UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05047301

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

March 13, 2005

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 17, 2005

Dear Mr. Parsons:

This is in response to your letters dated January 17, 2005, February 22, 2005, February 28, 2005, and March 8, 2005 concerning the shareholder proposal submitted to ExxonMobil by Ram Trust Services, Inc. We also have received letters on the proponent's behalf dated February 16, 2005 and March 8, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
MAR 14 2005
1083

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 28, 2005

VIA FAX and UPS Next Day Air
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14-8
Omission of Shareholder Proposal Regarding Independent Chairman

Gentlemen and Ladies:

By letter dated January 17, 2005, ExxonMobil advised the staff of our intention to omit a proposal submitted by RAM Trust Services from the proxy material for our upcoming annual meeting. The proposal asks ExxonMobil's Board to take the necessary steps to amend the by-laws to require that an independent director serve as Chairman of the Board and that the Chairman of the Board not also serve as the CEO. Counsel for the proponent submitted counter-arguments in a letter to the staff dated February 16, 2005, to which we in turn responded by letter dated February 22, 2005.

The extended correspondence on this proposal reflects in part the fact that the staff has reached different conclusions regarding the omission under Rule 14a-8(i)(6) of shareholder proposals dealing with this topic in several recent no-action letters. Most notably, in H. J. Heinz (available June 14, 2004), a proposal requesting the Board to adopt a by-law requiring that an independent director who is not also the CEO serve as Chairman was found to be excludable on 14a-8(i)(6) grounds, whereas in The Walt Disney Company (available November 24, 2004), a proposal that the board establish a policy of separating the Chairman and CEO positions, with flexibility to craft exceptions should there be situations in which such policy might not be possible to implement, was upheld over Rule 14a-8(i)(6) objections.

As we argued in our prior correspondence, we believe the different results in these letters reflect differences in the underlying proposals. This view has been affirmed by the recent staff response in Bristol-Myers Squibb Company (available February 7, 2005).[1] In that letter, the staff declined to concur in the omission of a proposal requesting the Board to "**establish a policy of, whenever possible,** separating the roles of Chairman and Chief Executive Officer, so that an independent director" serves as Chairman [emphasis added].

The proposal in Heinz, like the proposal submitted to ExxonMobil by RAM Trust for our 2005 annual meeting, contemplates a binding by-law with no room for exceptions. The proposal in Bristol-Myers, on the other hand, like the proposal in Disney, contemplates only a policy and expressly allows room for reasonable flexibility. We believe this is the key distinction between the two types of proposals. As counsel for the proponent in Bristol-Myers points out (distinguishing the proposal in that case from precedents such as Heinz):

> ... the Proponent's proposal ... asks for a policy, not a rigid requirement. Even more telling, the policy is to apply, in the words of the proposal itself, "whenever possible". In short, there is no requirement.
>
> The six no-action letters cited by the Company [including Heinz] ... each concerned a by-law amendment, which, by the very nature of by-laws, would be binding. The Staff concluded that since the Company could not insure that a person meeting the mandatory requirements of the by-law would be elected by the shareholders and be willing to serve, that such a mandatory requirement could not be effectuated by the Company."[2]

Since the ExxonMobil proposal, unlike the Disney and Bristol-Meyers proposals, calls for a rigid by-law rather than a flexible policy, the ExxonMobil proposal falls squarely in the Heinz line of precedents cited in our prior correspondence and therefore may be excluded under Rule 14a-8(i)(6).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also

[1] We were not aware of the Bristol-Myers precedent at the time we submitted our February 22 letter and are therefore supplementing our correspondence with this additional letter.

[2] See letter from Paul M. Neuhauser dated January 14, 2005, relating to proposal submitted to Bristol-Myers Squibb Company by the Sisters of Charity of Saint Elizabeth.

enclose five additional copies of this letter. A copy of this letter is also being sent to the proponent and proponent's counsel.

Sincerely,

JEP:clh
Enclosure

cc: Mr. John P.M. Higgins
President
RAM Trust Services, Inc.

Michael J. Barry
Grant & Eisenhofer P.A.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 17, 2005

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Independent Chairman

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Exxon Mobil Corporation and RAM Trust Services regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, this letter is my opinion as counsel for ExxonMobil.

Background.

The proposal asks ExxonMobil's Board to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

The proposal is a repeat submission by this proponent. Last year, ExxonMobil declined to seek 14a-8 relief and the proposal was included in our 2004 proxy materials. However, since last proxy season we have become aware of a number of precedents in which proposals essentially identical to the current proposal have been excluded from company proxy materials on grounds not previously asserted by ExxonMobil. We believe these recent precedents apply to the current proposal and therefore seek to omit the proposal from the proxy material for our 2005 annual meeting.

Proposal is beyond the power of the board to implement.

In a recent letter to H. J. Heinz Co. (available June 14, 2004), the staff agreed with the company's view that the proposal could be excluded under Rule 14a-8(i)(6) as being beyond the power of the board to implement. The staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as Chairman of the Board."

The proposal in Heinz is virtually identical to the current ExxonMobil proposal. Specifically, the Heinz proposal asked the board of directors to amend the by-laws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board.

The Heinz no-action request follows a number of recent letters in which the staff has reached the same conclusion with respect to the same or substantially the same proposal. See, for example:

- Bank of America Corporation (available February 24, 2004) (proposal to amend the by-laws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board may be excluded under Rule 14a-8(i)(6) as it does not appear to be within the Board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as Chairman of the Board);
- Wachovia Corporation (available February 24, 2004) (proposal recommending amendment of the by-laws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board may be excluded as beyond the power of the board of directors to implement since it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as the Chairman of the Board);
- AmSouth Bancorporation (available February 24, 2004) (proposal to amend the by-laws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board may be excluded as beyond the power of the board of directors to implement since it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as Chairman of the Board);
- Cintas Corporation (available August 27, 2004) (proposal requesting the board to adopt a policy that the Chair will be an independent director who has not previously served as an executive officer of the company may be excluded since it does not appear to be within the power of the board of directors to ensure that its Chairman retains his or her independence at all times and the

proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal);

- Peabody Energy Corporation (available February 23, 2004) (proposal to adopt a policy that no board member shall serve on the audit, compensation, or nominating and corporate governance committees if that member is not independent may be excluded as beyond the power of the board of directors to implement as it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria); and
- Archon Corporation (available March 16, 2003) (proposal requesting the board to take such action as necessary to effect a policy that a majority of the board members representing the common shareholders shall be independent and the executive, audit and compensation committees be established consisting entirely of independent directors may be excluded as beyond the power of the board of directors to implement since it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria).

The arguments outlined in detail in the letters cited above apply equally to Exxon Mobil Corporation. In particular, under the laws of the State of New Jersey where ExxonMobil is incorporated, it is the shareholders and not the Board which has the authority to elect directors.[1] It is therefore not within the power of ExxonMobil's board to ensure that a sufficient number of independent directors would be elected to serve as chairman and to meet the various requirements of the NYSE listing standards and ExxonMobil's corporate governance guidelines for independent directors to serve on key board committees. Further, as pointed out by company counsel in a number of the cited letters, the board cannot ensure that, even if the shareholders did elect an "independent" director within the meaning of the shareholder proposal, any such director would agree to take on the onerous responsibilities of serving as chairman. Finally, as in Cintas, the proposal provides no cure mechanism should a currently serving independent chairman cease to be independent or resign from serving as chairman without an immediately available replacement.

We are aware that the staff recently issued a letter that could be viewed as a change in position to The Walt Disney Company (available November 24, 2004). In that letter, the staff declined to concur with the company's view that a proposal relating to the independence of the chairman of the board could be excluded under Rule 14-a(i)(6). However, we believe Disney does not reflect a change in the staff's position from the view expressed in Heinz and the numerous other letters cited above, but rather reflects the fact that the proposal submitted to Disney was different than the proposal submitted to ExxonMobil, Heinz, and the other companies cited above.

[1] The Board of Directors has limited authority to elect directors but only to fill a vacancy on the Board until the next annual meeting of shareholders.

Specifically, the Disney proposal contemplated only that the board would amend the company's corporate governance guidelines and take other actions as necessary to establish a company policy that the chairman of the board of directors be an independent member of the board of directors. In requesting the Disney board simply to establish a policy, the Disney proposal recognized that the best the board can do is strive for independence (i.e., by nominating a management slate containing a sufficient number of candidates that the board has determined to be independent at the time of nomination). The Disney proposal even explicitly permitted the board to craft exceptions to deal with situations in which it might not be possible to have an independent chairman. More fundamentally, the Disney proposal sought only to establish a company policy similar to policies on independence reflected in the corporate governance guidelines of many public companies including ExxonMobil.

Unlike the Disney proposal, but like the proposals in Heinz and the other letters cited above, the current proposal submitted by RAM Trust Services to ExxonMobil seeks a by-law amendment to *require* that an independent director serve as chairman. It is one thing for a company to have a policy of independence regarding its chairman; it is quite another matter for a company to be in breach of its by-laws should the shareholders fail to elect sufficient independent directors, or should an independent director decline to serve as chairman. The current proposal to ExxonMobil may therefore be distinguished from the Disney proposal and may be excluded from our proxy materials under Rule 14a-8(i)(6) on the same grounds as the same proposal submitted recently to Heinz and numerous other companies.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and enclosure is being sent to the proponent.

Sincerely,

[signature]

JEP:clh
Enclosure

cc - w/enc: Mr. John P.M. Higgins
RAM Trust Services, Inc.

EXHIBIT 1

RECEIVED
DEC 15 2004
H. H. HUBBLE

RAM TRUST SERVICES

Registered Investment Advisor

December 13, 2004

Dr. Lee R. Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2004
Routed for Action to:__________
Informational Copy to:__________

Dear Dr. Raymond,

Ram Trust Services, Inc., an SEC-registered investment advisor, and its clients are greatly concerned about Exxon Mobil's corporate governance structure. More specifically, we believe that as the board is charged with oversight of the Chief Executive Officer, that same Chief Executive Officer should not also serve as the Chairman of the Board of Directors. Furthermore, we believe that an independent director should serve as Chairman.

Consequently, Ram Trust Services, Inc. has been authorized by certain of its clients (who together own 101,817 shares of common stock of Exxon Mobil Corporation) to submit on behalf of those clients the attached shareholder proposal. The proposal is being submitted jointly by these clients. These clients will maintain throughout the period ended with Exxon Mobil's 2005 annual meeting not less than $2,000 worth of Exxon Mobil common stock and will be represented at Exxon Mobil's 2005 annual meeting to present the proposal.

Each individual client represented in this filing has owned Exxon Mobil continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

If Exxon Mobil would like to discuss the substance of the proposal with us, please contact Robert A.G. Monks at (302)644-7484.

Very truly yours,

John P.M. Higgins
President
Ram Trust Services, Inc.

SHAREHOLDER PROPOSAL
DEC 15 2004
NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

EXXONMOBIL RESOLUTION

RESOLVED, that the shareholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

According to ExxonMobil's proxy statement filed in connection with the Company's 2004 annual meeting, "[t]he Board of Directors and its committees perform a number of functions for ExxonMobil and its shareholders, including:

- Overseeing the management of the company on your behalf;
- Reviewing ExxonMobil's long-term strategic plans;
- Exercising direct decision-making authority in key areas, such as declaring dividends;
- Selecting the CEO and evaluating the CEO's performance; and
- Reviewing development and succession plans for ExxonMobil's top executives."

We believe that the most important function of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that this role may be compromised when the CEO, whose performance should be independently monitored, is also the Chairman of the very Board charged with evaluating his or her performance.

We further believe that separation of the roles of Chairman of the Board and CEO will provide greater accountability of management to shareholders, will strengthen the integrity of the Board, and will better ensure that the Board will be able to effectively perform the important functions described above.

The Conference Board Commission on Public Trust and Private Enterprise noted that the separation of the roles of the Chair and CEO is one of the principal approaches that should be taken to provide the "appropriate balance" between board and management: "The roles would be performed by two separate individuals...the chair would be one of the independent directors."*

Additionally, we believe that combining the roles of Chairman and CEO can interfere with effective communication between shareholders and members of the Board. We believe that this occurred at the Company's 2004 annual meeting when a shareholder was prevented by the CEO, who was also conducting the meeting as Chairman of the Board, from asking questions directly to a member of the Board's Audit Committee relating to what provisions the Company made on its financial statements for potential liability arising from climate change. We believe that a risk exists that a shareholder who wishes to communicate with the Board of Directors with respect to a topic upon which the shareholder and the Company's management do not agree could be discouraged or prohibited from engaging in such communication when the positions of CEO and Chairman of the Board are occupied by the same individual.

Vote "YES" on this proposal to support Board independence!

* Source: The Conference Board Commission on Public Trust and Private Enterprise, Part 2: Corporate Governance, released on January 9, 2003.

RECEIVED
DEC 16 2004
H. H. HUBBLE

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 16 2004
Routed for Action to:
Informational Copy to:

Date: December 13, 2004

Dr. Lee R Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation (Shareholder Resolution)
CUSIP 30231G102

Account: D2301 Ram Trust Services Inc. # 298227

Dear Dr. Raymond:

The Bank of New York is the custodian for Ram Trust Services, Inc. As of December 10, 2004 Ram Trust Services, Inc. held 140,849 shares of Exxon Mobil Corporation CUSIP # 30231G102.

The above account for the period of December 1, 2003 through December 10, 2004 has not held fewer than 126,620 shares of common stock in their account.

Sincerely,

Kimberly S. Brandon
Vice President
The Bank of New York
One Wall Street-14th Floor
New York NY 10286

SHAREHOLDER PROPOSAL
DEC 16 2004
NO. OF SHARES
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 15, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, Maine 04101

Dear Mr. Higgins:

This will acknowledge receipt of the proposal concerning an independent Board Chairman, which you have submitted in connection with ExxonMobil's 2005 annual meeting of shareholders.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that, for this purpose, the date of submission of the proposal is December 15, 2004, the date the proposal was received in our principal executive offices. A statement of eligibility must by provided by the record holder of the securities. Since Ram Trust Services does not appear on our records as a registered shareholder and you have not provided the names of your clients, we cannot verify eligibility without additional evidence such as a statement from the record holder of securities (usually a bank or broker). You must also demonstrate your authority as investment advisor to act on behalf of the actual beneficial owners, such as by providing a copy of a written instrument from the clients authorizing you to file this shareholder proposal on their behalf. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

As I have said in the past, we are interested in continuing our dialogue on this issue.

Sincerely,

Henry H. Hubble

Enclosure

c: Mr. Robert A. G. Monks

RAM TRUST SERVICES

Registered Investment Advisor

December 27, 2004

RECEIVED
DEC 28 2004
S.M. DERKACZ

VIA FEDEX PRIORITY OVERNIGHT

Henry H. Hubble
Vice President – Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble,

This letter will confirm ownership by our clients[1] of at least 101,817 shares of ExxonMobil common stock. As illustrated by the attached spreadsheet of clients' holdings of ExxonMobil common stock, each of the clients individually meets the requirements set forth in rule 14a-8(b)(1). These shares are held by The Bank of New York as custodian for Ram Trust Services, Inc. All of the shares have been held continuously since at least December 1, 2003, and each of Ram Trust's clients intends to continue to hold such shares through the date of ExxonMobil's 2005 annual meeting.

I enclose The Bank of New York's letter dated December 20, 2004, as proof of ownership in our account for the requisite time period. Please accept this telefax copy of The Bank of New York letter, as the original was sent from Bank of New York via overnight mail to Mr. Raymond for delivery on December 22, 2004.

I have also enclosed copies of our clients' written authorizations to file this shareholder proposal on their behalf and an investment management agreement that specifically gives us the aforementioned authority.

Please contact me if I can be of further assistance, or if you should require additional documentation related to our proposal.

Sincerely,

Sandy Ward
Director of Operations

Enc.

[1] For the purposes of this letter, "clients" refers to our clients on whose behalf we have submitted a shareholder proposal for inclusion in the ExxonMobil's proxy materials for distribution in connection with the Company's 2005 annual meeting.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Attn: Carolyn

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

Date: December 20, 2004

Dr. Lee R Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation (Shareholder Resolution)
CUSIP 30231G102

Account: D2301 Ram Trust Services Inc. # 298227

Dear Dr. Raymond:

The Bank of New York is the custodian for Ram Trust Services, Inc. As of December 15, 2004 Ram Trust Services, Inc. held 140,839 shares of Exxon Mobil Corporation CUSIP # 30231G102.

The above account has continuously held at least 126,620 shares of Exxon Mobil common stock for the period of December 1, 2003 through December 15th 2004

Sincerely,

Kimberly S. Brandon
Vice President
The Bank of New York
One Wall Street-14th Floor
New York NY 10286

Ram Trust Services, Inc. List of Holders		
Shares supporting Exxon Mobil Resolution		
Security Description	ShortTitle	Units
EXXON MOBIL CORP COM	ELLEN M. HIGGINS TRUST 1996	**200**
EXXON MOBIL CORP COM	BRYAN S MONKS REV TR 1998	**500**
EXXON MOBIL CORP COM	TIMOTHY BG HERRICK REV TR 1998	**250**
EXXON MOBIL CORP COM	ANNA A PERTZOFF TRUST 1989	**50**
EXXON MOBIL CORP COM	TATIANA A PERTZOFF WELLS TR 1995	**250**
EXXON MOBIL CORP COM	TATIANA P FISCHER INTERVIVOS REV TR	**367**
EXXON MOBIL CORP COM	A. HENSHAW TTEE, ANNE HENSHAW REV TR	**2200**
EXXON MOBIL CORP COM	JESSICA GARDNER GOLDBLATT TRUST 1992	**350**
EXXON MOBIL CORP COM	J NICHOLAS KEARNS TR 1993	**400**
EXXON MOBIL CORP COM	MELISSA CUNNINGHAM REV TR 1989	**3300**
EXXON MOBIL CORP COM	AMOS S ENO REV TR 1996	**3338**
EXXON MOBIL CORP COM	MARJORIE B ENO REV TR 1996	**1412**
EXXON MOBIL CORP COM	DANA CHATFIELD JONES REV TR	**2000**
EXXON MOBIL CORP COM	ELLEN E MONKS TR 1945 (25A)	**700**
EXXON MOBIL CORP COM	ELLEN M HIGGINS TRUST 1959 (29A)	**150**
EXXON MOBIL CORP COM	ELLEN M HIGGINS GRDCHILD TR 1985	**190**
EXXON MOBIL CORP COM	BLANCHE K. WALLACE TRUST FBO NMC	**15590**
EXXON MOBIL CORP COM	SAMUEL ROOS LIVING TR, W. ROOS TTEE	**264**
EXXON MOBIL CORP COM	GEORGE G MONKS TR 1945 (25B)	**800**
EXXON MOBIL CORP COM	WILLIAM FK MONKS TR 1959 (29D)	**500**
EXXON MOBIL CORP COM	WILLIAM FK MONKS TR 1976 (76D)	**300**
EXXON MOBIL CORP COM	ANNA A PERTZOFF IRREV TR	**800**
EXXON MOBIL CORP COM	OLGA MONKS PERTZOFF FAM TR 61 (OMP1)	**800**
EXXON MOBIL CORP COM	OLGA MONKS PERTZOFF TR 1945 (OMP 27)	**1250**
EXXON MOBIL CORP COM	OLGA MONKS PERTZOFF TR 1954 (OMP 28B	**1800**
EXXON MOBIL CORP COM	OLGA MONKS PERTZOFF TR 1975 (OMP#2)	**350**
EXXON MOBIL CORP COM	WESTON BONNEY IRR INS TR 1994	**200**
EXXON MOBIL CORP COM	AMOS P L ENO IRREV TRUST	**608**
EXXON MOBIL CORP COM	ANGUS C ENO IRREV TRUST	**608**
EXXON MOBIL CORP COM	BLANCHE WALLACE TR FBO DANA C JONES	**16000**
EXXON MOBIL CORP COM	JACKSON ROOS LIVING TR, W. ROOS TTEE	**264**
EXXON MOBIL CORP COM	CHARLOTTE H ALEXANDER	**200**
EXXON MOBIL CORP COM	GEORGE G MONKS	**2500**
EXXON MOBIL CORP COM	ROQUE ISLAND GARDNER HOMESTEAD CORP	**20000**
EXXON MOBIL CORP COM	NANNETTE C HERRICK	**150**
EXXON MOBIL CORP COM	DOLLY H. PATTERSON	**3800**
EXXON MOBIL CORP COM	DEBORAH D. MILITE	**384**
EXXON MOBIL CORP COM	RUSSELL Y. SMITH	**18256**
EXXON MOBIL CORP COM	AMOS P L ENO CUSTODY ACCOUNT	**236**
EXXON MOBIL CORP COM	ANGUS ENO CUSTODY ACCOUNT	**236**
EXXON MOBIL CORP COM	HELEN CHASE ROOS SEP IRA	**264**
	Total:	**101817**

ELLEN M. HIGGINS TRUST 1996
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 200 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

BRYAN S MONKS REV TR 1998
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 500 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

TIMOTHY BG HERRICK REV TR 1998
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 250 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

ANNA A. PERTZOFF TRUST 1989
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 50 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

TATIANA A. PERTZOFF WELLS TR 1995
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 250 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

TATIANA P FISCHER INTERVIVOS REV TR
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 367 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

Anne S. Henshaw
346 Bunganuc Road
Brunswick, ME 04011

December 17, 2004

John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 2,200 shares of ExxonMobil Corp. common stock that we have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Anne Henshaw

Anne Henshaw

JESSICA GARDNER GOLDBLATT TRUST 1992
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 350 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

J NICHOLAS KEARNS TR 1993
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 400 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

MELISSA A CUNNINGHAM REV TR 1989
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 3300 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

AMOS S ENO REV TR 1996
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 3,338 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

MARJORIE B ENO REV TR 1996
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 1,412 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

DANA CHATFIELD JONES REVOCABLE TRUST
1554 Campus Drive
Berkeley, CA 94708

December 17, 2004

John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 2,000 shares of ExxonMobil Corp. common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Dana Chatfield Jones

Dana Chatfield Jones

ELLEN E MONKS TR 1945 (25A)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 700 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

ELLEN M HIGGINS TRUST 1959 (29A)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 150 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

ELLEN M HIGGINS GRDCHILD TR 1985
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 190 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

BLANCHE K. WALLACE TRUST FBO NANCY M. CHATFIELD
Ram Trust Company, Trustee
45 Exchange Street
Portland, ME 04101

December 17, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 15,590 shares of ExxonMobil Corp. common stock that we have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Ram Trust Company, Trustee

By: John P.M. Higgins, President

SAMUEL ROOS LIVING TRUST
36 Kettle Cove Road
Cape Elizabeth, ME 04107

December 17, 2004

John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 264 shares of ExxonMobil Corp. common stock that we have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Warren Roos, Trustee

GEORGE G MONKS TR 1945 (25B)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 800 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

WILLIAM FK MONKS TR 1959 (29D)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 500 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

WILLIAM FK MONKS TR 1976 (76D)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 300 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

ANNA A PERTZOFF IRREV TR
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 800 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

OLGA MONKS PERTZOFF FAM TR 61 (OMP1)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 800 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

OLGA MONKS PERTZOFF TR 1945 (OMP 27)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 1,250 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

OLGA MONKS PERTZOFF TR 1954 (OMP 28B)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 1,800 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

OLGA MONKS PERTZOFF TR 1975 (OMP #2)
John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 350 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

WESTON BONNEY IRR INS TR 1994
Ram Trust Company, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 200 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Ram Trust Company, Trustee

By: John P. M. Higgins, President

AMOS P L ENO IRREV TR
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 608 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P.M. Higgins, Trustee

ANGUS C ENO IRREV TR
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 608 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P.M. Higgins, Trustee

BLANCHE WALLACE TR FBO DANA C JONES
Ram Trust Company, Trustee
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 16,000 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Ram Trust Company, Trustee

By: John P. M. Higgins, President

JACKSON ROOS LIVING TRUST
36 Kettle Cove Road
Cape Elizabeth, ME 04107

December 17, 2004

John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 264 shares of ExxonMobil Corp. common stock that we have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Warren Roos, Trustee

CHARLOTTE H ALEXANDER
77 Monastery Road
Cape Elizabeth, ME 04107

December 17, 2004

John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 200 shares of ExxonMobil Corp. common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Charlotte H Alexander

Charlotte H. Alexander

GEORGE G MONKS
30 Morton Street
Andover, MA 01810

December 17, 2004

John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 2500 shares of ExxonMobil Corp. common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

George G. Monks

George G. Monks

ROQUE ISLAND GARDNER HOMESTEAD CORP.
John P. M. Higgins, Treasurer
45 Exchange Street
Portland, ME 04101

December 14, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 20,000 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Treasurer

NANNETTE C HERRICK
31 Bowery Street
Newport, RI 02840

December 17, 2004

John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 150 shares of ExxonMobil Corp. common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Nannette C. Herrick

Nannette C. Herrick

DOLLY H PATTERSON
49 Bayberry Hill Road
Ridgefield, CT 06877

December 17, 2004

John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 3,800 shares of ExxonMobil Corp. common stock that we have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Dolly H. Patterson

DEBORAH D MILITE
75 South Freeport Road
South Freeport, ME 04032

December 17, 2004

John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 384 shares of ExxonMobil Corp. common stock that I have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Deborah D Milite

Deborah D. Milite

RUSSELL Y SMITH
70 Captain John Parker Road
Box 206
Phippsburg, ME 04562

December 17, 2004

John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 18,256 shares of ExxonMobil Corp. common stock that I have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Russell Y. Smith

AMOS P L ENO CUSTODY ACCOUNT
45 Exchange Street
Portland, ME 04101

December 17, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 236 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

ANGUS ENO CUSTODY ACCOUNT
45 Exchange Street
Portland, ME 04101

December 17, 2004

Sandy Ward
Director of Operations
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward:

We hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on our behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. We are the beneficial owner of 236 shares of ExxonMobil Corp. common stock that we have held for over one year, and which we intend to hold through the date of the annual meeting in 2005.

We specifically give Ram Trust Services, Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P. M. Higgins, Trustee

HELEN CHASE ROOS SEP IRA
36 Kettle Cove Road
Cape Elizabeth, ME 04107

December 17, 2004

John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

I hereby authorize Ram Trust Services, Inc. to file a shareholder resolution on my behalf at ExxonMobil Corp. addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 264 shares of ExxonMobil Corp. common stock that we have held for over one year, and which I intend to hold through the date of the annual meeting in 2005.

I specifically give Ram Trust Services, Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Helen Chase Roos

Helen Chase Roos

ORIGINAL

INVESTMENT MANAGEMENT AGREEMENT

RAM TRUST SERVICES
45 Exchange Street, Suite 400
Portland, ME 04101

Client: Dana Chatfield Jones Revocable Trust
1554 Campus Drive
Berkeley, California 94708

This INVESTMENT MANAGEMENT AGREEMENT is made as of November 1, 2001 between RAM TRUST SERVICES ("RAM") and the above-referenced client (the "Client").

1. The Client requests that RAM open and maintain an investment account (the "Account") in the name of the Client (or such other name as the Client and RAM agree) and that RAM hold in the Account and manage, in accordance with this Agreement, all securities and other property accepted by RAM at any time from or for the account of the Client (the "Property"). RAM is hereby designated as the Client's agent and attorney-in-fact, with full authority and discretion, on Client's behalf and at Client's sole risk, to:

(a) purchase and sell securities, in such amounts and at such prices and in such manner as RAM may deem advisable, for the Account from time to time, and otherwise deal with and manage the Property as fully to all intents and purposes as the Client might or could do in person;

(b) take custody of and safeguard the Property, in accordance with RAM's customary practices;

(c) collect and credit to the Account all receive all interest, dividends, income and other cash distributions on the Property; and

(d) collect and credit to the Account all matured or called securities in the Account and all other cash payments on account of principal of the Property.

RAM shall perform these services in a careful and prudent manner, with due consideration for the Client's investment objectives and investment restrictions expressly set forth on Schedule A hereto. The Client may change these investment objectives and investment restrictions from time to time by written instruction to RAM, in which case RAM shall implement the revised objectives and restrictions as soon as practicable.

2. RAM shall keep appropriate records of the Account, in accordance with RAM's customary practices, and shall furnish the Client with a report of all transactions on a quarterly basis.

☐ In addition, RAM will furnish a copy of all such reports to: ______________________________

3. This Agreement is not intended to create a trust, and the Client shall at all times own and retain ultimate ownership and control of the Property. RAM shall accept the Client's written, signed instructions regarding the Property, *provided that* such instructions are given sufficiently far in advance to reasonably permit RAM to act upon them. In addition, RAM may accept any oral, telephonic or electronic instruction RAM believes to be authorized by the Client. From time to time as the Client or RAM deems appropriate, the Client will confirm to RAM in writing which persons are authorized to give instructions to RAM in connection with the Account. RAM will not be held accountable for delays or losses resulting from failure to receive timely and suitable instructions from the Client; for any failure to provide in Schedule A an accurate description of the Client's investment objectives and investment limitations; or for any failure by the Client to provide timely notice of any change in such objectives or limitations.

4. *The Client expressly assumes all risk of loss on investments for the Account. The Client agrees that RAM shall not be liable for loss or expense resulting from any action or decision by RAM or its employees or agents pursuant to this Agreement, or any failure to so act or decide, made in good faith and in a manner consistent with RAM's obligations under paragraph 1 page 1 except; except that this provision is not intended to limit liability for willful misfeasance, bad faith, or gross negligence, and is not intended to waive any rights or remedies that the Client may have under any applicable law or regulation. In cases where RAM relies in good faith on any written or oral instruction from the Client or the Client's agent or legal representative, the Client agrees reimburse RAM for all brokerage charges, other similar charges and other authorized charges Ram may incur.*

5. RAM may, in its discretion and at its expense, avail itself of the services of one or more investment advisers, subadvisers, nominees, custodians, subcustodians, depositories, clearing corporations or other financial intermediaries of RAM's selection, and RAM agrees that its responsibilities under this Agreement will not be affected thereby.

6. Except as RAM otherwise determines, all securities in a form requiring registration shall be registered in RAM's name or in the name of RAM's nominee. Unless otherwise instructed by the Client, RAM will execute all requested purchases and sales of securities through Atlantic Financial Services of Maine, Inc. ("AFS"), or another registered broker-dealer of RAM's selection. The Client acknowledges that AFS is an introducing broker that is an affiliate of both RAM TRUST COMPANY and Ram Trust Services, Inc.

7. As the Client's agent and attorney-in-fact, RAM is granted full power and discretion to endorse, transfer, or deliver Account securities; to vote such securities on any and all matters; to execute proxies, waivers, consents, and other instruments relating to such securities; and to consent (or withhold consent) to any proposed merger, consolidation, reorganization, or liquidation requiring a vote of security holders.

8. RAM is authorized and requested to file on behalf of the Client any ownership, exemption or other certificate that in RAM's judgment is necessary or appropriate under applicable tax laws or other laws or regulations, and to report such other information concerning the Account as may in RAM's judgment be necessary or appropriate in connection therewith. Unless the box at the end of this paragraph is checked, however, the Client objects to disclosure by RAM of the Client's name, address and security position for purposes of reporting beneficial ownership under SEC Rule 14b-2 for securities held in the Account. ☐

9. The Client agrees that the Account will be subject to all applicable RAM TRUST SERVICES rules and regulations of general application, as in effect from time to time, and that RAM reserves the right to change such rules and regulations at any time.

10. Except as otherwise agreed in writing, the Client shall pay fees for RAM's services hereunder in accordance with Schedule B below. The Client acknowledges that RAM reserves the right to change RAM's fee schedule at any time, in which case the new fees shall become effective 60 days after written notice thereof to the Client (or such later date as RAM determines). Except as RAM and the Client otherwise agree, all fees and expenses incurred for the Account shall be:

☒ Debited from the Account ☐Debited from the following account: _____

☐ Invoiced to ______________________________

11. The Client agrees to reimburse RAM for all charges and taxes RAM may incur as the Client's agent or custodian in connection with the Account or any transaction hereunder. RAM is hereby authorized to charge the Account and the Client for all expenses (including, without limitation, brokerage costs and attorneys' fees)

reasonably incurred by RAM in connection with its performance of this Agreement. To secure any payment obligations to RAM arising from or in connection with the Account or any other accounts maintained by the Client with RAM, the Client hereby grants RAM a security interest in all cash, securities and other property held in or through such accounts.

12. Either the Client or RAM may terminate this Agreement upon 30 days' prior written notice to the other party. The client may request that RAM trade only upon written request during the 30-day notice. In the absence of such a termination, the investment discretion and other powers conferred upon RAM will continue notwithstanding the death, disability, or legal incompetence of the Client or (as the case may be) any agent or legal representative of the Client. Termination shall not relieve the Client of responsibility for any prior act taken or any obligation previously incurred by RAM under this Agreement. Within a reasonable time after notice of termination is received, RAM will distribute all funds and other Property in the Account to the Client (or the Client's designee, if RAM is so instructed), after deduction by RAM for any fees, expenses, or other payments due to RAM from the Client. RAM will refund the unearned portion of any fees prepaid to RAM for a given period, based on the number of days remaining in the period as of the date the Property is finally distributed from the Account.

13. Any and all controversies or claims arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules (as then in effect) of the American Arbitration Association, or other procedures mutually agreed upon by the parties within 30 days of the initial demand for arbitration. Except as the parties may otherwise agree within such period, the arbitration shall take place in Portland, Maine before a panel of three neutral arbitrators having prior experience and training as arbitrators, at least one of whom shall be a Maine attorney having substantial securities law experience, and the arbitrators shall be required to decide each claim in accordance with applicable law and to set forth in writing the award and a summary of those facts considered by the arbitrators to be material to such decision. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. This agreement to arbitrate shall be enforceable under the Maine Uniform Arbitration Act. It is understood that the parties are hereby waiving the right to seek judicial remedies, including the right to jury trial, in the event of a controversy or claim.

14. This Agreement shall be governed by the laws of the State of Maine, without giving effect to the conflict-of-law principles thereof.

SCHEDULE A:

INVESTMENT OBJECTIVES:____

INVESTMENT LIMITATIONS:____

OTHER SPECIAL INSTRUCTIONS, IF ANY: ______________________________________

RAM TRUST SERVICES, INC.
(A Maine Corporation)

RAM TRUST COMPANY
(A MAINE NON-DEPOSITORY TRUST COMPANY)

MANAGED ACCOUNT FEE SCHEDULE

(as of June 27, 2001)

INVESTMENT MANAGEMENT SERVICES

Dana Chatfield Jones
Signature of Client

Nov. 8, 2001
Date

The Client hereby represents that the information set forth below is true and correct as of the date hereof, and the Client agrees to give RAM prompt written notice of any change in such information. In the case of joint accounts, please specify the form of ownership (*e.g.* JTWROS [joint tenants with right of survivorship] or TIC [tenants in common])

Name of Account:	Dana Chatfield Jones Revocable Trust				
Client's Address:	1554 Campus Drive				
	Berkeley, California 94708				
Telephone: (510) 845-6194		Fax:	(510) 845-9669	e-mail:	jejones@ousd.k12.ca.us

Under penalties of perjury, the Client (or each Client, in the case of joint accounts) certifies that (1) the number shown on this form is the Client's correct taxpayer identification number and (2) the Client is not subject to backup withholding either because the Client has not been notified the Client is subject to backup withholding as a result of a failure to report all interest or dividends, or because the Internal Revenue Service has notified the Client that the Client is no longer subject to backup withholding. The Internal Revenue Service does not require the Client's consent to any provision of this document other than certifications required to avoid backup withholding.

Dana Chatfield Jones Revocable Trust

Date: Nov 8, 2001

By: Dana Chatfield Jones
Dana Chatfield Jones
Social Security Number: 567-66-7510

Accepted as of 11-7, 01
by RAM TRUST SERVICES

By: [signature]
Authorized Representative

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

Date: December 20, 2004

RECEIVED
DEC 21 2004
S.M. DERKACZ

RECEIVED
DEC 21 2004
H. H. HUBBLE

Dr. Lee R Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation (Shareholder Resolution)
CUSIP 30231G102

Account: D2301 Ram Trust Services Inc. # 298227

Dear Dr. Raymond:

The Bank of New York is the custodian for Ram Trust Services, Inc. As of December 15, 2004 Ram Trust Services, Inc. held 140,839 shares of Exxon Mobil Corporation CUSIP # 30231G102.

The above account has continuously held at least 126,620 shares of Exxon Mobil common stock for the period of December 1, 2003 through December 15th 2004

Sincerely,

Kimberly S. Brandon
Vice President
The Bank of New York
One Wall Street-14th Floor
New York NY 10286

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 8, 2005

VIA FAX
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14-8
Omission of Shareholder Proposal Regarding Independent Chairman

Gentlemen and Ladies:

In their latest letter dated March 8, 2005, counsel for RAM Trust completely misreads our February 28, 2005 letter citing Bristol-Meyers Squibb Company (available February 7, 2005). We recognize that the Bristol-Meyers letter covered two chairman/CEO proposals: one proposal relating to a flexible policy and a second proposal relating to an inflexible by-law. Our February 28 argument dealt with the first of these proposals, relating to a flexible policy. Although the staff ruled against the company on that proposal under Rule 14a-8(i)(6), we believe the facts and arguments presented by proponent's counsel for that proposal support the distinction we have drawn in prior correspondence between flexible policy proposals, which the staff has generally allowed to be included, and rigid bylaw proposals (such as the RAM Trust proposal), which the staff has recently found excludable.

Our February 28 letter did **not** cite or rely on the Bristol-Meyers by-law proposal -- which was excluded under Rule 14a-8(i)(11) -- in support of our argument under Rule 14a-8(i)(6). Rather, we continue to rely on the numerous other recent letters we have cited in which by-law proposals have been excluded under Rule 14a-8(i)(6).

Finally, since counsel for the proponent insists that we cite New Jersey law in support of our argument, we cite Section 14A:6-3 of the New Jersey Business Corporation Act:

"... [a]t the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors ...."

This is the only aspect of New Jersey law relevant to our 14a-8(i)(6) argument.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa Bork at 972-444-1473.

In the interest of time, this letter is being sent to the staff by fax. A copy is also being faxed to the proponent and proponent's counsel.

Sincerely,

JEP:clh

cc: Mr. John P.M. Higgins
President
RAM Trust Services, Inc.

Michael J. Barry
Grant & Eisenhofer P.A.

Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
972-444-1478 Telephone
972-444-1488 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

FACSIMILE TRANSMITTAL SHEET

Date: March 8, 2005

TO: U.S. Securities and Exchange Commission
Division of Corporation Finance
COMPANY: Office of Chief Counsel

FAX #: 202-942-9525

This facsimile consists of 3 pages (including this page).

Message:

To report transmission problems, please call Cindy Hayre @ (972) 444-1482.

G&E
Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

445 Park Avenue, 9th Floor
New York, New York 10022
Tel: 212-755-6501 • Fax: 212-755-6503

www.gelaw.com

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger**
Stephen G. Grygiel♦
Diane T. Zilka

Naumon A. Amjed
Peter B. Andrews
Christine S. Azar
James R. Banko
Cynthia A. Calder
Redmond L. Clevenger
John A. Curseaden‡
P. Bradford deLeeuw
Lydia Ferrarese ✕
James P. McEvilly, III*
Sharan Nirmul
Russell D. Paul†

Catherine Pratsinakis*
Lauren E. Wagner
Kimberly L. Wierzel
Michelle T. Wirtner

* Admitted in NJ & PA Only
† Admitted in NJ, NY & PA O
‡ Admitted in MA & NY Only
♦ Admitted in ME & MA Only
* Admitted in NY Only
** Admitted in MD, NY & DC C
✕ Admitted in Italy Only

RECEIVED
2005 MAR -9 PM 2:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 8, 2005

Direct Dial: (302) 622-7065

VIA TELECOPY AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

This letter responds to the letters dated February 22, 2005 (the "February 22, 2005 letter") and February 28, 2005 (the "February 28, 2005 letter"), on behalf of ExxonMobil ("ExxonMobil" or the "Company") in further support of the Company's January 17, 2005 request for no-action relief (the "No-Action Request") with respect to a shareholder proposal (the "Proposal")[1] submitted by RAM Trust Services, Inc. ("RAM" or the "Proponent").

Like the Company's No-Action Request, the Company's latest submissions are wholly devoid of legal analysis whatsoever and again attempt to satisfy the Company's burden of demonstrating that it may exclude the Proposal as "beyond the power of the board to implement" solely by poorly-reasoned analogy to distinguishable no-action letters.[2] Neither the February 22, 2005 letter nor the February 28, 2005 letter identifies a

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[1] The Proposal urges that ExxonMobil's Board take the necessary steps to amend the Company's Bylaws to prescribe a valid director qualification. The same proposal was submitted by RAM and included in the Company's 2003 and 2004 proxy statements and received significant shareholder support at the Company's 2003 and 2004 annual meetings.

[2] RAM distinguished the no-action letters cited by the Company in its previous letter to the SEC in this matter dated February 16, 2005. Neither the *Cintas* nor *Peabody Energy Corporation* letters (again cited by

single provision of law that could support the Company's bald proposition that it is somehow beyond the power of the board of directors of a New Jersey corporation to implement a bylaw amendment prescribing a director qualification unless the board "can ensure compliance" with such amendment. Indeed, neither letter even addresses RAM's opinion of New Jersey counsel specifically opining that the Proposal is *within* the power of the Board to implement under New Jersey law. In fact, the Company essentially *admits* that the Board in fact possesses the power to implement the Proposal. *See* February 22, 2005 letter at p. 2 ("We do not claim that it would violate New Jersey law for the words [suggested by the Proposal] to be added to ExxonMobil's by-laws.").

ExxonMobil's suggestion that New Jersey law is irrelevant to the question of whether it is within the power of the Board to implement the Proposal is absurd. After all, the Proposal involves an issue of internal corporate governance that is regulated not by the SEC, but by the law of the state of a company's incorporation.[3] The SEC cannot decide in a vacuum what powers board of directors can and cannot exercise.[4] Similarly, ExxonMobil's Board cannot decide arbitrarily what powers it possesses; those powers are conferred and delineated by the law of the state of New Jersey.[5] Accordingly, the fact that ExxonMobil chose not to seek exclusion of the Proposal pursuant to Rule 14a-8(i)(1) and (2), does not somehow obviate the need to look to New Jersey law in order to determine whether the Company has the power and authority to implement the Proposal.

Thus, it is not RAM, but ExxonMobil that has misconstrued the nature of the 14a-8(i)(6) exclusion, because it is the Company that bears the burden of demonstrating that a Proposal is beyond the power of the Company to implement. ExxonMobil has not carried this burden. *Instead, the Company admits that the Board possesses the power to*

---

the Company in its February 22, 2005 letter) involved the same proposal nor addressed the legal arguments set forth by the proponent in *The Walt Disney Company* (available November 24, 2004) and made by RAM in this case. As discussed below, ExxonMobil's reliance on *Bristol-Myers Squibb Company* (available February 7, 2005) is misplaced because, the staff did not reach the issue presented in this matter in the course of the no-action proceedings in that case.

[3] The United States Supreme Court has made clear that: "*Corporations are creatures of state law, and investors commit their funds to corporate directors on the understanding that, except where federal law expressly requires certain responsibilities of directors with respect to stockholders, state law will govern the internal affairs of the corporation.*" *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 479 (1977) (quoting *Cort v. Ash*, 422 U.S. 66, 84 (1975)) (emphasis supplied).

[4] The Division of Corporate Finance should not use its role in interpreting Rules promulgated by the Commission to inject federal regulation into matters of internal corporate governance that traditionally have been left for resolution under state law. *See The Business Roundtable v. SEC*, 905 F.2d 406, 408 (D.C. Cir. 1990) ("[W]e find that the Exchange Act cannot be understood to include regulation of an issue that is so far beyond matters of disclosure (such as are regulated under § 14 of the Act, and of the management and practices of self-regulatory organizations, and that is concededly a part of corporate governance traditionally left to the states.")

amend the by-laws in exactly the manner contemplated by the Proposal. What it argues is that it cannot guarantee compliance with the valid director qualification established by the proposed amendment. *See* February 22, 2005 letter at 2 n.2. Thus ExxonMobil is attempting to blur the distinction between two legally distinct concepts – ensuring implementation of the Proposal on the one hand, and ensuring the future election of directors meeting validly adopted qualifications on the other. Viewed clearly, however, ExxonMobil does not – and cannot – maintain that the Company's board lacks the ability to implement the Proposal. As such, the Proposal may not be excluded under Rule 14a-8(i)(6).

ExxonMobil's reliance upon *Bristol-Myers Squibb Company* (available February 7, 2005) in its February 28, 2005 letter is also misplaced. *Bristol-Myers* involved the SEC Staff's consideration of two separate shareholder proposals. The first proposal requested "that the board of directors establish a policy of, whenever possible, separating the roles of chairman and chief executive officer so that an independent director who has not served as an executive officer of the company serves as chair of the board of directors." The second proposal, like the proposal submitted to ExxonMobil by RAM, "urge[d] the board of directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the company shall serve as chairman of the board." Bristol-Myers received the first proposal on November 8, 2004 and did not receive the second proposal until November 16, 2004.

Bristol-Myers sought to exclude both proposals pursuant to Rule 14a-8(i)(6) and, like ExxonMobil, attempted to rely upon distinguishable no-action precedent, such as *H.J. Heinz Company* (available June 14, 2004), *Bank of America Corporation* (available February 24, 2004), *Wachovia Corporation* (available February 24, 2004), *AmSouth Bancorporation* (February 24, 2004), *SouthTrust Corporation* (available January 16, 2004) in support of the flawed argument that it would not be within the board's power "to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." Bristol-Myers also sought to exclude the second proposal (the one similar to RAM's) pursuant to Rule 14a-8(i)(11) as "substantially duplicative" of the first proposal. Like ExxonMobil, Bristol-Myers sought to distinguish *The Walt Disney Company* (available November 24, 2004), because the proposal in *Walt Disney* "provided an exception to the independence requirement 'in rare and explicitly spelled out, extraordinary circumstances,'" and that qualification did not appear in either of the proposals submitted to Bristol-Myers.[6]

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[6] Similarly, in its January 17, 2005 letter, ExxonMobil argued that *Walt Disney* was distinguishable because the proposal in that case "explicitly permitted the board to craft exceptions to deal with situations in which it might not be possible to have an independent chairman." *See* January 17, 2005 letter at p. 4. As RAM has explained, ExxonMobil's Board can unilaterally: (i) enlarge the size of the board; (ii) elect directors to fill vacancies; and (iii) amend the Company's by-laws as it, in its sole discretion, deems necessary and thus ExxonMobil's suggestion that it would be left with "no remedy" should an independent Chairman "leave office or unexpectedly cease to be independent" is patently frivolous.

However, the SEC Staff disagreed, stating that: "[w]e are unable to concur in your view that Bristol-Myers may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6)." With respect to the second proposal, the SEC Staff stated:

> There appears to be some basis for your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of the first proposal that will be included in Bristol-Myers' 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). *In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Bristol-Myers relies.*

(emphasis supplied). Thus, the SEC *expressly did not*, as ExxonMobil facetiously claims in its February 28, 2005 letter, "affirm" ExxonMobil's erroneous viewpoint that "the different results in these letters reflect differences in the underlying proposals."[7] To the contrary, not only did the SEC Staff decline to decide the issue of whether the second proposal could be excluded pursuant to Rule 14a-8(i)(6), but in allowing the second proposal to be excluded pursuant to Rule 14a-8(i)(11) as "substantially duplicative" of the first proposal, the SEC Staff implicitly recognized that the two proposals were essentially identical.[8] Thus, ExxonMobil grossly misstates the basis upon which no-action relied was denied and granted in *Bristol-Myers*, and its reliance upon that letter is misplaced.

For all the foregoing reasons, and as described in detail in RAM's February 16, 2005 letter responding to the Company's No-Action Request, ExxonMobil's newly claimed inability "to ensure compliance" with the proposed by-law amendment is both irrelevant, and demonstrably false. Specifically, RAM has amply demonstrated that New Jersey law expressly authorizes the board of directors of a New Jersey corporation to amend the corporation's bylaws in order to prescribe director qualifications and *does not*

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[7] Inexplicably, ExxonMobil quotes to language from a letter from Bristol-Myers *which addressed the first proposal* (which like the proposal in *Walt Disney* concerned a policy) but the SEC Staff obviously *rejected this argument* in determining that the proposal could not be excluded pursuant to Rule 14a-8(i)(6). *See* February 28, 2005 letter at p. 2 n.2 (quoting letter on behalf of Bristol-Myers arguing for exclusion of first proposal).

[8] Indeed the exclusion provided by Rule 14a-8(i)(11) is intended "to eliminate the possibility of shareholders having to consider two or more *substantially identical* proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976) (emphasis added).

limit such authority to only those qualifications that a company can *guarantee* will be met. RAM also attached an opinion by New Jersey counsel specifically opining that the Board has the power and authority to implement the Proposal under New Jersey law.

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Sincerely,

Michael J. Barry

Enclosures

cc: Robert A.G. Monks
James Earl Parsons, Esquire

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 22, 2005

RECEIVED
2005 FEB 23 PM 4:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FAX and UPS Next Day Air
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14-8
Omission of Shareholder Proposal Regarding Independent Chairman

Gentlemen and Ladies:

By letter dated January 17, 2005, ExxonMobil advised the staff of our intention to omit a proposal submitted by RAM Trust Services from the proxy material for our upcoming annual meeting. The proposal asks ExxonMobil's Board to take the necessary steps to amend the by-laws to require that an independent director serve as Chairman of the Board and that the Chairman of the Board not also serve as the CEO.

We received a letter dated February 16, 2005, from Grant & Eisenhofer P.A., counsel for the proponent, which attempts to rebut the arguments made in our January 17 letter. We are writing to respond briefly to this February 16 submission by proponent's counsel.

Proponent's counsel implies that it is inconsistent for ExxonMobil to challenge inclusion of the Ram Trust proposal in our 2005 proxy material since substantially the same proposal was included in our 2004 proxy, and an ExxonMobil letter seeking omission of the proposal was denied by the SEC staff in 2003. However, we do not believe it is inappropriate to seek a no-action letter for a repeat proposal if there is a change in facts[1], or when new grounds for exclusion emerge. As we explained in our own January 17 letter, our challenge of the current proposal rests upon the issuance of a number of very recent precedents in which substantially identical proposals have been

[1] For example, in Exxon Mobil Corporation (available March 20, 2002), the staff concurred with our request to exclude the Ram Trust proposal from our 2002 proxy material under Rule 14a-8(i)(8) since the supporting statement contained language personally attacking our incumbent Chairman and directors.

held excludable by the staff under Rule 14a-8(i)(6) on the basis of an argument ExxonMobil has not previously asserted.

Proponent's counsel misconstrues the nature of the 14a-8(i)(6) argument with respect to this proposal. Specifically, counsel's letter goes to great lengths to establish that, under New Jersey corporate law, directors have the authority to amend company by-laws. However, that point is irrelevant to our no-action request. We do not claim that it would violate New Jersey law for the words requested by the proposal to be added to ExxonMobil's by-laws.[2] Rather, our argument, like the argument in H.J. Heinz (available June 14, 2004) and the other recent letters cited in our January 17 letter, is that the Board would not be able to ensure compliance with such a by-law since it is the shareholders who elect the directors. As the staff noted in Heinz, it is not within the power of the Board to ensure that an individual meeting the specified criteria would be elected as director and serve as Chairman of the Board.[3] Moreover, as the staff noted in Cintas Corporation (available August 27, 2004), even if an independent director were elected as Chairman it is not within the power of the Board to ensure that the Chairman retains his or her independence at all times, and a proposal such as the current Ram Trust proposal would, if implemented, leave the Board no remedy should an independent Chairman leave office or unexpectedly cease to be independent.

Proponent's counsel attempts to distinguish the recent precedents cited in our January 17 letter in part on the grounds that the proponents in those letters did not make adequate counter-arguments. However, the public records in both Cintas and Peabody Energy Corporation (available February 23, 2004) include vigorous rebuttals from a sophisticated institutional proponent (in both cases, the AFL-CIO) pointing out, as does counsel for Ram Trust, the requirements of Sarbanes-Oxley and stock exchange listing requirements regarding director independence. Despite these arguments, the staff concurred in the exclusion of the proposals under Rule 14a-8(i)(6).[4]

As explained in more detail in our January 17 letter, we believe the recent staff response in The Walt Disney Company (available November 24, 2004) reflects differences in the underlying shareholder proposal, not a change in the staff's position. The current ExxonMobil proposal is significantly different from the proposal held includable in Disney, but is essentially identical to the proposal held excludable in Heinz.

---

[2] Such an argument, if applicable, would in any case more properly be raised under Rule 14a-8(i)(2).

[3] Proponent's counsel implicitly concedes the relevant argument by admitting that the board cannot guarantee the requirements of the by-law requested by the proposal will be met. See p. 2 and p. 11 of counsel's February 16 letter, noting that the directors' ability to add requirements to the by-laws is not limited to "only those qualifications the Company can guarantee will be met."

[4] The proponents in these letters may not have raised the identical state law arguments made by RAM Trust's counsel, but as explained earlier in this letter the state law arguments of RAM Trust's counsel are irrelevant to the omission of the proposal under Rule 14a-8(i)(6).

The recent letter issued to First Mariner Bancorp (available January 10, 2005) cited by proponent's counsel is also not applicable to the argument made in ExxonMobil's no-action request. Although the company letter in First Mariner cited Rule 14a-8(i)(6), the company's argument was that adopting a policy to separate the Chairman and CEO positions would violate its by-laws since that company's by-laws currently provide for the positions to be held by the same person. This is not the argument made in Heinz nor is it the argument being made by ExxonMobil.

To summarize, the staff has recently found a number of proposals, as cited in our January 17 letter, excludable on the basis of a particular Rule 14a-8(i)(6) argument that, to our knowledge, has not previously been asserted. The current Ram Trust proposal is substantively the same as those recently excluded proposals, and the same arguments for exclusion under Rule 14a-8(i)(6) apply. The lengthy February 16 submission by counsel for Ram Trust boils down to a single proposition: that Heinz, Bank of America Corporation (available February 24, 2004), Wachovia Corporation (available February 24, 2004), AmSouth Bancorporation (available February 24, 2004), Cintas, Peabody, and Archon Corporation (available March 16, 2003), as well as SouthTrust Corporation (available January 16, 2004), were all wrongly decided by the staff and should be reversed. We believe those letters were rightly decided and that the same result should apply to ExxonMobil.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is also being sent to the proponent and proponent's counsel.

Sincerely,

James E. Parsons

JEP:clh
Enclosure

cc: Mr. John P.M. Higgins
President
RAM Trust Services, Inc.

Michael J. Barry
Grant & Eisenhofer P.A.

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

February 16, 2005

Direct Dial: (302) 622-7065

VIA TELECOPY AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

Attached is our letter dated February 16, 2005 submitted on behalf of our client, RAM Trust Services, Inc. ("RAM"), in response to the letter dated January 17, 2005 sent on behalf of ExxonMobil Corporation ("ExxonMobil") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), pursuant to which ExxonMobil seeks to exclude the shareholder proposal submitted by RAM from ExxonMobil's 2005 proxy statement. The attachments to RAM's letter are being sent separately to the Commission by overnight delivery.

Sincerely,

Michael J. Barry

Enclosures
cc: Robert A.G. Monks (w/enclosures)
James Earl Parsons, Esq. (w/enclosures)

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

February 16, 2005

Direct Dial: (302) 622-7065

VIA TELECOPY AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf our client, RAM Trust Services, Inc. ("RAM"), in response to the letter dated January 17, 2005 (the "January 17, 2005 letter"), sent on behalf of ExxonMobil Corporation ("ExxonMobil" or the "Company") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that the shareholder proposal submitted by RAM may be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(6).

RAM's proposal (the "Proposal") seeks a resolution urging the Company's Board of Directors (the "Board") "to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer." This is the same proposal submitted by RAM and included in the Company's proxy statement in 2003 and 2004. The proposal received 21.5% of the votes cast at the 2003 annual meeting, and 27.1% of the votes cast at last year's annual meeting. The SEC *declined* to grant no-action relief to ExxonMobil regarding this *exact same* proposal in 2003.[1] *See ExxonMobil Corporation* (available March 24, 2003).

[1] The Proposal submitted by RAM for inclusion in ExxonMobil's 2005 proxy statement includes a new supporting statement. ExxonMobil does not challenge the Proposal's new supporting statement in RAM's current submission.

In seeking to exclude this proposal from this year's proxy statement, however, ExxonMobil makes a new argument based on a series of "no-action" letters issued by the SEC in the first part of 2004. Specifically, ExxonMobil argues that, if adopted by the shareholders, the Company would "lack the authority" to implement RAM's Proposal. As such, ExxonMobil seeks permission to exclude the Proposal under Rule 14a-8(i)(6). The burden is on ExxonMobil to establish that it has a reasonable basis for excluding the Proposal from the proxy materials. *See* Staff Legal Bulletin No 14 (CF) (July 13, 2001). It has failed to carry this burden.

As discussed below, ExxonMobil's argument is completely devoid of merit. Indeed, its position that the Company's Board would "lack the authority" to implement a proposal that "urges" the adoption of a bylaw requiring an independent Chairman is contradicted not only by New Jersey law (which governs the internal operations of the Company), but also by ExxonMobil's certificate of incorporation and bylaws, and by the historical conduct of the ExxonMobil Board of Directors. In short, ExxonMobil's January 17, 2005 letter, which purports to be a legal "opinion," but is devoid of any legal support, is a hollow attempt to latch on to a few no action letters that are either distinguishable or lacked the benefit of a thorough legal analysis. The Company's claim of legal impotence is unfounded and ExxonMobil's request for no-action relief should be dismissed out of hand.

The Company's January 17, 2005 letter does not offer any substantive legal analysis but instead seeks to meet the Company's burden solely by (i) referencing a handful of no-action letters allowing other companies to exclude similar proposals pursuant to Rule 14a-8(i)(6), in each case after the proponents of those proposals failed to offer any response to the companies' erroneous legal position; and (ii) attempting to distinguish *The Walt Disney Company* (available November 24, 2004), in which the SEC staff (the "Staff") recently *denied* no-action relief with respect to a similar proposal after the proponent demonstrated that the actions the proposal asked the board of directors to take were expressly authorized by state law.

While the January 17, 2005 letter purports to be a legal opinion, it does not contain a *single* reference to *any* specific provision of New Jersey law. The reason is obvious: New Jersey law directly contradicts ExxonMobil's position. In fact, as discussed below, New Jersey law specifically authorizes the board of directors of a New Jersey corporation to amend the corporation's bylaws in order to prescribe director qualifications. Moreover, nowhere does any applicable law limit such authority to only those qualifications that a company can guarantee will be met. Therefore, the Company's argument that the Proposal is beyond the Company's power to implement is frivolous. Additionally, the prior no-action letters relied upon by the Company are wholly distinguishable, because in those cases the proponents failed to offer any response to the no-action requests and/or failed to demonstrate (as the proponent here can demonstrate) that the proposals at issue were authorized by state law. Moreover, in more recent cases, the Staff has correctly declined to issue no-action relief when a proponent demonstrates that the actions contemplated by a proposal are expressly authorized under the law of a company's state of incorporation.

Finally, repeated actions by the ExxonMobil Board of Directors indicate that they don't even believe they "lack the authority" to ensure the appointment of an independent Chairman. In countless "policies" and resolutions, and indeed in their stated opposition to the very same Proposal that RAM offered last year, the ExxonMobil Board has touted its ability to ensure the independence of board members, and the ability – if it chose to do so – to appoint an independent Chairman. Thus, even if the Proposal could be correctly characterized as advocating the adoption of a bylaw requiring the Board to ensure the election of at least one qualifying director (and it does not), it is clearly within the power of the Board to do so. As such, the Company's January 17, 2005 letter fails to set forth any legal basis whatsoever as to why such a bylaw could not be adopted under New Jersey law, and ExxonMobil has not established any reasonable basis to exclude the Proposal.

I. The Proposal May Not Be Excluded Under Rule 14a-8(i)(6), Because New Jersey Law Expressly Grants To The Board The Power And Authority To Implement The Proposal

The Proposal urges the ExxonMobil Board to amend the Company's bylaws to require that the position of Chairman be held by an independent director, and that the Chairman not concurrently serve as Chief Executive Officer. As a matter of law, ExxonMobil's Board has the power to implement the Proposal.

ExxonMobil is a New Jersey corporation. Under New Jersey law, boards of directors are *expressly* given the authority to "make, alter and repeal by-laws" unless such right is reserved to the shareholders in the company's certificate of incorporation. Section 14A:2-9 of the New Jersey Business Corporation Act ("NJBCA") (a provision that is obviously relevant but which is conveniently ignored by ExxonMobil), provides that:

> (1) The initial by-laws of a corporation shall be adopted by the board at its organization meeting. *Thereafter, the board shall have the power to make, alter and repeal by-laws* unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders. The shareholders may prescribe in the by-laws that any by-law made by them shall not be altered or repealed by the board.[2]

[2] N.J. Stat. Ann. § 14A:2-9 (West Supp. 2005) (emphasis supplied) (attached hereto as Exhibit A).

ExxonMobil's certificate of incorporation *does not* reserve the power to amend the Company's Bylaws to the Company's shareholders. In fact, Article IX of ExxonMobil's existing bylaws expressly *permits the Board* to adopt bylaws. It provides:

> *The board of directors shall have the power to make, alter and repeal the by-laws of the corporation*, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders.[3]

Indeed, to make things perfectly clear, ExxonMobil's Board has expressly *reserved for itself* the power to amend the bylaws of the Company. In a "Resolution Regarding Powers and Functions Reserved to the Board," adopted by the ExxonMobil Board May 30, 2001, the Board stated:

> RESOLVED, that, in light of the responsibility of the Board of Directors for the management of the business and affairs of the Corporation and of the provisions of Article IV of the By-Laws, as amended, dealing with the management responsibilities of the officers of the Corporation:
>
> A. the Board reserves the following functions to itself (and, to the extent delegated thereto, to its Committees):
> (1) *amendment of the By-Laws*,
> (2) filling vacancies on the Board and designation of nominees for election to the Board by the shareholders,
> (3) establishment of committees of the Board and appointment of committee members,
> (4) election of officers of the Corporation, designation of the chief executive officer of the Corporation and authorization to any officer of the Corporation to appoint assistant officers, . . ."[4]

Finally, it is well established that the bylaws of a corporation may establish qualifications for directors. Section 14A:6-1 of the NJBCA provides as follows:

> (1) The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided. Directors shall be at least 18 years of age and need not be United States citizens or residents of this State

[3] *See* Exxon Mobil's Bylaws (as revised July 31, 2002) (emphasis supplied), publicly available at http://www.exxonmobil.com/Corporate/InvestorInfo/Corp_II_Bylaws.asp (attached hereto as Exhibit B).

[4] *See* Exxon Mobil's Resolution Regarding Powers and Functions Reserved to the Board (May 30, 2001) (emphasis supplied) publicly available at http://www.exxonmobil.com/Corporate/InvestorInfo/Corp_II_Powers.asp (attached hereto as Exhibit C).

> or shareholders of the corporation unless the certificate of incorporation or by-laws so require. *The certificate of incorporation or by-laws may prescribe other qualifications for directors.*[5]

Because ExxonMobil's board of directors clearly possesses the power to amend the Company's bylaws – both as a matter of New Jersey law and under the terms of the existing by laws of the corporation, and under New Jersey law, bylaws may prescribe qualifications for directors, this necessarily means that the ExxonMobil Board has the capacity to amend the Company's bylaws to establish director qualifications. This conclusion is supported by the attached Certification of Robert A. Fagella, Esq. ("Fagella Cert.," attached hereto as Exhibit D), an attorney licensed in New Jersey, who confirms that "New Jersey law, specifically N.J.S.A. 14A:2-9, confers upon the ExxonMobil Board the authority necessary to amend the Company's by-laws to require that an independent director serve as Chairman of the Board of Directors and that the Chairman shall not concurrently serve as the Chief Executive Officer." Fagella Cert. ¶ 7. Further, Mr. Fagella opines that "N.J.S.A. 14A:6-1, authorizes the ExxonMobil Board to establish qualifications for the Company's directors, consistent with RAM's proposed amendment to the by-laws." Fagella Cert. ¶ 8.

In short, there is nothing in New Jersey law or ExxonMobil's governing documents that would prevent the adoption of a qualification providing that the director who serves as Chairman must be independent and may not concurrently serve as the Chief Executive Officer. Fagella Cert. ¶¶ 6-9. This is exactly what the Proposal requests. The January 17, 2005 letter submitted by the Company (which purports to be a legal opinion) fails to address any relevant provisions of New Jersey (or any other law) to the contrary.

Because ExxonMobil Board's has the legal authority to amend the Company's bylaws to establish qualifications of directors, its suggestion that it "lacks the authority" to implement the Proposal rings hollow. In this regard, ExxonMobil's argument is exactly like the argument that the SEC recently *rejected* in *First Mariner Bancorp* (available January 10, 2005). In *First Mariner*, the company sought to exclude a proposal to adopt a policy requiring that an independent director serve as Chairman pursuant to Rule 14a-8(i)(6) by arguing that such a policy would result in a violation of the company's bylaws. In response, the proponent attached relevant portions of the company's bylaws and correctly pointed out that the proposal was consistent with Maryland law because First Mariner's board "can unilaterally change the by-laws at any time without shareholder approval." The Staff properly declined to issue no-action relief.

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[5] N.J. Stat. Ann. § 14A:6-1 (West Supp. 2005) (emphasis supplied) (attached hereto as Exhibit E).

II. The ExxonMobil Board Repeatedly Has Touted Its Ability To Appoint Independent Directors To Various Positions.

Wholly ignoring New Jersey law, ExxonMobil blithely proclaims that it "lacks the authority" to implement the Proposal because the Board can not "ensure that a sufficient number of independent directors would be elected to serve as chairman." This argument is based on the underlying assumption that because shareholders elect directors, the ExxonMobil Board somehow is incapable of making sure that the individual they designate to serve as Chairman is not the Chief Executive Officer. ExxonMobil does not even believe this statement. In point of fact, ExxonMobil's Board has repeatedly – indeed incessantly – touted its ability to appoint "independent directors" to a number of positions, and even has represented to the shareholders its ability to appoint a separate CEO and Chairman if it decides to do so.

For example, its statement in opposition to RAM's proposal last year, the Company touted the independence of its board of directors, stating that:

- "*Independent directors make up a substantial majority of the Board* and normally meet in executive session after each regular Board meeting."
- "*Only independent directors* serve on the Audit, Board Affairs, Compensation, Contributions, and Public Issues Committees."
- "*Ten of ExxonMobil's 13 current directors are independent.* The *independent directors hold regular and frequent executive sessions.*"
- "At ExxonMobil, *the CEO's performance is evaluated solely by the independent directors* meeting outside the presence of the CEO or any other Company employee." [6]

Additionally, the Company's 2004 proxy statement unambiguously stated the Company's position that it possesses the power to separate the offices of Chairman and CEO if it so chooses, stating:

- "The Board *retains the authority to separate the offices of Chairman and CEO if it deems such a change appropriate.*"[7]

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[6] *See* Exxon Mobil's 2004 proxy statement at p. 38 (emphasis supplied), publicly available at http://www.sec.gov/Archives/edgar/data/34088/000104746904011934/a2130444zdef14a.htm (attached hereto as Exhibit F).

[7] *Id.* at p. 39.

Further, the ExxonMobil Board has adopted Corporate Governance Guidelines that *require* that a substantial majority of the Board consist of independent directors. As described in the Company's 2004 proxy statement:

> **Corporate Governance Guidelines**
>
> The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set out the Board's policies on a number of governance issues. . . .
>
> **Director Independence**
>
> Our Corporate Governance Guidelines *require that a substantial majority of the Board consist of independent directors.* In general, the Guidelines require that an independent director must have no material relationship with ExxonMobil, directly or indirectly, except as a director. The Board determines independence on the basis of the standards specified by the New York Stock Exchange (NYSE) and other facts and circumstances the Board considers relevant.
>
> * * *
>
> The Board has reviewed business and charitable relationships between ExxonMobil and each non-employee director to determine compliance with the NYSE standards described above and to evaluate whether there are any other facts or circumstances that might impair a director's independence. Based on that review, *our Board has determined that all our non-employee directors are independent.*[8]

ExxonMobil's Corporate Governance Guidelines also provide that:

> *Chairman and CEO.* The Board believes it is appropriate and efficient for ExxonMobil's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, *the Board retains the authority to separate those functions* if it deems such action appropriate in the future.

Similarly, the Board has adopted "Guidelines for the Selection of Non-Employee Directors" which (as revised September 24, 2004) provide:

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[8] *Id* at pp. 3-4.

> *A substantial majority of the Board must meet the independence standards described in the Corporation's Corporate Governance Guidelines, and all candidates must be free from any relationship with management or the Corporation which would interfere with the exercise of independent judgment.* Candidates should be committed to representing the interests of all shareholders and not any particular constituency, and must be willing to challenge and stimulate management.[9]

Additionally, ExxonMobil's Board has established Committees of the Board and has prescribed qualifications for membership thereon which require that all members be independent directors. For example, ExxonMobil's Compensation Committee Charter (as revised by the Board on February 25, 2004) provides that:

> The Committee shall consist of not less than three nor more than six members. . . .Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. *Accordingly, each member must qualify as a "non-employee director"* under rule 16b-3 of the Securities and Exchange Commission (the "SEC"); . . .[10]

Likewise, the Company's Audit Committee Charter provides that:

> II. Committee Membership
>
> The Committee shall consist of not less than four nor more than seven members. . . . Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.
>
> Accordingly, *each member of the Committee* shall be financially literate within a reasonable period of time after appointment to the Committee; *must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934*; and may not serve on more than two other public company audit committees unless the Board determines that

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[9] *See* Exxon Mobil website at http://www.exxonmobil.com/Corporate/InvestorInfo/Corp_II_Selection.asp (emphasis supplied) (attached as Exhibit G).

[10] *See* Exxon Mobil website at http://www.exxonmobil.com/corporate/InvestorInfo/Corp_II_ChartersCompensation.asp (emphasis supplied) (attached as Exhibit H).

> such simultaneous service would not impair the ability of the member to serve effectively on the Committee.[11]

Finally, as a New York Stock Exchange-listed company, ExxonMobil is required by law and listing standards to ensure that a majority of its directors be independent (NYSE Listing Standards § 303A.01) and that its audit committee, nominating/corporate governance committee, and compensation committee consist solely of independent directors. *See* 15 U.S.C. § 78j-1(m)(3); NYSE Listing Standards §§ 303A.04, 303A.05. It is inherently illogical to suggest that the Company can ensure that its stockholders will elect sufficient directors to comply with these legal and listing requirements, and with the policies in its own Corporate Governance Guidelines, but not with a bylaw requiring an independent Chairman.

In view of this extensive history, ExxonMobil's suggestion that its Board somehow is incapable of selecting one independent director from within its ranks to serve as Chairman is laughable.[12] ExxonMobil's Board repeatedly has exhibited that it

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[11] *See* ExxonMobil's website at http://www.exxonmobil.com/corporate/InvestorInfo/Corp_II_ChartersAudit.asp (emphasis supplied) (attached hereto as Exhibit I).

[12] *Even if* ExxonMobil someday *might* be faced with a situation where none of its existing independent directors could serve as Chairman, the ExxonMobil Board still could ensure the appointment of an independent Chairman by expanding the Board and designating an individual who is willing to serve in that capacity. Article SEVENTH of Exxon Mobil's Certificate of Incorporation provides that:

> SEVENTH. *The number of directors at any time may be increased or diminished by vote of the board of directors*, and in case of any such increase the board of directors shall have power to elect each such additional director to hold office until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified.

ExxonMobil's Certificate of Incorporation, Article SEVENTH (emphasis supplied) (attached hereto as Exhibit J). Similarly, in accordance with the NJBCA § 14A:6-2, ExxonMobil's bylaws further provide as follows:

> The business and affairs of the corporation shall be managed by its board of directors *consisting of not less than ten nor more than nineteen members*, who shall hold office until the next annual meeting and until their successors shall have been elected and qualified. *The actual number of directors shall be determined from time to time by resolution of the board. If at any time, except at the annual meeting, the number of directors shall be increased, the additional director or directors may be elected by the board, to hold office until the next annual meeting and until their successors shall have been elected and qualified.*

ExxonMobil's bylaws (as revised July 31, 2001), Article II, paragraph 1 (emphasis supplied) (attached hereto as Exhibit B). Thus, in addition to possessing the power to amend or repeal a bylaw requiring that an independent director serve as Chairman in the extraordinarily unlikely event that shareholders do not elect "a sufficient number of independent directors" (the sufficient number is one (1) independent director), the possesses the authority to adopt director qualifications relating to the independence of its directors and in fact successfully has implemented such qualifications.[13] It strains credulity for the Board now to claim that it is somehow legally precluded from doing so.

III. The Division's Previous No-Action Letters Do Not Support ExxonMobil's Position.

A. The No-Action Letters Relied Upon By The Company Are Distinguishable Because The Proponents Never Responded To The Companies' Arguments Or Failed To Point Out That The Director Qualifications At Issue Were Expressly Authorized By State Law

The Proposal submitted by RAM is nearly identical to legions of shareholder resolutions put forth at other companies, urging boards of directors to take all steps necessary, whether by setting guidelines or through bylaw amendments, to establish independence as a necessary qualification for the chairman. The Division's staff has repeatedly declined to issue no-action letters to companies seeking to exclude these proposals. *See, e.g., International Paper Company* (publicly available March 8, 2004) (proposal urging the board to amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board); *Alaska Air Group, Inc.* (publicly available March 1, 2004) (proposal requesting that the board take all necessary steps to amend the bylaws and adopt a policy to ensure that the Lead Independent Director is truly independent); *The Home Depot, Inc.* (publicly available February 25, 2004) (proposal urging the board to adopt a policy of electing an independent director to serve as lead director of the board); *Wal-Mart Stores, Inc.* (publicly available February 18, 2004) (proposal urging the board to amend the bylaws to require that an independent director be its chairman); *First Mariner Bancorp* (publicly available February 11, 2004) (proposal urging the board of directors to adopt a policy that the board's chairman and the chief executive officer be two different individuals and that the chairman be an independent director); *First Mariner Bancorp* (publicly available March 20, 2002) (same); *Merrill Lynch & Co.*, Inc. (publicly available February 6, 2004) (proposal urging the board to amend the bylaws to require that an independent director who has not served as the chief executive of the company serve as board chair); *Swift Transportation Company, Inc.*, (publicly available April 1, 2003) (same); *Peoples Energy Corp.* (publicly available November 3, 2002) (same); *UAL Corporation* (publicly available January 25, 2002) (same); *America West Holdings Corp.* (publicly available April 14, 1998) (same); *Exxon Mobil Corp.* (publicly available March 24, 2003) (proposal urging the board to

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Directors may also avoid violation of the Bylaws simply by increasing the size of the Board and then itself electing a director meeting the required criteria.

[13] Whether the authority of the Board to impose director qualifications is exercised by resolution or bylaw amendment is inconsequential for the present purposes, because in either case the Board possesses the express authority to repeal or amend any such resolution or bylaw whenever it deems necessary. *See* N.J. Stat. Ann. § 14A:2-9 (West Supp. 2005); ExxonMobil's bylaws, Article IX.

amend the bylaws to require that an independent director serve as chairman of the board, and that the chairman not concurrently serve as the chief executive officer); *Weyerhaeuser Company* (publicly available January 15, 2003) (proposal urging the board to amend the bylaws to require that an independent director who has not served as an officer of the company be its chairman); *Community Bancshares, Inc.* (publicly available March 15, 1999) (proposal requesting the board to adopt a bylaw amendment requiring that the positions of Chairperson and president are not held by the same person); and *ITT Corporation* (publicly available January 13, 1995) (proposal requesting the board of directors to take appropriate action to ensure that the positions of chief executive officer and chairman of the board are held by different people).

The Staff has also declined to issue no-action letters in a number of cases involving proposals seeking the adoption of a policy to fill all openings on certain board committees, as they occur, with independent directors. In doing so, the Staff rejected the very argument made by the Company here: that they could not guarantee that shareholders would elect directors meeting the necessary criteria, and that the proposals were therefore excludable under Rule 14a-8(i)(6). *See, e.g.*, *The Gap, Inc.* (publicly available March 18, 2002) (proposal to implement policy providing for transition to a corporate governance committee composed entirely of independent directors, as openings occur); *Commerce Bancorp, Inc.* (publicly available March 15, 2002) (same, compensation committee); and *Apple Computer, Inc.* (publicly available February 26, 2002) (same, nominating committee).

Despite this long line of authority, the Company has latched onto a recent string of no-action letters involving proposals to require an independent chairman, and is trying to fit itself within their rubric by arguing that the Company lacks the power to implement RAM's Proposal, not because it cannot amend the Company's bylaws, but because it cannot "ensure" (i) that the shareholders elect a sufficient number of independent directors to fill the Chairman position; and (ii) that one of the Company's independent directors would be willing to serve as Chairman.

As described above, the Company's argument completely ignores the facts that: (i) under the Company's bylaws and New Jersey law, the Board has the express legal authority to establish qualifications for the Company's directors and (ii) nowhere does any applicable law limit that authority to only those qualifications which the Company can guarantee will be met.

Moreover, while the Company has cited to four no-action letters issued by the Staff with respect to proposals seeking to amend a company's bylaws to require that an independent director serve as Chairman, none of the proponents of those proposals ever made pointed out the fallacy of the companies' position under applicable state law. In fact, each one of those no-action letters was issued in circumstances where the proponents of the proposals did not submit any written submissions to the Staff at all.[14]

The other three no-action letters upon which the Company seeks to rely involved proposals which urged the respective companies' boards to adopt or implement a policy requiring either that an independent director serve as Chairman or the presence of independent directors on the board and/or certain committees thereof.[15] While the proponents of those proposals responded, no proponent mentioned (if indeed it was true of any of those companies) that the board had the legal authority to implement bylaws prescribing qualifications for directors.[16]

Thus, when issuing the no-action letters upon which the Company seeks to rely, the Staff did not have the benefit of any argument by the respective proponents that the boards had the express authority under state law to implement the policies being proposed. For that reason alone, those no-action letters should not be given any precedential effect. Had the Staff been presented with complete information and both sides of the argument, RAM is confident that it would not have issued the no-action letters.

---

[14] *See H.J. Heinz Company* (publicly available June 14, 2004); *Bank of America Corporation* (publicly available February 24, 2004); *Amsouth Bancorporation* (publicly available February 24, 2004); and *Wachovia Corporation* (publicly available February 24, 2004).

[15] Only *Cintas Corporation* (available August 27, 2004) involved a proposal seeking adoption of a policy requiring that an independent director serve as Chairman. *Peabody Energy Corporation* (available February 23, 2004) involved a proposal seeking adoption of a policy requiring that only independent directors may serve on the company's audit, compensation, nominating or corporate governance committees. *Archon Corporation* (available March 16, 2003) involved a proposal to adopt a policy requiring a majority of board members be independent and also requiring the establishment of executive, audit and compensation committees consisting entirely of independent directors, "including an appointee from each class of stock. . . ."

[16] For example, Cintas Corporation is a Washington corporation. Washington state incorporation law provides that "bylaws may prescribe qualifications for directors." Wash. Code 23B.08.020. Washington law also permits a board of directors to adopt bylaws, but only under certain circumstances. Wash Code 23B.10.200. It is not clear whether those circumstances were present at Cintas Corporation. Similarly, Peabody Energy Corporation is a Delaware corporation. Delaware law also provides that "bylaws may prescribe other qualifications for directors," (8 Del C. § 141(b)) and also permits a board of directors to adopt bylaws under certain circumstances. 8 Del. C. § 109(b). It is not clear whether those circumstances were present at Peabody Energy Corporation. Finally, Archon is a Nevada company. Nevada law also generally permits directors to make adopt, amend or repeal the bylaws of the corporation (NV ST 78.120), but does not expressly address whether the bylaws of a Nevada corporation may prescribe qualifications for directors.

B. Recent No-Action Letters Illustrate That A Company May Not Exclude Proposals Pursuant to Rule 14a-8(i)(6) When The Contested Director Qualifications Are Expressly Authorized By State Law

In recent no-action proceedings, the Staff has declined to grant no-action relief with respect to similar shareholder proposals, when the proponent of such a proposal demonstrates that the action sought by the proposal is expressly authorized by state law and the company's certificate of incorporation and/or bylaws. For example, in *The Walt Disney Company* (available November 24, 2004) ("Disney"), the company sought to exclude a proposal pursuant to Rule 14a-8(i)(8) requesting that the board amend its corporate governance guidelines and take other necessary actions to adopt a policy requiring that the Chairman will always be an independent member of the board of directors except in rare and explicitly spelled out circumstances. Like ExxonMobil, the company sought to rely upon the *Heinz*, *Bank of America*, *SouthTrust*, *Wachovia* and *Cintas* no-action letters discussed above. But unlike the proponents in those letters, the proponent in Disney responded by demonstrating that "under the Companies Certificate of Incorporation and Delaware law, the Board has the express legal authority to establish qualifications for the Company's directors" and further pointed out that "[n]owhere does the law limit that authority to only those qualifications which the Company can guarantee will be met." When these critical facts were called to the Staff's attention, it declined to issue no-action relief pursuant to Rule 14a-8(i)(6).

In its January 17, 2005 letter, the Company attempts to distinguish Disney by arguing that the Disney proposal only requested that the board amend the corporate governance guidelines and take other necessary actions to establish a policy requiring that an independent director serve as Chairman. The Company states "[i]t is one thing for a company to have a policy of independence regarding its chairman; it is quite another matter for a company to be in breach of its by-laws should the shareholders fail to elect sufficient independent directors, or should an independent director decline to serve as chairman." But, notably, the January 17, 2005 letter, which purports to be a legal opinion, *fails to offer one iota of legal support for this conclusory statement* – and in fact, as discussed above, it is demonstrably false. In fact, there is no meaningful distinction between the Company establishing director qualifications by resolution or by bylaw amendment in this case because, as proponent has demonstrated above, the Board is authorized under both New Jersey law and the Company's bylaws to unilaterally amend or repeal the Company's bylaws whenever it deems necessary or appropriate. Thus in *either* case, the Company can simply amend or repeal the resolution *or* bylaw, as the case may be, in the unlikely event it becomes necessary to do so. Moreover, the Company has failed to identify *any* applicable law which would limit the Board's express authority to amend the Bylaws in order to prescribe director qualifications to a situation in which the Company could guarantee the election of directors meeting such qualifications.[17]

Another very recent no-action proceeding, *First Mariner Bancorp* (available January 10, 2005), also refutes the Company's argument. In First Mariner, the company sought to exclude a proposal to adopt a policy requiring that an independent director serve as Chairman pursuant to Rule 14a-8(i)(6) by making an argument very similar to the argument made by ExxonMobil. Specifically, First Mariner argued that the policy suggested by the proposal would require the company to violate its bylaws.[18] In response, the proponent effectively refuted this baseless argument by calling the Staff's attention to relevant portions of the company's bylaws which specifically authorized First Mariner's board to "unilaterally change the by-laws at any time without shareholder approval."[19] Similarly, in the instant case, RAM has shown that New Jersey law and Article IX of the Company's bylaws both specifically authorize the Board to (i) amend the Company's bylaws in order to prescribe director qualifications and *do not* limit such authority to only those qualifications that a company can guarantee will be met and (ii) in fact authorize the Board to unilaterally make, alter or repeal the Company's bylaws, whenever it deems necessary.

Conclusion

For the foregoing reasons, we believe that RAM's Proposal should be included in ExxonMobil's 2005 Proxy Statement and that ExxonMobil's request for a no-action letter should be denied. Specifically, as set forth above, it is our legal opinion that the subject matter of the Proposal is specifically authorized by New Jersey law. In the event that the

[17] *See also The Kroger Company* (publicly available March 22, 2004). There, the company, an Ohio corporation, sought to exclude from its proxy materials a proposal requesting the Board to "take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer." In support of exclusion under Rule 14a-8(i)(6), the company correctly noted that the Proposal might be appropriate under the laws of such states as Delaware, *in which directors have the ability to amend the bylaws*, but argued that it was beyond the power of the board to implement the proposal under Ohio law. The Staff denied the no-action letter, in part because it was unable to concur with the view that Kroger lacked the power to implement the proposal.

[18] The company's argument in *First Bancorp* was actually stronger than the argument made by the Company in this case, because as discussed herein, the Company does not argue (like the company in First Mariner) that the Proposal *would* violate the Company's bylaws, but rather only that numerous theoretical circumstances could simultaneously transpire in the future which *could* potentially have the effect of causing the Company to "be in breach of its bylaws."

[19] Unlike the Disney proposal, the proposal in *First Mariner* did not "explicitly permit[] the board to craft exceptions to deal with situations in which it might not be possible to have an independent chairman" (See January 17, 2005 letter at p. 4). Thus this particular characteristic of the Disney proposal was obviously not critical to the SEC Staff's determination that the proposal could not be excluded, and thus the Company's attempt to distinguish the Disney letter on this basis is without merit.

Staff disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience. In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Sincerely,

Michael J. Barry

Enclosures

cc: Robert A.G. Monks (w/enclosures)
James Earl Parsons, Esq. (w/enclosures)

Westlaw.

N.J.S.A. 14A:2-9

C

New Jersey Statutes Annotated Currentness
Title 14A. Corporations, General (Refs & Annos)
Chapter 2. Formation (Refs & Annos)

→14A:2-9. By-laws; making and altering

(1) The initial by-laws of a corporation shall be adopted by the board at its organization meeting. Thereafter, the board shall have the power to make, alter and repeal by-laws unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders. The shareholders may prescribe in the by-laws that any by-law made by them shall not be altered or repealed by the board.

(2) The initial by-laws of a corporation adopted by the board at its organization meeting shall be deemed to have been adopted by the shareholders for purposes of this act.

(3) Any provision which this act requires or permits to be set forth in the by-laws may be set forth in the certificate of incorporation with equal force and effect.

COMMISSIONERS' COMMENT--1968

Subsection 14A:2-9(1) is largely derived from section 13.1-24 of the Virginia Act. The Virginia Statute and the introductory portion of subsection 14A:2- 9(1) follow section 25 of the Model Act in requiring that the first board of directors named in the certificate of incorporation shall adopt the initial by-laws of the corporation at their organization meeting, and in vesting in the board the subsequent power to make, alter or repeal by-laws unless that power is reserved to the shareholders in the certificate of incorporation. Present New Jersey law confers the power to make by-laws on the shareholders, unless that power is conferred upon the directors in the certificate of incorporation. The remainder of subsection 14A:2-9(1) continues present law, as expressed in the second sentence of R.S. 14:3-2, by providing that directorial power over by-laws always remains subject to the right of shareholders to alter or repeal any by-laws made by the directors and to adopt new by-laws. The last sentence of subsection 14A:2-9(1) does not appear in the Model Act. It permits the shareholders to "lock in" any by-law that they make by prohibiting its alteration or repeal by the board. This provision is taken from the Virginia Statute.

Subsection 14A:2-9(2) is based on section 33-306(b) of the Connecticut Act. Under the Connecticut Act, as under Title 14, the incorporators adopt the initial by-laws. As noted above, the Revision assigns that responsibility to the first board. For the limited role of the incorporators under this Revision, see the Comment to section 14A:2-6. Subsection 14A:2-9(2) is of significance in relation to various sections of this Revision which require that particular provisions appear in the certificate of incorporation or a by-law adopted by the shareholders. See subsection 14A:6-5(3) (the certificate of incorporation or a by-law adopted by the shareholders may authorize the board to fill any newly created directorship); subsection 14A:6-6(3) (the certificate of incorporation or a by-law adopted by the shareholders may provide that the board shall have the power to remove directors for cause and to suspend directors pending a final determination that cause exists for removal); section 14A:6-11 (a corporation shall not lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee who is also a director of the corporation, unless such loan, guarantee or assistance is authorized by the certificate of incorporation or a by-law adopted by the shareholders, and then only when authorized by a majority of the entire board).

Subsection 14A:2-9(3) does not appear in Title 14 or the Model Act. It was added by the Commission to round out the statutory scheme of this Revision. No section of this Revision which prescribes or authorizes a particular provision in the by-laws is intended to constitute the by-laws the sole and exclusive repository of such provision. Compare Gow v. Consolidated Coppermines Corp., 19 Del.Ch. 172, 165 A. 136 (1933); and see 1 O'Neal, Close Corporations § 3.79 (1958). Any such provision may be set forth in the certificate of incorporation (see paragraph 14A:2-7(1)(f) and, in such case, has equal force and effect under subsection 14A:2-9(3).

HISTORICAL AND STATUTORY NOTES

2003 Main Volume

Source: R.S. 14:3-2; Model Act § 25; Conn.S.C.A. § 25; Supp. § 33- 306(b); Va.S.C.A. § 13.1-24.

Prior Laws: R.S. 14:3-2.

L.1896, c. 185, § 11, p. 281 [C.S. p. 1606, § 11].

CROSS REFERENCES

Filing of vacancies, see § 14A:6-5.

Loans to officers, see § 14A:6-11.

Removal of directors, see § 14A:6-6.

LAW REVIEW AND JOURNAL COMMENTARIES

Employment arrangements in close corporations. Robert A. Kessler (1980) 11 Seton Hall L.Rev. 187.

Skeleton of close corporation provisions of the New Jersey Business Corporation Act. Robert A. Kessler (1971) 94 N.J.L.J. 173.

LIBRARY REFERENCES

2003 Main Volume

Corporations ⚷55, 56.
Westlaw Topic No. 101.
C.J.S. Corporations § 112-115, 119.

RESEARCH REFERENCES

2004 Electronic Update

Forms

New Jersey Forms Legal and Business § 4C:12, Creation of the Cooperative; Certificate of Incorporation and Bylaws.

N.J.S.A. 14A:2-9

New Jersey Forms Legal and Business § 4C:61, Bylaws.

New Jersey Forms Legal and Business § 4C:74, Bylaws.

New Jersey Forms Legal and Business § 17:139, Introduction.

New Jersey Forms Legal and Business § 17:186, Amendment of Bylaws.

New Jersey Forms Legal and Business § 17:199, Staggered Terms.

New Jersey Forms Legal and Business § 17:411, Introduction.

New Jersey Forms Legal and Business § 17A:14, Certificate of Incorporation.

Treatises and Practice Aids

15 N.J. Prac. Series § 20.1, Incorporation Procedures.

15 N.J. Prac. Series § 20.5, Optional Certificate of Incorporation Clauses.

15 N.J. Prac. Series § 20.8, Sample Bylaws for a Business Corporation.

15 N.J. Prac. Series § 24.1, Overview.

21A N.J. Prac. Series § 3172, By-Laws.

21A N.J. Prac. Series § 3173, By-Laws-Form.

NOTES OF DECISIONS

1. In general

Corporate structure must be established and managed in conformity with provisions of Corporation Act; and by-law or amendment to by-law which is repugnant to any part of Corporation Act is illegal and void. Penn-Texas Corp. v. Niles-Bement-Pond Co., 34 N.J.Super. 373, 112 A.2d 302 (Ch.1955). Corporations ⚷ 55; Corporations ⚷ 56

2. Force and effect of by-laws

"Corporate by-laws" are a contract between corporation and its stockholders and the stockholders inter sese. Delmarmo Associates v. New Jersey Engineering & Supply Co., 177 N.J.Super. 15, 424 A.2d 847 (A.D.1980). Corporations ⚷ 54

Where by-laws of incorporated association of shopping center tenants were by vote of membership sent to committee for study and committee voted to pass by-laws which were never resubmitted to entire membership for approval although association had bound itself so to do, by-laws had not been enacted in proper manner and technical defects should be rectified by submitting by-laws to entire membership. Moorestown Management, Inc. v. Moorestown Bookshop, Inc., 104 N.J.Super. 250, 249 A.2d 623 (Ch.1969). Corporations 🔑 56

Although by-laws of incorporated association of shopping center tenants had not been properly adopted, all tenants, except for the two who had challenged by-laws, would be precluded from challenging any previous action by association pursuant to by-laws on principles of ratification and estoppel, since they had participated in operation of association for four years and had accepted benefits thereof and considerable monies and efforts had been expended by association for benefit of tenants. Moorestown Management, Inc. v. Moorestown Bookshop, Inc., 104 N.J.Super. 250, 249 A.2d 623 (Ch.1969). Corporations 🔑 56; Estoppel 🔑 90(6)

Power to make by-laws resides in constituent body, either members or stockholders of corporation, unless corporate charter or statute provides otherwise, and although this power may be delegated by members to selected body, such delegation will not ordinarily be inferred in absence of definite and clearly disclosed intention to this effect. Moorestown Management, Inc. v. Moorestown Bookshop, Inc., 104 N.J.Super. 250, 249 A.2d 623 (Ch.1969). Corporations 🔑 55

Where inconsistency exists between bylaws and certificate of incorporation, certificate of incorporation ordinarily governs. L. L. Constantin & Co. v. R. P. Holding Corp., 56 N.J.Super. 411, 153 A.2d 378 (Ch.1959). Corporations 🔑 54

Certificate of incorporation, constitution and by-laws of a corporation constitute a contract between the corporation and its stockholders and the stockholders inter sese. Faunce v. Boost Co., 15 N.J.Super. 534, 83 A.2d 649 (Ch.1951). Corporations 🔑 18; Corporations 🔑 57

A corporation has the power to adopt by-laws, but only such as are consistent with the law under which it was incorporated and the certificate of incorporation itself. Leeds v. Harrison, 15 N.J.Super. 82, 83 A.2d 45 (Ch.1951), reversed 9 N.J. 202, 87 A.2d 713. Corporations 🔑 54

Generally, a by-law of a corporation can neither enlarge the rights and powers conferred by the certificate of incorporation nor restrict the duties and liabilities specially conferred thereby, and in case it attempts to do so, the certificate of incorporation will prevail. Leeds v. Harrison, 15 N.J.Super. 82, 83 A.2d 45 (Ch.1951), reversed 9 N.J. 202, 87 A.2d 713. Corporations 🔑 55

Where retail druggist applied for and was accepted as a member of a corporation organized for furtherance of co-operative plan to serve participating independent druggists' common trade interests, constitution and by-laws formed a contract between druggist and corporate defendant. Fleischer v. James Drug Stores, 7 N.J.Super. 529, 72 A.2d 404 (Ch.1950). Corporations 🔑 57

The certificate of incorporation, constitution and by-laws of a corporation constitute a contract between corporation and members as well as between members inter sese, and trustees or directors bear a fiduciary relationship to the members, requiring them to comply with certificate and by-laws. Leeds v. Harrison, 7 N.J.Super. 558, 72 A.2d 371 (Ch.1950). Corporations 🔑 9; Corporations 🔑 57; Corporations 🔑 307

The by-laws of a corporation provided that at special meetings of the stockholders the Corporation Act of 1896 should apply as to the casting of all votes. The only provision of the Corporation Act relating to the casting of votes was P.L.1896, § 36, p. 289, incorporated in § 14:10-12 (see, now, §§ 14A:5-10, 14A:5-19), authorizing votes by shares at elections of the directors. The voting at a special meeting was required to be by shares, and a provision in the by-laws relating to amendments thereof, requiring the affirmative vote of a majority of the stockholders at a special meeting, meant the majority in interest. Weinburgh v. Union Street-Railway Advertising Co., 55 N.J. Eq. 640, 37 A. 1026 (Ch.1897). Corporations 🔑 200

N.J.S.A. 14A:2-9

3. Amendments

In general, the exercise of a reserved right to amend the by-laws of a corporation should be confined to matters touching the administrative policies and affairs of the corporation, the relations of members and officers with the corporation and among themselves, and like matters of internal concern. Lambert v. Fishermen's Dock Co-op., Inc., 61 N.J. 596, 297 A.2d 566 (1972). Corporations 🔑 56

Reserved power to amend corporate by-laws may not affect basic rights. Lambert v. Fishermen's Dock Co-op., Inc., 61 N.J. 596, 297 A.2d 566 (1972). Corporations 🔑 56

Notwithstanding provision of § 14:7-1 (see, now, §§ 14A:6-1 to 14A:6-3), that directors should hold office "until others are chosen and qualified in their stead", and charter provision, authorizing Board to make or alter by-laws without assent or vote of stockholders, directors were without authority to amend by-laws so as to postpone day of annual meeting of stockholders, where effect would be to extend their own terms of office. Penn-Texas Corp. v. Niles-Bement-Pond Co., 34 N.J.Super. 373, 112 A.2d 302 (Ch.1955). Corporations 🔑 56

Amendment of by-laws, as provided therein, by a majority vote of board of directors so as to delete by-law prohibiting lease of any realty owned by corporation except upon resolution of board of directors authorizing such lease, approved in writing by holders of not less than 75 per cent of stock of corporation, was valid, but did not eliminate the necessity for obtaining approval of proposed lease by stockholders as required by similar provision in charter of corporation. Warren v. 536 Broad St. Corp., 4 N.J.Super. 584, 68 A.2d 175 (Ch.1949), affirmed 6 N.J.Super. 170, 70 A.2d 782. Corporations 🔑 54; Corporations 🔑 57; Corporations 🔑 442

Under by-law permitting by-laws to be altered, amended, or repealed by board of directors by majority vote and without consent of the stockholders, the directors had authority to amend by-law permitting officers and employees to participate in corporate profits without submitting the matter to stockholders. Bookman v. R.J. Reynolds Tobacco Co., 138 N.J. Eq. 312, 48 A.2d 646 (Ch.1946). Corporations 🔑 56

The stockholders of a corporation could amend the by-laws by a provision for an additional board of directors, to take office at once. In re A. A. Griffing Iron Co., 63 N.J.L. 357, 46 A. 1097 (1899).

4. Objection by stockholders

Where corporation's by-laws were amended, pursuant to statute, to authorize executive committee, mere allegation that creation of committee and its actions were in contravention of law was insufficient to sustain complaint seeking declaration that executive committee was illegal. Pilat v. Broach Systems, Inc., 108 N.J.Super. 88, 260 A.2d 13 (L.1969). Declaratory Judgment 🔑 314

Stockholders' acquiescence in adoption of by-law did not preclude objection to disadvantageous amendment thereto. Scott v. P. Lorillard Co., 108 N.J. Eq. 153, 154 A. 515 (Ch.1931), affirmed 109 N.J. Eq. 417, 157 A. 388. Corporations 🔑 56

5. Injunction

Bill to restrain submission of unauthorized corporate by-law at stockholders' meeting may be maintained. Scott v. P. Lorillard Co., 108 N.J. Eq. 153, 154 A. 515 (Ch.1931), affirmed 109 N.J. Eq. 417, 157 A. 388. Injunction 🔑 73

Submission of resolution purporting to authorize directors of corporation to issue stock to officers and employees should be enjoined, where to permit vote would be grossly unfair to stockholders voting for it. Scott v. P. Lorillard Co., 108 N.J. Eq. 153, 154 A. 515 (Ch.1931), affirmed 109 N.J. Eq. 417, 157 A. 388. Injunction 🔑 73

N.J.S.A. 14A:2-9

Stockholders objecting to unauthorized by-law of corporation need not wait until after its adoption and then sue to restrain payments thereunder. Scott v. P. Lorillard Co., 108 N.J. Eq. 153, 154 A. 515 (Ch.1931), affirmed 109 N.J. Eq. 417, 157 A. 388. Injunction ⚷ 112

N. J. S. A. 14A:2-9, **NJ ST 14A:2-9**

Current through L.2004, c. 1 to 186

END OF DOCUMENT

EXXON MOBIL CORPORATION

INCORPORATED IN NEW JERSEY
AUGUST 5, 1882

BY-LAWS

(AS REVISED JULY 31, 2002)

EXXON MOBIL CORPORATION

INCORPORATED IN NEW JERSEY

BY-LAWS

ARTICLE I

Meetings of Shareholders

1. Meetings of shareholders may be held on such date and at such time and place, within or without the State of New Jersey, as may be fixed by the board of directors and stated in the notice of meeting.

2. The date for each annual meeting of shareholders, fixed as provided in Section 1 of this Article I, shall be a date not more than thirteen months after the date on which the last annual meeting of shareholders was held. The directors shall be elected at the annual meeting of shareholders.

3. Special meetings of the shareholders may be called by the board of directors, the chairman of the board or the president.

4. Except as otherwise provided by statute, written notice of the date, time, place and purpose or purposes of every meeting of shareholders shall be given not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. The business transacted at meetings shall be confined to the purposes specified in the notice.

5. Unless otherwise provided by statute the holders of shares entitled to cast a majority of votes at a meeting, present either in person or by proxy, shall constitute a quorum at such meeting. Less than a quorum may adjourn.

6. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend or allotment of any right, or for the purpose of any other action, the board of directors may fix in advance a date as the record date for any such determination of shareholders. Such date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

7. The board of directors may, in advance of any shareholders' meeting, appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed by the board or shall fail to qualify, the person presiding at a shareholders' meeting may, and at the request of any shareholder entitled to vote thereat, shall, make such appointment. In case any person appointed as inspector fails to appear or act, the vacancy may be filled by appointment made by the board in advance of the meeting or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute such duties at such meeting with strict impartiality and according to the best of the inspector's ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. If there are three or more inspectors, the act of a majority shall govern. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them. Any report made by them shall be prima facie evidence of the facts therein stated, and such report shall be filed with the minutes of the meeting.

ARTICLE II

Board of Directors

1. The business and affairs of the corporation shall be managed by its board of directors consisting of not less than ten nor more than nineteen members, who shall hold office until the next annual meeting and until their successors shall have been elected and qualified. The actual number of directors shall be determined from time to time by resolution of the board. If at any time, except at the annual meeting, the number of directors shall be increased, the additional director or directors may be elected by the board, to hold office until the next annual meeting and until their successors shall have been elected and qualified.

2. The organization meeting of the board of directors, for the purpose of organization or otherwise, shall be held without further notice on the day of the annual meeting of shareholders, at such time and place as shall be fixed from time to time pursuant to resolution of the board. Other regular meetings of the board may be held without further notice at such times and places as shall be fixed from time to time pursuant to resolution of the board. The chairman of the board, the president, any vice president who is a member of the board, or the secretary may change the day or hour or place of any single regular meeting from that determined by the board upon causing that prior notice of such change be transmitted to all directors.

Special meetings of the board may be called at the direction of the chairman of the board, of the president or of any vice president who is a member of the board, or, in the absence of such officers, at the direction of any one of the directors. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting.

Notices required under this section may be transmitted in person, in writing, or by telephone, telegram, cable or radio, and shall be effective whether or not actually received, provided they are duly transmitted not less than forty-eight hours in advance of the meeting. Notice may be waived in writing before or after a meeting. No notice or waiver need specify the business scheduled for any board meeting and any business may be transacted at either a regular or special meeting.

3. Five directors shall constitute a quorum for the transaction of business, except that any directorship not filled at the annual meeting and any vacancy, however caused, occurring in the board may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board, or by a sole remaining director. At any meeting of the board, whether or not a quorum is present, a majority of those present may adjourn the meeting. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten days in any one adjournment.

4. (a) The provisions of this Section 4 of Article II shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster or from the imminent threat of such an attack or disaster. For the purpose of this Section 4 of Article II, such an emergency is defined

as any period following (i) an enemy attack on the continental United States or any nuclear or atomic disaster as a result and during the period of which the means of communication or travel within the continental United States are disrupted or made uncertain or unsafe, or (ii) a determination as herein provided that such an attack or disaster is imminent or has occurred. The commencement and termination of the period of any such emergency may be determined by the chairman of the board or, in the event of the death, absence or disability of the chairman of the board, by the president, or in the event of the death, absence or disability of both the chairman of the board and the president, by such person or persons as the board of directors may from time to time designate, but in the absence of such specific designation, by the executive or senior vice president who has been designated pursuant to the authority of Section 6 of Article IV of these by-laws to exercise the powers and perform the duties of the chairman of the board and the president. To the extent not inconsistent with the provisions of this Section 4 of Article II, the by-laws in their entirety shall remain in effect during any such emergency.

(b) Before or during any such emergency, the board may change the head office or designate several alternative head offices or regional offices, or authorize the officers to do so, said change to be effective during the emergency.

(c) The officers or other persons designated by title in a list approved by the board before or during the emergency, all who are known to be alive and available to act in such order of priority and subject to such conditions and for such period of time, not longer than reasonably necessary after the termination of the emergency, as may be provided in the resolution of the board approving the list, shall, to the extent required to provide a quorum at any meeting of the board, be deemed and shall have all the powers of directors for such meeting. Unless so designated, an officer who is not a director shall not be deemed a director for the foregoing purpose.

(d) Meetings of the board may be called by any officer or director or in the absence of all officers and directors by any person designated in a list approved by the board pursuant to subsection (c) of this Section 4. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting. Notice of any such meeting need be given only to such of the directors as it may be feasible to reach at the time and such of the persons designated in such list as is considered advisable in the judgment of the person calling the meeting. Any such notice may be transmitted in person, in writing, or by telephone, telegram, cable or radio, or by such other means as may be feasible at the time, shall be effective whether or not actually received and shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

(e) Three directors shall constitute a quorum for the transaction of business.

(f) Before or during any such emergency, the board by resolution may (i) appoint one or more committees in addition to or in substitution for one or more of those appointed pursuant to the provisions of Article III of these by-laws to act during such emergency and (ii) take any of the actions listed in Section 2 of Article III of these by-laws in regard to any committee established pursuant to (i) of this subsection (f). Each such committee shall have at least three members, none of whom need be a director. To the extent provided in such resolution, each such committee shall have and may exercise all the authority of the board, except that no such committee shall take the action which Section 1 of Article III of these by-laws prohibits committees of the board to take.

(g) Before or during any such emergency, the board may provide and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the corporation or any or all members of any committee of the board shall for any reason be rendered incapable of discharging their duties.

(h) No officer, director or employee acting in accordance with this Section 4 of Article II shall be liable except for willful misconduct. No officer, director or employee shall be liable for any action taken in good faith in such an emergency in furtherance of the ordinary business affairs of the corporation even though not authorized by the by-laws then in effect.

(i) Persons may conclusively rely upon a determination made pursuant to subsection (a) of this Section 4 that an emergency as therein defined exists regardless of the correctness of such determination.

5. No contract or other transaction between the corporation and one or more of its directors or between the corporation and any other corporation, firm or association of any type or kind in which one or more of its directors are directors or are otherwise interested, shall be void or voidable solely by reason of such common directorship or interest, or solely because such director or directors are present at the meeting of the board or a committee thereof which authorizes or approves the contract or transaction, or solely because such director's or directors' votes are counted for such purpose, if (a) the contract or other transaction is fair and reasonable as to this corporation at the time it is authorized, approved or ratified, or (b) the fact of the common directorship or interest is disclosed or known to the board or committee and the board or committee authorizes, approves or ratifies the contract or transaction by unanimous written consent, provided at least one director so consenting is disinterested, or by affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, or (c) the fact of the common directorship or interest is disclosed or known to the shareholders and they authorize, approve or ratify the contract or transaction.

ARTICLE III

Committees of the Board

1. The board, by resolution adopted by a majority of the entire board, may appoint from among its members an executive committee and one or more other committees, each of which shall have at least three members. To the extent provided in such resolution, each such committee shall have and may exercise all the authority of the board, except that no such committee shall (a) make, alter or repeal any by-law of the corporation; (b) elect any director, or remove any officer or director; (c) submit to shareholders any action that requires shareholders' approval; or (d) amend or repeal any resolution theretofore adopted by the board which by its terms is amendable or repealable only by the board.

2. The board, by resolution adopted by a majority of the entire board, may (a) fill any vacancy in any such committee; (b) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members; (c) abolish any such committee at its pleasure; (d) remove any director from membership on such committee at any time, with or without cause; and (e) establish as a quorum for any such committee less than a majority of the entire committee, but in no case less than the greater of two persons or one-third of the entire committee.

3. Actions taken at a meeting of any such committee shall be reported to the board at its next meeting following such committee meeting; except that, when the meeting of the board is held within two days after the committee meeting, such report shall, if not made at the first meeting, be made to the board at its second meeting following such committee meeting.

ARTICLE IV

Officers

1. The board of directors at the organization meeting on the day of the annual election of directors shall elect a chairman of the board, a president, one or more vice presidents as the board may determine, any one or more of whom may be designated as executive vice president or as senior vice president or in such special or limiting style as the board may determine, a secretary, a treasurer, a controller, a general counsel, and a general tax counsel. The chairman of the board and the president shall each be a director, but the other officers need not be members of the board.

2. The board of directors may from time to time elect, or authorize an officer of the corporation to appoint in writing, assistant secretaries, assistant treasurers, assistant controllers, and such other officers as the board may designate.

3. All officers of the corporation, as between themselves and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided in these by-laws, or as may be determined by resolution of the board not inconsistent with these by-laws.

4. The chairman of the board shall be chief executive officer of the corporation and shall preside at all meetings of shareholders and directors. Subject to the board of directors, the chairman of the board shall have general care and supervision of the business and affairs of the corporation. In the absence of the president, the chairman of the board shall exercise the powers and perform the duties of the president.

5. The president shall, subject to the board of directors, direct the current administration of the business and affairs of the corporation. In the absence of the chairman of the board, the president shall preside at meetings of the shareholders and directors and exercise the other powers and duties of the chairman.

6. In the event of the death, absence, or disability of the chairman of the board and the president, an executive or senior vice president may be designated by the board to exercise the powers and perform the duties of those offices.

7. The secretary shall give notice of all meetings of the shareholders and of the board of directors. The secretary shall keep records of the votes at elections and of all other proceedings of the shareholders and of the board. The secretary shall have all the authority and perform all the duties normally incident to the office of secretary and shall perform such additional duties as may be assigned to the secretary by the board, the chairman of the board or the president.

The assistant secretaries shall perform such of the duties of the secretary as may be delegated to them by the secretary.

8. The treasurer shall be the principal financial officer of the corporation. The treasurer shall have charge and custody of all funds and securities of the corporation; receive and give receipts for monies paid to

the corporation, and deposit such monies in the corporation's name in such banks or other depositories as shall be selected for the purpose; and shall cause money to be paid out as the corporation may require. The treasurer shall have all the authority and perform all the duties normally incident to the office of treasurer and shall perform such additional duties as may be assigned to the treasurer by the board of directors, the chairman of the board or the president.

The assistant treasurers shall perform such of the duties of the treasurer as may be delegated to them by the treasurer.

9. The controller shall be the principal accounting and financial control officer of the corporation. The controller shall be responsible for the system of financial control of the corporation, including internal audits, the maintenance of its accounting records, and the preparation of the corporation's financial statements. The controller shall periodically inform the board of directors of the corporation's financial results and position. The controller shall have all the authority and perform all the duties normally incident to the office of controller and shall perform such additional duties as may be assigned to the controller by the board of directors, the chairman of the board or the president.

The assistant controllers shall perform such of the duties of the controller as may be delegated to them by the controller.

10. The general counsel shall advise the board of directors and officers on legal matters, except those relating to taxes. The general tax counsel shall advise the board of directors and officers on legal matters relating to taxes. Each shall perform such additional duties as may be assigned to either of them by the board of directors, the chairman of the board or the president.

11. Any vacancy occurring among the officers, however caused, may be filled by the board of directors except that any vacancy in the office of an assistant secretary, assistant treasurer or assistant controller appointed by an officer of the corporation may be filled by the officer, if any, then authorized by the board to make appointments to such office.

12. Any officer may be removed by the board with or without cause, and any assistant secretary, assistant treasurer or assistant controller appointed by an officer of the corporation may be removed with or without cause by the officer, if any, then authorized by the board to make appointments to such office.

ARTICLE V

Divisions and Division Officers

1. The board of directors may from time to time establish one or more divisions of the corporation and assign to such divisions responsibilities for such of the corporation's business, operations and affairs as the board may designate.

2. The board of directors may appoint or authorize an officer of the corporation to appoint in writing officers of a division. Unless elected or appointed an officer of the corporation by the board of directors or pursuant to authority granted by the board, an officer of a division shall not as such be an officer of the corporation, except that such person shall be an officer of the corporation for the purposes of executing and delivering documents on behalf of the corporation or for other specific purposes, if and to the extent that such person may be authorized to do so by the board of directors. Unless otherwise provided in the writing appointing an officer of a division, such person's term of office shall be

for one year and until that person's successor is appointed and qualified. Any officer of a division may be removed with or without cause by the board of directors or by the officer, if any, of the corporation then authorized by the board of directors to appoint such officer of a division.

3. The board of directors may prescribe or authorize an officer of the corporation or an officer of a division to prescribe in writing the duties and powers and authority of officers of divisions.

ARTICLE VI

Transfer of Shares

1. Shares of the corporation shall be transferable on the records of the corporation in accordance with the provisions of Chapter 8 of the Uniform Commercial Code (New Jersey Statutes 12A:8-101 et seq.), as amended from time to time, except as otherwise provided in the New Jersey Business Corporation Act (New Jersey Statutes 14A:1-1 et seq.).

2. In the case of lost, destroyed or wrongfully taken certificates, transfer shall be made only after the receipt of a sufficient indemnity bond, if required by the board of directors, and satisfaction of other reasonable requirements imposed by the board.

3. The board of directors may from time to time appoint one or more transfer agents and one or more registrars of transfers. All share certificates shall bear the signature, which may be a facsimile, of a transfer agent and of a registrar. The functions of transfer agents and registrars shall conform to such regulations as the board may from time to time prescribe. The board may at any time terminate the appointment of any transfer agent or registrar.

ARTICLE VII

Fiscal Year

The fiscal year of the corporation shall be the calendar year.

ARTICLE VIII

Corporate Seal

1. The corporate seal is, and until otherwise ordered by the board of directors shall be, a circle containing the words "EXXON MOBIL CORPORATION, CORPORATE SEAL, 1882, NEW JERSEY" and may be an impression thereof or printed or other facsimile reproduction.

2. The impression of the seal may be made and attested by either the secretary or an assistant secretary for the authentication of contracts and other papers requiring the seal.

ARTICLE IX

Amendments

The board of directors shall have the power to make, alter and repeal the by-laws of the corporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders.

ARTICLE X

Indemnification

1. The corporation shall indemnify to the full extent from time to time permitted by law any director or former director or officer or former officer made, or threatened to be made, a party to, or a witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative, investigative, or of any other kind, by reason of the fact that such person is or was a director, officer, employee or other corporate agent of the corporation or any subsidiary of the corporation or serves or served any other enterprise at the request of the corporation (including service as a fiduciary with respect to any employee benefit plan of the corporation or any subsidiary of the corporation) against expenses (including attorneys' fees), judgments, fines, penalties, excise taxes and amounts paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, or any appeal therein. No indemnification pursuant to this Article X shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the corporation has given its prior consent to such settlement or other disposition.

2. As any of the foregoing expenses are incurred, they shall be paid by the corporation for the director or former director or officer or former officer in advance of the final disposition of the action, suit or proceeding promptly upon receipt of an undertaking by or on behalf of such person to repay such payments if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

3. The foregoing indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any person indemnified may be entitled.

4. The rights provided to any person by this Article X shall be enforceable against the corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director or in any of the other capacities set forth in this Article X. No elimination of or amendment to this Article X shall deprive any person of rights hereunder arising out of alleged or actual occurrences, acts or failures to act occurring prior to notice to such person of such elimination or amendment. The rights provided to any person by this Article X shall inure to the benefit of such person's legal representative.

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Exxon Mobil Corporation
Board of Directors Resolution
Regarding
Powers and Functions Reserved to the Board

May 30, 2001

"RESOLVED, That, in light of the responsibility of the Board of Directors for the management of the business and affairs of the Corporation and of the provisions of Article IV of the By-Laws, as amended, dealing with the management responsibilities of the officers of the Corporation:

A. the Board reserves the following functions to itself (and, to the extent delegated thereto, to its Committees):

1. amendment of the By-Laws,
2. filling vacancies on the Board and designation of nominees for election to the Board by the shareholders,
3. establishment of committees of the Board and appointment of committee members,
4. election of officers of the Corporation, designation of the chief executive officer of the Corporation and authorization to any officer of the Corporation to appoint assistant officers,
5. establishment of divisions of the Corporation and appointment of the chief executives thereof,
6. remuneration of the Directors,
7. setting the date, time and place of shareholder meetings,
8. submission to shareholders of any action that requires shareholder approval,
9. approval of the Annual Report and proxy statement,
10. appointment of independent auditors, subject to shareholder ratification and receiving of auditors' reports,
11. declaration of dividends,
12. issuance and acquisition of long-term debt or shares of stock, and the fixing of the consideration for treasury shares to be disposed of by the Corporation, except as delegated to the Treasurer as described in B.7 below,
13. registration and listing of securities and appointment of transfer agents and registrars,
14. review of summary financial and operating results (quarterly),
15. adoption of any new major employee benefit plans and programs and approval of any major amendment of an existing major employee benefit plan or program (e.g., Pension Plan and Savings Plan) which might involve substantial cost to the Corporation or significantly alter the scope, nature or degree of benefits,
16. review of overall policies and objectives for corporate contributions, and approval of contributions budget (annually),
17. authorization of political contributions and political action committees, except as delegated to officers of the Corporation as described in B.11 below,
18. adoption of such policies and the taking of such other actions as the Board deems to be in the best interests of the Corporation; and



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B. the Board notes that it, or a Board Committee, has heretofore delegated the following specific standing powers to one or more officers of the Corporation and reserves to itself or such Board Committee power to alter any such delegation:

1. authority to execute documents on behalf of the Corporation,
2. authority to open and maintain bank accounts,
3. authority to open and maintain brokerage accounts,
4. authority to make foreign exchange transactions,
5. authority to maintain an inventory of Corporation stock in the Treasury,
6. authority to advance or loan money to, subscribe to equity capital in, guarantee obligations of, and accept deposits from affiliated companies,
7. authority to enter into tax-exempt financing of the facilities and operations of the Corporation or of its affiliates,
8. authority to determine whether an indemnity bond shall be required as a condition to the transfer of a share certificate alleged to have been lost, destroyed or wrongfully taken and, if so, the sufficiency thereof,
9. authority to adopt, terminate, or change employee benefit plans or programs, except major additions or changes to major employee benefit plans or programs,
10. authority for short term borrowing,
11. authority to make political contributions in connection with propositions and referenda, to political parties in the United States and to candidates for certain state offices in the United States; and

C. the Board requests that the chief executive officer refer to it (or to a committee of the Board to which it has delegated responsibility) for consideration and, as appropriate, concurrence:

1. the corporate plan of the Corporation, and significant changes thereto,
2. investment plans which would involve significant commitments of financial, technological or human resources, or would involve significant risks for the Corporation,
3. significant sales, transfers, or other dispositions of property or assets,
4. significant changes in policies of broad application,
5. major organization changes,
6. an annual review of political contributions made by Corporation interests in the United States and Canada, and
7. other matters relating to the Corporation's business which in the judgment of the chief executive officer are of such significance as to merit the Board's consideration.

FURTHER RESOLVED, That the resolution on this subject adopted by the Board on on May 31, 2000 be and it hereby is revoked."

CERTIFICATION OF ROBERT A. FAGELLA

Robert Fagella, of full age, upon his oath, herby certifies as follows:

1. I am the managing partner of the firm of Zazzali, Fagella, Nowak, Kleinbaum & Friedman, with offices in Newark and Trenton.

2. I make this certification in support of the application by RAM Trust Services ("RAM") in opposition to Exxon's contention that New Jersey law precludes the shareholder proposals sought by RAM.

3. I have practiced law in New Jersey for almost 25 years. I graduated cum laude from New York University in 1973 and was graduated with honors from Rutgers Law School in Newark from 1977.

4. I served as a Deputy Attorney General for five years, from 1977-1983, representing various state colleges and various state agencies. For the last 21 years, I have been in private practice handling civil litigation and appeals.

5. I am a member of the bars of New York and New Jersey, the United States Court of Appeals for the Third Circuit, District Court for New Jersey and the United States District Court for the Southern District of New York. I have served as a former past chairman of the labor law section of the Essex County Bar Association, an adjunct professor at Seton Hall School of Law, and currently serve as a member of the New Jersey Supreme Court Advisory Committee on Professional Ethics.

6. In conjunction with Joshua Savitz, Esq., a senior associate with this firm who represented the New Jersey Bureau of Securities for several years, we have reviewed the position advanced by Exxon with reference to its application. In particular, we have reviewed and researched its contention that New Jersey law somehow precludes the

requested relief sought by RAM in its shareholder proposal. In our opinion, the contention that New Jersey law would preclude the implementation of the requested shareholder proposal is unsupported in New Jersey law.

7. We concur in the opinion and submission expressed by Michael Barry, Esq. on behalf of RAM, that New Jersey law, specifically N.J.S.A. 14A:2-9, confers upon the ExxonMobil Board the authority necessary to amend the Company's by-laws to require that an independent director serve as Chairman of the Board of Directors and that the Chairman shall not concurrently serve as the Chief Executive Officer.

8. It is also our opinion, as articulated by RAM, and contrary to that of the ExxonMobil Board, that New Jersey law, specifically N.J.S.A. 14A:6-1, authorizes the ExxonMobil Board to establish qualifications for the Company's directors, consistent with RAM's proposed amendment to the by-laws.

9. In short, consistent with RAM's analysis, and contrary to the assertions made by the ExxonMobil Board, we have found no New Jersey statute or case law which would prohibit the ExxonMobil Board from implementing RAM's proposed amendment to the by-laws, nor has the ExxonMobil Board cited any New Jersey law which provides as such. Because these reasons are already expressed comprehensively in Mr. Barry's correspondence, we do not believe a separate legal analysis is necessary.

10. The foregoing statements are true. I am aware that if any of same are willfully false, I am subject to punishment.

Robert A. Fagella, Esq.

Dated: 2/15/05

C
New Jersey Statutes Annotated Currentness
Title 14A. Corporations, General (Refs & Annos)
Chapter 6. Directors and Officers (Refs & Annos)

➡14A:6-1. Board of directors

(1) The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided. Directors shall be at least 18 years of age and need not be United States citizens or residents of this State or shareholders of the corporation unless the certificate of incorporation or by-laws so require. The certificate of incorporation or by-laws may prescribe other qualifications for directors.

(2) In discharging his duties to the corporation and in determining what he reasonably believes to be in the best interest of the corporation, a director may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the action on the corporation's employees, suppliers, creditors and customers; (b) the effects of the action on the community in which the corporation operates; and (c) the long term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

(3) If on the basis of the factors described in subsection (2) of this section, the board of directors determines that any proposal or offer to acquire the corporation is not in the best interest of the corporation, it may reject such proposal or offer. If the board of directors determines to reject any such proposal or offer, the board of directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

CREDIT(S)

Amended by L.1973, c. 366, § 21, eff. May 1, 1974; L.1988, c. 94, § 24, eff. Dec. 1, 1988; L.1989, c. 106, § 1, eff. June 29, 1989.

COMMISSIONERS' COMMENT--1988 AMENDMENTS

This section was revised to reflect the fact that corporations are managed by their officers with the board providing supervision and overall direction. This change brings New Jersey law into conformity with the laws of other jurisdictions. See Del. G.C.L. § 141(a); Model B.C.A. (1984 revision) § 8.01(b).

COMMISSIONERS' COMMENT--1972 AMENDMENTS

This section has been amended to change the age qualification of a director from 21 to 18. See Comment to N.J.S. 14A:2-6.

COMMISSIONERS' COMMENT--1968

This section enacts the substance of section 33 of the Model Act, except as noted below. The provisions concerning age and residence of directors have no counterpart in Title 14, but are probably declaratory of the common law. The provision that directors need not be shareholders changes existing statutory law. R.S. 14:7-2 requires that directors be bona fide shareholders of the corporation or of another corporation owning at least 25% of the outstanding stock of the corporation.

The words "except as in this Act or in its certificate of incorporation otherwise provided" have no counterpart in the Model Act or in Title 14. They are patterned after section 141(a) of the Delaware Act. Together with paragraph 14A:2-7(1)(f), these words mean that provisions in the certificate of incorporation are not unlawful if they restrict the discretion or powers of the Board in the management of the business or conduct of the affairs of the corporation, unless they are prohibited by this Act or by other statute law. See Katcher v. Ohsman, 26 N.J.Super. 28, 97 A.2d 180 (Ch.Div., 1953) which illustrates that some restrictions upon the Board are permissible without explicit authorization in the statute. See also Long Park, Inc. v. Trenton-New Brunswick Theatres Co., 297 N.Y. 174, 77 N.E.2d 633 (1948), construing New Jersey law, holding invalid an agreement vesting the Board's management powers in a named manager. In any case in which there is doubt as to the validity of a restriction imposed by the certificate, the unanimous consent procedure set forth in subsection 14A:5-21(2) should be employed.

Sections 14A:6-9 and 14A:6-15 permit delegation of authority by the board of directors to committees by provisions in the by-laws, and to officers by resolution or by-laws provisions.

HISTORICAL AND STATUTORY NOTES

2003 Main Volume

Source: R.S. 14:7-1, 14:7-2; Model Act § 33 (1960); Del.Code Ann. tit. 8, § 141(a).

Prior Laws: R.S. 14:7-1, amended by L.1968, c. 263, § 2; 14:7-2, amended by L.1947, c. 299, p. 1011, § 1; L.1961, c. 44, p. 476, § 1.

L.1896, c. 185, § 12, p. 281 [C.S. p. 1606, § 12], amended by L.1915, c. 197, § 1, p. 362, L.1921, c. 335, § 1, p. 923 [1924 Suppl. § 47-12], L.1926, c. 318, § 4, p. 531. L.1896, c. 185, § 39, p. 290 [C.S. p. 1624, § 39], amended by L.1930, c. 122, § 1, p. 381.

The 1973 amendment lowered the age qualification of a director from 21 to 18.

The 1988 amendment inserted "or under the direction of" in the first sentence.

L.1989, c. 106, § 1, designated existing text subsec. (1) and added subsecs. (2) and (3).

Statement: Committee statement to Senate, No. 2115--L.1988, c. 94, see § 14A:1-2.1.

CROSS REFERENCES

Benefit plans, see § 14A:8-1.

Certificate of incorporation,
Generally, see § 14A:2-7.
Control of directors, see § 14A:5-21.

Director defined, see § 14A:1-2.1.

Election of directors, see § 14A:5-24.

Emergency powers, see § 14A:2-10.

Executive committee, delegation of authority, see § 14A:6-9.

General corporate powers, see § 14A:3-1.

Indemnification of directors, see § 14A:3-5.

Officers, authority, see § 14A:6-15.

Residence of directors and officers of corporations organized under special charter, see Acts Saved from Repeal § 14:7-5.

LAW REVIEW AND JOURNAL COMMENTARIES

Attorney as corporate director. (1973) 96 N.J.L.J. 53.

Constituency statutes: An appropriate vehicle for addressing transition costs? Comment, 28 Colum.J.L. & Soc.Probs. 145 (1995).

Litigating the duty to disclose pending litigation. Myron J. Bromberg and Anastasia P. Slowinski, 131 N.J.L.J. 6 (1992).

New Jersey shores up against hostile takeovers. Russell U. Schenkman, 124 N.J.L.J. 1185 (1989).

LIBRARY REFERENCES

2003 Main Volume

Corporations ⚿282, 297, 307, 310.
Westlaw Topic No. 101.
C.J.S. Corporations §§ 447-448, 460-461, 475-479.

RESEARCH REFERENCES

2004 Electronic Update

Forms

New Jersey Forms Legal and Business § 17:45, Certificate of Incorporation-General Form.

New Jersey Forms Legal and Business § 17B:6, Introduction.

New Jersey Forms Legal and Business § 4C:71, Certificate of Incorporation.

New Jersey Forms Legal and Business § 17:195, Qualifications and Number.

New Jersey Forms Legal and Business § 17:205, Powers-In General.

New Jersey Forms Legal and Business § 17:249, Introduction.

New Jersey Forms Legal and Business § 17:250, Form Drafting Principles.

New Jersey Forms Legal and Business § 17:258, Introduction-Powers of Directors or Executive Committee.

Treatises and Practice Aids

29 N.J. Prac. Series § 6.9, Business Associations-Corporations; Partnerships; Unincorporated Associations; Joint Ventures.

29 N.J. Prac. Series § 7.5, Execution by Corporation.

13 N.J. Prac. Series § 10.22, Corporate Resolution of Conveyance-Form.

15 N.J. Prac. Series § 20.5, Optional Certificate of Incorporation Clauses.

15 N.J. Prac. Series § 24.1, Overview.

15 N.J. Prac. Series § 20.17, Certificate of Amendment to Certificate of Incorporation-Termination of Management by Shareholders.

21 N.J. Prac. Series § 1970, Corporations.

21A N.J. Prac. Series § 3163, Certificate of Incorporation-Contents.

21A N.J. Prac. Series § 3171, Directors.

21A N.J. Prac. Series § 3172, By-Laws.

21A N.J. Prac. Series § 3463, Corporate Formalities.

NOTES OF DECISIONS

Access to books and records 18
Actions 24
Authorization of mortgages by directors 22

1. Qualifications--In general

To become a director of a corporation, a person must not only be eligible but must be elected and accept election. Cohen v. Miller, 5 N.J.Super. 451, 68 A.2d 421 (Ch.1949). Corporations 282; Corporations 283(1); Corporations 286

2. ---- Stock ownership, qualifications

Evidence established that corporation formed for purpose of taking over a bus theretofore operated by president of corporation, now deceased, issued ten shares of its capital stock, that deceased president was beneficial owner of all of such shares, and that president's wife and sister each had share issued to them as a "dummy" in order to comply with requirements of former § 14:7-2. Fox v. Fox, 135 N.J. Eq. 186, 37 A.2d 194 (Ch.1944). Corporations 171

Where corporation A had acquired all the capital stock of corporation B, and at the time of such acquisition corporation B owned and held a large number of the shares of the capital stock of corporation A, the officers and directors of neither corporation had the right, at a stockholders' meeting of corporation A, held for the purpose of electing directors of that corporation, to vote upon the shares of the stock of corporation A held by corporation B at the time of the acquisition of its stock by corporation A. O'Connor v. International Silver Co., 68 N.J. Eq. 680, 62 A. 408 (1905). Corporations 283(2)

Where one of the three directors of a corporation required to be elected before any business could be done, and to be stockholders, ceased to be a stockholder, and the remaining directors executed chattel mortgages to one not having notice that the third had ceased to be a director, the mortgages were valid as between the mortgagees and a receiver. Kuser v. Wright, 52 N.J. Eq. 825, 31 A. 397 (1895). Corporations 487(3)

Where a mortgagee had no notice that one of the directors had ceased to be a stockholder when the mortgage was made, he would be deemed a director de facto. Kuser v. Wright, 52 N.J. Eq. 825, 31 A. 397 (1895). Corporations ⚷ 289

Under the Corporation Act of 1875, Rev.1877, p. 175, (repealed), subscribers for stock were regarded as stockholders. American Pig Iron Storage Co. v. State Board of Assessors, 56 N.J.L. 389, 29 A. 160 (1894).

A. bought stock with his wife's money as an investment for her, but the certificate was accidentally made out to him. At first he ordered it to be changed, but afterwards concluded to take the stock himself, and countermanded the order, and transferred the cost from his wife's account to his own. It was held that he was a bona fide holder of stock and eligible as director. In re Election of Directors of St. Lawrence Steamboat Co., 44 N.J.L. 529 (1882).

The inspectors of election had no power to decide question whether director was bona fide holder of stock, but it could only be raised in the courts. In re Election of Directors of St. Lawrence Steamboat Co., 44 N.J.L. 529 (1882).

Former §§ 14:7-1, 14:7-2 requiring that every corporation shall have at least three directors selected from its stockholders or from the stockholders of a corporation owning not less than 25% of its stock were not in conflict with the limited-dividend housing corporation law and applied to corporations organized thereunder, thus, when a Title 14 corporation was the sole stockholder of a limited-dividend housing corporation, three directors of the latter corporation were required to be stockholders in the Title 14 corporation. F.O.1961, No. 9.

3. ---- Necessity of stock ownership, qualifications

General Corporation Act, § 16, Rev.1877, p. 180 (repealed), which provided that the business of every such company should be managed and conducted by the directors thereof, who should be shareholders therein, did not apply to the first directors of a new corporation formed by the consolidation, under P.L.1893, p. 121 (repealed), of existing corporations. Camden Safe-Deposit & Trust Co. v. Burlington Carpet Co., 33 A. 479 (Ch.1895). Corporations ⚷ 282

No person could be elected a director who was not a bona fide holder of some of the stock at the time of such election, and he ceased to be a director when he had disposed of his stock. Wright v. First Nat. Bank, 52 N.J. Eq. 392, 28 A. 719 (Ch.1894), reversed 52 N.J. Eq. 825, 31 A. 397. See, also, In re Election of Directors of St. Lawrence Steamboat Co., 44 N.J.L. 529 (1882). Corporations ⚷ 282; Corporations ⚷ 293

A director does not need to be a stockholder, in the absence of any provision on the subject in the charter. Hoyt v. Bridgewater Copper-Min. Co., 6 N.J. Eq. 253 (1847) affirmed 6 N.J. Eq. 625.

4. ---- Evidence of stock ownership, qualifications

Evidence that person was mentioned as director in prospectus of corporation or that another stockholder had told such person that stockholder had had two shares of stock put in such person's name "to be a director" and wanted such person to "join" company was insufficient to show that such person was a director, liable to account for funds distributable among stockholders in liquidation. Du Bois v. Century Cement Products Co., 119 N.J. Eq. 472, 183 A. 188 (1936). Corporations 🔑 629

The fact that no person could be elected a director of a corporation unless he was at the time of his election a bona fide holder of some stock was not proof that one elected a director was the owner of stock. Fidelity Trust Co. v. Newark Milk & Cream Co., 89 N.J. Eq. 224, 108 A. 54 (1918). Corporations 🔑 171

The registry of the stock of a stockholder is prima facie evidence of his qualifications for the office of director. His right to be a director can be impeached only by showing that the title of the stock was put in him colorably with a view to qualify him to be a director for some dishonest purpose, in furtherance of some fraudulent scheme touching the organization and control of the company. In re Leslie, 58 N.J.L. 609, 33 A. 954 (1896). Corporations 🔑 282

A person may be qualified to be a director, whose vote cannot be received at the election by reason of the transfer of stock to him not being entered on the books; and he may appear as a stockholder on the books, and still be disqualified for the office of director for reasons aliunde. In re Election of Directors of St. Lawrence Steamboat Co., 44 N.J.L. 529 (1882). Corporations 🔑 282

5. ---- Competing corporation, interest in, qualifications

Amendments to certificate of incorporation, declaring person interested in competing business ineligible to become or remain director, and subjecting director so disqualified to immediate removal by majority vote of remaining directors, were not ultra vires, as contravening property rights of stockholders under provision for cumulative voting for directors. Costello v. Thomas Cusack Co., 96 N.J. Eq. 83, 96 N.J. Eq. 90, 124 A. 615 (Ch.1922), affirmed 94 N.J. Eq. 423, 120 A. 15. Corporations 🔑 294

Under General Corporation Law, §§ 8, 39, P.L.1896, pp. 280, 290, a corporation could not amend its articles of incorporation to prohibit stockholders from becoming directors because of their interest in competing corporations. Costello v. Thomas Cusack Co., 94 N.J. Eq. 423, 120 A. 15 (1923). Corporations ⚷ 282

6. Powers and duties in general

Inherent nature of a corporate director's job necessarily implies that he must have a basic idea of corporation's activity; director should know what business the corporation is in, and he should have some broad idea of scope and range of corporation's affairs. Francis v. United Jersey Bank, 162 N.J.Super. 355, 392 A.2d 1233 (L.1978), affirmed 171 N.J.Super. 34, 407 A.2d 1253, certification granted 82 N.J. 285, 412 A.2d 791, affirmed 87 N.J. 15, 432 A.2d 814. Corporations ⚷ 310(1)

Director of corporation should have known that corporation was in reinsurance business as a broker and that it annually handled millions of dollars belonging to, or owing to, ceding companies and reinsurers, and, charged with that knowledge, director had, at bare minimum, an obligation to ask for and read annual financial statements of corporation and to react appropriately to what reading of statements revealed. Francis v. United Jersey Bank, 162 N.J.Super. 355, 392 A.2d 1233 (L.1978), affirmed 171 N.J.Super. 34, 407 A.2d 1253, certification granted 82 N.J. 285, 412 A.2d 791, affirmed 87 N.J. 15, 432 A.2d 814. Insurance ⚷ 1133

Entire management of corporate affairs is committed to directors' charge upon trust and confidence that they will be cared for and managed within limits of powers conferred by law upon corporation and for common benefit of stockholders. Pilat v. Broach Systems, Inc., 108 N.J.Super. 88, 260 A.2d 13 (L.1969). Corporations ⚷ 310(1)

Requirement that no binding corporate action could be taken by stockholders or directors of closed threeman corporation unless 90 per cent in stock interest voted in favor of such action was valid, and by-law in conformity therewith would be lawful. Katcher v. Ohsman, 26 N.J.Super. 28, 97 A.2d 180 (Ch.1953). Corporations ⚷ 195; Corporations ⚷ 298(5)

A director of a corporation is not, because of his office, a trustee for the stockholders with respect to their several holdings of stock over which he has no control, and is not duty bound to disclose to individual stockholder, before purchasing his stock, that which the director may know as to the real condition of the corporation affecting the value of the stock. Gardner v. Baldi, 24 N.J.Super. 228, 93 A.2d 644 (Ch.1952). Corporations ⚷ 316(3)

It is duty of corporation or its directors to inform or advise stockholder inquiring as to matter to be voted upon by stockholders. Eliasberg v. Standard Oil Co., 23 N.J.Super. 431, 92 A.2d 862

(Ch.1952), affirmed 12 N.J. 467, 97 A.2d 437. Corporations ⚷ 194

Directors proposing stock option plan under which they and executives of corporation could obtain stock at cost below market price were not required to disclose to stockholders the tax advantages accruing to the beneficiaries of the plan and the tax disadvantages the corporation would thereby incur. Eliasberg v. Standard Oil Co., 23 N.J.Super. 431, 92 A.2d 862 (Ch.1952), affirmed 12 N.J. 467, 97 A.2d 437. Corporations ⚷ 316(3)

The failure of directors to advise stockholders of the participation of directors and employees in corporate profit under by-law did not constitute either fraud or breach of trust. Bookman v. R.J. Reynolds Tobacco Co., 138 N.J. Eq. 312, 48 A.2d 646 (Ch.1946). Corporations ⚷ 317(3)

Stockholders have a right to call on officers for any information they may wish. Bookman v. R.J. Reynolds Tobacco Co., 138 N.J. Eq. 312, 48 A.2d 646 (Ch.1946). Corporations ⚷ 181(7)

Corporation can act only through board of directors who have duty to give same care, attention, and honest judgment to management of corporation's business as they would to their own, and to act honestly for what in their judgment is for best interest of corporation, as entity distinct from its stockholders. Whitfield v. Kern, 120 N.J. Eq. 115, 184 A. 333 (Ch.1936), reversed 122 N.J. Eq. 332, 192 A. 48. Corporations ⚷ 310(2)

Corporation's president, though its executive head, cannot bind corporation in all its business affairs in view of provisions of this section. Economy Auto Supply Co. v. Fidelity Union Trust Co., 105 N.J.L. 206, 144 A. 30 (1928). Corporations ⚷ 405

Corporate by-laws may regulate official duties and salaries notwithstanding provision of this section as to management of corporate business by directors. Lillard v. Oil, Paint & Drug Co., 70 N.J. Eq. 197, 56 A. 254 (Ch.1903).

7. Close corporations

Relationship of principals in close corporation is that of partners or coventurers. 68th St. Apts., Inc. v. Lauricella, 142 N.J.Super. 546, 362 A.2d 78 (L.1976), affirmed 150 N.J.Super. 47, 374 A.2d 1222. Corporations ⚷ 174

8. Fiduciary capacity

Business Corporation Act imposes standard of ordinary care, skill, and judgment on directors of corporations; dummy, figurehead, or accommodation directors are anachronisms with no place in New Jersey law. Mulford v. Computer Leasing, Inc., 334 N.J.Super. 385, 759 A.2d 887 (L.1999). Corporations 🔑 310(1)

All directors of a corporation are responsible for managing the business and affairs of the corporation. Mulford v. Computer Leasing, Inc., 334 N.J.Super. 385, 759 A.2d 887 (L.1999). Corporations 🔑 310(1)

In their dealings with a corporation and its assets, officers and directors are quasi-trustees for the benefit of shareholders. Judson v. Peoples Bank & Trust Co., 25 N.J. 17, 134 A.2d 761 (1957). Corporations 🔑 307

Under New Jersey law, directors of a corporation are fiduciaries and are held to the utmost fidelity in their dealings with the corporation and its stockholders. Daloisio v. Peninsula Land Co., 43 N.J.Super. 79, 127 A.2d 885 (A.D.1956). Corporations 🔑 307

When elected to office, directors of a corporation become trustees of the entire body of corporate owners and owe loyalty not only to the majority or minority but to all of them, represented by the corporate entity, and to disregard the rights of either group, or of the corporation as such even for a moment, is a violation of their fiduciary obligation. Daloisio v. Peninsula Land Co., 43 N.J.Super. 79, 127 A.2d 885 (A.D.1956). Corporations 🔑 307

Directors of private corporation bear fiduciary relationship to corporation and to its stockholders, and such directors are quasi trustees for stockholders. Hill Dredging Corp. v. Risley, 18 N.J. 501, 114 A.2d 697 (1955). Corporations 🔑 307

Directors of a private corporation, while not trustees in the strict, technical sense, are considered in equity as bearing a fiduciary relation to corporation and its stockholders, and relationship has two facets, agency in the normal sense and trusteeship in relation to corporate moneys and properties. Pomeroy v. Simon, 17 N.J. 59, 110 A.2d 19 (1954). Corporations 🔑 307

At least until insolvency occurs, stockholders alone comprise the cestuis que trust for whose benefit directors are quasi trustees. Pomeroy v. Simon, 17 N.J. 59, 110 A.2d 19 (1954). Corporations 🔑 307

Directors of corporation are fiduciaries, and in their dealings with corporation and stockholders, utmost fidelity is demanded. Eliasberg v. Standard Oil Co., 23 N.J.Super. 431, 92 A.2d 862 (Ch.1952), affirmed 12 N.J. 467, 97 A.2d 437. Corporations 🔑 307

The certificate of incorporation, constitution and by-laws of a corporation constitute a contract between corporation and members as well as between members inter sese, and trustees or directors bear a fiduciary relationship to the members, requiring them to comply with certificate and by-laws. Leeds v. Harrison, 7 N.J.Super. 558, 72 A.2d 371 (Ch.1950). Corporations ⚿ 9; Corporations ⚿ 57; Corporations ⚿ 307

The directors of a corporation are trustees and bound in the exercise of their duty to endeavor to secure the highest and best price obtainable for corporate assets, and one of tests of unfairness of a contract is inadequacy of price. Bresnick v. Franklin Capital Corp., 6 N.J.Super. 579, 70 A.2d 524 (Ch.1949), set aside 10 N.J.Super. 234, 77 A.2d 53, certification granted 6 N.J. 398, 79 A.2d 108, affirmed 7 N.J. 184, 81 A.2d 6. Corporations ⚿ 312(5)

The directors of a corporation occupy a fiduciary position toward the corporation and are bound to act for its best interests. Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 54 A.2d 607 (Ch.1947). Corporations ⚿ 307

Directors of corporation occupy a fiduciary position toward stockholders and it is directors' duty to see that proper and clear records are kept of receipts and disbursements of corporate funds and to take and preserve vouchers for all payments made. Hollander v. Breeze Corp., 131 N.J. Eq. 585, 26 A.2d 507 (Ch.1941), affirmed 131 N.J. Eq. 613, 26 A.2d 522. Corporations ⚿ 307; Corporations ⚿ 312(1)

A director of management corporation holding cemetery land and the president of the corporation were charged with the duty of maintaining the integrity of capital of the corporation as a trust fund for security of creditors and for benefit of the corporation and those beneficially interested in it in its character as a "charitable trust". Emmerglick v. Vogel, 131 N.J. Eq. 257, 24 A.2d 861 (Ch.1942). Associations ⚿ 18; Cemeteries ⚿ 5

In the case of Whitfield v. Kern, 122 N.J. Eq. 332, 192 A. 48 (1937) the Court of Errors and Appeals said:

"At common law, and by the modern current of authority in this country and in England, the directors of a private corporation, while not regarded as trustees in the strict, technical sense (for title to the corporate property is in the corporation itself and not in its directors), are considered in equity as bearing a fiduciary relation to the corporation and its stockholders. The relationship has a twofold aspect, viz.: Agency in the ordinary sense, and a trusteeship in relation to the corporate moneys and property, if not, indeed, the exercise of corporate powers generally. They are quasi trustees for the stockholders. At least until insolvency occurs, the latter alone comprise the cestuis que trust. Until then the directors bear the same relation to its creditors as the agent of an individual holds to his creditors. The latter have rights against the corporation, but no special rights against the directors as such, except such as may be created by statute or may arise from tortious conduct imposing direct liability upon the directors."

Director bears fiduciary relation to corporation. Jennings v. Studebaker Sales Corp. of America, 112 N.J.L. 399, 170 A. 626 (1934). Corporations ⚷ 307

Board of management of corporation acts as trustee in dealing with corporation's business affairs. Cuthbert v. McNeill, 103 N.J. Eq. 199, 142 A. 819 (Ch.1928). Religious Societies ⚷ 11

The officers and directors of a private corporation are in a fiduciary relation to the corporation and to the stockholders. Their duty under the principles of equity is to serve their trust beneficiaries honestly, faithfully, and without negligence. Stephany v. Marsden, 75 N.J. Eq. 90, 71 A. 598 (Ch.1908), affirmed 76 N.J. Eq. 611, 75 A. 899. Corporations ⚷ 307

Complainant purchased from a concern in Holland a process for detinning tin scrap, the secret of which was zealously guarded. After the success of the process had been shown, an original director, charged with the duty of secrecy, and who held in individual trust for the complainant the copy of the process, became president of defendant corporation, and with the assistance of discharged employees of complainant installed for defendant, as competitor, the process so purchased by complainant. It was held that the former director should be enjoined for breach of trust. Vulcan Detinning Co. v. American Can Co., 72 N.J. Eq. 387, 67 A. 339 (1907). Corporations ⚷ 318

9. Corporate opportunity

Corporate opportunity concept is one aspect of general rule that fiduciary's loyalties may not be divided. Valle v. North Jersey Auto. Club, 141 N.J.Super. 568, 359 A.2d 504 (A.D.1976), affirmed as modified on other grounds 74 N.J. 109, 376 A.2d 1192. Corporations ⚷ 315

If there is presented to corporate officer or director a business opportunity which corporation is financially able to undertake, which from its nature is in corporation's line of business, of practical advantage to it, and one in which corporation has interest or reasonable expectancy, and by embracing opportunity, self-interest of officer will be brought into conflict with that of corporation, he cannot seize opportunity for himself; if he betrays corporation, corporation may elect to claim all benefits of transaction for itself, and law will impress trust in favor of corporation. Valle v. North Jersey Auto. Club, 141 N.J.Super. 568, 359 A.2d 504 (A.D.1976), affirmed as modified on other grounds 74 N.J. 109, 376 A.2d 1192. Corporations ⚷ 315

10. Discretion

Rule which grants wide discretion to directors of corporation is sound but is inapplicable to a situation which involves fraud, self-dealing, or unconscionable conduct. Daloisio v. Peninsula Land Co., 43 N.J.Super. 79, 127 A.2d 885 (A.D.1956). Corporations ⚷ 317(3)

Whether stockholders should be advised of participation of directors and employees in profits under by-law was a matter that rested within the discretion of the directors. Bookman v. R.J. Reynolds Tobacco Co., 138 N.J. Eq. 312, 48 A.2d 646 (Ch.1946). Corporations ⚷ 310(1)

The point at which a company may providently and safely cut into its cash resources for purpose of expansion rests in honest business judgment of managers of company, and courts should not substitute their judgment. Solimine v. Hollander, 128 N.J. Eq. 228, 16 A.2d 203 (Ch.1940). Corporations ⚷ 322

Questions of bookkeeping "writeoffs", where no fraud is shown, are matters of business policy resting altogether in judgment of directors. Solimine v. Hollander, 128 N.J. Eq. 228, 16 A.2d 203 (Ch.1940). Corporations ⚷ 310(1)

Whether two noncompetitive corporations of similar general character may enter into an arrangement whereby each exchanges with the other information and assistance concerning the operation and management of their respective businesses is a matter which is left solely to honest decision of directors of the corporations. Solimine v. Hollander, 128 N.J. Eq. 228, 16 A.2d 203 (Ch.1940). Corporations ⚷ 310(1)

11. Meetings

See, also, Notes of Decisions under §§ 14A:6-7, 14A:6-10.

Where the personal interest of a director disqualifies him from voting on a given resolution, he cannot be counted for the purpose of ascertaining a quorum. A director so disqualified, for the time being, loses his character as a director. Enright v. Heckscher, 1917, 240 F. 863, 153 C.C.A. 549. Corporations ⚷ 298(5)

A lawful meeting of a board of directors of a corporation requires due notice to all of the directors of the time, place, and object of the meeting, unless there is a waiver of such notice. In re Joseph Feld & Co., D.C.N.J.1941, 38 F.Supp. 506. Corporations ⚷ 298(3)

A special meeting of directors held without notice to one of three directors was not legally convened meeting and action purportedly taken at such meeting was not act of corporation nor binding upon it. Hill Dredging Corp. v. Risley, 18 N.J. 501, 114 A.2d 697 (1955). Corporations ⚷ 298(3)

Where corporation directors' meeting was held without notice to one of its three directors, such absent director could not, upon receiving knowledge of such meeting, effectively waive notice of such meeting and express approval of action taken thereat, and could not thereby validate action purportedly taken. Hill Dredging Corp. v. Risley, 18 N.J. 501, 114 A.2d 697 (1955). Corporations ⚷ 298(3)

Where one of three corporate directors was absent from special meeting called by its president, and where president himself, by virtue of fact that he sought approval of stock purchase adverse to corporation interest, could not be counted in make-up of quorum, no quorum for such meeting existed, making such meeting a nullity, and purported action of board authorizing sale of stock to president was null and void and not binding upon corporation. Hill Dredging Corp. v. Risley, 18 N.J. 501, 114 A.2d 697 (1955). Corporations ⚷ 298(5)

A corporation's directors can act only as a body, lawfully assembled. Worley v. Dunkle, 2 N.J.Super. 161, 62 A.2d 699 (Ch.1948). Corporations ⚷ 298(1)

A quorum of the board of directors of a corporation has no power to do corporate business, unless notice is given to the absent members, or unless there is a standing rule fixing time for stated meetings, or unless there is a waiver of notice of these meetings, and consent given by the absentees subsequent to the meeting, looking to ratification of what was done is without force to validate the action taken. Holcombe v. Trenton White City Co., 82 N.J. Eq. 364, 91 A. 1069 (1913). Corporations ⚷ 298(3)

A resolution by the board of directors of a corporation passed at a meeting held without formal call or notice was valid, where every member of the board was present, and it was the result of their joint action. Robson v. C.E. Fenniman Co., 83 N.J.L. 453, 85 A. 356 (1912). Corporations ⚷ 298(3)

The act of a corporation which depends for its validity upon proper notice to all of its directors, is not affected by want of notice to a person who has been nominated and elected as director, but who has declined to accept the office and refused to perform any of its duties. Whittaker v. Amwell Nat. Bank, 52 N.J. Eq. 400, 29 A. 203 (Ch.1894). Corporations ⚷ 298(3)

A majority of the directors of a corporation constitute a quorum. Wells v. Rahway White-Rubber Co., 19 N.J. Eq. 402 (Ch.1869). Corporations ⚷ 298(5)

A majority of a quorum of the board of directors of a corporation have authority to decide any question upon which they are authorized to act. Wells v. Rahway White-Rubber Co., 19 N.J. Eq. 402 (Ch.1869). Corporations ⚷ 298(5)

On an issue whether a meeting of the board of directors of a corporation was attended by a quorum, an entry in the minute book of the board, showing the number of directors present at the meeting in question, is prima facie evidence that the meeting in question was attended by the directors therein named as being present. Van Hook v. Somerville Manufacturing Co., 5 N.J. Eq. 137 (Ch.1845), reversed on other grounds 5 N.J. Eq. 633. Corporations ⚷ 298(5)

12. Conduct of business, in general

Propriety of directors' action as to intra vires matter is, in absence of fraud or breach of trust, exclusively question for directorate. General Inv. Co. v. Bethlehem Steel Corp., D.C.N.J.1918, 248 F. 303. Corporations ⚷ 297

Director of corporation cannot protect himself from performance of his legally imposed duties behind a paper shield bearing the motto "dummy director." Mulford v. Computer Leasing, Inc., 334 N.J.Super. 385, 759 A.2d 887 (L.1999). Corporations ⚷ 310(1)

Directors of a corporation may owe a duty to employees, as far as payment of their owed compensation is concerned. Mulford v. Computer Leasing, Inc., 334 N.J.Super. 385, 759 A.2d 887 (L.1999). Corporations ⚷ 342

Generally management of corporate affairs is committed by law to directors assembled in board meeting, and it is generally to be understood that an officer, such as a treasurer or president, has no more authority over corporate property than any other director. Gabriel v. Auf Der Heide-Aragona, Inc., 14 N.J.Super. 558, 82 A.2d 644 (A.D.1951). Corporations ⚷ 297; Corporations ⚷ 300; Corporations ⚷ 301

As a general rule, a corporation may act only through its board of directors. O'Connor v. First Bank & Trust Co., 12 N.J.Super. 281, 79 A.2d 687 (A.D.1951). Corporations ⚷ 398(2)

The board of directors of a corporation is the governing body of the corporation and is vested with the management of the corporate property, business, and affairs. Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 54 A.2d 607 (Ch.1947). Corporations ⚷ 297

The affairs of a corporation are managed by a board of directors chosen by stockholders, and stockholders not liking the way the corporation is managed should elect a new board of directors. Casson v. Bosman, 137 N.J. Eq. 532, 45 A.2d 807 (1946). Corporations 🔑 297

A minority stockholder cannot complain against directors whose management of corporation is conducted in good faith and with reasonable judgment. Casson v. Bosman, 137 N.J. Eq. 532, 45 A.2d 807 (1946). Corporations 🔑 320(6)

A director of a corporation cannot be heard in repudiation of his own affirmative act in corporate matters, in absence of mistake, fraud, or deceit. Cohen v. Camden Refrigerating & Terminals Co., 129 N.J.L. 519, 30 A.2d 428 (1943). Corporations 🔑 290

The declaration of dividends is a corporate problem entrusted to the wisdom and discretion of the directors. Laredef Corporation v. Federal Seaboard Terra Cotta Corporation, 131 N.J. Eq. 368, 25 A.2d 433 (Ch.1942). Corporations 🔑 152

Questions of business policy devolve upon officers and directors of corporation who are elected by stockholders for precise purpose of determining such problem and it is peculiarly their duty to evaluate business outlook. Laredef Corporation v. Federal Seaboard Terra Cotta Corporation, 131 N.J. Eq. 368, 25 A.2d 433 (Ch.1942). Corporations 🔑 297

In view of this section, courts will not interfere with corporate management when directors are acting within their powers and are giving evidences of good faith. Smith v. Banister, 127 N.J. Eq. 385, 13 A.2d 485 (Ch.1940). Corporations 🔑 393

Where the issue in a case is purely one of business and economic problems of a corporation, and there is no allegation of fraud, or abuse of power, the issue is to be determined by the corporation's directors and not by the court. Smith v. Banister, 127 N.J. Eq. 385, 13 A.2d 485 (Ch.1940). Corporations 🔑 310(1); Corporations 🔑 393

Authority of directors of corporation in conduct of its business must be regarded as absolute when they act within law. Shonnard v. Elevator Supplies Co., 111 N.J. Eq. 94, 161 A. 684 (Ch.1932). See, also, Madsen v. Burns Bros., 108 N.J. Eq. 275, 155 A. 28 (1931). Corporations 🔑 297

Where overwhelming majority of shareholders approved business plan submitted by directors, and it did not appear that proposed plan was without legal authority, meager number of dissentients should not be permitted to defeat plan. Madsen v. Burns Bros., 108 N.J. Eq. 275, 155 A. 28 (Ch.1931). Corporations 🔑 310(1)

Judgment of majority of board of directors must prevail in absence of fraud, ultra vires action, illegality, showing of mala fides, or abuse of power tantamount to fraud. Madsen v. Burns Bros., 108 N.J. Eq. 275, 155 A. 28 (Ch.1931). Corporations 🔑 393

Acts of a board of directors which are ultra vires, fraudulent, or illegal cannot be sustained against the will of a single dissenting stockholder, who in such case, and in cases of voidable contracts which have been repudiated by the stockholders, may maintain a bill for relief in behalf of the corporation, where it declines to sue in its own behalf. Endicott v. Marvel, 81 N.J. Eq. 378, 87 A. 230 (Ch.1913), affirmed 83 N.J. Eq. 632, 92 A. 373, bill denied 85 N.J. Eq. 52, 95 A. 361. Corporations 🔑 320(6)

An agreement between shareholders controlling the stock of a corporation that other directors shall act as nominal directors, subservient to such parties' will, is illegal, and cannot be enforced in equity. Jackson v. Hooper, 76 N.J. Eq. 592, 75 A. 568 (1910). Contracts 🔑 121

The fact that boards of directors of two mining corporations are appointed by a third corporation as a holding company of the majority of the stock of the mining corporations does not subject the government of the mining companies to a common control, so as to make directors of one of the mining companies, who are also directors of the holding company, common to each of the mining companies, where it is established that the directors of the two original companies, appointed by the holding company, are not mere "dummies," subject to the will of the directors of the holding company. Pierce v. Old Dominion Copper Mining & Smelting Co., 67 N.J. Eq. 399, 58 A. 319 (Ch.1904). Corporations 🔑 318

In the absence of special restrictions in the charter or by-laws, the general management of the corporation is in the hands of the directors, and the acts of a de facto board of directors bind the corporation. Collier v. Consolidated Ry., Lighting & Refrigerating Co., 70 N.J.L. 313, 57 A. 417 (1904). Corporations 🔑 398(2)

Where, by reason of dissensions among the directors of a trading corporation, there is a deadlock in the management of its business by them, a receiver pendente lite should be appointed. Sternberg v. Wolff, 56 N.J. Eq. 389, 39 A. 397 (1898). Corporations 🔑 190

Directors, by virtue of their office, cannot as individuals represent the corporation as agents. Titus v. Cairo & F.R. Co., 37 N.J.L. 98 (1874).

When the object of a bill in the name of a corporation is to restrain acts of defendants which they could legally do only as directors, defendants must show either a legal election that would put them in possession of the offices or that they are de facto directors. Johnston v. Jones, 23 N.J. Eq. 216 (1872).

13. Collective action

The power to manage the affairs of a corporation is vested in the board of directors, and it is not conferred on the members as individuals and cannot be so exercised. In re Joseph Feld & Co., D.C.N.J.1941, 38 F.Supp. 506. Corporations 🔑 398(2)

Where for 10 years or more corporation had not functioned as ordained by law because of irreconcilable differences between equally divided shareholders and directors, and one of the directors and stockholders took over and managed the corporate business as if it were his own individual interest and responsibility, there was a flouting of the fundamental policy of the General Incorporation Act warranting intervention. Petition of Collins-Doan Co., 3 N.J. 382, 70 A.2d 159 (1949). Corporations 🔑 599

Mere fact that party was director of corporation did not of itself authorize him to act as its agent. Hudson Co-op. Loan Ass'n v. Horowytz, 116 N.J.L. 605, 186 A. 437 (1936). Corporations 🔑 398(2)

Management of corporate affairs is committed by law to directors assembled in board meeting. Knopf v. Alma Park, Inc., 107 N.J. Eq. 140, 152 A. 919 (1930). Corporations 🔑 298(1)

Power reserved to corporation grantor to modify restrictive covenants was subject to exercise only by board of directors collectively. Bahr v. Orr, 102 N.J. Eq. 566, 141 A. 752 (Ch.1928). Corporations 🔑 298(1)

Board of corporation directors can act only as body lawfully assembled. Moffatt v. Niemitz, 102 N.J. Eq. 112, 139 A. 798 (Ch.1928). Corporations 🔑 298(1)

The director of a corporation has no authority as such to act for the corporation, except in his place as a member of the board of directors. Clement v. Young-McShea Amusement Co., 70 N.J. Eq. 677, 67 A. 82, 118 Am.St.Rep. 747 (1906). Corporations 🔑 297

The director of a corporation acquires no additional authority to act for the corporation because he owns a majority of the corporate stock. Clement v. Young-McShea Amusement Co., 70 N.J. Eq. 677, 67 A. 82, 118 Am.St.Rep. 747 (1906). Corporations 🔑 297

Directors, by virtue of their office, cannot as individuals represent the corporation as agents. Titus v. Cairo & F.R. Co., 37 N.J.L. 98 (1874).

Acts required to be done by the directors of a company, as designating a time for election, must be done by them as a board when lawfully convened. Johnston v. Jones, 23 N.J. Eq. 216 (1872).

The consent of a director not sitting in a legal board is nugatory. Van Hook v. Somerville Manufacturing Co., 5 N.J. Eq. 137 (Ch.1845), reversed on other grounds 5 N.J. Eq. 633. Corporations 🔑 298(1)

An agreement of New Jersey corporation and stockholders thereof for New York corporation's management of theatres leased and operated by New Jersey corporation in such state was illegal as violating New York and New Jersey statutes requiring that corporation's business be managed by its board of directors. Long Park v. Trenton-New Brunswick Theatres Co., 1948, 297 N.Y. 174, 77 N.E.2d 633, motion denied 298 N.Y. 856, 84 N.E.2d 324. Corporations 🔑 305; Corporations 🔑 297

14. Management policy

Questions of policy of corporation's management are left solely to directors. Smith v. Banister, 127 N.J. Eq. 385, 13 A.2d 485 (1940). See, also, Elevator Supplies Co. v. Wylde, 106 N.J. Eq. 163, 150 A. 347 (1930); Shonnard v. Elevator Supplies Co., 111 N.J. Eq. 94, 161 A. 684 (1932); Ellerman v. Chicago Junction Railways & Union Stock-Yards Co., 49 N.J. Eq. 217, 23 A. 287 (1892).

Questions of management policy, expediency of contracts or action, adequacy of consideration not grossly disproportionate, and lawful appropriation of corporate funds to advance corporate interest are left solely to honest decision of directors if their powers are without limitation and free from restraint. Eliasberg v. Standard Oil Co., 23 N.J.Super. 431, 92 A.2d 862 (1953) affirmed 12 N.J. 467, 97 A.2d 437. See, also, Bresnick v. Franklin Capital Corp., 10 N.J.Super. 234, 77 A.2d 53 (1951); Solimine v. Hollander, 128 N.J. Eq. 228, 16 A.2d 203 (1940).

Individual stockholders cannot question, in judicial proceedings, corporate acts of directors if they are within powers of the corporation and, in furtherance of its purposes, are not unlawful or against good morals and are done in good faith and in the exercise of an honest judgment, and questions of policy of management, of expediency of contracts or action, of adequacy of consideration not grossly disproportionate, and of lawful appropriation of corporate funds to advance corporate interests are left solely to the honest decision of the directors if their powers are without limitation and are free from restraint. Daloisio v. Peninsula Land Co., 43 N.J.Super. 79, 127 A.2d 885 (A.D.1956).

Corporations ⚿ 310(1); Corporations ⚿ 312(1); Corporations ⚿ 316(1)

Questions of business policy of corporation ordinarily devolve upon its directors, and, where such policies are not in furtherance of a purpose which is unlawful or against good morals or are not adopted in bad faith and in exercise of dishonest judgment to detriment of any stockholder, court of chancery will not interfere. Riddle v. Mary A. Riddle Co., 142 N.J. Eq. 147, 59 A.2d 599 (Ch.1948). Corporations ⚿ 297; Corporations ⚿ 393

Directors of corporation are free to change corporation's policies, providing directors keep within corporation's charter powers and do not change essential character of business upon which stockholders have embarked their investments. Solimine v. Hollander, 128 N.J. Eq. 228, 16 A.2d 203 (Ch.1940). Corporations ⚿ 310(1)

15. Business judgment rule

The "business judgment rule" instructs that a decision made by a board of directors pertaining to the manner in which corporate affairs are to be conducted should not be tampered with by the judiciary so long as the decision is one within the power delegated to the directors and there is no showing of bad faith. Exadaktilos v. Cinnaminson Realty Co., Inc., 167 N.J.Super. 141, 400 A.2d 554 (L.1979), affirmed 173 N.J.Super. 559, 414 A.2d 994, certification denied 85 N.J. 112, 425 A.2d 273. Corporations ⚿ 310(1)

16. Financial affairs, in general

Action of New Jersey corporation in issuing additional stock which was purchased by friendly third party was permissible, based on business judgment of directors of New Jersey corporation that acquisition of it by Delaware corporation which sought takeover would not be in best interests of New Jersey corporation. Treadway Companies, Inc. v. Care Corp., C.A.2 (N.Y.)1980, 638 F.2d 357. Corporations ⚿ 66

Domestic corporation directors are authorized to apply corporation's funds to payments of its debts, agree with its creditors on extension of debts and funding of interest in arrears, and issue evidence of indebtedness. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚿ 310(1)

A domestic corporation's directors have power to issue new debentures at six per cent discount thereby bringing interest rate to more than six per cent pursuant to plan for refunding of corporation's indebtedness. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚿

310(1)

While corporation directors have power to agree upon terms of payment of company's debt and arrange for security, they should seek stockholders' approval of plan to exercise power in such manner as to change substantially corporation's capital structure and control in important respects their successors' and stockholders' discretion for a long period. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚷ 310(1)

A director is chargeable with knowledge of the financial condition of the corporation. Matthews v. Pope, 95 N.J. Eq. 76, 121 A. 746 (Ch.1923), affirmed 95 N.J. Eq. 695, 123 A. 358. Corporations ⚷ 542(3)

17. Employment of personnel

Directors have the discretionary power to employ, fix compensation and generally to use legitimate ends and means to retain employees or induce them to continue in the corporation's service, and in such matters the honest exercise of business judgment is controlling. Eliasberg v. Standard Oil Co., 23 N.J.Super. 431, 92 A.2d 862 (Ch.1952), affirmed 12 N.J. 467, 97 A.2d 437.

A minority stockholder who was vice president and manager of corporation had no vested right to employment by corporation, and he was subject to discharge at any time by the corporate officers. Casson v. Bosman, 137 N.J. Eq. 532, 45 A.2d 807 (1946). Corporations ⚷ 294

Evidence established that discharge of minority stockholder as vice president and manager of corporation was not part of a conspiracy to injure his interest as a stockholder, where at the time he was discharged he received a dividend then declared on his and other stockholders' shares. Casson v. Bosman, 137 N.J. Eq. 532, 45 A.2d 807 (1946). Corporations ⚷ 294

Where testator bequeathed stock in a family corporation to testator's sons, testator's direction in will that sons employ testator's brother in the business was unenforceable. D'Arcangelo v. D'Arcangelo, 137 N.J. Eq. 63, 43 A.2d 169 (Ch.1945). Wills ⚷ 641

A contract by owners of a majority of corporate stock to employ a person would not bind the corporation. D'Arcangelo v. D'Arcangelo, 137 N.J. Eq. 63, 43 A.2d 169 (Ch.1945). Corporations ⚷ 398(3)

18. Access to books and records

Showing of hostile intent will not affect director's right of inspection of books of corporation. Pilat v. Broach Systems, Inc., 108 N.J.Super. 88, 260 A.2d 13 (L.1969). Corporations ⚷ 311

Director has absolute, unqualified right to inspect corporate books and records of account, irrespective of motive. Pilat v. Broach Systems, Inc., 108 N.J.Super. 88, 260 A.2d 13 (L.1969). Corporations ⚷ 311

A director of a corporation is entitled to access to all its books. Lawton v. Bedell, 71 A. 490 (Ch.1908). Corporations ⚷ 181(3); Corporations ⚷ 311

19. Contracts in general

Corporations having common directors, contracts between, see Notes of Decisions under § 14A:6-8.

Interest of directors in corporate contracts and transactions, see Notes of Decisions under § 14A:6-8.

Stockholders' resolution, purportedly ratifying all acts and proceedings of officers and directors, did not effect ratification of contract not disclosed at stockholders' meeting or otherwise made known to stockholders. Iback v. Elevator Supplies Co., 118 N.J. Eq. 90, 177 A. 458 (Ch.1935). Corporations ⚷ 426(12)

Agreement between two owners of capital stock, intrusting management of corporations to one of them, and providing that he should do nothing to "jeopardize" interests of other stockholders, contemplated maintenance of corporate organizations and was not illegal. Reade v. Broadway Theatre Co. of Long Branch, 99 N.J. Eq. 282, 132 A. 477 (Ch.1926). Corporations ⚷ 401

Plaintiff was employed by a stockholder and director of a company at $100 per month, but found his name on the pay roll entered at $75 per month. For two years he received the wages at the latter rate under protest, on being advised by the director who employed him, who promised that the balance should be paid at the end of the work, when he brought suit for its recovery. The evidence showed that such director was general manager of the company and was permitted to employ necessary help and to fix the wages, but if there was a question as to the wages, the executive committee, of which the director was one, must approve; but this limitation was not known to plaintiff. It was held that the director's authority as general agent carried with it the power to hire and pay or fix a price. Kelly v. Jersey City Water Supply Co., 74 N.J.L. 734, 67 A. 108 (1907). Corporations ⚷ 407(5)

An offer to prove that a resolution of a board of directors of a corporation providing for the employment of a sales agent was passed by a dummy board having no real interest in the corporation, that the president only had the power to employ, and that he immediately notified the agent employed that he was not employed by the company, is not an offer to prove that the employment of the agent was a fraud on the stockholders because the directors had no authority to employ an agent, since, in the absence of restrictions in the charter or by-laws of the corporation, the general management thereof was in the hands of the board of directors. Collier v. Consolidated Ry., Lighting & Refrigerating Co., 70 N.J.L. 313, 57 A. 417 (1904). Corporations ⚿ 297

Directors of a corporation clothed with full authority to carry on its business may make any contract necessary or proper to accomplish the purposes of its creation. Park v. Grant Locomotive Works, 40 N.J. Eq. 114, 3 A. 162 (Ch.1885), affirmed 45 N.J. Eq. 244, 19 A. 621. Corporations ⚿ 406(1)

20. Negotiable instruments

The act of de facto directors in authorizing the execution of a note by the corporation for a valuable consideration moving to it was binding, notwithstanding they were neither duly qualified nor legally elected. Savage v. Ball, 17 N.J. Eq. 142 (Ch.1864). Corporations ⚿ 289

21. Mortgages--In general

Where a director and the principal stockholder of a corporation, on negotiating a sale of all of his stock to another party, accepted from the corporation a mortgage for the principal part of the sale price, and had conveyed to him remaining unissued shares in payment of the balance, held, in the absence of any showing of fraud, enforcement of the mortgage against the corporation which was solvent was not precluded because given to a director and officer, nor was he precluded from recovering the full price of the stock on the theory that the price he had paid to the corporation for it was substantially less. Heidler v. Werner & Co., 95 N.J. Eq. 374, 124 A. 49 (Ch.1924), affirmed 97 N.J. Eq. 505, 128 A. 237. Corporations ⚿ 316(1)

Where stockholders of a corporation, at a meeting legally called, voted to ratify the acts of its officers and directors in executing and delivering a mortgage to secure bonds, such ratification was equivalent to an original authorization, and precluded a minority stockholder from restraining the execution of the project. McAlpin v. Universal Tobacco Co., 57 A. 802 (Ch.1904). Corporations ⚿ 426(1)

A corporation gave a bond and mortgage to secure the payment of a debt to complainant. Subsequently the directors, at a meeting which was alleged to be informal and unlawful, gave, as a substitute for the first, a second mortgage, which included additional indebtedness, increasing the amount. It was held that the further action by the board of directors causing the original mortgage to be canceled in order that the company might be able to secure a certificate that there was no mortgage on the property except the last one so given to complainant amounted to a ratification and sanction of the second mortgage given by a former board. Hoyt v. Bridgewater Copper Mining Co., 6 N.J. Eq. 253 (Ch.1847), affirmed 6 N.J. Eq. 625.

Where the board of directors appointed "a finance committee," with "a general authority in collecting and providing ways and means, and negotiating financial operations, and the power of discounting," the finance committee had no power to mortgage the real estate. Leggett v. New Jersey Mfg. & Banking Co., 1 N.J. Eq. 541, 23 Am.Dec. 728 (1832).

22. ---- Authorization of mortgages by directors

Corporation was estopped to set up defense of no resolution of directors authorizing execution of mortgages where all stockholders knew of it but made no objection and corporation received proceeds. Trifeld v. Winchester Development Co., 105 N.J. Eq. 50, 146 A. 873 (Ch.1928). Corporations ⚷ 477(8)

Where purchase-money mortgage by corporation composed of four stockholders, although not authorized by resolution of directors or signed by one authorized to act as president, was signed by one recognized as president and attested by the secretary, with the knowledge of all the stockholders, and the corporation continued in possession for 17 months without questioning the validity of the mortgage, it was estopped from asserting that the mortgage was improperly executed. Scala Realty Co. v. Bayonne Ice Co., 96 N.J. Eq. 152, 125 A. 493 (Ch.1924). Corporations ⚷ 477(8)

Mortgage of real estate executed by corporation to bona fide holder was not invalid because authorized by board of only two directors. Felin v. Arrow Motor Mach. Co., 96 N.J. Eq. 44, 124 A. 448 (Ch.1924). Corporations ⚷ 477(2)

A corporation cannot attack the execution of a mortgage because of the absence of proof of a formal authorizing resolution of the directors where it had received and used the entire consideration paid to it on the faith of the mortgage. Earle v. National Metallurgic Co., 77 N.J. Eq. 17, 76 A. 555 (Ch.1910). Corporations ⚷ 477(8)

A mortgage by a corporation, duly executed by the proper officer and attested by its seal, and for which valuable consideration passed, would not be held invalid for want of proof of a resolution of the directors authorizing the making of the same. Reed v. Helois Carbide Specialty Co., 64 N.J. Eq. 231, 53 A. 1057 (Ch.1903). Corporations ⚷ 477(2)

A mortgage by a corporation was not affected by the fact that the directors who ordered it executed were irregularly appointed, their right to hold their offices having been recognized by the stockholders. Savage v. Miller, 56 N.J. Eq. 432, 36 A. 578 (Ch.1897), reversed on other grounds 56 N.J. Eq. 432, 39 A. 665. Corporations ⚿ 290

One taking a mortgage from a corporation is not bound to know that proper notice of a meeting authorizing the mortgage was given to all of the directors. Kuser v. Wright, 52 N.J. Eq. 825, 31 A. 397 (1895). Corporations ⚿ 429

A mortgage executed by a corporation pursuant to a resolution of the board of directors, passed at a meeting at which four members were present, was void where five directors were required to constitute a quorum. Holcomb's Ex'rs v. New Hope Delaware Bridge Co., 9 N.J. Eq. 457 (Ch.1853). Corporations ⚿ 298(5)

Where the charter provides that the property and business of the corporation shall be managed by five directors, a majority of whom is given authority to appoint such officers and agents as they think proper, two directors cannot authorize the mortgaging of lands of the corporation, at a meeting attended by three. Van Hook v. Somerville Manufacturing Co., 5 N.J. Eq. 137 (Ch.1845), reversed on other grounds 5 N.J. Eq. 633. Corporations ⚿ 298(5)

23. Sales

Where corporation owned all the stock of mortgage company, and the directors of the two corporations were identical, and also owned 63 per cent of common stock of trust company, and two of the directors of the latter company were directors of the two other corporations, and there was no proof that the directors endeavored to obtain any offer for the assets and property of the mortgage company other than the single offer by the trust company, and it affirmatively appeared that another person had offered $50,000 in excess of the consideration to be paid by the trust company, the consideration offered by the trust company was clearly inadequate and unfair, and transaction would not be permitted. Bresnick v. Franklin Capital Corp., 6 N.J.Super. 579, 70 A.2d 524 (Ch.1949), set aside 10 N.J.Super. 234, 77 A.2d 53, certification granted 6 N.J. 398, 79 A.2d 108, affirmed 7 N.J. 184, 81 A.2d 6. Corporations ⚿ 401

The board of directors of defendant, a corporation organized for the purpose, inter alia, of buying and selling stocks, formally authorized a committee to accept any offers for certain stock which they deemed best for the company, and to make such arrangements with reference thereto as they might be advised were necessary for the delivery of the stock and payment therefor; all such agreements to be subject to ratification by the stockholders. The committee gave complainant a written option to purchase, which said nothing about ratification by the stockholders. It was held that the sale must be ratified by the stockholders before becoming binding on the company, since the directors had seen fit to make that a condition of the sale, though they need not have done so. Kelsey v. New England St. Ry. Co., 60 N.J. Eq. 230, 46 A. 1059 (Ch.1900), affirmed 62 N.J. Eq. 742, 48 A. 1001. Corporations ⚷ 426(1)

Defendant's board of directors appointed a committee to sell certain stock, and to make arrangements for delivery and payment therefor, subject to the ratification of the stockholders. The committee gave complainant a written option, which stated they were acting on behalf of, and by the written consent of, the board of directors, but made no mention of the necessity for ratification by the stockholders. It was held that the agency of the committee was special, and complainant was chargeable with notice of its extent, since his option expressly stated that they were acting under written authority. Kelsey v. New England St. Ry. Co., 60 N.J. Eq. 230, 46 A. 1059 (Ch.1900), affirmed 62 N.J. Eq. 742, 48 A. 1001. Corporations ⚷ 429

A bill by a stockholder to contest the validity of an agreement made by the directors of his company for the sale of the corporate lands to defendant, which merely charges that the directors "have no power or authority to accept the stock of said company in payment or part payment of the price of the lands of said company sold by them," is demurrable for failing to show the incidents and conditions of fact under which the agreement was entered into. Thompson v. Moxey, 47 N.J. Eq. 538, 20 A. 854 (Ch.1890). Corporations ⚷ 211(6)

24. Actions

Where the directors of a corporation are themselves the wrongdoers, or the partisans of the wrongdoer, they are incapacitated from acting as the representatives of the corporation in any litigation which may be instituted for the correction of the wrong which it is alleged they have committed or approve. Bohmrich v. Knoop, 50 N.J. Eq. 485, 27 A. 636 (1893). See, also, Knoop v. Bohmrich, 49 N.J. Eq. 82, 23 A. 118 (1892).

A majority of a board of directors who have been legally elected and are in fact in possession of their offices, and in whose place no directors have been legally elected, have the right to use the corporate name in a suit. Johnston v. Jones, 23 N.J. Eq. 216 (Ch.1872). Corporations ⚷ 289

25. Presumptions and burden of proof

Under business judgment rule, corporate directors are presumed to have acted properly and in good faith and are called to account for their actions only when they are shown to have engaged in self-dealing or fraud, or to have acted in bad faith; once a plaintiff demonstrates that director has interest in transaction at issue, burden shifts to director to prove that transaction was fair and reasonable to corporation and only if director carries this burden will transaction be upheld; however, initial burden of proving director's interest or bad faith always rests with plaintiff. Treadway Companies, Inc. v. Care Corp., C.A.2 (N.Y.)1980, 638 F.2d 357. Corporations 🔑 310(1); Corporations 🔑 320(11)

The condition of various scorched earth tactics on a change in control of corporation which was target of hostile tender offer properly raised strong inference that the board of directors acted only to entrench itself and was sufficiently strong to shift burden to directors under New Jersey business judgment rule to show that board acted to protect shareholders as a whole. Minstar Acquiring Corp. v. AMF Inc., 1985, 621 F.Supp. 1252. Corporations 🔑 310(1)

26. Judicial control of directors' acts--In general

So long as the directors of a corporation keep within the scope of their powers and act in good faith and with honest motives, their acts are not subject to judicial control or revision. Edison v. Edison United Phonograph Co., 52 N.J. Eq. 620, 29 A. 195 (1894). See, also, Storrs v. James Butler Grocery Co., 96 N.J. Eq. 359, 124 A. 504 (1924); General Inv. Co. v. American Hide & Leather Co., 97 N.J. Eq. 214, 127 A. 529 (1925) affirmed 98 N.J. Eq. 326, 129 A. 244; Hamilton v. United Laundries Corporation, 111 N.J. Eq. 78, 161 A. 347 (1932).

Court cannot substitute its judgment for judgment of directors acting within law on questions of corporate policy and management. Auburn Button Works v. Perryman Electric Co., 107 N.J. Eq. 554, 154 A. 1 (1931). See, also, Madsen v. Burns Bros., 108 N.J. Eq. 275, 155 A. 28 (1931); Benedict v. Columbus Construction Co., 49 N.J. Eq. 23, 23 A. 485 (1892).

Relief can be granted against illegal or unconscionable acts of a corporate director, notwithstanding the acquiescence, ratification, or laches of some of the stockholders, if there remains but a single stockholder who is not subject to such defenses. Daloisio v. Peninsula Land Co., 43 N.J.Super. 79, 127 A.2d 885 (A.D.1956). Corporations 🔑 316(4); Corporations 🔑 316(5); Corporations 🔑 320(3)

Where directors of corporation have acted in bad faith and have failed to exercise an honest judgment, the court will interfere. Daloisio v. Peninsula Land Co., 43 N.J.Super. 79, 127 A.2d 885 (A.D.1956). Corporations 🔑 393

Judicial intervention in affairs of a private corporation is justifiable only where complaining party has suffered invasion of civil rights of person or property. Joseph v. Passaic Hospital Ass'n, 35 N.J.Super. 450, 114 A.2d 317 (Ch.1955), reversed 38 N.J.Super. 284, 118 A.2d 696, certification denied 20 N.J. 535, 120 A.2d 661. Corporations ⚷ 393

Ordinarily, if directors have power to act, court will not interfere with or review exercise of judgment unless fraud, self-dealing or unconscionable conduct is shown. Penn-Texas Corp. v. Niles-Bement-Pond Co., 34 N.J.Super. 373, 112 A.2d 302 (Ch.1955). Corporations ⚷ 393

In stockholder's action on behalf of and for benefit of defendant corporation, the Superior Court would not interfere with those actions of corporate directors which allegedly constituted misconduct, but came within powers of the corporation, and were in furtherance of its objects in view of fact that the directors were not shown to have acted in bad faith or to have failed to exercise honest judgment. Welchman v. Koschwitz, 21 N.J.Super. 304, 91 A.2d 169 (Ch.1952). Corporations ⚷ 393

Where dissension among shareholders of a corporation is such as to work a paralysis of corporate function, the sovereign power granting franchise to such corporation has an interest that will sustain its intervention for the dissolution and liquidation of the corporation, and it may intervene, too, for the protection of shareholders. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J.Super. 401, 74 A.2d 914 (Ch.1950). Corporations ⚷ 592; Corporations ⚷ 606

Questions of the business and economic policy of a corporation are to be determined by the directors, and the court intervenes in the corporate internal affairs with reluctance. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J.Super. 401, 74 A.2d 914 (Ch.1950). Corporations ⚷ 297; Corporations ⚷ 393

The business of a corporation is normally entrusted to board of directors, and, if directors exercise their judgment honestly and sincerely, in absence of a purpose which is unlawful or against good morals, courts will not substitute their judgment for that of the board. Mimnaugh v. Atlantic City Elec. Co., 7 N.J.Super. 310, 70 A.2d 904 (Ch.1950). Corporations ⚷ 297; Corporations ⚷ 393

The court will not prevent two corporations having free relations, a third corporation holding the majority of the stock of each of them, from contracting with one another until it appears that the proposed contract is inequitable. Bresnick v. Franklin Capital Corp., 6 N.J.Super. 579, 70 A.2d 524 (Ch.1949), set aside 10 N.J.Super. 234, 77 A.2d 53, certification granted 6 N.J. 398, 79 A.2d 108, affirmed 7 N.J. 184, 81 A.2d 6. Corporations ⚷ 447

A court will not intrude into the internal affairs of a corporation and substitute its own business judgment for that of duly constituted business managers of the corporation. Warren v. 536 Broad

St. Corp., 4 N.J.Super. 584, 68 A.2d 175 (Ch.1949), affirmed 6 N.J.Super. 170, 70 A.2d 782. Corporations ⚷ 393

Where due to an impasse among directors or stockholders the only asset of a corporation stands idle and untenanted for years, producing no income and being continuously subjected to depreciation and a mounting burden of taxes and other carrying charges, equity may intervene to prevent devastating loss to investors. Warren v. 536 Broad St. Corp., 4 N.J.Super. 584, 68 A.2d 175 (Ch.1949), affirmed 6 N.J.Super. 170, 70 A.2d 782. Corporations ⚷ 393

Doubt of validity of domestic corporation's minority stockholders' asserted cause of action to enjoin consummation of directors' plan for refunding most of corporation's debenture indebtedness by issue of new debentures and payment of cash or cash and common stock for old debentures was not adequate reason for refusing interlocutory injunction, since plan would immediately be put into effect and new securities issued to many persons and sold to innocent holders if injunction were denied, and decree for complainants after final hearing would be futile. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚷ 320(13)

Corporation directors' acts done in good faith and in exercise of good judgment will not be reviewed or set aside by court on ground that they are impolitic or inexpedient. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚷ 393

Generally, Court of Chancery will not interfere with internal affairs of a corporation because of dissension unless there is no legally constituted governing body or dissensions are such as to make it impossible to carry on its affairs, and mere disagreement among members of board of directors is insufficient. Appleton v. Worne Plastics Corp., 140 N.J. Eq. 324, 54 A.2d 612 (Ch.1947). Corporations ⚷ 393

The dissension among members of board of directors, which moves Court of Chancery to act, is not merely a disagreement as to policy or business judgment in which a majority force an honest judgment upon a minority, but there must be present a fraudulent motive on part of majority of board of directors or lack of properly constituted board with result that there arises an urgency for protection of property or business interests of the corporation. Appleton v. Worne Plastics Corp., 140 N.J. Eq. 324, 54 A.2d 612 (Ch.1947). Corporations ⚷ 393

Generally, so long as directors of a corporation exercise their judgment on questions of policy or management honestly and sincerely, court is without authority to substitute its judgment as to the advisability of proposed course of action after such judgment of board of directors. Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 54 A.2d 607 (Ch.1947). Corporations ⚷ 393

27. ---- Particular acts, judicial control

See, also, other notes under this section relating to particular acts of directors.

Whether business should be operated at loss during depression or closed down is purely business and economical problem for determination by directors and not by court. Madsen v. Burns Bros., 108 N.J. Eq. 275, 155 A. 28 (1931). See, also, Kelly v. Kelly-Springfield Tire Co., 106 N.J. Eq. 545, 152 A. 166 (1930); Farmers' Loan & Trust Co. v. Hewitt, 94 N.J. Eq. 65, 118 A. 267 (1922) affirmed 94 N.J. Eq. 187, 118 A. 926.

Minority stockholders were not entitled to order restraining prospective dissolution of foreign corporation where no statutory action had been initiated at time of application for restraining order and only a meeting of stockholders had been called to consider future of corporation. Appleton v. Worne Plastics Corp., 140 N.J. Eq. 324, 54 A.2d 612 (Ch.1947). Injunction 🔑 11

Bill seeking injunction or receivership against directors paying excessive prices and borrowing money disclosed merely matters entrusted to directors. Dvorin v. Greenberg, 106 N.J. Eq. 495, 151 A. 95 (Ch.1930). Corporations 🔑 320(7)

Whether a corporation, owning assets of large value and having readily salable securities in the treasury, but in need of funds, shall obtain them by issuing bonds or by selling such securities and thus stripping the treasury of quick assets is a matter to be decided exclusively by the board of directors, and equity cannot review its decision. Farmers' Loan & Trust Co. v. Hewitt, 94 N.J. Eq. 65, 118 A. 267 (Ch.1922), affirmed 94 N.J. Eq. 187, 118 A. 926. Corporations 🔑 393

28. Stockholders' rights, in general

Plaintiff shareholder's resolution proposing, inter alia, that defendant corporation intensify its efforts to encourage the development of petroleum reserves beneath world's continental shelves and that the corporation encourage creation of a stable international regime having jurisdiction over the mineral resources of underseas areas beyond the limits of national jurisdiction was not a proper subject for action by security holders and thus could legally be omitted by the corporation from proxy statement it planned to mail in connection with its annual meeting. Brooks v. Standard Oil Co., 1969, 308 F.Supp. 810. Corporations 🔑 198(3); Securities Regulation 🔑 49.17

Unless legal authority to do so is reserved to it, corporation cannot, without consent of all of its stockholders, sell or even lease its assets and business as whole and invest stockholders' capital in other enterprises. Bresnick v. Franklin Capital Corp., 10 N.J.Super. 234, 77 A.2d 53 (A.D.1950), certification granted 6 N.J. 398, 79 A.2d 108, affirmed 7 N.J. 184, 81 A.2d 6. Corporations ⚷ 377(2); Corporations ⚷ 439; Property ⚷ 11

The business of a corporation is operated by and under the direction and authority of its board of directors, and ownership by trustee in its representative capacity of controlling interest of outstanding stock of corporation did not confer power on trustee to bind corporation. Blauvelt v. Citizens Trust Co., 3 N.J. 545, 71 A.2d 184 (1950). Corporations ⚷ 398(2)

Where corporation owned all stock of mortgage company, and directors were identical, and also owned 63 per cent of common stock of trust company, two directors of which were directors of the other two corporations, the stockholders of the parent corporation had sufficient interest to attack transactions entered into between the parent corporation and its subsidiaries, since stockholders of the parent corporation were the de facto proprietors of the assets and franchises of the subsidiaries. Bresnick v. Franklin Capital Corp., 6 N.J.Super. 579, 70 A.2d 524 (Ch.1949), set aside 10 N.J.Super. 234, 77 A.2d 53, certification granted 6 N.J. 398, 79 A.2d 108, affirmed 7 N.J. 184, 81 A.2d 6. Corporations ⚷ 401

Minority common stockholders of domestic holding corporation holding entire common stock of Cuban corporation which held all common stock of another such corporation owning two Cuban railroad companies' common stock were not entitled to injunction against consummation of directors' plan to refund most of domestic corporation's debt or principal of an interest on debentures thereof on ground that such corporation should borrow enough from railroad companies to pay debentures in full. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚷ 320(13)

Minority common stockholders of domestic holding corporation owning entire common stock of Cuban sugar corporation holding all common stock of Cuban railroads' holding corporation which owned Cuban railroad companies' common stock were not entitled to injunction against consummation of directors' plan for refunding most of domestic corporation's debt. Hodge v. Cuba Co., 142 N.J. Eq. 340, 60 A.2d 88 (Ch.1948). Corporations ⚷ 320(13)

Individual stockholders of a corporation cannot question in a Court of Chancery the business judgment of a regularly elected board of directors, where such judgment is honestly exercised. Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 54 A.2d 607 (Ch.1947). Corporations ⚷ 393

Whether court will permit a stockholder to maintain a derivative suit on behalf of his corporation is a matter of discretion and court will exercise such discretion having in view the circumstances of the parties, their relationships to each other and to the cause of action and the refusal of corporation to sue. Slutzker v. Rieber, 132 N.J. Eq. 412, 28 A.2d 528 (Ch.1942). Corporations ⚷ 320(6)

In determining right of stockholders to seek relief by way of derivative suit against officers and directors of corporation, motives and knowledge of underwriter selling stock of corporation were immaterial as to stockholders who were such prior to underwriter's sale. Hollander v. Breeze Corp., 131 N.J. Eq. 585, 26 A.2d 507 (Ch.1941), affirmed 131 N.J. Eq. 613, 26 A.2d 522. Corporations ⚷ 320(4)

In seeking to enforce their rights against officers and directors of corporation, stockholders who purchased stock from underwriter were not chargeable with notice of any facts or information concerning the management or affairs of the corporation merely because such facts or information became known to or were available to the underwriter. Hollander v. Breeze Corp., 131 N.J. Eq. 585, 26 A.2d 507 (Ch.1941), affirmed 131 N.J. Eq. 613, 26 A.2d 522. Corporations ⚷ 320(4)

Where neither shareholders of corporation nor its board of directors were chargeable with, or guilty of, mala fides, abuse of power, or fraud in refusing to foreclose mortgage because of defaults, one who was a stockholder of corporation and executor of estate of deceased stockholder could not foreclose mortgage. Smith v. Banister, 127 N.J. Eq. 385, 13 A.2d 485 (Ch.1940). Corporations ⚷ 202

Stockholder seeking to hold person liable as director had burden to prove that person charged was actually a director. Du Bois v. Century Cement Products Co., 119 N.J. Eq. 472, 183 A. 188 (1936). Corporations ⚷ 320(11)

Individual stockholders cannot question, in judicial proceedings, directors' corporate acts, if within lawful corporate powers and done in good faith. Madsen v. Burns Bros., 108 N.J. Eq. 275, 155 A. 28 (Ch.1931). Corporations ⚷ 189(2)

Individual stockholders cannot, in judicial proceedings, question the corporate acts of directors, within the powers of the corporation, and in furtherance of its purposes, unless they are unlawful or against good morals, or are in bad faith, and not in the exercise of an honest judgment, since questions of policy of management, etc., are left solely to the directors' honest decision. Merriman v. National Zinc Corporation, 82 N.J. Eq. 493, 89 A. 764 (Ch.1914). Corporations ⚷ 310(1)

Individual stockholders cannot question, in judicial proceedings, the corporate acts of directors, if the same are within the powers of the corporation and in furtherance of its purposes, are not unlawful or against good morals, and are done in good faith, and in the exercise of an honest judgment; questions of policy of management, of expediency of contracts or action, of adequacy of consideration not grossly disproportionate, of lawful appropriation of corporate funds to advance corporate interests, being left solely to the honest decision of the directors, if their powers are without limitation, and free from restraint. Ellerman v. Chicago Junction Railways & Union Stock-Yards Co., 49 N.J. Eq. 217, 23 A. 287 (Ch.1891). Corporations 🔑 189(2)

29. Ratification and waiver

Ratification by stockholders of voidable acts of directors is effective for all purposes unless action of directors constitutes a gift of corporate assets to directors or is ultra vires, illegal, or fraudulent. Eliasberg v. Standard Oil Co., 23 N.J.Super. 431, 92 A.2d 862 (Ch.1952), affirmed 12 N.J. 467, 97 A.2d 437. Corporations 🔑 316(4)

Unauthorized acts of officers and directors of corporation which are ultra vires, illegal or fraudulent are not subject to ratification by majority of the stockholders. Slutzker v. Rieber, 132 N.J. Eq. 406, 28 A.2d 525 (Ch.1942). Corporations 🔑 386

Corporation may adopt act of director benefiting corporation. Camp Namaschaug v. Kennedy, 7 N.J. Misc. 1060, 147 A. 723 (1929). Corporations 🔑 426(2)

From equivocal circumstances, positive affirmance by stockholders of unauthorized acts of directors will not be inferred, and prompt disaffirmance is unnecessary, and mere delay in bringing suit without prejudice to defendants does not raise an estoppel, nor deprive stockholders of their remedies. Gerhard v. Welsh, 80 N.J. Eq. 203, 82 A. 871 (1912). Corporations 🔑 425(4)

The aid of a board of directors as a means of corporate action cannot be dispensed with by waiver on the part of the stockholders or otherwise. Audenried v. East Coast Milling Co., 68 N.J. Eq. 450, 59 A. 577 (Ch.1904).

30. Notice to directors as notice to corporation

Directors of a corporation are chargeable with knowledge of corporate transactions. Cole v. Brandle, 127 N.J. Eq. 31, 11 A.2d 255 (1940). Corporations 🔑 310(1)

A corporation is not chargeable with information casually obtained by a director when he is not officially engaged for the corporation. Thomson v. Central Passenger Ry. Co., 83 N.J.L. 777, 85 A. 201 (1912). Corporations 🔑 428(9)

Casual information to directors of a contract entered into by the president of the corporation without authority was insufficient to charge the corporation with such knowledge as to impute a ratification of the contract. Thomson v. Central Passenger Ry. Co., 83 N.J.L. 777, 85 A. 201 (1912). Corporations ⚷ 428(9)

A corporation discounting a note for one of its directors is not chargeable with notice of equitable defenses which the maker has to the note, and which were known to the director, where the director did not act with the board of directors in making the discount, and did not acquire his knowledge while acting for the corporation. First Nat. Bank v. Christopher, 40 N.J.L. 435, 29 Am.Rep. 262 (1878).

31. Mismanagement--In general

Liability cannot be imposed upon director of corporation for acts committed and completed by codirectors prior to the time that director assumed office. Solimine v. Hollander, 128 N.J. Eq. 228, 16 A.2d 203 (Ch.1940). Corporations ⚷ 310(1)

WL,AN¢pP.L.1896, p. 281, § 12, incorporated in this section, does not make failure of directors to perform duties of management a matter which concerns only stockholders, or, as respects insurance companies, policyholders. McCarter v. Firemen's Ins. Co., 74 N.J. Eq. 372, 73 A. 80, 135 Am.St.Rep. 708, 18 Am.Ann.Cas. 1048 (1909).

The fact that, after the directors of a corporation have practically wrecked the corporation through their gross negligence, a stockholder becomes a director, and attempts to retrieve the loss, does not constitute a waiver of their liability to him for such misconduct. Landis v. Sea Isle City Hotel Co., 31 A. 755 (Ch.1895). Corporations ⚷ 344

Acquiescence by the directors of a corporation in a fraud perpetrated on it by another director will not relieve the latter from liability to the company. Williams v. Riley, 34 N.J. Eq. 398 (Ch.1881). Corporations ⚷ 317(6)

32. ---- Particular acts of mismanagement

Director of corporation was responsible, just as were his codirectors, for managing the business and affairs of the corporation, and even as inactive director, and manifestly as active officer (secretary-treasurer), director was considered part of management of the corporation, and as such, director and his codirectors were personally liable to employee, jointly and severally, for payment of commissions earned by employee. Mulford v. Computer Leasing, Inc., 334 N.J.Super. 385, 759

A.2d 887 (L.1999). Corporations ⚷ 310(1); Corporations ⚷ 343

Corporation, along with its directors, was liable to employee, jointly and severally, for failing to pay employee commissions which were due him, and directors' liability was secondary to that of corporation, so that directors' personal liability would only come into play to the extent that corporation did not pay its judgment. Mulford v. Computer Leasing, Inc., 334 N.J.Super. 385, 759 A.2d 887 (L.1999). Corporations ⚷ 343; Labor And Employment ⚷ 224

Individual corporate officers and directors who ratified and acquiesced in corporate use of trust funds contributed by limited partnership for specific purpose of purchasing shopping center were guilty of conversion and liable to partners for losses sustained. McGlynn v. Schultz, 90 N.J.Super. 505, 218 A.2d 408 (Ch.1966), affirmed 95 N.J.Super. 412, 231 A.2d 386, certification denied 50 N.J. 409, 235 A.2d 901. Corporations ⚷ 306

Directors of corporation should not be held liable for the way in which expenses of retirement and group-insurance fund were handled on the books of the company where the company had sustained no loss and neither the directors nor employees holding stock involved in such fund had secured any gain. Bookman v. R.J. Reynolds Tobacco Co., 138 N.J. Eq. 312, 48 A.2d 646 (Ch.1946). Corporations ⚷ 320(1)

In stockholders' derivative suit, directors of corporation were liable to corporation for corporate funds withdrawn by the corporation's president without itemization or supporting vouchers, in absence of convincing proof of propriety of such withdrawals. Hollander v. Breeze Corp., 131 N.J. Eq. 585, 26 A.2d 507 (Ch.1941), affirmed 131 N.J. Eq. 613, 26 A.2d 522. Corporations ⚷ 320(11)

Where charter of corporation authorized purchase of its own stock on the open market, directors were free to use an honest judgment as to when they would or would not use its cash on hand in purchase of stock in their own corporation, and fact that directors permitted another corporation to purchase stock in its corporation was no reason to conclude that directors had formed a dishonest judgment. Grubman v. American General Corporation, 130 N.J. Eq. 607, 23 A.2d 578 (1942). Corporations ⚷ 312(5)

Directors of corporation were liable for amount of unwarranted increase in president's salary. McMahon v. Burdette, 106 N.J. Eq. 79, 150 A. 12 (Ch.1930), modified 109 N.J. Eq. 84, 156 A. 420. Corporations ⚷ 306

Appropriation of corporation's funds for entire expense of office occupied by president's law firm was unwarranted, and directors must account for such appropriation. McMahon v. Burdette, 106

N.J. Eq. 79, 150 A. 12 (Ch.1930), modified 109 N.J. Eq. 84, 156 A. 420. Corporations 312(3)

Directors of corporation were personally liable for an ultra vires act in authorizing related corporation to use profits it had agreed to pay the first corporation, in the purchase of real estate. Storrs v. James Butler Grocery Co., 96 N.J. Eq. 359, 124 A. 504 (1924). Corporations 312(1)

Directors were not liable for neglect in failing to collect indebtedness due from related corporation which was wholly unable to pay it. Storrs v. James Butler Grocery Co., 96 N.J. Eq. 359, 124 A. 504 (1924). Corporations 310(3)

The directors of an hotel corporation were charged with negligence in making a sale of its property, and were sought to be made liable therefor. The evidence showed that the directors sold the property for the best obtainable price, in order to change the location of the hotel, which had become unprofitable. The number of shares of stock was 126, which had never sold for more than $1,000 a share. The property sold for $129,000 in cash, the furniture being reserved. A boom occurred in the city, and the purchasers, by a sale, made a large profit; but the directors had no reasonable belief that such boom would occur, as same was brought on by a combination of circumstances. It was held the directors were not liable. Freeman v. Sea View Hotel Co., 57 N.J. Eq. 68, 40 A. 218 (Ch.1898). Corporations 312(5)

Director, who delayed for several years in satisfying incumbrances on plant which were due and pressing for payment when the funds were furnished him, is chargeable with interest on the amount of the incumbrances, because it was his duty to satisfy them within a reasonable time after the funds came into his possession. Bailey v. Burgess, 48 N.J. Eq. 411, 22 A. 733 (Ch.1891). Corporations 340(1)

A director of a corporation, to whom another of the directors, at the instance of the corporation, furnishes money to enable him to purchase a plant for the corporation, and free it from incumbrances, is bound to account to a receiver of the corporation for his disbursement, and is liable for such sums as he expended improperly. Bailey v. Burgess, 48 N.J. Eq. 411, 22 A. 733 (Ch.1891). Corporations 312(5)

33. ---- Remedies for mismanagement

A bill in equity, in the name of a corporation, to enforce the personal liability of its directors for waste and misapplication of the corporate funds, may be sustained, although an adequate remedy exists at law. Lyon v. Citizens' Loan Ass'n of Newark, 30 N.J. Eq. 732 (1879). See, also, Lyon v. Bower, 30 N.J. Eq. 340 (1878); Citizens' Loan Ass'n of City of Newark v. Lyon, 29 N.J. Eq. 110

(1878).

Director of corporation, who did not make slightest effort to discharge any of her responsibilities as director, but who, if she had done so, would have readily discovered from reading annual financial statements wrongdoing of her sons, who controlled corporation after death of their father, corporation's principal stockholder, with respect to unlawful payments made by corporation while it was insolvent to members of principal stockholder's family and recorded on corporate books as "loans," and who could easily have taken effective steps to stop wrongdoing, was negligent in performing her duties as director, resulting in loss to customers and creditors in excess of $10 million, and trustees in bankruptcy for corporation were entitled to recover that amount against director's estate. Francis v. United Jersey Bank, 162 N.J.Super. 355, 392 A.2d 1233 (L.1978), affirmed 171 N.J.Super. 34, 407 A.2d 1253, certification granted 82 N.J. 285, 412 A.2d 791, affirmed 87 N.J. 15, 432 A.2d 814. Bankruptcy ⚷ 3066(4.1)

On application for a custodial receiver of a solvent corporation and a preliminary restraint against its officers and directors on ground of fraudulent violation of trust relationship, there must appear imposing and persuasive proof, free from doubt, that applicants are entitled to relief requested, and that irreparable injury is impending. Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 54 A.2d 607 (Ch.1947). Corporations ⚷ 557(5); Injunction ⚷ 147

In stockholders' derivative suit, where charges of dereliction against directors of corporation were substantiated, the directors were required to repay to corporation all corporate funds expended for purpose of aiding them as individual defendants in defending the suit and for employment of counsel to represent the corporate defendant against whom no affirmative relief was sought. Hollander v. Breeze Corp., 131 N.J. Eq. 585, 26 A.2d 507 (Ch.1941), affirmed 131 N.J. Eq. 613, 26 A.2d 522. Corporations ⚷ 320(12)

Corporation has action against its directors for breach of directors' duty of maintaining integrity of capital as trust fund for security of creditors as well as for benefit of corporation. Whitfield v. Kern, 122 N.J. Eq. 332, 192 A. 48 (1937). Corporations ⚷ 319(.5)

Minority stockholders may have relief if directors selected by majority stockholder endeavor to improperly manage corporation's affairs in interest of other corporations. Elevator Supplies Co. v. Wylde, 106 N.J. Eq. 163, 150 A. 347 (Ch.1930). Corporations ⚷ 320(6)

A Court of Chancery may relieve against the operation of fraudulent action of a board of directors of a corporation at the instance of a single stockholder in the absence of intervening rights of innocent third parties. Merriman v. National Zinc Corporation, 82 N.J. Eq. 493, 89 A. 764

(Ch.1914). Corporations ⚷ 320(6)

Where the directors of a corporation, by gross negligence in the management of the corporation, wreck it, the stockholders may sue the directors for damages without first suing to set aside apparently valid incumbrances created through the connivance of such directors. Landis v. Sea Isle City Hotel Co., 31 A. 755 (Ch.1895). Corporations ⚷ 320(2)

An action at law cannot be maintained against a director by an individual shareholder of a corporation, for his individual benefit, to recover damages for malfeasance or misfeasance in the performance of his duties in managing the corporate business. Ackerman v. Halsey, 37 N.J. Eq. 356 (Ch.1883). Corporations ⚷ 320(6)

On a bill against corporate officers for mismanagement, where it appears that some of defendants were in office longer than others, the respective liabilities may be adjudged in the same decree. Ackerman v. Halsey, 37 N.J. Eq. 356 (Ch.1883). Corporations ⚷ 320(14)

34. ---- Parties, proceedings arising from mismanagement

Where underwriter selling corporate stock circularized customers, outlining facts in underwriter's possession and suggesting that customers join in derivative suit against directors and officers of corporation for mismanagement, the stockholders on joining in the suit to enforce their rights became the actual and "real complainants" as against defendants' contention that the underwriter was the real complainant. Hollander v. Breeze Corp., 131 N.J. Eq. 585, 26 A.2d 507 (Ch.1941), affirmed 131 N.J. Eq. 613, 26 A.2d 522. Corporations ⚷ 320(4)

In suit against directors for mismanagement in behalf of corporation, relief cannot be granted against another director who was complainant and not defendant, no relief being prayed against him. Storrs v. James Butler Grocery Co., 96 N.J. Eq. 359, 124 A. 504 (1924). Corporations ⚷ 320(14)

An individual cannot be made a party to a suit by stockholders of a dissolved corporation against its directors, for mismanagement of its affairs, upon allegations that, before the formation of the corporation, he held certain assets which he promised to transfer to it, and that plaintiffs are ignorant whether he transferred them or not, and therefore ask a discovery. Camp v. Taylor, 19 A. 968 (Ch.1890). Corporations ⚷ 320(4)

As the creditors of the corporation have an interest in the proceeds of stockholders' suit against directors for mismanagement, in order to determine in one proceeding all the questions likely to arise, they should be made parties. Camp v. Taylor, 19 A. 968 (Ch.1890). Corporations ⚷ 320(4)

In an action against directors of a corporation for misfeasance or culpable negligence in the discharge of their official duty, the corporation, and not the stockholders, is the proper party plaintiff. Conway v. Halsey, 44 N.J.L. 462, 28 Alb.Law J. 27 (1882)

35. ---- Pleading, proceedings arising from mismanagement

Complaint alleging directors "negligently" permitted expiration of corporation's option, alleging no facts showing negligence, was insufficient as against equivalent of common-law special demurrer. Bentley v. Colgate, 9 N.J. Misc. 790, 155 A. 553 (1931). Corporations 🔑 360(1)

Rules applicable to pleading negligence in personal injury cases apply equally to complaint alleging directors negligently permitted expiration of corporation's option. Bentley v. Colgate, 9 N.J. Misc. 790, 155 A. 553 (1931). Corporations 🔑 360(1)

Bill seeking injunction or receivership, against directors allegedly paying excessive prices, borrowing money, etc., disclosed merely matters intrusted to directors. Dvorin v. Greenberg, 106 N.J. Eq. 495, 151 A. 95 (Ch.1930). Corporations 🔑 320(7)

A bill against the directors of a dissolved corporation, which alleges that they grossly mismanaged its affairs, in that they permitted one of their number to take control of its funds and other assets and appropriate them to his own use, and to the benefit of his individual creditors, is sufficiently definite and certain as to the acts of mismanagement. Camp v. Taylor, 19 A. 968 (Ch.1890). Corporations 🔑 360(4)

N. J. S. A. 14A:6-1, **NJ ST 14A:6-1**

Current through L.2004, c. 1 to 186

END OF DOCUMENT

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ExxonMobil

Notice of 2004 Annual Meeting and Proxy Statement Including Financial Statements

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR SHARES PROMPTLY

Notice of Annual Meeting

May 26, 2004

and Proxy Statement

ExxonMobil

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 26, 2004, in Dallas, Texas. The meeting will begin promptly at 9:00 a.m. At the meeting, you will hear a report on our business and have a chance to meet your directors and executives.

This booklet includes the formal notice of the meeting, the proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives personal information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by internet, toll-free telephone call, or proxy card. If you vote this year's proxy via the internet, you can elect to access future proxy statements and annual reports on our internet site. If you are a registered shareholder, you can choose to discontinue receiving more than one annual report.

To attend the meeting in person, please follow the instructions on page 2. If you are not able to attend, you may listen to a live audiocast of the meeting on the internet. Instructions for listening to this audiocast will be available at our internet site, www.exxonmobil.com, approximately one week prior to the event. A report on the meeting will be available on our internet site.

Sincerely yours,

Lee R Raymond

Lee R. Raymond
Chairman of the Board

April 14, 2004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF EXXON MOBIL CORPORATION

Time:

Doors open: 8:00 a.m., Central Daylight Time
Meeting begins: 9:00 a.m., Central Daylight Time

Date:

Wednesday, May 26, 2004

Place:

Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

Purpose:

- Elect directors
- Ratify appointment of independent auditors
- Approve the 2004 Non-Employee Director Restricted Stock Plan
- Vote on 8 shareholder proposals
- Conduct other business if properly raised

Only shareholders of record on April 5, 2004, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Guests are not permitted to speak at the meeting.

Your vote is important. Please vote your shares promptly. To vote your shares, use the internet; or call the toll-free telephone number as described in the instructions on your proxy card; or complete, sign, date, and return your proxy card.

Patrick T. Mulva
Secretary

April 14, 2004

Table of Contents — **Page**

GENERAL INFORMATION

Who May Vote

Shareholders of ExxonMobil, as recorded in our stock register on April 5, 2004, may vote at the meeting.

How to Vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

How Proxies Work

ExxonMobil's Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some, or none of our director candidates. You may also vote for or against the other proposals, or abstain from voting.

If your shares are held in your name, you can vote by proxy in one of three convenient ways:

- **Via internet:** Go to www.eproxyvote.com/xom and follow the instructions. You will need to have your proxy card in hand. At this internet site, you can elect to access future proxy statements and annual reports via the internet.

- **By telephone:** Call toll-free 1-877-779-8683 (within the continental U.S. and Canada) or 1-201-536-8073 (outside the continental U.S. and Canada), and follow the instructions. You will need to have your proxy card in hand.

- **In writing:** Complete, sign, date, and return your proxy card in the enclosed envelope.

Your proxy card covers all shares registered in your name and shares held in your Shareholder Investment Program (SIP) account. If you own shares in the ExxonMobil Savings Plan for employees and retirees, your proxy card also covers those shares.

If you give us your signed proxy but do not specify how to vote, we will vote your shares in favor of our director candidates; in favor of the ratification of the appointment of independent auditors; in favor of the 2004 Non-Employee Director Restricted Stock Plan; and against the shareholder proposals.

If you hold shares through someone else, such as a stockbroker, you will receive material from that firm asking how you want to vote. Check the voting form used by that firm to see if it offers internet or telephone voting.

Voting Shares in the ExxonMobil Savings Plan

The trustee of the ExxonMobil Savings Plan will vote Plan shares as participants direct. To the extent participants do not give instructions, the trustee will vote shares as it thinks best. The proxy card also serves to give voting instructions to the trustee.

Revoking a Proxy

You may revoke your proxy before it is voted by:

- Submitting a new proxy with a later date, including a proxy given via the internet or by telephone;
- Notifying ExxonMobil's Secretary in writing before the meeting; or
- Voting in person at the meeting.

Confidential Voting

Independent inspectors count the votes. Your individual vote is kept confidential from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Treasury shares, which are shares owned by ExxonMobil itself, are not voted and do not count for this purpose.

Votes Needed

The director candidates who receive the most votes will be elected to fill the available seats on the Board. Approval of the other proposals requires the favorable vote of a majority of the votes cast. Only votes for or against a proposal count. Abstentions and broker non-votes count for quorum purposes but not for voting purposes. Broker non-votes occur when a broker returns a proxy but does not have authority to vote on a particular proposal.

Attending in Person

Only shareholders or their proxy holders and ExxonMobil's guests may attend the meeting. For safety and security reasons, no cameras, audio or video recording equipment, large bags, briefcases or packages will be permitted in the meeting. In addition, each shareholder and guest will be asked to present a valid government-issued picture identification, such as a driver's license, before being admitted to the meeting.

For registered shareholders, an admission ticket is attached to your proxy card. Please bring the admission ticket with you to the meeting.

If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you beneficially owned the shares on April 5, 2004, the record date for voting. You may receive an admission ticket in advance by sending a written request with proof of ownership to the address listed under "Contact Information" on page 3.

Shareholders who do not present admission tickets at the meeting will be admitted only upon verification of ownership at the admissions counter.

Conduct of the Meeting

The Chairman has broad authority to conduct the annual meeting in an orderly and timely manner. This authority includes establishing rules for shareholders who wish to address the meeting. Copies of these rules will be available at the meeting. The Chairman may also exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of business. In light of the number of business items on this year's agenda and the need to conclude the meeting within a reasonable period of time, we cannot assure that every shareholder who wishes to speak on an item of business will be able to do so. The Chairman may also rely on applicable law regarding disruptions or disorderly conduct to ensure that the meeting is conducted in a manner that is fair to all shareholders. Shareholders making comments during the meeting must do so in English so that the majority of shareholders present can understand what is being said.

Contact Information

If you have questions or need more information about the annual meeting, write to:

Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

or call us at (972) 444-1157.

For information about shares registered in your name or your Shareholder Investment Program account, call ExxonMobil Shareholder Services at 1-800-252-1800 or access your account via the internet at www.equiserve.com. We also invite you to visit ExxonMobil's internet site at www.exxonmobil.com. Internet site materials are not part of this proxy solicitation.

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors and its committees perform a number of functions for ExxonMobil and its shareholders, including:

- Overseeing the management of the Company on your behalf;
- Reviewing ExxonMobil's long-term strategic plans;
- Exercising direct decision-making authority in key areas, such as declaring dividends;
- Selecting the CEO and evaluating the CEO's performance; and
- Reviewing development and succession plans for ExxonMobil's top executives.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set out the Board's policies on a number of governance issues. A current copy of our Corporate Governance Guidelines is included as Appendix C to this proxy statement. The Guidelines are posted on the Corporate Governance section, listed under Investor Information, of our internet site at www.exxonmobil.com. They are also available to any shareholder on request to the Secretary at the address given under "Contact Information" above.

Director Independence

Our Corporate Governance Guidelines require that a substantial majority of the Board consist of independent directors. In general, the Guidelines require that an independent director must have no material relationship with ExxonMobil, directly or indirectly, except as a director. The Board determines independence on the basis of the standards specified by the New York Stock Exchange (NYSE) and other facts and circumstances the Board considers relevant.

Subject to some exceptions and transition provisions, the NYSE standards generally provide that a director will not be independent if (1) the director or a member of the director's immediate family is, or in the past three years has been, an executive officer of ExxonMobil; (2) the director or a member of the director's immediate family has received more than $100,000 per year in direct compensation from ExxonMobil other than for service as a director; (3) the director or a member of the director's immediate family is, or in the past three years has been, employed in a professional capacity by PricewaterhouseCoopers LLP, our independent auditors; (4) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where an ExxonMobil executive officer serves on the compensation committee; or (5) the director or a member of the director's immediate family is an executive officer of a company that makes payments to, or receives payments from, ExxonMobil in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1 million or two percent of that other company's consolidated gross revenues.

The Board has reviewed business and charitable relationships between ExxonMobil and each non-employee director to determine compliance with the NYSE standards described above and to evaluate whether there are any other facts or circumstances that might impair a director's independence. Based on that review, our Board has determined that all our non-employee directors are independent.

Term of Office; Mandatory Retirement

All ExxonMobil directors stand for election at the annual meeting. Non-employee directors cannot stand for election after they have reached age 70.

Board Meetings and Attendance

The Board met 10 times in 2003. ExxonMobil's directors, on average, attended approximately 98 percent of Board and committee meetings during 2003.

Executive Sessions

ExxonMobil's non-employee directors held seven executive sessions in 2003. Normally, the Chair of the Board Affairs Committee and the Chair of the Compensation Committee preside at executive sessions on a rotational basis, but the non-employee directors may, in light of the subject matter under discussion, select another presiding director for a particular session.

Annual Meeting Attendance

As specified in our Corporate Governance Guidelines, it is ExxonMobil's policy that directors should make every effort to attend the annual meeting of shareholders. All directors attended last year's meeting.

Code of Ethics and Business Conduct

The Board maintains policies and procedures (which we refer to in this proxy statement as our Code) that represent both the code of ethics for the principal executive officer, principal financial officer, and principal accounting officer under SEC rules, and the code of business conduct and ethics for directors, officers, and employees under NYSE listing standards. The Code applies to all directors, officers, and employees. The Code is attached as Appendix I to this proxy statement.

The Code is posted on our internet site and is available free of charge on request to the Secretary at the address given under "Contact Information" on page 3. The Code is also filed as an exhibit to our Annual Report on Form 10-K. Any amendment of the Code will be promptly posted on our internet site.

The Board Affairs Committee will review any issues under the Code involving an executive officer or director and will report its findings to the Board. The Board does not envision that any waivers of the Code will be granted, but should a waiver occur for an executive officer or director, it will also be promptly disclosed on our internet site.

Director Selection

The Board Affairs Committee has adopted Guidelines for the Selection of Non-Employee Directors that describe the qualifications the Committee looks for in director candidates. The current Guidelines are included as Appendix D to this proxy statement. The Guidelines are also posted on our internet site and are available free of charge on request to the Secretary at the address given under "Contact Information" on page 3.

The Committee identifies director candidates primarily through recommendations made by the non-employee directors. These recommendations are developed based on the directors' own knowledge and experience in a variety of fields, and research conducted by ExxonMobil staff at the Committee's direction. The Committee also considers recommendations made by the employee directors, shareholders, and others, including search firms. The Committee has the authority to engage consultants to help identify or evaluate potential director nominees but has not done so recently.

All recommendations, regardless of the source, are evaluated on the same basis against the criteria contained in the Guidelines.

Shareholders may send recommendations for director candidates to the Secretary at the address given under "Contact Information" on page 3. A submission recommending a candidate should include:

- Sufficient biographical information to allow the Committee to evaluate the candidate in light of the Guidelines;
- Information concerning any relationships between the candidate and the shareholder recommending the candidate; and
- Material indicating the willingness of the candidate to serve if nominated and elected.

Communications with Directors

The Board Affairs Committee has approved procedures for shareholders and other interested persons to send communications to individual directors or the non-employee directors as a group.

Written communications. Written correspondence should be addressed to the director or directors in care of the Secretary at the address given under "Contact Information" on page 3. All correspondence will be forwarded to the intended recipient and to the Chair of the Board Affairs Committee. A log of all correspondence addressed to the directors will also be kept for periodic review by the Board Affairs Committee and any other interested director.

Electronic communications. You may also send email to individual non-employee directors or the non-employee directors as a group by using the form provided for that purpose on our internet site. These communications are sent directly to the specified director's electronic mailbox. Email can be viewed by staff of the Office of the Secretary but can only be deleted by the director to whom it is addressed.

More information about our procedures for handling communications to non-employee directors is posted on our internet site.

Additional Information

The Corporate Governance section of our internet site contains additional information, including our Certificate of Incorporation and By-Laws; written charters for each Board committee; and Board policy statements.

ELECTION OF DIRECTORS
(Item 1 on the proxy card)

The Board of Directors has nominated the director candidates named on the following pages. Personal information on each of our nominees is also provided. Effective March 1, 2004, Mr. Rex W. Tillerson was elected as President and Director. All of our nominees currently serve as ExxonMobil directors. Mr. Donald V. Fites and Mrs. Helene L. Kaplan have reached the age of mandatory retirement and are not standing for election.

If a director nominee becomes unavailable before the election, your proxy authorizes the people named as proxies to vote for a replacement nominee if the Board names one.

The Board recommends you vote FOR each of the following candidates:

Michael J. Boskin



T. M. Friedman Professor of Economics, and Senior Fellow, Hoover Institution, Stanford University. Holds bachelor's, master's, and Ph.D. degrees in economics. Joined Stanford University in 1970. Adjunct Scholar, American Enterprise Institute; Research Associate, National Bureau of Economic Research. Director, First Health Group Corporation; Oracle Corporation; Vodafone Group PLC. Chairman, Congressional Advisory Commission on the Consumer Price Index, 1995-96; Council of Economic Advisors, 1989-93. Member, Commerce Department, Advisory Committee on the National Income and Product Accounts; Panel of Advisors to the Congressional Budget Office. Dr. Boskin is the recipient of numerous

Age 58
Director since 1996

professional awards.

James R. Houghton



Age 68
Director since 1994

Chairman of the Board and CEO, Corning Incorporated. Holds bachelor of arts and master of business administration degrees. Joined Corning, a communications, advanced materials, and display products company, in 1962. Held a variety of management positions. Elected Chairman of the Board and Chief Executive Officer of Corning in 1983. Retired in 1996. Elected Chairman of the Board in June 2001. Resumed his role as Chairman and CEO in April 2002. Director, Corning Incorporated; MetLife, Inc. Trustee, Corning Museum of Glass; The Metropolitan Museum of Art; The Pierpont Morgan Library. Member, The Business Council; Council on Foreign Relations; Harvard Corporation.

William R. Howell



Age 68
Director since 1982

Chairman Emeritus, J.C. Penney Company, Inc. Holds bachelor of business administration degree. Joined J.C. Penney, a department store and catalog chain, in 1958. Held a variety of management positions. Elected Chairman of the Board and Chief Executive Officer in 1983. Retired as Chairman of the Board in 1997. Director, American Electric Power Company, Inc.; Halliburton Co.; Pfizer Inc.; The Williams Companies, Inc. Mr. Howell is also a Director of Deutsche Bank Trust Corporation and Deutsche Bank Trust Company Americas, non-public wholly-owned subsidiaries of Deutsche Bank AG; and Viseon, Inc., where he will not stand for re-election to the board in 2004.

Reatha Clark King



Former Chairman, Board of Trustees, General Mills Foundation, the philanthropic foundation of General Mills, Inc., a manufacturer and marketer of consumer food products. Holds bachelor of science degree in chemistry and mathematics, master of science degree in chemistry, master of business administration degree in finance management, and Ph.D. degree in thermochemistry. Prior to joining the General Mills Foundation in 1988, Dr. King held a variety of scientific and educational positions, including Research Chemist, National Bureau of Standards; Chemistry Professor, Associate

Age 66 Director since 1997	Dean for Division of Natural Science & Mathematics, and Associate Dean for Academic Affairs, York College, City University of New York; President, Metropolitan State University. Director, Minnesota Mutual Companies, Inc.; Wells Fargo & Company; Department 56, Inc.; International Trachoma Initiative. Trustee, Clark Atlanta University; Congressional Black Caucus Foundation. Life Trustee, University of Chicago. Dr. King is the recipient of numerous awards, including 14 honorary doctorate degrees.

Philip E. Lippincott



Age 68
Director since 1986

Retired Chairman and Chief Executive Officer, Scott Paper Company. Retired Chairman of the Board, Campbell Soup Company, a global manufacturer and marketer of branded convenience food products. Holds bachelor of arts and master of business administration degrees. Joined Scott Paper, a company involved in sanitary paper, printing and publishing papers, and forestry operations, in 1959. Held a variety of management positions. Elected Director in 1978, Chief Executive Officer in 1982 and Chairman in 1983. Retired in 1994. Director, Campbell Soup Company. Retired Chairman of the Board and Life Director, Fox Chase Cancer Center. Trustee, The Penn Mutual Life Insurance Company. Member, The Business Council.

Harry J. Longwell



Age 62
Director since 1995

Executive Vice President, Exxon Mobil Corporation. Holds bachelor's degree in petroleum engineering. Principal responsibilities include the Corporation's worldwide upstream oil and gas activities; Imperial Oil Limited; aviation; corporate planning; public affairs; and human resources. Since joining the ExxonMobil organization in 1963, Mr. Longwell has held a variety of management positions in domestic and foreign operations, including Vice President-Production and President, Exxon Company, U.S.A.; Vice President, Esso Europe Inc.; Senior Vice President-Upstream and Executive Vice President, Exxon Company, International. Elected Senior Vice President and Director of Exxon in 1995, Executive Vice President and Director of ExxonMobil in 2001. Director, National Action Council for Minorities in Engineering. Chairman of Board of Trustees, University of Dallas. Member, Board of Visitors, University of Texas M.D. Anderson Cancer Center; Advisory Board, Dallas Area Habitat for Humanity.

Henry A. McKinnell, Jr.



Age 61
Director since 2002

Chairman and Chief Executive Officer, Pfizer Inc. Holds a bachelor's degree in business, master of business administration and Ph.D. degrees in business. Joined Pfizer, a pharmaceutical company, in 1971. Became Executive Vice President in 1992, and President and Chief Operating Officer in 1999. Elected Chairman of the Board and Chief Executive Officer in 2001. Chairman, Stanford University Graduate School of Business Advisory Council. Director, Pfizer Inc.; Moody's Corporation; John Wiley & Sons, Inc.; The Business Council. Chairman, The Business Roundtable. Fellow, New York Academy of Medicine. Member, M.I.T. Corporation; Board of Trustees, New York City Public Library; New York City Police Foundation.

Marilyn Carlson Nelson



Age 64
Director since 1991

Chairman and Chief Executive Officer, Carlson Companies. Co-Chair and Co-CEO, Carlson Holdings, Inc. Holds bachelor's degree in international economics. Since joining Carlson Companies, a travel, hotel, restaurant and marketing services company, in 1968, Mrs. Nelson has held a number of management positions, including Director, Senior Vice President, and Vice Chair. Director, Carlson Companies; Mayo Clinic Foundation. Chair, National Women's Business Council. Past National Chair, Travel Industry Association of America. Member, International Business Council of the World Economic Forum; World Travel and Tourism Council. Board of Overseers, Curtis L. Carlson School of Management, University of Minnesota. Mrs. Nelson is the recipient of numerous awards, including three honorary doctorate degrees. She was named 2002 Minnesotan of the year.

Lee R. Raymond



Chairman of the Board and Chief Executive Officer, Exxon Mobil Corporation. Holds bachelor's and Ph.D. degrees in chemical engineering. Since joining the ExxonMobil organization in 1963, Mr. Raymond has held a variety of management positions in domestic and foreign operations, including Exxon Company, U.S.A.; Creole Petroleum Corporation; Exxon Company, International; Exxon Enterprises; Esso Inter-America, Inc. Elected Senior Vice President and Director of Exxon in 1984, President in 1987, Chairman and Chief Executive Officer in 1993, and added

Age 65
Director since 1984

title of President in 1996. Director, J.P. Morgan Chase & Co.; United Negro College Fund; American Petroleum Institute. Trustee and Vice Chairman, American Enterprise Institute. Trustee, Wisconsin Alumni Research Foundation. Member, The Business Council; The Business Roundtable; Council on Foreign Relations; Emergency Committee for American Trade; National Academy of Engineering; National Petroleum Council; President's Export Council; Secretary of Energy Advisory Board; Singapore-U.S. Business Council; Trilateral Commission; University of Wisconsin Foundation.

Walter V. Shipley



Age 68
Director since 1998

Retired Chairman of the Board, The Chase Manhattan Corporation and The Chase Manhattan Bank, a banking and finance company. Holds bachelor of science degree. Joined Chase Bank in 1956. Held a variety of management positions. Director, Verizon Communications; Wyeth. Director, Goodwill Industries of Greater New York & Northern New Jersey, Inc. Chairman, The Wallace Foundation. Trustee, American Museum of Natural History. Member, American Academy of Arts & Sciences; The Business Council.

Rex W. Tillerson



Age 51
Director since 2004

President, Exxon Mobil Corporation. Holds bachelor of science degree in civil engineering. Since joining the ExxonMobil organization in 1975, Mr. Tillerson has held a variety of management positions in domestic and foreign operations, including President, Exxon Yemen Inc. and Esso Exploration and Production Khorat Inc.; Vice President, Exxon Ventures (CIS) Inc.; President, Exxon Neftegas Limited; Executive Vice President, ExxonMobil Development Company. Elected Senior Vice President of ExxonMobil in 2001, President and Director in 2004. Director, U.S.-Russia Business Council. Member, Engineering Foundation Advisory Council for the University of Texas at Austin; Society of Petroleum Engineers; American Petroleum Institute; Executive Board of the Circle Ten Council, Boy Scouts of America.

Director Relationships

ExxonMobil and its affiliates have business relationships in the ordinary course of business with companies for which our non-employee directors serve as executives, but these relationships are not material by any reasonable standard.

DIRECTOR COMPENSATION

The table below shows the total compensation paid in 2003 to each of our current non-employee directors.

Director	Annual Base Fee ($)	Committee Fees ($)	Restricted Stock Awards* ($)	Total ($)
Dr. Boskin	75,000	38,000	85,128	198,128
Mr. Fites	75,000	24,000	85,128	184,128
Mr. Houghton	75,000	48,000	85,128	208,128
Mr. Howell	75,000	48,000	85,128	208,128
Mrs. Kaplan	75,000	31,000	85,128	191,128
Dr. King	75,000	38,000	85,128	198,128
Mr. Lippincott	75,000	31,000	85,128	191,128
Dr. McKinnell	75,000	31,000	85,128	191,128
Mrs. Nelson	75,000	38,000	85,128	198,128
Mr. Shipley	75,000	24,000	85,128	184,128

* The value shown is the number of restricted shares granted in 2003 (2,400 shares) times the closing price of ExxonMobil stock on the day of grant. The total annual restricted stock grant for 2004 will be increased to 4,000 shares if the 2004 Non-Employee Director Restricted Stock Plan is approved by shareholders (see page 28).

ExxonMobil employees receive no extra pay for serving as directors. Non-employee directors receive compensation consisting of cash and restricted stock. The base fee is $75,000 a year. We also pay members of the Audit and Compensation Committees a fee of $15,000 per year, and an additional fee of $10,000 per year to the Chairs of those Committees. For other Committees, non-employee directors receive $8,000 per year for each Committee on which they serve, and the Chairs receive an additional fee of $7,000 per year. No fees are paid to members of the Executive Committee. Non-employee directors are reimbursed for actual expenses to attend meetings.

Non-employee directors may elect to defer all or part of these fees either into ExxonMobil stock equivalents with dividends or into a deferred account that earns interest at the prime rate. Deferred fees are payable in one to five annual installments after the director leaves the Board.

In addition to the fees described above, we pay a significant portion of director compensation in stock. At the beginning of 2003, each incumbent non-employee director received 2,400 shares of restricted stock under ExxonMobil's 1997 Non-Employee Director Restricted Stock Plan. While on the Board, the non-employee director receives the same cash dividends on restricted

shares as a holder of regular common stock, but the director is not allowed to sell the shares. The restricted shares can be forfeited if the director leaves the Board early.

No further grants may be made under the 1997 Plan. Subject to shareholder approval at the annual meeting, future restricted stock awards to the non-employee directors will be made under the new 2004 Non-Employee Director Restricted Stock Plan described on page 28.

BOARD COMMITTEES

The Board appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Only non-employee directors may serve on the Audit, Compensation, Board Affairs, Contributions, and Public Issues Committees. Each Committee has a written charter. The charters are posted on our internet site and are available free of charge on request to the Secretary at the address given under "Contact Information" on page 3. Charters of key committees are also included with this proxy statement.

The table below shows the current membership of each Board Committee and the number of meetings each Committee held in 2003.

Director	Audit	Compensation	Board Affairs	Contributions	Finance	Public Issues	Executive(2)
Dr. Boskin		X		X*	X		
Mr. Fites			X		X	X	
Mr. Houghton	X*	X			X		X
Mr. Howell	X	X*	X				X
Mrs. Kaplan	X			X		X	
Dr. King	X	X		X			
Mr. Lippincott			X	X		X*	X
Dr. McKinnell		X	X		X		
Mrs. Nelson	X		X*	X			X
Mr. Raymond					X*		X*
Mr. Shipley			X		X	X	
2003 Meetings	11	9(1)	8	2	1(1)	3	1

* Chair

(1) Committee also acted once by written consent in 2003.

(2) Other directors serve as alternate members on a rotational basis.

Audit Committee

Mr. Houghton (Chair)
Mr. Howell
Mrs. Kaplan
Dr. King
Mrs. Nelson

The Audit Committee met 11 times during 2003. The Committee oversees accounting and internal control matters. Its responsibilities include appointing the independent auditors to audit ExxonMobil's financial statements. The Committee's report on its activities for the fiscal year 2003 is on page 26. Fees paid to the independent auditors are provided on page 27 and a description of the Committee's policy and procedure for pre-approving those fees is provided in Appendix F. The Committee's charter is attached as Appendix E to this proxy statement.

The Board has determined that all members of the Committee are independent within the meaning of both SEC rules and NYSE listing standards. The Board has further determined that all members are financially literate within the meaning of the NYSE standards, and Mr. Houghton, Mr. Howell, and Mrs. Nelson are "audit committee financial experts" as defined in SEC rules.

Compensation Committee

Mr. Howell (Chair)
Dr. Boskin
Mr. Houghton
Dr. King
Dr. McKinnell

The Compensation Committee met nine times and acted by written consent one time during 2003. The Committee oversees compensation for ExxonMobil's senior executives, including salary, bonus, and incentive awards. The Committee also reviews succession plans for key executive positions. The Committee's report on executive compensation starts on page 17. The Board has determined that all members of the Compensation Committee are independent within the meaning of the NYSE listing standards. The Committee's charter is attached as Appendix G to this proxy statement.

Board Affairs Committee

Mrs. Nelson (Chair)
Mr. Fites
Mr. Howell
Mr. Lippincott
Dr. McKinnell
Mr. Shipley

The Board Affairs Committee met eight times during 2003. The Committee recommends director candidates; reviews non-employee director compensation; and reviews other corporate governance practices, including the Corporate Governance Guidelines attached as Appendix C to this proxy statement. The Board has determined that all members of the Board Affairs Committee are independent within the meaning of the NYSE listing standards. The Committee's charter is attached as Appendix H to this proxy statement.

Advisory Committee on Contributions

Dr. Boskin (Chair)
Mrs. Kaplan
Dr. King

Mr. Lippincott
Mrs. Nelson

The Advisory Committee on Contributions met two times during 2003. The Committee reviews the level of ExxonMobil's support for education and other public service programs, including the Company's contributions to the ExxonMobil Foundation. The Foundation works to improve the quality of education in America at all levels, with special emphasis on math and science. The Foundation also supports the Company's other cultural and public service giving. The Board has determined that all members of the Advisory Committee on Contributions are independent within the meaning of the NYSE listing standards.

Finance Committee

Mr. Raymond (Chair)
Dr. Boskin
Mr. Fites
Mr. Houghton
Dr. McKinnell
Mr. Shipley

The Finance Committee met one time and acted by written consent one time during 2003. The Committee reviews ExxonMobil's financial policies and strategies, including our capital structure, and authorizes corporate debt within limits set by the Board.

Public Issues Committee

Mr. Lippincott (Chair)
Mr. Fites
Mrs. Kaplan
Mr. Shipley

The Public Issues Committee met three times during 2003. The Committee reviews ExxonMobil's policies and practices on relevant public issues, including their effects on safety, health, and the environment. The Committee hears reports from operating units on safety and environmental activities. The Committee also visits operating sites to observe and comment on current operating practices. The Board has determined that all members of the Public Issues Committee are independent within the meaning of the NYSE listing standards.

Executive Committee

Mr. Raymond (Chair)
Mr. Houghton
Mr. Howell
Mr. Lippincott
Mrs. Nelson

Other directors serve as alternate members on a rotational basis.

The Executive Committee met one time during 2003. The Committee has broad power to act on behalf of the Board. In practice, the Committee meets only when it is impractical to call a meeting of the full Board.

DIRECTOR AND EXECUTIVE OFFICER STOCK OWNERSHIP

These tables show how much ExxonMobil common stock each executive named in the Summary Compensation Table on page 21 and each non-employee director and nominee owned on February 29, 2004. In these tables, ownership means the right to direct the voting or the sale of shares, even if those rights are shared with someone else. None of these individuals owns more than 0.13 percent of the outstanding shares.

Named Executive Officer	Shares Owned	Shares Covered by Exercisable Options*
Lee R. Raymond	2,547,105(1)	6,150,000
Harry J. Longwell	837,970(2)	3,100,000
Edward G. Galante	302,379(3)	622,080
Rex W. Tillerson	288,730(4)	602,688
Jon L. Thompson	432,996(5)	1,054,080

(1) Includes 312 shares owned by spouse.
(2) Includes 107 shares owned by spouse and 82,250 shares jointly owned with spouse.
(3) Includes 2,250 shares owned by dependent child.
(4) Includes 1,000 shares owned by dependent child.
(5) Includes 2,031 shares owned by spouse.

*Includes options that will become exercisable within 60 days.

Non-Employee Director/Nominee	Shares Owned*
Michael J. Boskin	30,700
Donald V. Fites	29,570
James R. Houghton	39,300(1)
William R. Howell	37,100(2)
Helene L. Kaplan	44,822
Reatha Clark King	32,304(3)
Philip E. Lippincott	40,300
Henry A. McKinnell, Jr.	22,800
Marilyn Carlson Nelson	53,228(4)
Walter V. Shipley	30,940

(1) Includes 5,000 shares owned by spouse.
(2) Includes 5,400 restricted shares held as constructive trustee for former spouse.

(3) Includes 1,000 shares owned by spouse.
(4) Includes 18,528 shares held as co-trustee of family trusts.

*The non-employee directors are not granted ExxonMobil stock options.

On February 29, 2004, ExxonMobil's directors and executive officers (27 people) together owned 7,349,213 shares of ExxonMobil stock and 18,775,392 shares covered by exercisable options, representing about 0.40 percent of the outstanding shares.

COMPENSATION COMMITTEE REPORT

Overview

The compensation program of ExxonMobil is an integral part of our strategy for achieving high levels of business performance over the long term. Specifically, several business and operating factors require continuous and substantial investment in executive talent. They include the complexity, size, and global reach of the Company; the long investment lead times in the industry; and the highly technical nature of the business. For these reasons, we must retain the best talent for a full career and continuously grow their experience and capability. Executives must also remain strongly aligned with shareholder interests throughout their careers, which include frequently changing business and economic cycles.

The compensation system helps achieve these objectives. Requirements of the system include constancy of purpose in how it is developed, a program that rewards results, a career-oriented approach, and substantial ownership of stock by senior executives who influence the long-term direction of the Company. These underlying fundamentals reflect a long-standing strategy at ExxonMobil, which has proven successful. This success is measured in the retention of superior talent and their achievement of sustainable, competitive advantage.

Alignment with shareholder interests is underscored by current stock ownership among senior executives, which ranges from 16 to 32 times base salary for the five highest-paid officers, and from 12 to 20 times for the other officers of the Company. These levels of ownership far exceed the common practice across industries in the U.S., and they reflect a significant personal investment in the Company by the same executives responsible for determining the future success of the organization and the return to shareholders.

Background

The Compensation Committee approves all compensation paid or awarded to senior executives. The Committee is made up solely of non-employee directors who do not participate in any of the compensation plans they administer. In addition, the Committee relies on the expertise of an external consultant, with whom we meet annually to gain insight into compensation trends and issues. The consultant also provides a perspective on the structure and competitive standing of the ExxonMobil compensation program for executives.

Our executive compensation program is comprised of the following three main components:

- Competitive base salaries
- Short term rewards
- Long term incentives

All three of these major components are described on the following pages in more detail.

Competitive Base Salaries

The competition for executives extends beyond the oil industry. Therefore, we compare our salary structure with U.S.-based multinational companies and domestic, integrated oil companies. Because ExxonMobil is significantly larger and more diverse than most of the other comparison companies, we do not target an exact percentile at which to align salaries. We focus on a broader and more flexible target, generally above the 50th percentile. This allows us to respond better to changing business conditions, manage salaries more evenly over a career, and minimize the potential for automatic ratcheting-up of salaries, which could result from linking salary alignment to an inflexible and narrow target. This orientation also provides more flexibility to differentiate salaries for a range of experience and performance levels among executives.

Within the competitive orientation described, executive salaries are based on business performance; general economic factors; and individual levels of responsibility, performance, and experience. This approach applies uniformly throughout the Company for all employees and determines how the Committee sets the salaries for the CEO and other senior executives.

Short Term Rewards

The size of individual, annual awards under this program is highly dependent on the financial performance and operating results of the Company each year. It is expected that short-term awards may vary significantly year-over-year, versus other forms of compensation. The objective is to give executives a strong incentive to maintain focus on continuous improvement of results and meeting shareholder expectations. In addition, this element of the compensation program provides emphasis on short-term milestones against which we measure progress toward strategic goals.

Short term incentive awards consist of cash bonuses and earnings bonus units. See page 22 for a description of the terms of earnings bonus units. We grant cash bonuses to executives to reward their contributions to the business during the past year. We grant earnings bonus units as incentives for strong, mid-term corporate performance. Earnings bonus units help stress that decisions and contributions in any year affect future years. In 2003, approximately one-half of executive short-term awards were in the form of earnings bonus units. Cumulative earnings of $3.00 per share are required for each earnings bonus unit granted in 2003 to pay out, which is the same level for awards granted in 2002.

Each year, the Committee establishes a ceiling for cash bonuses and earnings bonus units. The combined ceiling for 2003 was $168 million. This ceiling was increased from the 2002 level by about 45 percent. In reaching this decision, the Committee considered several factors. These included the record-setting financial performance of the Company in 2003, demonstrated by an 87 percent increase in net income over 2002; continued strengthening of our worldwide competitive position; and progress toward long-range strategic goals, which include performance objectives in the areas of environment, safety, and health. The Committee does not give specific

weights to these measures, nor is a particular formula applied. The entire amount was granted in awards to approximately 1,200 employees.

Once the level of the bonus ceiling is determined based on the performance considerations described, the bonus received by each executive varies depending on individual performance and level of responsibility. To determine individual performance, each year the Company conducts a rigorous assessment of individual contributions. The assessment considers many factors, including business results, applied technical expertise, and leadership. These individual performance assessments are also applied in differentiating salary increases and the long term incentive awards described below.

Long Term Incentives

The petroleum business requires long-term, capital-intensive investments. These investments often take many years to generate returns to shareholders. The long-term incentive program is intended to underscore the need for executives to maintain a focus on the strategic goals of the business. It balances the emphasis on long and short-term business objectives and reinforces that one should not be achieved at the expense of the other. Long term incentive awards are also intended to develop and retain strong management through share ownership and recognition of future performance. Long term incentives have less year-to-year variability due to these design considerations and the nature of the business as described.

Last year was the second year in which restricted stock was used in place of stock options as the vehicle for long term incentive awards. The Committee concluded that restricted stock is more effective at this time in meeting the objectives of retention and shareholder expectations. The total number of shares granted under this approach is substantially less than the number that would be required under an option program designed to deliver equivalent levels of compensation.

In administering the long-term program, we are sensitive to the potential for dilution of future earnings per share. For this reason and other compensation design considerations, we do not run a broad-based stock program. Instead, we have always focused the majority of the program on employees who will have the greatest impact on the strategic direction and long-term results of the Company by virtue of their roles. Restricted stock awards were granted to executive officers and just over 5,000 other select employees in 2003, or about five percent of total employees. The resulting level of share utilization in the incentive program is substantially less than most other large, multinational companies of similar scope and size. For senior executives, the restrictions on 50 percent of the shares are lifted in five years, and the remaining 50 percent are lifted after 10 years or retirement, whichever is later. These vesting provisions are among the longest of awards by comparable companies in multiple industries. They help achieve the long-term objectives of the program and ownership levels described above. See page 21 for more information on restricted stock.

Restricted stock awards must be sufficient in size to provide a strong, long-term incentive for executives and to increase their vested interest in the business. The number of restricted shares granted to executive officers is based on individual performance and level of responsibility. For this purpose, the Committee measures individual and Company performance the same as described for short term awards. The number of shares held by an executive is not a factor in determining subsequent grants.

CEO Compensation

Within the framework described above, the Committee determines the salary and bonus of the CEO based on his leadership, the execution of business plans, and strategic results. The size and complexity of the business and his experience are also key factors. The Committee does not use narrow, quantitative measures or formulas in determining the CEO's compensation.

The restricted stock granted to Mr. Raymond recognizes his outstanding leadership of the business, continued strengthening of our worldwide competitive position, and continuing progress toward achieving long-range strategic goals. The restrictions on 50 percent of the shares will be lifted in five years and the remaining 50 percent will be lifted after 10 years. These restrictions are not accelerated upon retirement.

The Committee believes his total compensation is appropriately positioned relative to CEOs of U.S.-based, integrated oil companies and other major U.S.-based corporations.

U.S. Income Tax Limits on Deductibility

U.S. income tax law limits the amount ExxonMobil can deduct for compensation paid to the CEO and the other four most highly paid executives. Performance-based compensation that meets Internal Revenue Service requirements is not subject to this limit. The short term awards and restricted stock grants described above are designed to meet these requirements so that ExxonMobil can continue to deduct the related expenses. Specifically, the shareholders have approved the material terms of performance goals for awards to the top executives. These material terms limit short term and long term awards to these executives to 0.2 and 0.5 percent of operating net income respectively. Actual award levels have been significantly less based on the factors and judgments described in the preceding sections of this report.

Summary

ExxonMobil continues to have an appropriate and competitive compensation program which has served the Company and shareholders well. The combination of base salary, short term bonuses, and the emphasis on long term incentives provides a balanced and stable foundation for strong and effective leadership going forward.

William R. Howell, Chair
Michael J. Boskin
James R. Houghton
Reatha Clark King
Henry A. McKinnell, Jr.

EXECUTIVE COMPENSATION TABLES

The following tables show the compensation of ExxonMobil's Chairman and the four other most highly paid executives. See the Compensation Committee Report beginning on page 17 for an explanation of our compensation philosophy.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(a)	Restricted Stock Award(s) ($)(b)	Options (#)	LTIP Payouts ($)(c)	All Other Compensation ($)(d)
L. R. Raymond	2003	3,250,000	3,564,000	81,590	17,910,000	0	2,700,000	277,550
Chairman and CEO	2002	3,250,000	2,160,000	96,675	17,320,000	0	2,700,005	297,960
	2001	2,850,000	2,700,000	77,941	7,424,000	1,050,000	1,355,130	261,288
H. J. Longwell	2003	1,565,000	1,138,500	4,500	6,680,430	0	862,020	145,479
Executive Vice President	2002	1,415,000	690,000	5,264	6,460,360	0	862,015	131,727
and Director	2001	1,250,000	863,000	6,590	742,400	500,000	443,520	116,300
E. G. Galante	2003	691,667	726,000	131,418	3,832,740	0	399,990	51,136
Senior Vice President	2002	562,500	440,000	5,250	3,706,480	0	300,025	41,960
	2001	444,583	400,000	4,680	371,200	200,000	120,150	33,283
R. W. Tillerson	2003	691,667	726,000	7,618	3,832,740	0	399,990	43,500
President and Director	2002	562,500	440,000	15,312	3,706,480	0	300,025	35,750
	2001	441,667	400,000	8,774	371,200	200,000	105,030	28,200
J. L. Thompson	2003	820,000	628,700	6,332	2,987,388	0	474,990	77,178
Vice President;	2002	760,000	380,000	10,497	2,888,976	0	412,500	71,677
President, ExxonMobil Exploration Company	2001	680,000	475,000	2,281	371,200	220,000	199,980	64,042

(a) Represents certain perquisites, including membership fees (Mr. Raymond: $42,301 (2003), $49,228 (2002), and $36,920 (2001); and Mr. Galante: $71,203 (2003)); and tax assistance (Mr. Raymond: $29,880 (2003), $37,897 (2002), and $31,598 (2001); and Mr. Galante: $47,107 (2003)). For security reasons, the Board requires the Chairman to use company aircraft for both business and personal travel. This table does not reflect amounts attributable to the Chairman's personal aircraft usage because we consider those costs a necessary business expense rather than a perquisite. The incremental cost for Mr. Raymond's personal use of company aircraft was $79,711 (2003), $64,418 (2002), and $36,596 (2001). Mr. Raymond is taxed on the imputed income attributable to such personal use and does not receive tax assistance from the Company with respect to those amounts.

(b) The value shown is the number of restricted shares times the market price of ExxonMobil stock on the day of grant. As of December 31, 2003, the total number and value of restricted shares held by these executives was: Mr. Raymond: 2,160,000 shares ($88,560,000); Mr. Longwell: 525,000 shares ($21,525,000); Mr. Galante: 232,000 shares ($9,512,000); Mr. Tillerson: 232,000 shares ($9,512,000); and Mr. Thompson: 238,800 shares ($9,790,800). Restricted shares granted in 2001 and prior years may not be sold until after retirement. Restricted shares granted in 2002 or later may not be sold (i) for half the shares, until five years after grant; and (ii) for the balance, until 10 years after grant or until after retirement, whichever occurs later. The values given do not reflect the transfer restrictions or the fact that, during the restricted period, the awards are subject to forfeiture in case of detrimental activity or early termination of employment. The executives receive the same cash dividends on restricted shares as holders of regular common stock, but cannot sell the shares during the restricted period. Grants in 2002 and prior years were made under the 1993 Incentive Program. Grants in 2003 were made under the 2003 Incentive Program. See page 19 for more details.

(c) Settlements of earnings bonus units. See page 22 for more details.

(d) 2003 values represent company credits and other allocations under defined contribution plans (Mr. Raymond: $195,000; Mr. Longwell: $95,900; Mr. Galante: $43,500; Mr. Tillerson: $43,500; and Mr. Thompson: $51,200); and costs of executive life insurance (Mr. Raymond: $82,550; Mr. Longwell: $49,579; Mr. Galante: $7,636; and Mr. Thompson: $25,978).

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Name	Number of Shares Underlying Options/SARs Exercised (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised, In-the-Money Options/SARS at FY-End ($)*	
			Exercisable	Unexercisable	Exercisable	Unexercisabl
L. R. Raymond	756,608	15,899,821	6,643,392	0	56,781,916	[illegible]
H. J. Longwell	240,000	5,099,458	3,300,000	0	31,088,121	[illegible]
E. G. Galante	20,000	419,500	632,080	0	3,832,371	[illegible]
R. W. Tillerson	71,348	1,510,807	602,688	0	3,171,884	[illegible]
J. L. Thompson	91,020	1,779,929	1,114,080	0	9,757,939	[illegible]

* The difference between the option exercise price and the market price of ExxonMobil stock at year-end. The actual gain, if any, an executive realizes will depend on the market price of ExxonMobil stock at the time of exercise. "In-the-money" means the market price of the stock is greater than the exercise price of the option on the date specified.

Long Term Incentive Plans—Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans Maximum ($)
L. R. Raymond	1,188,000	5 years maximum	3,564,000
H. J. Longwell	379,500	5 years maximum	1,138,500
E. G. Galante	242,000	5 years maximum	726,000
R. W. Tillerson	242,000	5 years maximum	726,000
J. L. Thompson	209,550	5 years maximum	628,650

The awards shown above are earnings bonus units. Each earnings bonus unit entitles the executive to receive an amount equal to ExxonMobil's cumulative net income per common share as announced each quarter beginning after the grant. Payout occurs on the fifth anniversary of the grant or when the maximum settlement value of $3.00 per unit is reached, if earlier. SEC rules classify earnings bonus units as long term incentives, but because of the nature of ExxonMobil's business, we view earnings bonus units as short term incentive awards. See page 18 for more details.

Pension Plan Table

	Years of Accredited Service			
Remuneration*	30	35	40	45
$ 500,000	$ 240,000	$ 280,000	$ 320,000	$ 360,000
1,000,000	480,000	560,000	640,000	720,000
1,500,000	720,000	840,000	960,000	1,080,000
2,000,000	960,000	1,120,000	1,280,000	1,440,000
2,500,000	1,200,000	1,400,000	1,600,000	1,800,000
3,000,000	1,440,000	1,680,000	1,920,000	2,160,000
3,500,000	1,680,000	1,960,000	2,240,000	2,520,000
4,000,000	1,920,000	2,240,000	2,560,000	2,880,000
5,000,000	2,400,000	2,800,000	3,200,000	3,600,000
6,000,000	2,880,000	3,360,000	3,840,000	4,320,000
7,000,000	3,360,000	3,920,000	4,480,000	5,040,000
8,000,000	3,840,000	4,480,000	5,120,000	5,760,000
9,000,000	4,320,000	5,040,000	5,760,000	6,480,000
10,000,000	4,800,000	5,600,000	6,400,000	7,200,000
11,000,000	5,280,000	6,160,000	7,040,000	7,920,000

* For plan purposes, this means: (1) average annual salary over the highest paid 36-month period during the employee's last 10 years of employment; plus, (2) the average of the three highest cash bonus and earnings bonus unit awards during the employee's last five years of employment. For executives who separate from the company before age 55, only average annual salary is used to calculate pension benefits.

Employees who meet the age, service, and other requirements of ExxonMobil's pension plans are eligible for a pension after retirement. The table shows the approximate yearly benefit that would be paid to an ExxonMobil employee in the top compensation and period of service categories. The table reflects a five-year certain and life annuity form of payment for an employee retiring after age 60. Retiring employees may also elect to receive an equivalent lump-sum payment instead of an annuity. For an employee who retires before age 60, the benefit would be reduced. The actual benefit is also reduced by a portion of the employee's Social Security benefits.

Under the ExxonMobil plans, covered compensation for the named executive officers includes the amount shown in the "Salary" column of the Summary Compensation Table plus the regular bonus shown in the "Bonus" column of that table and the earnings bonus unit award shown in the Long Term Incentive Plans table. If an executive separates from the Company before attaining 15 years of service and reaching age 55, covered compensation would include only salary.

At February 29, 2004, the covered compensation and years of service were $9,134,340 (41 years) for Mr. Raymond; $3,345,682 (41 years) for Mr. Longwell; $585,420 (32 years) for Mr. Galante; $584,727 (29 years) for Mr. Tillerson; and $1,775,231 (42 years) for Mr. Thompson.

Executive Life Insurance/Death Benefit Program

The Corporation offers coverage for key executives in the form of term life insurance or a company-paid death benefit. Coverage under either option equals four times base salary until age 65 and a declining multiple thereafter. For executives electing life insurance coverage, annual costs are included in the "All Other Compensation" column of the Summary Compensation Table on page 21. Mr. Tillerson has elected death benefit coverage and Mr. Raymond converted from life insurance to death benefit coverage during 2003. Death benefit coverage represents an unfunded promise by the Corporation to pay the benefit and therefore is not reflected in the Summary Compensation Table.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires that our executive officers and directors file reports of their ownership and changes in ownership of ExxonMobil stock on Forms 3, 4, and 5 with the Securities and Exchange Commission and New York Stock Exchange. We are not aware of any late or unfiled reports for 2003.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column(a)]
Equity compensation plans approved by security holders	179,257,359(2)(3)	$35.51(3)	210,121,891(3)(4)
Equity compensation plans not approved by security holders(5)	0	0	0
Total	179,257,359	$35.51	210,121,891

Notes:

(1) The exercise price of each option reflected in this table is equal to the fair market value of the Company's common stock on the date the option was granted. The weighted-average price reflects nine prior grants that are still outstanding.

(2) Includes restricted stock units and deferred bonuses to be settled in shares.

(3) Does not include options that ExxonMobil assumed in the 1999 merger with Mobil. At year-end 2003, the number of securities to be issued upon exercise of outstanding options under Mobil plans was 48,498,237, and the weighted average exercise price of such options was $24.32. No additional awards may be made under those plans.

(4) Available shares can be granted in the form of restricted stock, options, or other stock-based awards.

(5) Under ExxonMobil's 1997 Restricted Stock Plan for Non-Employee Directors, each non-employee director received 2,400 shares of restricted stock at the beginning of 2003. While on the Board, each non-employee director receives the same cash dividends on restricted shares as a holder of regular common stock, but the director is not allowed to sell the shares. The restricted shares can be forfeited if the director leaves the Board early. No further shares may be granted under the 1997 Plan. Future equity grants to non-employee directors are expected to be granted under the 2004 Non-Employee Director Restricted Stock Plan being submitted for shareholder approval at the 2004 annual meeting.

STOCK PERFORMANCE GRAPHS

Annual total returns to ExxonMobil shareholders were 20 percent in 2003, minus nine percent in 2002, minus eight percent in 2001, and have averaged five percent over the past five years. Total returns mean share price increase plus dividends paid, with dividends reinvested. The graphs below show the relative investment performance of ExxonMobil common stock, the S&P 500, and an industry peer group over the last five and twenty-year periods. The peer group consists of four other international integrated oil companies: BP, ChevronTexaco, Royal Dutch, and Shell Transport and Trading.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 1998



200
150
100
50
0
Dollars
ExxonMobil
S&P 500
Industry Group
1998
1999
2000
2001
2002
2003
Fiscal Years Ended December 31

ExxonMobil	100	113	124	115	105	126
S&P 500	100	121	110	97	76	97
Industry Group	100	129	121	114	102	128

TWENTY-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 1983



3000
2000
1000
0
Dollars
ExxonMobil
S&P 500
Industry Group
1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Fiscal Years Ended December 31

ExxonMobil	100	130	171	230	262	317	379	412	508	534	577	581	803	1014	1301	1592	1792	1975	1825	1663	2003
S&P 500	100	106	140	166	174	203	268	260	339	364	401	406	559	688	917	1179	1427	1297	1143	890	1146
Industry Group	100	104	144	215	263	282	399	455	479	451	610	678	893	1174	1481	1480	1906	1794	1682	1507	1891

AUDIT COMMITTEE REPORT

The primary function of our Committee is oversight of the Corporation's financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. Our Committee acts under a charter attached to this proxy statement. We review the adequacy of the charter at least annually. Our members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Securities Act of 1933 in either of those fields or in auditor independence.

In carrying out our responsibilities, we look to management and the independent auditors. Management is responsible for the preparation, presentation, and integrity of the Corporation's financial statements, the financial reporting process and internal controls. The independent auditors are responsible for auditing the Corporation's annual financial statements in accordance with generally accepted auditing standards and expressing an opinion as to the statements' conformity with generally accepted accounting principles.

In performance of our oversight function, we have reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP (PwC), the independent auditors. Management and PwC told us that the Corporation's consolidated financial statements were fairly stated in accordance with generally accepted accounting principles. We discussed with PwC matters covered by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

We have also discussed with PwC its independence from the Corporation and management, including the matters in Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the letter and disclosures from PwC to us pursuant to Standard No. 1. We considered whether the non-audit services provided by PwC to the Corporation are compatible with maintaining the auditors' independence.

We discussed with the Corporation's internal auditors and PwC the overall scope and plans for their respective audits. We met with the internal auditors and PwC, with and without management present, to discuss the results of their examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

Based on the reviews and discussions referred to above, in reliance on management and PwC, and subject to the limitations of our role, we recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

We have appointed PwC to audit the Corporation's financial statements for 2004, subject to shareholder ratification of that appointment.

James R. Houghton, Chair
William R. Howell
Helene L. Kaplan
Reatha Clark King
Marilyn Carlson Nelson

RATIFICATION OF INDEPENDENT AUDITORS
(Item 2 on the proxy card)

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) to audit ExxonMobil's financial statements for 2004. We are asking you to ratify that appointment.

Total Fees

The total fees paid to PwC for professional services rendered to ExxonMobil for the fiscal year ended December 31, 2003, were $41.9 million, a decrease of $1.2 million from 2002. The Audit Committee reviewed and pre-approved all services in accordance with the Pre-Approval Policy and Procedure Memorandum that is attached as Appendix F to this proxy statement. The Audit Committee did not use the "*de minimis*" exception to pre-approval that is available under SEC rules. The following table summarizes the fees that are described in more detail below.

	2003	2002
	(millions of dollars)	
Audit Fees	23.5	18.4
Audit-Related Fees	3.6	3.0
Tax Fees	14.8	13.4
All Other Fees	—	8.3
Total	41.9	43.1

Audit Fees

The aggregate fees paid to PwC for professional services rendered for the annual audit of ExxonMobil's financial statements for the fiscal year ended December 31, 2003, and for the reviews of the financial statements included in our quarterly reports on Form 10-Q for that fiscal year, were $23.5 million (versus $18.4 million for 2002). The increase of $5.1 million from 2002 is due mainly to work activities related to new regulatory requirements, additional audit testing for newly implemented systems, and foreign exchange effects.

Audit-Related Fees

The aggregate fees billed by PwC for audit-related services rendered to ExxonMobil for the fiscal year ended December 31, 2003, were $3.6 million (versus $3.0 million for 2002). These services were mainly comprised of benefit plan and joint venture audits, and attestation procedures related to cost certifications and government compliance.

Tax Fees

The aggregate fees billed by PwC for tax services rendered to ExxonMobil for the fiscal year ended December 31, 2003, were $14.8 million (versus $13.4 million for 2002). These services are described below.

- PwC assisted in preparing tax returns for individual ExxonMobil expatriate and former expatriate employees. These fees were $12.8 million for 2003 (versus $11.4 million for 2002).

- PwC also assisted various ExxonMobil affiliates with the preparation of local tax filings and related tax services. These fees were $2.0 million for 2003 (versus $2.0 million for 2002).

All Other Fees

The aggregate fees billed by PwC for services rendered to ExxonMobil, other than the services described above under "Audit Fees," "Audit-Related Fees," and "Tax Fees," for the fiscal year ended December 31, 2003, were zero (versus $8.3 million in 2002). PwC provided professional services totaling $8.2 million to two ExxonMobil managed financial information systems design and implementation projects in 2002. Both projects were completed during 2002.

Other than audit-related and tax services of the type described above, ExxonMobil does not envision obtaining other non-audit services from PwC.

PwC has been ExxonMobil's independent auditing firm for many years, and we believe they are well qualified for the job. A PwC representative will be at the annual meeting to answer appropriate questions and to make a statement if he desires.

The Audit Committee recommends you vote FOR this proposal.

APPROVAL OF 2004 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN (Item 3 on the proxy card)

We are asking shareholders to approve the Exxon Mobil Corporation 2004 Non-Employee Director Restricted Stock Plan. The 2004 Plan has been approved by the Board but will not become effective unless also approved by shareholders.

The 2004 Plan is intended to help ExxonMobil attract and retain highly qualified individuals to serve as non-employee directors, and to align further their interests with the long-term interests of ExxonMobil shareholders by paying a substantial portion of non-employee director compensation in the form of restricted stock or units that must be held until the non-employee director leaves the Board.

The 2004 Plan will replace ExxonMobil's 1997 Non-Employee Director Restricted Stock Plan. No new awards may be granted under the 1997 Plan.

Following is a brief summary of the 2004 Plan. The full text of the 2004 Plan is included as Appendix B to this proxy statement.

Available Shares; Plan Term

The maximum number of shares that may be issued under the 2004 Plan is one million. If an award is forfeited, the shares subject to that award will not be considered to have been issued and will not count against the Plan maximum. The number of available shares will be adjusted as necessary to reflect future stock splits or similar events.

The 2004 Plan does not have a specified term. Unless the Board terminates the Plan early, new awards may be made until the available shares are depleted.

Administration

The Board has sole authority to make or amend awards under the 2004 Plan and to determine the terms and conditions of awards. Subject to oversight by the Board, the Secretary of the Corporation will establish procedures and forms, and perform related ministerial duties in connection with the Plan.

Eligibility

Awards may be granted only to directors who are not employed by ExxonMobil or its affiliates. Of our 11 nominees for election at the annual meeting, eight are non-employee directors.

Terms and Conditions of Awards

Only restricted stock or restricted stock units may be granted under the Plan.

Restricted stock is an award of shares that may not be sold or transferred while the director remains on the Board. The shares will also be forfeited if the director leaves the Board before reaching the mandatory retirement age established in ExxonMobil's Corporate Governance Guidelines, unless the Board allows the director to retain the shares. Subject to the restriction on transfer and risk of forfeiture, a director will otherwise have the same rights as a regular shareholder with respect to restricted stock, including the right to vote the shares and receive dividends. Unless the shares are forfeited, shares underlying restricted stock awards will be delivered to the director free of restrictions after the director leaves the Board.

Restricted stock units are similar to restricted stock except the award takes the form of stock units instead of shares. A stock unit is a unit or right with a value equal to the value of one share of stock. Restricted stock units are subject to the same restrictions on transfer and risk of forfeiture as restricted stock. During the restricted period, a holder of restricted stock units will be paid cash amounts corresponding to dividends but will not have voting or other shareholder rights. Unless forfeited, restricted stock units may be settled by delivery of shares or cash after the director leaves the Board.

Initial Award Amounts

If the Plan is approved by shareholders, the Board expects to grant 1,600 shares of restricted stock under the Plan to each non-employee director elected at the annual meeting. This grant would be in addition to the final grant of 2,400 shares made earlier this year under the 1997 Plan described on page 11. The Board believes it is appropriate to increase the annual restricted stock grant for non-employee directors in order to remain competitive with other major public companies and to ensure that a substantial majority of non-employee director compensation continues to be paid in the form of stock that must be held as long as the director remains on the Board.

Amendment of the Plan

The Board may amend the 2004 Plan or any outstanding award, except that shareholder approval will be required for any amendment to increase the number of shares issuable (other than in connection with a stock split or similar event) or that would be a "material revision" under NYSE rules. Material revisions requiring shareholder approval would include amending the Plan to expand the types of awards that may be made or to allow awards to be made to persons other than the non-employee directors.

U.S. Federal Tax Consequences

Non-employee directors will generally recognize as taxable income the fair market value of restricted stock or restricted stock units on the date the restricted period ends. The Corporation is entitled to a corresponding tax deduction at the same time. Dividends or dividend equivalents paid during the restricted period are taxable compensation income to the non-employee director and are deductible by the Corporation.

The Board recommends you vote FOR this proposal.

SHAREHOLDER PROPOSALS
(Items 4 through 11 on the proxy card)

We expect the following proposals to be presented by shareholders at the annual meeting. Following SEC rules, other than minor formatting changes, we are reprinting the proposals and supporting statements as they were submitted to us. We take no responsibility for them. On request to the Secretary at the address listed under "Contact Information" on page 3, we will provide information about the sponsors' shareholdings, as well as the names, addresses, and shareholdings of any co-sponsors.

The Board recommends you vote AGAINST proposals 4 through 11 for the reasons we give after each one.

SHAREHOLDER PROPOSAL: POLITICAL CONTRIBUTIONS
(Item 4 on the proxy card)

This proposal was submitted by Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037.

"RESOLVED: That the stockholders of ExxonMobil assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political nonpartisanship. To this end the following practices are to be avoided:

(a) The handing of contribution cards of a single political party to an employee by a supervisor.

(b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fund raising committee.

(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

(e) Placing a preponderance of contribution cards of one party at mail station locations.

REASONS: The Corporation must deal with a great number of governmental units, commissions and agencies. It should maintain scrupulous political neutrality to avoid embarrassing entanglements detrimental to its business. Above all, it must avoid the appearance of coercion in encouraging its employees to make political contributions against their personal inclination. The Troy (Ohio) News has condemned partisan solicitation for political purposes by managers in a local company (not ExxonMobil). And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report. Last year the owners of 261,248,318 shares voted FOR this resolution, representing approximately 6.4% of shares voting.

If you AGREE, please mark your proxy FOR this resolution."

The Board recommends you vote AGAINST this proposal for the following reasons:

- The Company does not engage in any of the practices listed by the proponent.

- Our policy on political activity is incorporated in our *Standards of Business Conduct*. This document is disseminated to all employees and is available on our internet site at www.exxonmobil.com. Compliance with these standards is affirmed annually by all employees.

- In the U.S., it is illegal for ExxonMobil to fund political candidates for federal office. ExxonMobil does not make contributions to political candidates or political parties except as permitted by applicable laws and authorized by the Board of Directors.

- Individuals are permitted to make political contributions to candidates for political office. In the U.S., a number of ExxonMobil employees choose to voluntarily participate in the ExxonMobil Political Action Committee (PAC).

- U.S. federal law prohibits some of the practices listed by the proponent; the Company engages in none of them. Employees participating in political activity do so as private citizens and not as representatives of the Corporation.

- Board policy on political activities clearly states that "An employee's personal lawful political contributions, or a decision not to make contributions, will not influence the employee's compensation, job security, or opportunities for advancement." This policy is included in the

remarks made by the executive conducting any meeting where employees are asked to consider making a voluntary contribution to the ExxonMobil PAC.

- The ExxonMobil PAC restricts solicitation for voluntary contributions to senior level managers and professionals only. Elections to contribute are not collected at Company meetings nor are they sent to Company managers. Contributions go directly to an outside vendor that collects and manages the funds available to the ExxonMobil PAC. Neither the names of contributors nor the amounts of any contributions are released to ExxonMobil management.

It is the Corporation's policy to communicate information and views on issues of public debate that have an important impact on our business. Registering and voting; contributing financially to the party or candidates of one's choice; keeping informed on political matters; serving on civic bodies; and campaigning and officeholding at local, state, or national levels are highly important rights and responsibilities of the citizens of democracies and we encourage our employees to participate.

Since the Company has a policy on political contributions and does not engage in any of the practices listed by the proponent, the Board believes the Company has already affirmed its political nonpartisanship.

SHAREHOLDER PROPOSAL: POLITICAL CONTRIBUTIONS REPORT
(Item 5 on the proxy card)

This proposal was submitted by the Sierra Club, 85 Second Street, Second Floor, San Francisco, California 94105-3441.

"Resolved:

We hereby request that Exxon Mobil Corporation (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations; and

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses grave concerns for shareholders. We believe that the perception that government contracts or weakening of regulations are a reward for campaign contributions is not in the long-term best interests of our company or our country. We believe that reliance on government favor may also prove an uncertain future source of revenue. In addition, a shareholder with one political persuasion may object if her company is found to contribute to the campaign of candidates with dissonant persuasion. At the very least, we believe that investors will be served with full disclosure.

A case in point is the controversial role of energy companies, such as ExxonMobil, in the formation of energy policy as part of the Cheney Energy Task Force under the current presidential administration.

The White House has refused to make Task Force information available under the Freedom of Information Act not only to the Sierra Club and other non-profits, but also the General Accounting Office. According to the GAO, 'The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at our disposal,' the GAO said. (http://stacks.msnbc.com/news/957178.asp?0cv=CB10)

The GAOs final report confirmed that administration officials met with a procession of lobbyists and executives from the energy industry, including coal, nuclear, natural gas and electricity companies. (http://stacks.msnbc.com/news/957178.asp?0cv=CB10) According to one source dated June 16, 2002, 'ExxonMobil was the second largest campaign contributor, after Enron, in the current election cycle.' (http://www.thenation.com/capitalgames/index.mhtml?bid=3&pid=74)

The Sierra Club continues to fight for full disclosure of how oil, nuclear and coal companies dictate the Administration's energy policy behind closed doors, according to Patrick Gallagher, Director of Environmental Law for the Sierra Club.

We believe full disclosure of our company's political efforts should be shared with investors.

For this reason we urge you to vote FOR this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

- Our policy on political activity is incorporated in our *Standards of Business Conduct*. This document is disseminated to all employees and is available on our internet site at www.exxonmobil.com. Compliance with these standards is affirmed annually by all employees.

- In the U.S., it is illegal for ExxonMobil to fund political candidates for federal office. ExxonMobil does not make contributions to political candidates or political parties except as permitted by applicable laws and authorized by the Board of Directors.

- Individuals are permitted to make political contributions to candidates for political office. In the U.S., a number of ExxonMobil employees choose to voluntarily participate in the ExxonMobil Political Action Committee (PAC).

- In the U.S., political contributions of all types are subject to extensive regulation and public disclosure. The ExxonMobil PAC files monthly reports of receipts and disbursements to the Federal Election Commission (FEC), as well as pre-election and post-election FEC reports. All political contributions over $200 are shown in public information made available by the FEC. Under the Lobbying Disclosure Act of 1995, ExxonMobil submits to Congress semi-annual reports, which are publicly available.

- ExxonMobil was *not* among the top political party or PAC contributors in the 2001-2002 election cycle as claimed by the proponent. In fact, according to Political Money Line (an independent organization that publishes data based on FEC reports), ExxonMobil did not rank among the top 100 political party or PAC contributors.

- Canada is the only country outside of the U.S. where an ExxonMobil affiliate makes political contributions. Political contributions by corporations are legal in Canada within certain prescribed limits. Imperial Oil Limited, a majority-owned Canadian affiliate of the Corporation, follows strict guidelines when making political contributions. These contributions are made to registered political parties and all contributions are within the legal limits. In Canada, all contributions are published by the Chief Electoral Officer.

It is the Corporation's policy to communicate information and views on issues of public debate that have an important impact on our business. Registering and voting; contributing financially to the party or candidates of one's choice; keeping informed on political matters; serving on civic bodies; and campaigning and officeholding at local, state, or national levels are highly important rights and responsibilities of the citizens of democracies and we encourage our employees to participate.

Since the information requested by the proponent is already publicly available, the Board does not believe a separate report is necessary.

SHAREHOLDER PROPOSAL: MEDIA RESPONSE ON EQUATORIAL GUINEA (Item 6 on the proxy card)

This proposal was submitted by K. Bandell, 11065 East Imperial Highway, Apartment 17, Norwalk, California 90650-2223.

"Whereas, Exxon Mobil Corporation (EMC) was on 16 November 2003, the focus of a uniformly critical and unflattering segment of '60 Minutes,' a segment which, produced through CBS, was nationally televised and which included a statement to the effect that EMC had refused to be interviewed on the program's terms—that is, by prerecording, and

Whereas, failure to participate on camera left EMC open to dealing with unchallenged allegations about its operations in Equatorial Guinea, allegations which included but were not limited to the following:

— operating offshore both to explore and to extract oil reserves under terms of a contract authorizing appropriation by EMC of more than ninety per cent of profits generated

— consciously colluding with a government whose president, Teodoro Obiang Nguema Mbasogo, unabashedly diverts royalties from petroleum operations into the service of conspicuous consumption by himself, by members of his family and by an oligarchical circle of politically compatible supporters

— opulently dining, wining and sequestering from media access President Obiang during a visit to EMC headquarters in Texas

— ignoring blatant human rights abuses and specifically those relating to suppression of free speech by Equatorial Guineans who object to socioeconomic disparities to which EMC has become an accessory and an accomplice—that is, disparities in access to education, to participation and to wealth, and

Whereas, submitted in writing to '60 Minutes' on 16 October 2003, EMC's response to specific questions about its operations in Equatorial Guinea, a study in ambiguity and in evasion, was and remains inclusive of almost no corroboratable data about its alleged stewardship of environmental and of human rights, and whereas, personnel from shareholder services and from investor relations have discouraged submission of a proposal designed to facilitate public exploration about and illumination of its position relating to the types of charges heretofore cited, therefore, be it resolved that as an addendum to Exxon Mobil Corporation's 2005 annual report, an addendum universally available, information about its operations in Equatorial Guinea will be included and will cover but not be limited to the following:

— replicating questions posed in writing by '60 Minutes' and EMC's responses

— accounting for the national origins and numbers of personnel employed in Equatorial Guinea, for assigned job categories and for salaries

— engaging concerns about sheltering the cynically cavalier plundering of all but a minority of Equatorial Guineans by President Obiang and cohorts

— reacting to statements by Human Rights Watch about EMC's passive acquiescence to abuses which, if allowed to remain unchecked, may help nurture a template of potentially explosive dissent

— discussing in detail plans to address a widely disseminated suggestion that EMC functions in Equatorial Guinea as if a twenty-first century variation on a nineteenth century robber baron."

The Board recommends you vote AGAINST this proposal for the following reasons:

- We believe the proposal is vague and undefined. The proposal provides little explanation as to what specific conduct ExxonMobil is accused of "sheltering" and to what actions ExxonMobil is accused of having passively acquiesced. We believe there is not enough information to enable shareholders to understand what they are being asked to consider or to enable the Corporation to know what actions we should take.

- We interpret this proposal to ask ExxonMobil to provide information on our operations in Equatorial Guinea, including employee profiles and issues raised and suggestions made in the *60 Minutes* program, as well as to make public our written response to questions submitted by *60 Minutes*.

- Regarding the *60 Minutes* program, following the broadcast, ExxonMobil made public on our internet site a specific response to the broadcast. Prior to the broadcast, ExxonMobil provided written, factual background information and responded in writing to questions presented by the *60 Minutes* correspondent. Unfortunately, the program producers chose not to use any of the information we provided. The written questions posed by *60 Minutes* to the Corporation and our responses have also been made public on our internet site. All of this information was provided to the proponent.

-

ExxonMobil regularly informs shareholders and the public about its operations and activities worldwide. Our activities in Equatorial Guinea are discussed in our *Corporate Citizenship Report*. In addition, a recent search of ExxonMobil's internet site for "Equatorial Guinea" yielded no less than 90 specific references with information on Equatorial Guinea.

ExxonMobil currently produces oil and gas in a number of West African countries, including Equatorial Guinea, where our affiliate holds interests in two offshore deepwater blocks. ExxonMobil seeks to improve the quality of life in all of the communities in which we operate. In addition to providing jobs to local residents, ExxonMobil provides financial support for many community activities in Equatorial Guinea, amounting to more than $4 million in recent years. We are involved in projects in partnership with the government, which include schools, community education programs, and health initiatives.

The people of Equatorial Guinea have benefited and will continue to benefit from the successful growth and development of their oil and gas resources. Payments made to the government of Equatorial Guinea are in accordance with the terms of our contractual obligations and include royalties and income taxes. Wages, benefits, and salaries paid to our Equatorial Guinea employees and contractors also contribute to the national economy. ExxonMobil and our co-venturer support community and social projects beyond the requirements of our contract with the government.

ExxonMobil condemns human rights violations in any form. Our *Standards of Business Conduct*, available on our internet site, are the foundation policies for the Corporation and establish our approach for the conduct of each ExxonMobil location around the world, including Equatorial Guinea.

Since the proposal appears vague and undefined, and information regarding our operations in Equatorial Guinea, as well as specific information regarding our response to the *60 Minutes* program, are already available to shareholders and the public on our internet site at www.exxonmobil.com, the Board does not believe a separate addendum to the 2005 Summary Annual Report is necessary.

SHAREHOLDER PROPOSAL: BOARD CHAIRMAN AND CEO
(Item 7 on the proxy card)

This proposal was submitted by clients of Ram Trust Services, Inc., 45 Exchange Street, Portland, Maine 04101.

"RESOLVED, that the shareholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

ExxonMobil's proxy statement filed on April 17, 2003, the Company states that:

The Board of Directors performs a number of functions for ExxonMobil and its shareholders, including:

— *Overseeing the management of the company on your behalf;*

— *Reviewing ExxonMobil's long-term strategic plans;*

— *Exercising direct decision-making authority in key areas, such as declaring dividends;*

— *Selecting the CEO and evaluating the CEO's performance; and*

— *Reviewing development and succession plans for ExxonMobil's top executives.*
(Emphasis supplied)

Proponent believes that separation of the roles of Chairman of the Board and the CEO will provide greater accountability of management to the shareholders, and provide more independent oversight of management, including the CEO, by the Board of Directors.

Corporate governance experts have questioned how one person serving as both Chairman of the Board and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Directors' Professionalism has recommended that an independent director should be charged with 'organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises.' ExxonMobil itself states that one of the Board's responsibilities is 'selecting the CEO and evaluating the CEO's performance.' Proponent believes that this responsibility would be best served if the CEO, whose authority is set and whose

performance is evaluated by the Board of Directors, is not a member of that Board. Proponent further believes that the concern for the Board's ability to independently evaluate the performance of the CEO is particularly compromised if the individual serving as CEO is also the Chairman of the very Board that is charged with evaluating his or her performance.

Proponent believes that the independence of the Board of Directors would best be ensured if the office of CEO remains independent of the Board, the body that is responsible for overseeing management, and that the position of Chairman of the Board be held by an independent director, a non-employee of ExxonMobil.

Vote "YES" on this proposal to support Board independence!

For further information, see www.ragm.com/exxon."

The Board recommends you vote AGAINST this proposal for the following reasons:

- Independent directors make up a substantial majority of the Board and normally meet in executive session after each regular Board meeting.

- Only independent directors serve on the Audit, Board Affairs, Compensation, Contributions, and Public Issues Committees.

-

The Chairs of two key Board committees serve as co-presiding directors for non-employee director executive sessions on a structured, rotational basis.

- The CEO's service as Chairman contributes to the successful integration of all stakeholder interests in pursuit of Company objectives and does not impair Board independence.

Ten of ExxonMobil's 13 current directors are independent. The independent directors hold regular and frequent executive sessions. These sessions—currently scheduled for eight times a year—take place outside the presence of the CEO or any other Company employee.

Under our Corporate Governance Guidelines (see Appendix C), the Chair of either the Board Affairs Committee or the Compensation Committee normally presides at executive sessions. The Compensation Committee Chair serves as presiding director for executive sessions when the primary topics of discussion relate to matters such as the performance evaluation and compensation of the CEO or CEO succession planning. The Board Affairs Committee Chair serves as presiding director for executive sessions when the primary topics of discussion relate to corporate governance. The independent directors also have authority to designate a different presiding director depending on the primary subject matter of a particular executive session.

A premise of the shareholder proposal appears to be that the CEO's service as Chairman could impair the Board's independence. As demonstrated above, this is not the case at ExxonMobil. Rather, we believe combining the offices of CEO and Chairman contributes to a more efficient and effective Board. The CEO bears primary responsibility for managing the Company's business day to day. As such, we believe the CEO is the person in the best position to chair regular Board meetings and help ensure that key business issues and stakeholder interests are

brought to the Board's attention. However, as provided in our Corporate Governance Guidelines, any director may request the inclusion of specific agenda items for Board meetings.

The supporting statement for the proposal specifically implies that, by serving as Chairman, the CEO participates in his own performance evaluation. This is false. At ExxonMobil, the CEO's performance is evaluated solely by the independent directors meeting outside the presence of the CEO or any other Company employee. Performance feedback is provided to the CEO by the Chair of the Compensation Committee.

The Board retains the authority to separate the offices of Chairman and CEO if it deems such a change appropriate. However, at present the Board believes the rotational presiding director structure described above effectively meets the concerns expressed by the shareholder proposal and that implementing the proposal would reduce Board effectiveness.

SHAREHOLDER PROPOSAL: EXECUTIVE COMPENSATION
(Item 8 on the proxy card)

This proposal was submitted by Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057-2717.

"Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial 'Remuneration' entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily 'align shareowner/management relations', with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

- It is not legal to discontinue all "rights" that an executive might have, which could be read to include rights under employment and other laws.

- No executive in ExxonMobil has an "employment contract" that provides compensation assurances.

- There is no formal severance payment program for the "top 5 of Management" or any other executive.

- As stated in the Compensation Committee report, stock-based incentive awards are granted to maintain the business focus of senior executives on achieving superior long-term corporate performance to enhance shareholder value.

- Stock-based incentive awards are also intended to reward and retain selected employees and to align their interests with the interests of shareholders.

- The proposed resolution to disallow certain incentive awards would make it more difficult to align executive interests with the interests of shareholders and would place the Corporation at a significant competitive disadvantage with other companies for executive talent.

Incentive awards make up a substantial component of senior executives' potential compensation dependent upon increased shareholder return through stock ownership. The incentive program helps align total pay with that of competition; it recognizes increasing levels of responsibility; and it rewards high levels of individual and corporate performance. Of critical importance, the incentive program aligns the focus and emphasis of executives with the long investment lead times of the business. The incentive program is designed to retain the management talent needed to maintain our position of leadership in the industry.

The Board does not support this proposal as it will limit the ability to retain the key individuals needed to maintain the Corporation's long-term competitive advantage.

SHAREHOLDER PROPOSAL: EQUITY COMPENSATION REPORT
(Item 9 on the proxy card)

This proposal was submitted by Ms. Jennifer Ladd, 245 Main Street, #207, Northampton, Massachusetts 01060, as lead proponent of a filing group.

"WHEREAS,

Commendably, ExxonMobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped to create it. We are proud of the accomplishments of ExxonMobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of ExxonMobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at ExxonMobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at ExxonMobil, go almost exclusively to white men. If ExxonMobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution."

The Board recommends you vote AGAINST this proposal for the following reasons:

- The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship worldwide, including the administration of equity compensation.

- The distribution of cash and equity compensation is based on an annual process of performance assessment and the results are analyzed each year to ensure they are nondiscriminatory.

- The level of responsibility of each individual is also a factor in determining annual equity (and compensation) grants. The process of determining responsibility levels through position assignments, promotions, and career development is carefully assessed on an ongoing basis to ensure that all employees have an opportunity to compete fairly, regardless of race or gender, based on a common set of standards and expectations.

- In 2002 and 2003, the only form of equity compensation awarded was restricted stock. Restricted stock awards were granted to selected employees of the Corporation and its affiliates in over 80 countries; thus, applying U.S. ethnic categories in such a multinational context would not yield meaningful information.

Assessing all employees fairly and working to ensure they are representative of the societies in which we do business is a clear and well-understood strategy among all managers and employees of the Corporation. This strategy is integral to sustaining a competitive advantage and is vital to maintaining our position as the premier company in the industry. The Company has programs to support this strategy. They are described in detail in our annual *Corporate Citizenship Report*, which is available to shareholders and the public on our internet site at www.exxonmobil.com. The Company's commitment and progress in the area of advancing women and minorities is also documented in this report; thus, the

Board does not believe a separate report relating narrowly to the distribution of equity is required.

SHAREHOLDER PROPOSAL: AMENDMENT OF EEO POLICY
(Item 10 on the proxy card)

This proposal was submitted by the New York City Employees' Retirement System, 1 Centre Street, New York, New York 10007-2341, as lead proponent of a filing group.

"**WHEREAS:** ExxonMobil does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

Many of our peers, including Amerada Hess, BP, ChevronTexaco, ConocoPhillips, Marathon Oil, Occidental Petroleum, Shell Oil, and Sunoco explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Two-thirds of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign;

A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64% of large employers prohibited discrimination on the basis of sexual orientation;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Fourteen states, the District of Columbia and more than 150 cities and counties, including the city of Dallas, have laws prohibiting employment discrimination based on sexual orientation;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians;

RESOLVED: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

The Board recommends you vote AGAINST this proposal for the following reasons:

- This proposal suggests that ExxonMobil condones discrimination based on sexual orientation, which is false.
- ExxonMobil has zero tolerance discrimination and harassment policies.
- Our policies on discrimination and harassment in the Company workplace are comprehensive in nature, are rigorously enforced, and are followed by all employees wherever we operate in the world.

- Our all-inclusive global policy, supported by comprehensive ongoing training, eliminates any doubt among employees, supervisors, contractors, or anyone else in our worldwide operations that discrimination and harassment for any reason, including sexual orientation, is prohibited.
- Country-specific policies are established only to recognize and honor the specific legal requirements in countries where required.
- In responding to this proposal for the sixth consecutive year, the Board reaffirms its strong position that the Company's policies are comprehensive to meet worldwide operations, and specific to meet country-specific laws and regulations. There has been no evidence of a problem regarding discrimination on the basis of sexual orientation raised by the employees of ExxonMobil.
- The request to amend the Company's policies is unwarranted and unnecessary. Discrimination of any form in the Company is not tolerated and the Company's steadfast adherence to these policies ensures that is the case.

SHAREHOLDER PROPOSAL: CLIMATE SCIENCE REPORT
(Item 11 on the proxy card)

This proposal was submitted by Christian Brothers Investment Services, Inc., 90 Park Avenue, 29th Floor, New York, New York 10016-1301, as lead proponent of a filing group.

"Whereas:

Corporations have a social responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may in the course of business impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these 'externalities,' partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Effective policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information that may impact the quality of regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 *Third Assessment Report*:

> 'There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century.'

The study describes climate impacts, such as higher global temperatures and increased precipitation, as 'very likely.'

The National Academy of Sciences (NAS) concurs:

> 'The degree of confidence in the IPCC assessment is higher today than it was 10, or even five years ago...there is general agreement that the observed warming is real and particularly strong within the past 20 years.'

ExxonMobil has funded scientific studies and made public statements regarding the science of climate change that appear to conflict with these conclusions. According to the June 2002 edition of *ExxonMobil Perspectives*:

> 'There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate...'

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2005 annual shareholder meeting, the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC and NAS.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss all relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position."

The Board recommends you vote AGAINST this proposal for the following reasons:

- ExxonMobil's position on climate change is based on direct engagement in the ongoing scientific process and not on any particular set of "data" from among the tens of thousands of papers and research results published in this area.

- The recently released ExxonMobil *A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy* refers to the complex, interrelated set of issues and disciplines relevant to climate change.

- This report can be viewed and printed from our internet site at www.exxonmobil.com, or a copy requested by using the "Contact Information" on page 3.

The scientific process on climate change is immense, complex and evolving with new information emerging every month. Research has been well-funded by the U.S. government for many years, with recent budgets in the neighborhood of two billion dollars per year. Relevant research covers natural science, technology, economics, and policy analysis.

ExxonMobil has been an industry leader in climate science since 1980. Our scientists interact with researchers at universities, national labs, and other institutions; as well as participate in and help to organize research seminars, symposia, and workshops in which results and ideas are disseminated. Our scientists have authored nearly 60 papers in scientific and technical publications on climate change (with over 30 published in peer-reviewed journals). Our scientists have also been nominated to serve on numerous review boards and assessments, including acting as lead authors with the Intergovernmental Panel on Climate Change. We have supported, and in some cases helped to create, cutting edge climate-related research at leading institutions, including Carnegie Mellon University, Lamont-Doherty Earth Observatory at Columbia University, MIT, Princeton, Yale, and Stanford.

ExxonMobil's views on climate science are available to the public in *A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy*, scientific journals, and on our internet site at www.exxonmobil.com. As explained in this response, these views are not based on any particular set of climate data or papers, from among the thousands of lengthy publications that might be compiled in a report as requested by the proponents. Rather, our views are based on long-term direct participation in, and support for, climate science research.

Since our views on climate science are not based on a specific set of climate data and research, the Board believes that amassing information on climate science is not practical and no single report can accurately represent the complexity of climate science.

ADDITIONAL INFORMATION

Other Business

We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.

People with Disabilities

We can provide reasonable assistance to help you participate in the meeting if you tell us about your disability and your plans to attend. Please call or write the Secretary at least two weeks before the meeting at the telephone number or address listed under "Contact Information" on page 3.

Outstanding Shares

On February 29, 2004, 6,559,511,302 shares of common stock were outstanding. Each common share has one vote.

How We Solicit Proxies

In addition to this mailing, ExxonMobil officers and employees may solicit proxies personally, electronically, by telephone, or with additional mailings. ExxonMobil pays the costs of soliciting this proxy. We are paying D. F. King & Co. a fee of $27,500 plus expenses to help with the solicitation. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Shareholder Proposals for Next Year

Any shareholder proposal for the annual meeting in 2005 must be sent to the Secretary at the address of ExxonMobil's principal executive office listed under "Contact Information" on page 3. The deadline for receipt of a proposal to be considered for inclusion in the proxy statement is 5:00 p.m. Central Standard Time on December 15, 2004. The deadline for notice of a proposal for which a shareholder will conduct his or her own solicitation is February 28, 2005. On request, the Secretary will provide instructions for submitting proposals.

Duplicate Annual Reports

Registered shareholders with multiple accounts may authorize ExxonMobil to discontinue mailing extra summary annual reports by marking the "discontinue annual report mailing for this account" box on the proxy card. If you vote via the internet or by telephone, you will also have the opportunity to indicate that you wish to discontinue receiving extra annual reports. At least one account must continue to receive an annual report. Eliminating these duplicate mailings will not affect receipt of future proxy statements and proxy cards.

Also, you may call ExxonMobil Shareholder Services at the toll-free telephone number listed on page 3 at any time during the year to discontinue duplicate mailings.

Shareholders with the Same Address

If you share an address with one or more other ExxonMobil shareholders, we send only one annual report and proxy statement to that address unless one or more shareholders at that address specifically elect to receive separate mailings. We will promptly send a separate annual report and proxy statement to a shareholder at a shared address on request. Shareholders with a shared address may also request us to send separate annual reports and proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address. All requests may be made by calling ExxonMobil Shareholder Services at the telephone number listed under "Contact Information" on page 3.

Financial Section

The year 2003 consolidated financial statements and auditor's report; management's discussion and analysis of financial condition and results of operations; information concerning the quarterly financial data for the past two fiscal years; and other information are provided in Appendix A.

SEC Form 10-K

Shareholders may obtain a copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K without charge by writing to the Secretary at the address listed under "Contact Information" on page 3 or by visiting ExxonMobil's internet site at www.exxonmobil.com.

APPENDIX A
FINANCIAL SECTION

TABLE OF CONTENTS

BUSINESS PROFILE

Financial	Earnings After Income Taxes 2003	Earnings After Income Taxes 2002	Average Capital Employed 2003	Average Capital Employed 2002	Return on Average Capital Employed 2003	Return on Average Capital Employed 2002	Capital and Exploration Expenditures 2003	Capital and Exploration Expenditures 2002
	(millions of dollars)				(percent)		(millions of dollars)	
Upstream								
United States	$ 3,905	$ 2,524	$ 13,508	$ 13,264	28.9	19.0	$ 2,125	$ 2,357
Non-U.S.	10,597	7,074	34,164	29,800	31.0	23.7	9,863	8,037
Total	$ 14,502	$ 9,598	$ 47,672	$ 43,064	30.4	22.3	$ 11,988	$ 10,394
Downstream								
United States	$ 1,348	$ 693	$ 8,090	$ 8,060	16.7	8.6	$ 1,244	$ 980
Non-U.S.	2,168	607	18,875	17,985	11.5	3.4	1,537	1,470
Total	$ 3,516	$ 1,300	$ 26,965	$ 26,045	13.0	5.0	$ 2,781	$ 2,450
Chemicals								
United States	$ 381	$ 384	$ 5,194	$ 5,235	7.3	7.3	$ 333	$ 575
Non-U.S.	1,051	446	8,905	8,410	11.8	5.3	359	379
Total	$ 1,432	$ 830	$ 14,099	$ 13,645	10.2	6.1	$ 692	$ 954
Corporate and financing	1,510	(442)	6,637	4,878	—	—	64	77
Merger related expenses	—	(275)	—	—	—	—	—	—
Discontinued operations	—	449	—	710	—	63.2	—	80
Accounting change	550	—	—	—	—	—	—	—
Total	$ 21,510	$ 11,460	$ 95,373	$ 88,342	20.9	13.5	$ 15,525	$ 13,955

See Frequently Used Terms on pages A4 and A5 for a definition and calculation of capital employed and return on average capital employed.

Operating	2003	2002		2003	2002
	(thousands of barrels daily)			(thousands of barrels daily)	
Net liquids production			Petroleum product sales		
United States	610	681	United States	2,729	2,731
Non-U.S.	1,906	1,815	Non-U.S.	5,228	5,026
Total	2,516	2,496	Total	7,957	7,757
	(millions of cubic feet daily)			(thousands of barrels daily)	
Natural gas production available for sale			Refinery throughput		
United States	2,246	2,375	United States	1,806	1,834

Non-U.S.	7,873	8,077	Non-U.S.	3,704	3,609
Total	10,119	10,452	Total	5,510	5,443
	(thousands of oil-equivalent barrels daily)			(thousands of metric tons)	
Oil-equivalent production *(1)*	4,203	4,238	Chemical prime product sales		
			United States	10,740	11,386
			Non-U.S.	15,827	15,220
			Total	26,567	26,606

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

A2

FINANCIAL SUMMARY

	2003	2002	2001	2000	1999
	(millions of dollars, except per share amounts)				
Sales and other operating revenue *(1)*					
Upstream	$ 21,330	$ 16,484	$ 18,567	$ 21,509	$ 14,565
Downstream	195,511	168,032	174,185	188,563	153,345
Chemicals	20,190	16,408	15,943	17,501	13,777
Other	23	25	20	23	72
Total	$ 237,054	$ 200,949	$ 208,715	$ 227,596	$ 181,759
Earnings					
Upstream	$ 14,502	$ 9,598	$ 10,736	$ 12,685	$ 6,244
Downstream	3,516	1,300	4,227	3,418	1,227
Chemicals	1,432	830	707	1,161	1,354
Corporate and financing	1,510	(442)	(142)	(538)	(511)
Merger related expenses	—	(275)	(525)	(920)	(469)
Income from continuing operations	$ 20,960	$ 11,011	$ 15,003	$ 15,806	$ 7,845
Discontinued operations	—	449	102	184	65
Extraordinary gain	—	—	215	1,730	—
Accounting change	550	—	—	—	—
Net income	$ 21,510	$ 11,460	$ 15,320	$ 17,720	$ 7,910
Net income per common share	$ 3.24	$ 1.69	$ 2.23	$ 2.55	$ 1.14
Net income per common share – assuming dilution	$ 3.23	$ 1.68	$ 2.21	$ 2.52	$ 1.12
Cash dividends per common share	$ 0.980	$ 0.920	$ 0.910	$ 0.880	$ 0.844
Net income to average shareholders' equity (percent)	26.2	15.5	21.3	26.4	12.6
Net income to total revenues and other income (percent)	8.7	5.6	7.2	7.6	4.3

Working capital	$ 7,574	$ 5,116	$ 5,567	$ 2,208	$ (7,592)
Ratio of current assets to current liabilities	1.20	1.15	1.18	1.06	0.80
Additions to property, plant and equipment	$ 12,859	$ 11,437	$ 9,989	$ 8,446	$ 10,849
Property, plant and equipment, less allowances	$ 104,965	$ 94,940	$ 89,602	$ 89,829	$ 94,043
Total assets	$ 174,278	$ 152,644	$ 143,174	$ 149,000	$ 144,521
Exploration expenses, including dry holes	$ 1,010	$ 920	$ 1,175	$ 936	$ 1,246
Research and development costs	$ 618	$ 631	$ 603	$ 564	$ 630
Long-term debt	$ 4,756	$ 6,655	$ 7,099	$ 7,280	$ 8,402
Total debt	$ 9,545	$ 10,748	$ 10,802	$ 13,441	$ 18,972
Fixed charge coverage ratio (times)	30.8	13.8	17.7	15.6	6.6
Debt to capital (percent)	9.3	12.2	12.4	15.4	22.0
Net debt to capital (percent)	(1.2)	4.4	5.3	7.9	20.4
Shareholders' equity at year-end	$ 89,915	$ 74,597	$ 73,161	$ 70,757	$ 63,466
Shareholders' equity per common share	$ 13.69	$ 11.13	$ 10.74	$ 10.21	$ 9.13
Average number of common shares outstanding (millions)	6,634	6,753	6,868	6,953	6,906
Number of regular employees at year-end (thousands) *(2)*	88.3	92.5	97.9	99.6	106.9
CORS employees not included above (thousands) *(3)*	17.4	16.8	19.9	18.7	15.7

(1) *Sales and other operating revenue includes excise taxes of $23,855 million for 2003, $22,040 million for 2002, $21,907 million for 2001, $22,356 million for 2000 and $21,646 million for 1999.*

(2) *Regular employees are defined as active executive, management, professional, technical and wage employees who work full-time or part-time for the company and are covered by the company's benefit plans and programs.*

(3) *CORS employees are employees of company-operated retail sites.*

FREQUENTLY USED TERMS

Listed below are definitions of several of ExxonMobil's key business financial performance measures. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments and property, plant and equipment from the Consolidated Statement of Cash Flows. This cash flow is the total sources of cash from both operating the company's assets and from the divesting of assets. The corporation employs a long-standing disciplined regular review process to ensure that all assets are contributing to the company's strategic and financial objectives. Assets are divested when they are no longer meeting these objectives or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

Cash flow from operations and asset sales	**2003**	**2002**	**2001**

	(millions of dollars)		
Net cash provided by operating activities	$ 28,498	$ 21,268	$ 22,889
Sales of subsidiaries, investments and property, plant and equipment	2,290	2,793	1,078
Cash flow from operations and asset sales	$ 30,788	$ 24,061	$ 23,967

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the corporation, it includes ExxonMobil's share of total debt and shareholders' equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the corporation believes should be included to provide a more comprehensive measure of capital employed.

Capital employed	2003	2002	2001
		(millions of dollars)	
Business uses: asset and liability perspective			
Total assets	$ 174,278	$ 152,644	$ 143,174
Less liabilities and minority share of assets and liabilities			
Total current liabilities excluding notes and loans payable	(33,597)	(29,082)	(26,411)
Total long-term liabilities excluding long-term debt and equity of minority and preferred shareholders in affiliated companies	(37,839)	(35,449)	(29,975)
Minority share of assets and liabilities	(4,945)	(4,210)	(3,985)
Add ExxonMobil share of debt-financed equity company net assets	4,151	4,795	5,182
Total capital employed	$ 102,048	$ 88,698	$ 87,985
Total corporate sources: debt and equity perspective			
Notes and loans payable	$ 4,789	$ 4,093	$ 3,703
Long-term debt	4,756	6,655	7,099
Shareholders' equity	89,915	74,597	73,161
Less minority share of total debt	(1,563)	(1,442)	(1,160)
Add ExxonMobil share of equity company debt	4,151	4,795	5,182
Total capital employed	$ 102,048	$ 88,698	$ 87,985

RETURN ON AVERAGE CAPITAL EMPLOYED

Return on average capital employed (ROCE) is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our capital employed definition, and exclude the cost of financing. The corporation's total ROCE is net income excluding the after-tax cost of financing, divided by total corporate average capital employed. The corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital intensive long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which tend to be more cash flow based, are used for future investment decisions..

Return on average capital employed	2003	2002	2001
	(millions of dollars)		
Net income	$ 21,510	$ 11,460	$ 15,320
Financing costs (after tax)			
Third-party debt	(69)	(81)	(96)
ExxonMobil share of equity companies	(172)	(227)	(229)
All other financing costs – net *(1)*	1,775	(127)	(25)
Total financing costs	1,534	(435)	(350)
Earnings excluding financing costs	$ 19,976	$ 11,895	$ 15,670
Average capital employed	$ 95,373	$ 88,342	$ 88,000
Return on average capital employed – corporate total	20.9%	13.5%	17.8%

(1) *"All other financing costs – net" in 2003 includes interest income (after tax) associated with the settlement of a U.S. tax dispute.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FUNCTIONAL EARNINGS	2003	2002	2001
	(millions of dollars, except per share amounts)		
Net income (U.S. GAAP)			
Upstream			
United States	$ 3,905	$ 2,524	$ 3,933
Non-U.S.	10,597	7,074	6,803
Downstream			
United States	1,348	693	1,924
Non-U.S.	2,168	607	2,303
Chemicals			
United States	381	384	298
Non-U.S.	1,051	446	409
Corporate and financing	1,510	(442)	(142)
Merger related expenses	—	(275)	(525)
Income from continuing operations	$ 20,960	$ 11,011	$ 15,003
Discontinued operations	—	449	102
Extraordinary gain	—	—	215
Accounting change	550	—	—
Net income (U.S. GAAP)	$ 21,510	$ 11,460	$ 15,320
Net income per common share (U.S. GAAP)	$ 3.24	$ 1.69	$ 2.23
Net income per common share – assuming dilution (U.S. GAAP)	$ 3.23	$ 1.68	$ 2.21

Special items included in net income						
Non-U.S. upstream						
Gain on transfer of Ruhrgas shares	$	1,700	$	—	$	—
U.K. deferred income tax adjustment	$	—	$	(215)	$	—
Corporate and financing						
U.S. tax settlement	$	2,230	$	—	$	—

A6

FORWARD-LOOKING STATEMENTS

Statements in this discussion regarding expectations, plans and future events or conditions are forward-looking statements. Actual future results, including production growth; financing sources; the resolution of contingencies; the effect of changes in prices; interest rates and other market conditions; and environmental and capital expenditures could differ materially depending on a number of factors, such as the outcome of commercial negotiations; changes in the supply of and demand for crude oil, natural gas, and petroleum and petrochemical products; and other factors discussed herein and under the caption "Factors Affecting Future Results" in Item 1 of ExxonMobil's 2003 Form 10-K.

OVERVIEW

The following discussion and analysis of ExxonMobil's financial results, as well as the accompanying financial statements and related notes to consolidated financial statements to which they refer, are the responsibility of the management of Exxon Mobil Corporation. The corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The corporation's business model involves the production (or purchase), manufacture and sale of physical products, and all commercial activities are directly in support of the underlying physical movement of goods.

This straightforward approach extends to the financing of the business. In evaluating business or investment opportunities, the corporation views as economically equivalent any debt obligation, whether included on the face of the consolidated balance sheet, or disclosed as other debt-like obligations in notes to the financial statements, such as ExxonMobil's share of equity company debt and noncancelable, long-term operating leases. This consistent, conservative approach to financing the capital intensive needs of the corporation has helped ExxonMobil to sustain the "triple-A" status of its long-term debt securities for 85 years.

ExxonMobil, with its resource base, financial strength, disciplined investment approach and technology portfolio, is well positioned to participate in substantial investments to develop new energy supplies. While commodity prices remain volatile on a short-term basis depending on supply and demand, ExxonMobil's investment decisions are based on long-term outlooks, using a disciplined approach in selecting and pursuing the most attractive investment opportunities. The corporate plan is a fundamental annual management process that is the basis for setting near-term operating and capital objectives in addition to providing the longer-term economic assumptions used for investment evaluation purposes. Annual volumes are based on individual field production profiles which are also updated annually. Prices for natural gas and other products sold under contract are based on corporate plan assumptions developed annually by major region/contract and used for investment evaluation purposes. Potential investment opportunities are tested over a wide range of economic scenarios to establish the resiliency of each opportunity. Once investments are made, a reappraisal process is completed to ensure relevant lessons are learned and improvements are incorporated into future projects. ExxonMobil views return on capital employed as the best measure of historical capital productivity.

BUSINESS ENVIRONMENT AND OUTLOOK

Upstream

Economic growth is expected to remain the primary driver of energy demand. The corporation expects the global economy to grow at an average rate of about 3 percent per year through 2020. World energy demand should grow by about 2 percent per year, and hydrocarbons – oil, gas and coal – are expected to still account for about 80 percent of energy supply by 2020.

Natural gas is expected to be the fastest growing primary energy source, capturing about one-third of all incremental energy growth and approaching one-quarter of global energy supplies. Natural gas remains the primary choice of fuel to meet worldwide electricity demand, which is expected to grow by about 3 percent per year. An area of significant interest is development of a worldwide liquefied natural gas (LNG) market. The corporation expects the LNG market to quadruple by 2020, accounting for about 13 percent of total world gas demand. During the same period, ExxonMobil's LNG production is expected to outpace market growth and increase by a factor of six. With equity positions in many of the largest remote gas accumulations in the world, the corporation is positioned to benefit from its technology advances in gas liquefaction, transportation and regasification that enable distant gas supplies to reach markets economically.

Meeting growing oil and gas demand will be a challenge, but new technologies will continue to extend the recoverable hydrocarbon resource. The costs to develop these resources are large. According to the International Energy Agency's 2003 report on the world energy investment outlook, the investment required to meet total oil and gas energy demands through 2030 will average about $200 billion per year.

ExxonMobil has a large and diverse global portfolio of both developed and undeveloped acreage which helps mitigate the overall political and technical risk of the corporation's upstream segment. As these resources are converted into production volumes, the corporation expects a shift in the geographic mix of production volumes between now and 2010. For example, oil and natural gas output from Africa, the Caspian region, the Middle East and Russia will more than double during the next seven years based on current capital project execution plans. Currently these growth areas account for less than 20 percent of the corporation's production. By the end of the decade they are expected to generate about 40 percent of total volumes. Production from established areas, including Europe and North America, will decline as a percentage of the corporation's total production but still is expected to represent over half of 2010 volumes.

In addition to a changing geographic mix, there will also be a change in the type of opportunities from which volumes are produced. Production from non-conventional sources using arctic technology, deepwater drilling and production systems, heavy oil recovery processes and LNG is expected to grow from 20 percent to 40 percent of the corporation's output between now and 2010.

Downstream

The downstream continues to experience significant volatility in industry margins. Refining margins are a function of the difference between what a refinery pays for its raw materials (primarily crude oil) and the market prices for the range of products produced (primarily gasoline, heating oil, jet fuel and fuel oil). Crude oil and many products are widely traded with published prices, including those quoted on multiple exchanges around the world (e.g., New York Mercantile Exchange and International Petroleum Exchange). Prices for these commodities (crude and various products) are determined by the marketplace and are impacted by many industry factors, including global and regional supply/demand balances, inventory levels, refinery operations, import/export balances, seasonality and weather. These prices and factors are continuously monitored and input to decisions about which raw materials to buy, facilities to operate and products to make. However, there are no reliable indicators of future market factors that accurately predict changes in margins from period to period.

The objectives of ExxonMobil's downstream strategies are to position the corporation to be the industry leader and outperform competition under a variety of market conditions. These strategies include maintaining best-in-class operations in all respects, maximizing value from leading-edge technology, capitalizing on integration with other ExxonMobil businesses, and providing quality, valued products and services to the corporation's customers. ExxonMobil has an ownership interest in 45 refineries, located in 25 countries, with distillation capacity of 6.3 million barrels per day and lubricant basestock manufacturing capacity of about 150 thousand barrels per day. ExxonMobil's fuels marketing business portfolio includes operations in over 100 countries on six continents, serving a globally diverse customer base.

Chemicals

Worldwide industry chemical demand grew 3 percent during 2003, primarily driven by demand growth in Asia. Demand in the established North American markets remained relatively flat, with industrial production lagging the economic recovery. European demand grew marginally. Growth in Asia slowed at the beginning of the year and recovered sharply during the second half. Challenged by high energy costs and volatile feedstock prices, industry margins improved slightly. ExxonMobil's portfolio includes many of the largest-volume and highest-growth petrochemicals in the global economy. In addition to being a worldwide supplier of primary petrochemical products, the corporation also has a diverse portfolio of less-cyclical business lines. The corporation's competitive advantages are achieved through combinations of low cost feedstocks, proprietary technology, operational excellence, product application expertise and synergies between businesses.

REVIEW OF 2003 AND 2002 RESULTS

	2003	2002	2001
	(millions of dollars)		
Income from Continuing Operations	$ 20,960	$ 11,011	$ 15,003
Discontinued operations	—	449	102
Extraordinary gain	—	—	215
Accounting change	550	—	—
Net Income (U.S. GAAP)	$ 21,510	$ 11,460	$ 15,320

2003

Net income in 2003 was $21,510 million, an increase of $10,050 million from 2002. Excluding a $550 million positive impact for the required adoption of FAS 143 relating to accounting for asset retirement obligations, income from continuing operations was $20,960 million. 2003 net income also included one-time special items of $2,230 million relating to the positive settlement of a long-running U.S. tax dispute and $1,700 million from a gain on the transfer of shares in Ruhrgas AG, a German gas transmission company. Revenues and other income for 2003 totaled $247 billion, up 21 percent from 2002. Interest expense in 2003 was $207 million compared to $398 million in 2002, reflecting lower debt levels and non-debt related items.

Total assets at December 31, 2003 of $174 billion increased by approximately $21.6 billion from 2002, reflecting the corporation's active investment program and the effect of the weaker U.S. dollar.

2002

Net income in 2002 was $11,460 million, a decrease of $3,860 million from 2001. Excluding earnings from discontinued operations of $449 million, income from continuing operations in 2002 was $11,011 million. Excluding earnings of $102 million from discontinued operations and an extraordinary gain of $215 million, income from continuing operations in 2001 was $15,003 million. Revenues and other income for 2002 totaled $205 billion, down 4 percent from 2001. Interest expense in 2002 was $398 million compared to $293 million in 2001 primarily reflecting non-debt related items.

Total assets at December 31, 2002 of $153 billion increased by approximately $9.5 billion from 2001 reflecting the corporation's active investment program and the effect of the weaker U.S. dollar.

Upstream

	2003	2002	2001
	(millions of dollars)		
Upstream			
United States	$ 3,905	$ 2,524	$ 3,933

Non-U.S.	10,597	7,074	6,803
Total	$ 14,502	$ 9,598	$ 10,736

2003

Upstream earnings totaled $14,502 million, including $1,700 million from a gain on the transfer of shares in Ruhrgas AG. Absent this, upstream earnings increased by $3,204 million from 2002 due to higher liquids and natural gas realizations. Oil-equivalent production was up 1 percent versus 2002 excluding the effects of operational outages in the North Sea and West Africa, the national strike in Venezuela and price-related entitlement effects. Total actual oil-equivalent production was down 1 percent. Liquids production of 2,516 kbd (thousands of barrels daily) increased 20 kbd from 2002. Production increases from new projects in West Africa, Norway and Canada, and lower OPEC-driven quota constraints, were partly offset by natural field decline, operational problems in the North Sea and West Africa, and the impact of the national strike in Venezuela. Natural gas production of 10,119 mcfd (millions of cubic feet daily) in 2003 compared with 10,452 mcfd in 2002. Higher demand in the first half of the year in Europe and contributions from new projects and work programs were more than offset by natural field decline, reduced entitlements and operational

outages in the North Sea. Improved earnings from both U.S. and non-U.S. upstream operations were driven by higher liquids and natural gas realizations. Earnings from U.S. upstream operations for 2003 were $3,905 million, an increase of $1,381 million. Earnings outside the U.S. for 2003, including $1,700 million from a gain on the transfer of shares in Ruhrgas AG, were $10,597 million. Earnings outside the U.S. for 2002, including a special charge of $215 million relating to a United Kingdom tax rate change, were $7,074 million.

2002

Upstream earnings totaled $9,598 million, including a special charge of $215 million relating to the impact on deferred taxes from the United Kingdom supplementary tax enacted in 2002. Absent this, upstream earnings of $9,813 million decreased $923 million primarily due to lower natural gas realizations, particularly in North America, where prices reached historical highs at the beginning of 2001. Higher crude oil realizations partly offset declines in natural gas prices. Oil-equivalent production was up 1 percent versus 2001 excluding the impact of OPEC quota restrictions. Total actual oil-equivalent production was flat as the resumption of full production at Arun and contributions from new projects and work programs offset natural field declines and OPEC quota restrictions. Liquids production of 2,496 kbd decreased 46 kbd from 2001. Production increases from new projects in Angola, Canada, Malaysia and Venezuela offset natural field declines in mature areas. OPEC quota restrictions increased in 2002. Excluding the effect of these restrictions, liquids production was flat with 2001. Worldwide natural gas production of 10,452 mcfd in 2002 compared with 10,279 mcfd in 2001. Improvements in Asia-Pacific volumes, mainly from the return to full production levels at the Arun field in Indonesia following curtailments due to security concerns in 2001, more than offset lower weather-related demand in Europe and natural field decline in the U.S. Weather-related demand in Europe reduced total gas volumes by about 1 percent. Earnings from U.S. upstream operations for 2002 were $2,524 million, a decrease of $1,409 million due to lower gas realizations and reduced gas and liquids volumes. Including the $215 million special charge relating to the United Kingdom tax rate change reported in 2002, earnings outside the U.S. were $7,074 million, $271 million higher than 2001 with higher crude oil realizations and increased gas and liquids volumes partly offset by lower gas realizations.

Downstream

	2003	2002	2001
	(millions of dollars)		
Downstream			
United States	$ 1,348	$ 693	$ 1,924
Non-U.S.	2,168	607	2,303

Total	$ 3,516	$ 1,300	$ 4,227

2003

Downstream earnings of $3,516 million increased by $2,216 million from 2002, reflecting higher worldwide refining and marketing margins. Earnings also benefited from a planned reduction in inventories as a result of optimizing operations around the world. Petroleum product sales of 7,957 kbd were 200 kbd higher than 2002, largely related to increased refinery runs due to strong margins and higher demand for distillates. Refinery throughput was 5,510 kbd compared with 5,443 kbd in 2002. U.S. downstream earnings of $1,348 million increased by $655 million, reflecting higher refining and marketing margins partly offset by increased refinery turnaround activity in the year. Non-U.S. downstream earnings of $2,168 million were $1,561 million higher than 2002 due to higher refining and marketing margins, increased refinery runs and positive inventory impacts.

2002

Downstream earnings of $1,300 million decreased by $2,927 million from a record 2001, reflecting significantly lower refining margins in most geographical areas, and further weakness in marketing margins. Improved refining operations and lower expenses provided a partial offset to the margin decline. Earnings also benefited from a planned reduction in inventories as a result of optimizing operations around the world. Petroleum product sales of 7,757 kbd decreased 214 kbd from 2001, largely related to reduced refinery runs due to weak margins and lower demand for distillates and aviation fuels. Refinery throughput was 5,443 kbd compared with 5,542 kbd in 2001. U.S. downstream earnings were $693 million, down $1,231 million due to weaker refining margins. Earnings outside the U.S. of $607 million were $1,696 million lower than 2001 due to lower refining and marketing margins.

Chemicals

	2003	2002	2001
	(millions of dollars)		
Chemicals			
United States	$ 381	$ 384	$ 298
Non-U.S.	1,051	446	409
Total	$ 1,432	$ 830	$ 707

2003

Chemicals earnings of $1,432 million were up $602 million from 2002. Earnings benefited from improved worldwide margins and favorable foreign exchange effects. Prime product sales of 26,567 kt (thousands of metric tons) were in line with record sales of 26,606 kt in 2002. Prime product sales are total chemical product sales including ExxonMobil's share of equity-company volumes and finished-product transfers to the downstream business. Carbon black oil volumes are excluded. U.S. chemicals earnings of $381 million were $3 million lower than 2002 with higher margins offset by lower volumes on weaker demand. Non-U.S. chemicals earnings of $1,051 million were $605 million higher than 2002 due to higher margins, strong demand in Asia and favorable foreign exchange effects.

2002

Chemicals earnings of $830 million for 2002 were $123 million higher than 2001. Earnings benefited from record prime product sales volumes of 26,606 kt which were 3 percent above 2001, reflecting capacity additions in Singapore and Saudi Arabia. Worldwide chemicals margins remained weak during 2002.

All Other Segments

	2003	2002	2001
	(millions of dollars)		
All Other Segments			
Corporate and financing	$ 1,510	$ (442)	$ (142)
Merger expenses	—	(275)	(525)
Discontinued operations	—	449	102
Extraordinary gain	—	—	215
Accounting change	550	—	—
Total	$ 2,060	$ (268)	$ (350)

2003

All other segments totaled a gain of $2,060 million in 2003 compared to a loss of $268 million in 2002.

Corporate and financing in 2003, including $2,230 million relating to the settlement of a long-running U.S. tax dispute, contributed $1,510 million to earnings. Excluding this settlement, corporate and financing expenses increased by $278 million mainly due to higher U.S. pension expense.

Merger related activities were completed in 2002 and net income included $275 million of merger related expenses. Net income in 2002 also included discontinued operations earnings of $449 million, including a gain associated with the sale of the Chilean copper business.

2002

All other segments represented a loss of $268 million in 2002 compared to a loss of $350 million in 2001.

Corporate and financing expenses increased $300 million to $442 million, primarily due to higher U.S. pension expense, reflecting lower returns on fund assets and the effects of lower interest rates and lower cash balances on interest income. Merger related expenses decreased $250 million to $275 million reflecting the completion of merger related activities at year-end 2002. Discontinued operations earnings of $449 million, including a gain associated with the sale of the Chilean copper business, compared to $102 million in 2001.

Accounting Change

As of January 1, 2003, the corporation adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations." The primary impact of FAS 143 is to change the method of accruing for upstream site restoration costs. Asset retirement obligations are not recorded for downstream and chemical facilities because such potential obligations cannot be measured since it is not possible to estimate the settlement dates.

Upstream costs were previously accrued ratably over the productive lives of the assets in accordance with Statement of Financial Accounting Standards No. 19 (FAS 19), "Financial Accounting and Reporting by Oil and Gas Producing Companies." At the end of 2002, the cumulative amount accrued under FAS 19 was approximately $3.5 billion. Under FAS 143, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was after-tax income of $550 million (net of $442 million of income tax effects, including ExxonMobil's share of related equity company income taxes of $51 million), or $0.08 per common share. The effect of this accounting change on the balance sheet was a $0.3 billion increase to property, plant and equipment, a $0.6 billion reduction to the accrued liability and a $0.4 billion increase in deferred income tax liabilities.

This adjustment is due to the difference in the method of accruing site restoration costs under FAS 143 compared with the method required by FAS 19, the accounting standard that the corporation has been required to follow since 1978. Under FAS 19, site restoration costs were accrued on a unit-of-production basis of accounting as the oil and gas was produced. The FAS 19 method matched the accruals with the revenues generated from production and resulted in most of the costs being accrued early in field life, when production is at the highest level. Because FAS 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued toward the end of field life, when production is at the lowest level. The cumulative income adjustment described above resulted from reversing the higher liability accumulated under FAS 19 in order to adjust it to the lower present value amount resulting from transition to FAS 143. This amount being reversed in transition, which was previously charged to operating earnings under FAS 19, will again be charged to those earnings under FAS 143 in future years.

If FAS 143 had been in effect in 2002, net income that would have been reported would not have been materially different from the net income that was reported under FAS 19. The effect of FAS 143 on net income in the current year period is also not material.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	2003	2002
	(millions of dollars)	
Net cash provided by/(used in)		
Operating activities	$ 28,498	$ 21,268
Investing activities	(10,842)	(9,758)
Financing activities	(14,763)	(11,353)
Effect of exchange rate changes	504	525
Increase/(decrease) in cash and cash equivalents	$ 3,397	$ 682
Cash and cash equivalents at end of year	$ 10,626	$ 7,229

Cash and cash equivalents were $10,626 million at the end of 2003, an increase of $3,397 million, including $504 million of foreign exchange rate effects from the generally weaker U.S. dollar. Cash and cash equivalents increased $682 million in 2002, including $525 million due to foreign

exchange, to end the year at $7,229 million. Cash flows from operating, investing and financing activities are discussed below. For additional details, see the Consolidated Statement of Cash Flows on page A24.

Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements. The management of cash that may be temporarily available as surplus to the corporation's immediate needs is carefully controlled, both to optimize returns on cash balances, and to ensure that it is secure and readily available to meet the corporation's cash requirements as they arise.

Production from existing oil and gas fields has declined about 6 percent on average over the past two years and is expected to continue to decline in the future at approximately the same rate. The impact on cash flows from production is highly dependent on crude oil and natural gas prices. Decline rates vary widely by individual field and the overall decline rate for a geographical area will be heavily influenced by the type of reservoir and age of the fields in that region.

The corporation will need to continually find and develop new fields, and continue to develop and apply new technologies and recovery processes to existing fields, in order to maintain or increase production and resulting cash flows in future periods. The corporation has been successful in offsetting the effects of field decline through these measures and anticipates similar results in the future. Projects are in place, or underway, to increase production capacity. However, these volume increases are subject to a variety of risks including project execution, operational outages, reservoir performance and regulatory changes.

The corporation's financial strength, as evidenced by its AAA/Aaa debt rating, enables it to make large, long-term capital expenditures. ExxonMobil anticipates spending approximately $80 billion over the next eight years on upstream capital and exploration expenditures. The corporation has a large and diverse portfolio of development projects and exploration opportunities which helps mitigate the overall political and technical risks of the company's upstream segment and associated cash flow. Further, due to its financial strength, debt capacity and diverse portfolio of opportunities, the risk associated with failure or delay of any single project would not have a significant impact on the corporation's liquidity or ability to generate sufficient cash flows for operations and its fixed commitments. The purchase and sale of oil and gas properties have not had a significant impact on the amount or timing of operating cash flows.

Cash Flow from Operating Activities

2003

Cash provided by operating activities totaled $28.5 billion in 2003, a $7.2 billion increase from 2002 influenced by higher net income. Major sources of funds were net income of $21.5 billion and non-cash provisions of $9.0 billion for depreciation and depletion.

In 2003, ExxonMobil completed a divestment of interests in shares of Ruhrgas AG, a German gas transmission company. These shares were held in part by BEB Erdgas und Erdoel GmbH (BEB), an investment accounted for by the equity method, and in part by a consolidated affiliate in Germany. In 2002, cash in the amount of $1,466 million was received from BEB, an equity company, and included in cash flows from operating activities (see Ruhrgas transaction line on Statement of Cash Flows, page A24). This cash from BEB was a loan and was part of a restructuring that enabled BEB to transfer its holdings in Ruhrgas AG provided regulatory approval was received. No income was recorded in 2002.

In 2003, upon receipt of regulatory approvals, the Ruhrgas AG shares held by BEB were transferred, cash was received for the shares held by the consolidated affiliate and a one-time gain of $1,700 million after tax was recognized in net income. The $2,240 million reduction in 2003 cash flow from operating activities reflects the pre-tax gains from the transaction. The cash generated from these gains for the BEB portion of the transaction was reported in 2002. For the shares held by the consolidated affiliate, the cash received was reported in cash flows from investing activities in 2003.

2002

Cash provided by operating activities totaled $21.3 billion, down $1.6 billion from 2001. Major sources of funds were net income of $11.5 billion and non-cash provisions of $8.3 billion for depreciation and depletion. Cash from operating activities included $1,466 million of funds received from BEB, a German exploration and production company. The funds were loaned in connection with a restructuring that would enable BEB to transfer its holdings in Ruhrgas AG. Net income was recognized in 2003 upon finalization of regulatory reviews and completion of the transfer of the Ruhrgas AG shares.

Cash Flow from Investing Activities

2003

Cash used in investing activities totaled $10.8 billion in 2003, $1.0 billion higher than 2002. Spending for property, plant and equipment increased $1.4 billion, continuing to reflect the company's active investment program. Proceeds from the sales of subsidiaries, investments and property, plant and equipment in 2003 were $2.3 billion, including $1.2 billion from the sale of an interest in Ruhrgas AG partly held by a consolidated affiliate.

2002

Cash used in investing activities totaled \$9.8 billion, \$1.6 billion higher than 2001 and included increased spending for property, plant and equipment and other investments and advances. Proceeds from the sales of subsidiaries, investments and property, plant and equipment were \$2.8 billion, including the divestment of Colombian coal operations and the company's copper business in Chile in 2002.

Cash Flow from Financing Activities

2003

Cash used in financing activities was \$14.8 billion, an increase of \$3.4 billion from 2002, reflecting higher levels of debt reductions and purchases of ExxonMobil shares. Dividend payments on common shares increased to \$0.98 per share from \$0.92 per share and totaled \$6.5 billion, a payout of 30 percent. Total consolidated short-term and long-term debt declined \$1.2 billion to \$9.5 billion at year-end 2003. Shareholders' equity increased \$15.3 billion in 2003, to \$89.9 billion, reflecting \$21.5 billion of net income partly offset by \$6.5 billion of dividends paid to ExxonMobil shareholders and \$5.4 billion of net purchases of shares of ExxonMobil stock. Shareholders' equity, and net assets and liabilities, also increased \$4.4 billion, representing the foreign exchange translation effects of stronger foreign currencies on ExxonMobil's operations outside the U.S.

During 2003, Exxon Mobil Corporation purchased 163 million shares of its common stock for the treasury at a gross cost of \$5.9 billion. These purchases were to offset shares issued in conjunction with

company benefit plans and programs and to reduce the number of shares outstanding. Shares outstanding were reduced from 6,700 million at the end of 2002 to 6,568 million at the end of 2003. Purchases were made in both the open market and through negotiated transactions. Purchases may be increased, decreased or discontinued at any time without prior notice.

2002

Cash used in financing activities was \$11.4 billion, down \$3.7 billion, reflecting lower debt reductions. Dividend payments on common shares increased to \$0.92 per share from \$0.91 per share and totaled \$6.2 billion, a payout of 54 percent. Total consolidated short-term and long-term debt was comparable at \$10.7 billion. Shareholders' equity increased by \$1.4 billion to \$74.6 billion.

During 2002, Exxon Mobil Corporation purchased 127 million shares of its common stock for the treasury at a gross cost of \$4.8 billion. These purchases were to offset shares issued in conjunction with company benefit plans and programs and to reduce the number of shares outstanding. Shares outstanding were reduced from 6,809 million at the end of 2001 to 6,700 million at the end of 2002. Purchases were made in both the open market and through negotiated transactions.

Commitments

Set forth below is information about the corporation's commitments outstanding at December 31, 2003. It provides data for easy reference from the consolidated balance sheet and from individual notes to the consolidated financial statements.

		Payments Due by Period				
Commitments	Note Reference Number	2004	2005-2008	2009 and Beyond	2003 Total Amount	2002 Total Amount
			(millions of dollars)			
Long-term debt (1)	15	\$ —	\$ 877	\$ 3,879	\$ 4,756	\$ 6,655

– in one year (2)		1,903	—	—	1,903	884
Asset retirement obligations (3)	10	125	461	2,854	3,440	3,454
Pension obligations (4)	18	1,180	1,720	4,937	7,837	9,385
Operating leases (5)	11	1,299	2,730	2,160	6,189	6,945
Unconditional purchase obligations (6)	17	520	1,703	2,563	4,786	3,649
Take-or-pay obligations (7)		833	1,874	1,340	4,047	3,475
Firm capital commitments (8)		4,251	2,173	595	7,019	8,449

This table excludes commodity purchase obligations for which an active, highly-liquid market exists and which are expected to be re-sold shortly after purchase. Inclusion of such amounts would not be meaningful in assessing liquidity and cash flow, since such purchases will be offset in the same periods by cash received from sales.

Notes:

(1) Includes capitalized lease obligations of $370 million. Long-term debt amounts exclude the corporation's share of equity company debt, which is included in the calculation of return on average capital employed as shown on page A5.

(2) The amount due in one year is included in notes and loans payable of $4,789 million (note 7).

(3) The discounted present value of upstream asset retirement obligations, primarily asset removal costs at the completion of field life.

(4) The amount by which accumulated benefit obligations (ABO) exceeded the fair value of fund assets for certain U.S. and non-U.S. plans at year end (note 18 on page A43). For funded pension plans, this difference was $3.0 billion at December 31, 2003 (U.S. $0.5 billion, non-U.S. $2.5 billion). For unfunded plans, this was the ABO amount of $4.9 billion (U.S. $1.0 billion, non-U.S. $3.9 billion). The payments by period include expected contributions to funded pension plans in 2004 and estimated benefit payments for unfunded plans in all years.

(5) Minimum commitments for operating leases, shown on an undiscounted basis, cover drilling equipment, tankers, service stations and other properties.

(6) Unconditional purchase obligations (UPOs) are those long-term commitments that are noncancelable and that third parties have used to secure financing for the facilities that will provide the contracted goods or services. The undiscounted obligations of $4,786 million mainly pertain to pipeline throughput agreements and include $1,887 million of obligations to equity companies. The present value of the total commitments, excluding imputed interest of $1,543 million, was $3,243 million.

(7) Take-or-pay obligations are noncancelable, long-term commitments for goods and services other than unconditional purchase obligations. The undiscounted obligations of $4,047 million mainly pertain to transportation, refining and natural gas purchases and include $622 million of obligations to equity companies. The present value of the total commitments, excluding imputed interest of $663 million, totaled $3,384 million.

(8) Firm commitments related to capital projects, shown on an undiscounted basis, totaled approximately $7.0 billion at the end of 2003, compared with $8.4 billion at the end of 2002. These commitments were predominantly associated with upstream projects outside the U.S., of which the largest single commitment outstanding at the end of 2003 was $1.6 billion associated with the development of crude oil and natural gas resources in Malaysia. The corporation expects to fund the majority of these commitments through internal cash flow.

Guarantees

	Equity Company Obligations	Other Third Party Obligations	Total
	(millions of dollars)		
Guarantees of excise taxes/customs duties under reciprocal arrangements	$ —	$ 983	$ 983
Other guarantees	1,872	424	2,296
Total	$ 1,872	$ 1,407	$ 3,279

The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 2003 for $3,279 million, primarily relating to guarantees for notes, loans and performance under contracts (note 17). This included $983 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Also included in this amount were guarantees by consolidated affiliates of $1,872 million, representing ExxonMobil's share of obligations of

certain equity companies. The above-mentioned guarantees are not reasonably likely to have a material current or future effect on the corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Strength

On December 31, 2003, unused credit lines for short-term financing totaled approximately $4.3 billion (note 7 on page A28).

The table below shows the corporation's fixed charge coverage and consolidated debt to capital ratios. The data demonstrate the corporation's creditworthiness. Throughout this period, the corporation's long-term debt securities maintained the top credit rating from both Standard and Poor's (AAA) and Moody's (Aaa), a rating it has sustained for 85 years.

	2003	2002	2001
Fixed charge coverage ratio (times)	30.8	13.8	17.7
Debt to capital (percent)	9.3	12.2	12.4
Net debt to capital (percent) (1)	(1.2)	4.4	5.3
Credit rating	AAA/Aaa	AAA/Aaa	AAA/Aaa

(1) Debt net of all cash

Management views the corporation's financial strength, as evidenced by the above financial ratios and other similar measures, to be a competitive advantage of strategic importance. The corporation's sound financial position gives it the opportunity to access the world's capital markets in the full range of market conditions, and enables the corporation to take on large, long-term capital commitments in the pursuit of maximizing shareholder value.

In addition to the above commitments, the corporation makes limited use of derivative instruments, which are discussed in Risk Management on page A15 and note 14 on page A33.

Litigation and Other Contingencies

As discussed in note 17 to the consolidated financial statements, a number of lawsuits, including class actions, were brought in various courts against Exxon Mobil Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. The vast majority of the compensatory claims have been resolved. All of the punitive damage claims were consolidated in the civil trial that began in May 1994.

In that trial, on September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. ExxonMobil appealed the judgment. On November 7, 2001, the United States Court of Appeals for the Ninth Circuit vacated the punitive damage award as being excessive under the Constitution and remanded the case to the District Court for it to determine the amount of the punitive damage award consistent with the Ninth Circuit's holding. The Ninth Circuit upheld the compensatory damage award which has been paid. On December 6, 2002, the District Court reduced the punitive damage award from $5 billion to $4 billion. Both the plaintiffs and ExxonMobil appealed that decision to the Ninth Circuit. The Ninth Circuit panel vacated the District Court's $4 billion punitive damage award without argument and sent the case back for the District Court to reconsider in light of the recent U.S. Supreme Court decision in *Campbell v. State Farm*. On January 28, 2004, the District Court reinstated the punitive damage award at $4.5 billion plus interest. ExxonMobil will appeal the decision to the Ninth Circuit. Management believes that the likelihood of the jury verdict being upheld is remote. While it is reasonably possible that a liability may have been incurred arising from the Exxon Valdez grounding, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

On December 19, 2000, a jury in Montgomery County, Alabama, returned a verdict against the corporation in a dispute over royalties in the amount of $87.69 million in compensatory damages and $3.42 billion in punitive damages in the case of *Exxon Corporation v. State of Alabama, et al.* The verdict was upheld by the trial court on May 4, 2001. On December 20, 2002, the Alabama Supreme Court vacated the $3.5 billion jury verdict. The case was retried and on November 14, 2003, a state district court jury in Montgomery, Alabama returned a verdict against Exxon Mobil Corporation. The verdict included $63.5 million in compensatory damages and $11.8 billion in punitive damages. ExxonMobil believes the verdict is not justified by the evidence and that the amount of the award is grossly excessive and unconstitutional. ExxonMobil will appeal the decision. Management believes that the likelihood of the jury verdict being upheld is remote. While it is reasonably possible that a liability may have been incurred by ExxonMobil from this dispute over royalties, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

On May 22, 2001, a state court jury in New Orleans, Louisiana, returned a verdict against the corporation and three other entities in a case brought by a landowner claiming damage to his property. The property had been leased by the landowner to a company that performed pipe cleaning and storage services for customers, including the corporation. The jury awarded the plaintiff $56 million in compensatory damages (90 percent to be paid by the corporation) and $1 billion in punitive damages (all to be paid by the corporation). The damage related to the presence of naturally occurring radioactive material (NORM) on the site resulting from pipe cleaning operations. The award has been upheld at the trial court. ExxonMobil has appealed the judgment to the Louisiana Fourth Circuit Court of Appeals and believes that the judgment should be set aside or substantially reduced on factual and constitutional grounds. Management believes that the likelihood of the jury verdict being upheld is remote. While it is reasonably possible that a liability may have been incurred by ExxonMobil from this dispute over property damages, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

Issues pending before the U.S. Tax Court for 1979 have been resolved. While issues for 1980-93 remain pending before the court, the ultimate resolution of these issues is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

Based on a consideration of all relevant facts and circumstances, the corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the corporation's operations or financial condition. There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

CAPITAL AND EXPLORATION EXPENDITURES

	2003		2002	
	U.S.	Non-U.S.	U.S.	Non-U.S.
	(millions of dollars)			
Upstream (1)	$ 2,125	$ 9,863	$ 2,357	$ 8,037
Downstream	1,244	1,537	980	1,470
Chemicals	333	359	575	379
Other	64	—	45	112
Total	$ 3,766	$ 11,759	$ 3,957	$ 9,998

(1) Exploration expenses included

Capital and exploration expenditures in 2003 were $15.5 billion, up from $14.0 billion in 2002, reflecting the corporation's active investment program and impacts of the weaker U.S. dollar. Capital and exploration expenditures in the U.S. totaled $3.8 billion in 2003, down $0.2 billion from 2002, reflecting lower spending in the upstream and chemicals, partly offset by increased spending in the downstream. Spending outside the U.S. of $11.8 billion was up $1.8 billion from 2002, reflecting higher expenditures in the upstream, partly offset by lower expenditures in chemicals.

Upstream spending was up 15 percent to $12.0 billion in 2003, from $10.4 billion in 2002, as a result of higher spending on major projects in Africa, the Caspian, Qatar and Russia. These increases were partly offset by lower development drilling in the U.S. and United Kingdom. Capital investments in the downstream totaled $2.8 billion in 2003, up $0.3 billion from 2002, primarily reflecting investments in cogeneration plants in North America and increased spending required for low-sulfur motor fuels. Chemicals capital expenditures were $0.7 billion in 2003, down $0.3 billion from 2002, due to lower spending on base activities and the absence of the acquisition of the joint venture partner's interest in Advanced Elastomers Systems in 2002.

TAXES

	2003	2002	2001
	(millions of dollars)		
Income taxes	$ 11,006	$ 6,499	$ 8,967
Excise taxes	23,855	22,040	21,907
All other taxes and duties	40,107	35,746	35,653
Total	$ 74,968	$ 64,285	$ 66,527
Total effective tax rate	36.4%	39.8%	39.3%

2003

Income, excise and all other taxes totaled $75.0 billion in 2003, an increase of $10.7 billion or 17 percent from 2002. Income tax expense, both current and deferred, was $11.0 billion, $4.5 billion higher than 2002, reflecting higher pre-tax income in 2003. The effective tax rate was 36.4 percent in 2003. Excluding the income tax effects of the 2003 gain on the Ruhrgas AG share transfer and settlement of a U.S. tax dispute, the effective rate in 2003 was similar to the prior year. During both periods, the corporation continued to benefit from the favorable resolution of other tax-related issues. Excise and all other taxes and duties of $64.0 billion in 2003 increased $6.2 billion from 2002, reflecting higher prices and foreign exchange effects.

2002

Income, excise and all other taxes and duties totaled $64.3 billion in 2002, a decrease of $2.2 billion or 3 percent from 2001. Income tax expense, both current and deferred, was $6.5 billion compared to $9.0 billion in 2001, reflecting lower pre-tax income in 2002. The effective tax rate of 39.8 percent in 2002 compared to 39.3 percent in 2001. During 2002, the company continued to benefit from favorable resolution of tax-related issues. Excise and all other taxes and duties were $57.8 billion.

MERGER EXPENSES AND REORGANIZATION RESERVES

In association with the merger between Exxon and Mobil, $410 million pre-tax ($275 million after-tax) and $748 million pre-tax ($525 million after-tax) of costs were recorded as merger related expenses in 2002 and 2001, respectively. Charges included separation expenses related to workforce reductions (approximately 8,200 employees at year-end 2002), plus implementation and merger closing costs. The separation reserve balance at year-end 2003 of approximately $48 million is expected to be expended mainly in 2004. Merger related expenses for the period 1999 to 2002 cumulatively totaled approximately $3.2 billion pre-tax. Pre-tax operating synergies associated with the merger, including cost savings, efficiency gains and revenue enhancements, cumulatively reached over $7 billion by 2002. Reflecting the completion of merger related activities, merger expenses were not reported in 2003.

The following table summarizes the activity in the reorganization reserves. The 2001 opening balance represents accruals for provisions taken in prior years.

	Opening Balance	Additions	Deductions	Balance at Year End
	(millions of dollars)			
2001	$ 339	$ 187	$ 329	$ 197
2002	197	93	189	101
2003	101	—	53	48

ASSET RETIREMENT OBLIGATIONS AND ENVIRONMENTAL COSTS

Asset Retirement Obligations

The methodology of accounting for asset retirement obligations was modified as of January 1, 2003 per FAS 143 (see page A10, Accounting Change). The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time assets are installed, with an offsetting amount booked as additions to property, plant and equipment ($253 million for 2003). Over time, the liabilities are accreted for the increase in their present value, with this effect included in expenses ($174 million in 2003). Payments made for asset retirement obligations in 2003 were $113 million and the ending balance of the obligations recorded on the balance sheet at December 31, 2003 totaled $3,440 million.

Environmental Costs

	2003	2002
	(millions of dollars)	
Capital expenditures	$ 1,306	$ 1,054
Included in expenses	1,497	1,289
Total	$ 2,803	$ 2,343

Throughout ExxonMobil's businesses, new and ongoing measures are taken to prevent and minimize the impact of our operations on the air, water and ground. This includes a significant investment in refining technology to manufacture low-sulfur motor fuels and projects to reduce nitrogen oxide and sulfur oxide emissions. ExxonMobil's 2003 worldwide environmental costs for all such preventative and remediation steps were about $2.8 billion, of which $1.3 billion were capital expenditures and $1.5 billion were included in expenses. The total cost for such activities is expected to decrease to about $2.6 billion in both 2004 and 2005 (with capital expenditures representing just over 40 percent of the total). The projected decrease reflects the near completion of low-sulfur motor fuels projects in Canada and the U.S., partly offset by increases in Europe and Japan.

The corporation accrues liabilities for environmental liabilities when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. ExxonMobil has accrued liabilities for probable environmental remediation obligations at various sites, including multi-party sites where the U.S. Environmental Protection Agency has identified ExxonMobil as one of the potentially responsible parties. The involvement of other financially responsible companies at these multi-party sites mitigates ExxonMobil's actual joint and several liability exposure. At present, no individual site is expected to have losses material to ExxonMobil's operations, financial condition or liquidity. Provisions made in 2003 for new environmental liabilities were $275 million (included in the $1.5 billion of 2003 expenses noted above) and the balance sheet reflects accumulated liabilities of $528 million as of December 31, 2003 and $468 million as of December 31, 2002.

MARKET RISKS, INFLATION AND OTHER UNCERTAINTIES

Worldwide Average Realizations	2003	2002	2001
Crude oil and NGL ($/barrel)	$ 26.64	$ 22.25	$ 21.10
Natural gas ($/kcf)	4.02	2.77	3.39

Crude oil, natural gas, petroleum product and chemical prices have fluctuated widely in response to changing market forces. The impacts of these price fluctuations on earnings from upstream operations, downstream operations and chemicals operations have been varied, tending at times to be offsetting. Nonetheless, the global energy markets can give rise to extended periods in which market conditions are adverse to one or more of the corporation's businesses. Such conditions, along with the capital-intensive nature of the industry and very long lead times associated with many of our projects, underscore the importance of maintaining a strong financial position. Management views the corporation's financial strength, including the AAA and Aaa ratings of its long-term debt securities by Standard and Poor's and Moody's, as a competitive advantage.

In general, segment results are not dependent on the ability to sell and/or purchase products to/from other segments. Instead, where such sales take place, they are the result of efficiencies and competitive advantages of integrated refinery/chemical complexes. Additionally, intersegment sales are market related. The products bought and sold between segments can also be acquired in worldwide markets that have substantial liquidity, capacity and transportation capabilities. About half of the corporation's intersegment sales are crude oil produced by the upstream and sold to the downstream. Other intersegment sales include those between refineries and chemical plants related to raw materials, feedstocks and finished products.

Although price levels of crude oil and natural gas may rise or fall significantly over the short- to medium term due to political events, OPEC actions and other factors, industry economics over the long term will continue to be driven by market supply and demand. Accordingly, the corporation tests the viability of all of its assets based on long-term price projections. The corporation's assessment is that its operations will continue to be successful in a variety of market conditions. This is the outcome of disciplined investment and asset management programs. Investment opportunities are tested against a variety of market conditions, including low price scenarios. As a result, investments that would succeed only in highly favorable price environments are screened out of the investment plan.

The corporation has had an active asset management program in which under-performing assets are either improved to acceptable levels or considered for divestment. The asset management program involves a disciplined, regular review to ensure that all assets are contributing to the corporation's strategic and financial objectives. The result has been the creation of a very efficient capital base and has meant that the corporation has seldom been required to write-down the carrying value of assets, even during periods of low commodity prices.

Risk Management

The corporation's size, geographic diversity and the complementary nature of the upstream, downstream and chemicals businesses mitigate the corporation's risk from changes in interest rates, currency rates and commodity prices. The corporation relies on these operating attributes and strengths to reduce enterprise-wide risk. As a result, the corporation makes limited use of derivatives to offset exposures arising from existing transactions.

The corporation does not trade in derivatives nor does it use derivatives with leverage features. The corporation maintains a system of controls that includes a policy covering the authorization, reporting and monitoring of derivative activity. The corporation's derivative activities pose no material credit or market risks to ExxonMobil's operations, financial condition or liquidity. Interest rate, foreign exchange rate and commodity price exposures arising from derivative contracts undertaken in accordance with the corporation's policies have not been significant.

Derivatives	2003	2002	2001
		(millions of dollars)	

Net receivable/(payable)	$	(17)	$	20	$	(50)
Net gain/(loss), before-tax		4		(35)		23

The fair value of derivatives outstanding and recorded on the balance sheet are shown in the table above. This is the amount that the corporation would have paid to or received from third parties if these derivatives had been settled. These derivative fair values were substantially offset by the fair values of the underlying exposures being hedged. The gains/losses before-tax include the offsetting amounts from the changes in fair value of the items being hedged by the derivatives. The fair value of derivatives outstanding at year-end 2003 and gain recognized during the year are immaterial in relation to the corporation's year-end cash balance of $10.6 billion, total assets of $174.3 billion or net income for the year of $21.5 billion.

Debt-Related Instruments

The corporation is exposed to changes in interest rates, primarily as a result of its short-term debt and long-term debt carrying floating interest rates. The corporation makes limited use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio. The impact of a 100 basis point change in interest rates affecting the corporation's debt would not be material to earnings, cash flow or fair value.

Foreign Currency Exchange Rate Instruments

The corporation conducts business in many foreign currencies and is subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on ExxonMobil's geographically diverse operations are varied and often offsetting in amount. The corporation makes limited use of currency exchange contracts to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Exposure from market rate fluctuations related to these contracts is not material. Aggregate foreign exchange transaction gains and losses included in net income are discussed in note 5 on page A28.

Commodity Instruments

The corporation makes limited use of commodity forwards, swaps and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude, natural gas and petroleum product purchases and sales. Commodity price exposure related to these contracts is not material.

Inflation and Other Uncertainties

The general rate of inflation in most major countries of operation has been relatively low in recent years, and the associated impact on costs has been countered by cost reductions from efficiency and productivity improvements.

The operations and earnings of the corporation and its affiliates throughout the world have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; price controls; tax increases and retroactive tax claims; expropriation of property; cancellation of contract rights and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the corporation vary greatly from country to country and are not predictable.

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board issued a revised Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," replacing the original interpretation issued in January 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities.

The provisions of FIN 46 must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation is required by March 31, 2004.

There have been no variable interest entities created after January 31, 2003 in which the corporation has an interest. The corporation identified three venture operating entities in which the corporation has variable interests primarily through lease commitments and certain guarantees extended by the corporation. The corporation chose to implement FIN 46 in the fourth quarter 2003 by consolidating these entities, which were previously accounted for under the equity method. There was no effect on net income, because the corporation was already recording its share of net income of these entities. The impact to the balance sheet was to increase both assets and liabilities by about $500 million. However, there was no change to the calculation of return on average capital employed, because the corporation already includes its share of equity company debt in the determination of average capital employed.

REPORTING INVESTMENTS IN MINERAL INTERESTS IN OIL AND GAS PROPERTIES

Statements of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations," and No. 142 (FAS 142), "Goodwill and Other Intangible Assets," were issued by the Financial Accounting Standards Board (FASB) in June 2001 and became effective for the corporation on July 1, 2001 and January 1, 2002, respectively. Currently, the Emerging Issues Task Force (EITF) is considering the issue of whether FAS 141 and 142 require interests held under oil, gas and mineral leases to be separately classified as intangible assets on the balance sheets of companies in the extractive industries. If such interests were deemed to be intangible assets by the EITF, mineral rights to extract oil and gas for both undeveloped and developed leaseholds would be classified separately from oil and gas properties as intangible assets on the corporation's balance sheet. Historically the corporation has capitalized the cost of oil and gas leasehold interests in accordance with statement of Financial Accounting Standard No. 19 (FAS 19), "Financial Accounting and Reporting by Oil and Gas Producing Companies." Also, consistent with industry practice, the corporation has reported these assets as part of tangible oil and gas property, plant and equipment.

This interpretation of FAS 141 and 142 would only affect the classification of oil and gas leaseholds on the corporation's balance sheet, and would not affect total assets, net worth or cash flows. The corporation's results of operations would not be affected, since these leasehold costs would continue to be amortized in accordance with FAS 19. The amount that is subject to reclassification as of December 31, 2003 was $4.5 billion, and as of December 31, 2002 was $4.6 billion.

CRITICAL ACCOUNTING POLICIES

The corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to

make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The following summary provides further information about the critical accounting policies and the judgments that are made by the corporation in the application of those policies.

Oil and Gas Reserves

Evaluations of oil and gas reserves are important to the effective management of upstream assets. They are integral to making investment decisions about oil and gas properties such as whether development should proceed or enhanced recovery methods should be undertaken. Oil and gas reserve quantities are also used as the basis of calculating the unit-of-production rates for depreciation and evaluating for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered than not.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations and extrapolations of well information such as flow rates and reservoir pressure declines. In certain deepwater fields, proved reserves are recorded in a limited number of cases before flow tests are conducted because of the safety and cost implications of conducting the tests. In those situations, other industry accepted analyses are used such as information from well logs, a thorough pressure and fluid sampling program, conventional core data obtained across the entire reservoir interval and nearby analog data. Historically, proved reserves recorded using these methods have been immaterial when compared to the corporation's total proved reserves and have also been validated by subsequent flow tests or actual production levels. Furthermore, the corporation only records proved reserves for projects which have received significant funding commitments by management made toward the development of the reserves. Although the corporation is reasonably certain that proved reserves will be produced, the timing and ultimate recovery can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and significant changes in projections of long-term oil and gas price levels.

At year-end 2003, proved oil and gas reserves were 21.2 billion oil-equivalent barrels. These proved reserves can be further subdivided into developed and undeveloped reserves. The percentage of proved developed reserves has remained relatively stable over the past five years at over 60 percent of total proved reserves, indicating that proved reserves are consistently moved from undeveloped to developed status. Management is not aware of any factors that would significantly change this historical relationship in the next several years. The corporation added 1.7 billion oil-equivalent barrels to proved reserves in 2003. The majority of these additions were undeveloped reserves. Over time these reserves will be reclassified to the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Major development projects typically take two to four years from the time of recording proved reserves to the start of production from these reserves. The corporation's 2003 proved reserves additions replaced 108 percent of the 1.6 billion oil-equivalent barrels produced, excluding sales. With sales included, the corporation replaced 106 percent of reserves produced. Both reserve replacement percentages exclude tar sands. This is the tenth consecutive year that the corporation's reserves replacement has exceeded 100 percent.

Revisions can include upward or downward changes in the previously estimated volumes of proved reserves for existing fields due to the evaluation of (1) already available geologic, reservoir or production data or (2) new geologic or reservoir data obtained from wells. Revisions can also include changes associated with the performance of improved recovery projects, fiscal terms, and significant changes in development strategy, oil and gas prices, or production equipment/facility capacity.

The corporation uses the "successful efforts" method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The corporation continues to carry as an asset the cost of drilling exploratory wells that find sufficient quantities of reserves to justify their completion as producing wells if the required capital expenditure is made and drilling of additional exploratory wells is under way or firmly planned for the near future. Once exploration activities demonstrate that sufficient quantities of commercially producible reserves have been discovered, continued capitalization is dependent on project reviews, which take place at least annually, to ensure that satisfactory progress toward ultimate development of the reserves is being achieved. Exploratory well costs not meeting these criteria are charged to expense. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method for each field. The corporation uses this accounting policy instead of the "full cost" method because it provides a more timely accounting of the success or failure of the corporation's exploration and production activities. If the full cost method were used, all costs would be capitalized and depreciated on a country-by-country basis. The capitalized costs would be subject to an impairment test by country. The full cost method would tend to delay the expense recognition of unsuccessful projects.

Impact of Oil and Gas Reserves on Depreciation. The calculation of unit-of-production depreciation is a critical accounting estimate that measures the depreciation of upstream assets. It is the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to the (3) asset cost. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability has generally resulted in net upward revisions of proved reserves in existing fields, as more information becomes available through research and production. Revisions have averaged 650 million oil-equivalent barrels per year over the last five years, and have resulted from effective reservoir management and the application of new technology. While the upward revisions the corporation has made in the past are an indicator of variability, they have had a very small impact on the unit-of-production rates because they have been small compared to the large reserves base.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment. Proved oil and gas properties held and used by the corporation are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

The corporation performs asset valuation analyses on an ongoing basis as a part of its asset management program. These analyses monitor the performance of assets against corporate objectives. They also assist the corporation in assessing whether the carrying amounts of any of its assets may not be recoverable. In addition to estimating oil and gas reserve volumes in conducting these analyses, it is also necessary to estimate future oil and gas prices. The impairment evaluation triggers include a significant decrease in current and projected prices or reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected, and historical and current negative operating losses.

In general, the corporation does not view temporarily low oil prices as a triggering event for conducting the impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand. On the supply side, industry production from mature fields is declining, but this is being offset by production from new discoveries and field developments. OPEC production policies also have an impact on world oil supplies. The demand side is largely a function of global economic growth. The relative growth/decline in supply versus demand will determine industry prices over the long term and these cannot be accurately predicted. Accordingly, any impairment tests that the corporation performs make use of the corporation's long-term price assumptions for the crude oil and natural gas markets, petroleum products and chemicals. These are the same price assumptions that are used in the corporation's annual planning and budgeting processes and are also used for capital investment decisions. The corporate plan is a fundamental annual management process that is the basis for setting near-term operating and capital objectives in addition to providing the longer-term economic assumptions used for investment evaluation purposes. Annual volumes are based on individual field production profiles which are also updated annually. Prices for natural gas and other products sold under contract are based on corporate plan assumptions developed annually by major region/contract and used for investment evaluation purposes. Cash flow estimates for impairment testing exclude the use of derivative instruments.

Supplemental information regarding oil and gas results of operations, capitalized costs and reserves can be found on pages A48 to A52. The standardized measure of discounted future cash flows on page A52 is based on the year-end 2003 price applied for all future years, as required under Statement of Financial Accounting Standards No. 69 (FAS 69). Future prices used for any impairment tests will vary from the one used in the FAS 69 disclosure, and could be lower or higher for any given year.

Consolidations

The consolidated financial statements include the accounts of those significant subsidiaries that the corporation controls. They also include the corporation's undivided interests in upstream assets and liabilities. Amounts representing the corporation's percentage interest in the underlying net assets of other significant affiliates that it does not control, but exercises significant influence, are included in "Investments and advances"; the corporation's share of the net income of these companies is included in the consolidated statement of income caption "Income from equity affiliates." The accounting for these non-consolidated companies is referred to as the equity method of accounting.

Majority ownership is normally the indicator of control that is the basis on which subsidiaries are consolidated. However, certain factors may indicate that a majority-owned investment is not controlled and therefore should be accounted for using the equity method of accounting. These factors occur where the minority shareholders are granted by law or by contract substantive participating rights. These include the right to approve operating policies, expense budgets, financing and investment plans and management compensation and succession plans.

The corporation consolidates certain affiliates in which it has less than a majority ownership, because of guarantees or other arrangements that create majority economic interests in those affiliates which are greater than the corporation's voting interests.

Additional disclosures of summary balance sheet and income information for those subsidiaries accounted for under the equity method of accounting can be found in note 8 on page A29. The corporation believes this to be important information necessary to a full understanding of the corporation's financial statements.

Investments in companies that are partially owned by the corporation are integral to the corporation's operations. In some cases they serve to balance worldwide risks and in others they provide the only available means of entry into a particular market or area of interest. The other parties who also have an equity interest in these companies are either independent third parties or host governments that share in the business results according to their percentage ownership. The corporation does not invest in these companies in order to remove liabilities from its balance sheet. In fact, the corporation has long been on record supporting an alternative accounting method that would require each investor to consolidate its percentage share of all assets and liabilities in these partially owned companies rather than only the percentage in the net equity. This method of accounting for investments in partially owned companies is not permitted by GAAP except where the investments are in the direct ownership of a share in the upstream assets and liabilities. However, for purposes of calculating return on average capital employed, which is not covered by GAAP standards, the corporation includes its share of debt of these partially owned companies in the determination of average capital employed.

Annuity Benefits

The corporation and its affiliates sponsor over 100 defined benefit (pension) plans in more than 50 countries. The funding arrangement for each plan depends on the prevailing practices and regulations of the countries where the company operates. Note 18, pages A41 to A43, provides details on pension obligations, fund assets and pension expense.

Some of these plans (primarily non-U.S.) provide pension benefits which are paid directly by their sponsoring affiliates out of corporate cash flow rather than a separate pension fund. Book reserves are established for these plans, because tax conventions and regulatory practices do not encourage advance funding. The portion of the pension cost attributable to employee service is expensed as services are rendered. The portion attributable to the increase in pension obligations due to the passage of time is expensed over the term of the obligations, which ends when all benefits are paid. The primary difference in pension expense for unfunded versus funded plans is that pension expense for funded plans also includes a credit for the expected long-term return on fund assets.

For funded plans, including many in the U.S., pension obligations are financed in advance through segregated assets or insurance arrangements. These plans are managed in compliance with the requirements of governmental authorities, and meet or exceed required funding levels as measured by relevant actuarial and government standards at the mandated measurement dates. In determining liabilities and required contributions, these standards often require approaches and assumptions which differ from those used for accounting purposes. Contributions to funded plans totaled $2,833 million in 2003 (U.S. $2,054 million, non-U.S. $779 million).

The corporation will continue to make contributions to these funded plans as necessary. All defined benefit pension obligations, regardless of the funding status of the underlying plans, are fully supported by the financial strength of the corporation or the respective sponsoring affiliate.

Pension accounting requires explicit assumptions regarding, among others, the long-term expected earnings rate on fund assets, the discount rate for the benefit obligations, and the long-term rate for future salary increases. All the pension assumptions are reviewed annually by outside actuaries and senior financial management. These assumptions are adjusted only as appropriate to reflect changes in market rates and outlook. For example, the long-term expected earnings rate on U.S. pension plan assets was reduced in 2003 from 9.5 percent to 9.0 percent. This compares to an actual rate of return over the past decade of 11 percent. The company establishes the long-term expected rate of return by developing a forward-looking long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class. A worldwide reduction of 0.5 percent in the pension fund earnings rate would increase pension expense by approximately $80 million before-tax.

Under GAAP, differences between actual returns on fund assets versus the long-term expected return are not recorded in the year that the difference occurs, but rather are amortized in pension expense, along with other actuarial gains and losses, over the expected remaining service life of employees. The corporation uses the fair value of the plan assets at year end to determine the amount of the actuarial gain or loss that will be amortized and does not use a moving average value of plan assets.

Due to the general decline in the market value of pension assets and in interest rates in 2002, and the weaker U.S. dollar in 2003, pension expense grew from $995 million in 2002 (U.S. $470 million, non-U.S. $525 million) to $1,938 million in 2003 (U.S. $1,015 million, non-U.S. $923 million).

Litigation and Other Contingencies

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. These are summarized on page A13, with a more extensive discussion included in note 17 on page A40.

GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The corporation revises such accruals in light of new information.

Significant management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict. However, the corporation has been successful in defending litigation in the past, and actual payments have not been material. In the corporation's experience, large claims often do not result in large awards. Large awards are often reversed or substantially reduced as a result of appeal or settlement.

Foreign Currency Translation

The method of translating the foreign currency financial statements of the corporation's international subsidiaries into U.S. dollars is prescribed by GAAP. Under these principles, it is necessary to select the functional currency of these subsidiaries. The functional currency is the currency of the primary economic environment in which the subsidiary operates. Management selects the functional currency after evaluating this economic environment. Downstream and chemicals operations normally use the local currency, except in highly inflationary countries, primarily Latin America, as well as in Singapore, which uses the U.S. dollar, because it predominantly sells into the U.S. dollar export market. Upstream operations also use the local currency as the functional currency, except where crude and natural gas production is predominantly sold in the export market in U.S. dollars. These operations, which use the U.S. dollar as their functional currency, are in Malaysia, Indonesia, Angola, Nigeria, Equatorial Guinea and the Middle East countries.

Factors considered by management when determining the functional currency for a subsidiary include: the currency used for cash flows related to individual assets and liabilities; the responsiveness of sales prices to changes in exchange rates; whether sales are into local markets or exported; the currency used to acquire raw materials, labor, services and supplies; sources of financing; and significance of intercompany transactions.

MANAGEMENT'S DISCUSSION OF INTERNAL CONTROLS FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls and procedures for the preparation of financial reports. Accordingly, comprehensive procedures and practices are in place. These procedures and practices are designed to provide reasonable assurance that the corporation's transactions are properly authorized; the corporation's assets are safeguarded against unauthorized or improper use; and the corporation's transactions are properly recorded and reported to permit the preparation of financial statements in conformity with U.S. Generally Accepted

Accounting Principles.

Internal controls and procedures for financial reporting are regularly reviewed by management and by the ExxonMobil internal audit function and findings are shared with the Audit Committee of the Board. In addition, PricewaterhouseCoopers, the corporation's independent auditor, who reports to the Audit Committee of the Board, considers and selectively tests internal controls in planning and performing its audits. Management's review of the design and operation of these controls and procedures in 2003, including review as of year end, did not identify any significant deficiencies or material weaknesses, including any deficiencies which could adversely affect the corporation's ability to record, process, summarize and report financial data.

Lee R. Raymond Chief Executive Officer	Donald D. Humphreys Vice President and Controller (Principal Accounting Officer)	Frank A. Risch Vice President and Treasurer (Principal Financial Officer)

REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

To the Shareholders of Exxon Mobil Corporation

In our opinion, the consolidated financial statements appearing on pages A21 through A46 present fairly, in all material respects, the financial position of Exxon Mobil Corporation and its subsidiary companies at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the corporation changed its method of accounting for asset retirement obligations in 2003.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2004

CONSOLIDATED STATEMENT OF INCOME

	Note Reference Number	2003	2002	2001
		(millions of dollars)		
Revenues and other income				
Sales and other operating revenue *(1)*		$ 237,054	$ 200,949	$ 208,715
Income from equity affiliates	8	4,373	2,066	2,174
Other income		5,311	1,491	1,896
Total revenues and other income		$ 246,738	$ 204,506	$ 212,785
Costs and other deductions				
Crude oil and product purchases		$ 107,658	$ 90,950	$ 92,257
Production and manufacturing expenses		21,260	17,831	17,743
Selling, general and administrative expenses		13,396	12,356	12,898
Depreciation and depletion		9,047	8,310	7,848
Exploration expenses, including dry holes		1,010	920	1,175
Merger related expenses	4	—	410	748
Interest expense		207	398	293
Excise taxes *(1)*	20	23,855	22,040	21,907
Other taxes and duties	20	37,645	33,572	33,377
Income applicable to minority and preferred interests		694	209	569
Total costs and other deductions		$ 214,772	$ 186,996	$ 188,815
Income before income taxes		$ 31,966	$ 17,510	$ 23,970
Income taxes	20	11,006	6,499	8,967
Income from continuing operations		$ 20,960	$ 11,011	$ 15,003
Discontinued operations, net of income tax	3	—	449	102
Extraordinary gain, net of income tax	3	—	—	215
Cumulative effect of accounting change, net of income tax	2, 10	550	—	—
Net income		$ 21,510	$ 11,460	$ 15,320
Net income per common share – *(dollars)*	13			
Income from continuing operations		$ 3.16	$ 1.62	$ 2.19
Discontinued operations, net of income tax		—	0.07	0.01
Extraordinary gain, net of income tax		—	—	0.03
Cumulative effect of accounting change, net of income tax		0.08	—	—
Net income		$ 3.24	$ 1.69	$ 2.23
Net income per common share – assuming dilution *(dollars)*	13			
Income from continuing operations		$ 3.15	$ 1.61	$ 2.17
Discontinued operations, net of income tax		—	0.07	0.01
Extraordinary gain, net of income tax		—	—	0.03
Cumulative effect of accounting change, net of income tax		0.08	—	—

Net income	$ 3.23	$ 1.68	$ 2.21

(1) *Sales and other operating revenue includes excise taxes of $23,855 million for 2003, $22,040 million for 2002 and $21,907 million for 2001.*

The information on pages A25 through A46 is an integral part of these statements.

CONSOLIDATED BALANCE SHEET

	Note Reference Number	Dec. 31 2003	Dec. 31 2002
		(millions of dollars)	
Assets			
Current assets			
Cash and cash equivalents		$ 10,626	$ 7,229
Notes and accounts receivable, less estimated doubtful amounts	7	24,309	21,163
Inventories			
Crude oil, products and merchandise	1	7,665	6,827
Materials and supplies		1,292	1,241
Prepaid taxes and expenses		2,068	1,831
Total current assets		$ 45,960	$ 38,291
Investments and advances	9	15,535	12,111
Property, plant and equipment, at cost, less accumulated depreciation and depletion	10	104,965	94,940
Other assets, including intangibles, net		7,818	7,302
Total assets		$ 174,278	$ 152,644
Liabilities			
Current liabilities			
Notes and loans payable	7	$ 4,789	$ 4,093
Accounts payable and accrued liabilities	7	28,445	25,186
Income taxes payable		5,152	3,896
Total current liabilities		$ 38,386	$ 33,175
Long-term debt	15	4,756	6,655
Annuity reserves	18	9,609	11,202
Accrued liabilities		5,283	5,252
Deferred income tax liabilities	20	20,118	16,484
Deferred credits and other long-term obligations		2,829	2,511
Equity of minority and preferred shareholders in affiliated companies		3,382	2,768
Total liabilities		$ 84,363	$ 78,047

Shareholders' equity		
Benefit plan related balances	$ (634)	$ (450)
Common stock without par value (9,000 million shares authorized)	4,468	4,217
Earnings reinvested	115,956	100,961
Accumulated other nonowner changes in equity		
Cumulative foreign exchange translation adjustment	1,421	(3,015)
Minimum pension liability adjustment	(2,446)	(2,960)
Unrealized gains/(losses) on stock investments	511	(79)
Common stock held in treasury (1,451 million shares in 2003 and 1,319 million shares in 2002)	(29,361)	(24,077)
Total shareholders' equity	$ 89,915	$ 74,597
Total liabilities and shareholders' equity	$ 174,278	$ 152,644

The information on pages A25 through A46 is an integral part of these statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

		2003		2002		2001	
	Note Reference Number	Shareholders' Equity	Nonowner Changes in Equity	Shareholders' Equity	Nonowner Changes in Equity	Shareholders' Equity	Nonowner Changes in Equity
				(millions of dollars)			
Benefit plan related balances							
At beginning of year		$ (450)		$ (159)		$ (235)	
Restricted stock award		(358)		(361)		—	
Amortization		107		11		—	
Other		67		59		76	
At end of year		$ (634)		$ (450)		$ (159)	
Common stock	13						
At beginning of year		4,217		3,789		3,661	
Issued		—		—		—	
Other		251		428		128	
At end of year		$ 4,468		$ 4,217		$ 3,789	
Earnings reinvested							
At beginning of year		100,961		95,718		86,652	
Net income for the year		21,510	$21,510	11,460	$11,460	15,320	$15,320
Dividends – common shares		(6,515)		(6,217)		(6,254)	
At end of year		$ 115,956		$ 100,961		$ 95,718	

	Note	2003		2002		2001	
Accumulated other nonowner changes in equity							
At beginning of year		(6,054)		(6,590)		(5,189)	
Foreign exchange translation adjustment		4,436	4,436	2,932	2,932	(1,085)	(1,085)
Minimum pension liability adjustment	18	514	514	(2,425)	(2,425)	(225)	(225)
Unrealized gains/(losses) on stock investments		590	590	29	29	(91)	(91)
At end of year		$ (514)		$ (6,054)		$ (6,590)	
Total			$27,050		$11,996		$13,919
Common stock held in treasury							
At beginning of year		(24,077)		(19,597)		(14,132)	
Acquisitions, at cost		(5,881)		(4,798)		(5,721)	
Dispositions		597		318		256	
At end of year		$ (29,361)		$ (24,077)		$ (19,597)	
Shareholders' equity at end of year		$ 89,915		$ 74,597		$ 73,161	

Share Activity

		2003	2002	2001
			(millions of shares)	
Common stock				
Issued	13			
At beginning of year		8,019	8,019	8,019
Issued		—	—	—
At end of year		8,019	8,019	8,019
Held in treasury	13			
At beginning of year		(1,319)	(1,210)	(1,089)
Acquisitions		(163)	(127)	(139)
Dispositions		31	18	18
At end of year		(1,451)	(1,319)	(1,210)
Common shares outstanding at end of year		6,568	6,700	6,809

The information on pages A25 through A46 is an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note Reference Number	2003	2002	2001

	Note			
			(millions of dollars)	
Cash flows from operating activities				
Net income				
Accruing to ExxonMobil shareholders		$ 21,510	$ 11,460	$ 15,320
Accruing to minority and preferred interests		694	209	569
Cumulative effect of accounting change, net of income tax	2	(550)	—	—
Adjustments for non-cash transactions				
Depreciation and depletion		9,047	8,310	7,848
Deferred income tax charges/(credits)		1,827	297	650
Annuity provisions		(1,489)	(500)	349
Accrued liability provisions		264	(90)	149
Dividends received greater than/(less than) equity in current earnings of equity companies		(402)	(170)	78
Extraordinary gain, before income tax		—	—	(194)
Changes in operational working capital, excluding cash and debt				
Reduction/(increase) – Notes and accounts receivable		(1,286)	(305)	3,062
– Inventories		(100)	353	154
– Prepaid taxes and expenses		42	32	118
Increase/(reduction) – Accounts and other payables		1,130	365	(5,103)
Ruhrgas transaction	6	(2,240)	1,466	—
All other items – net		51	(159)	(111)
Net cash provided by operating activities		$ 28,498	$ 21,268	$ 22,889
Cash flows from investing activities				
Additions to property, plant and equipment		$ (12,859)	$ (11,437)	$ (9,989)
Sales of subsidiaries, investments and property, plant and equipment	6	2,290	2,793	1,078
Additional investments and advances		(809)	(2,012)	(1,035)
Collection of advances		536	898	1,735
Net cash used in investing activities		$ (10,842)	$ (9,758)	$ (8,211)
Cash flows from financing activities				
Additions to long-term debt		$ 127	$ 396	$ 547
Reductions in long-term debt		(914)	(246)	(506)
Additions to short-term debt		715	751	705
Reductions in short-term debt		(1,730)	(927)	(1,212)
Additions/(reductions) in debt with less than 90 day maturity		(322)	(281)	(2,306)
Cash dividends to ExxonMobil shareholders		(6,515)	(6,217)	(6,254)
Cash dividends to minority interests		(430)	(169)	(194)
Changes in minority interests and sales/(purchases) of affiliate stock		(247)	(161)	(401)
Common stock acquired		(5,881)	(4,798)	(5,721)
Common stock sold		434	299	301
Net cash used in financing activities		$ (14,763)	$ (11,353)	$ (15,041)
Effects of exchange rate changes on cash		$ 504	$ 525	$ (170)

Increase/(decrease) in cash and cash equivalents	$ 3,397	$ 682	$ (533)
Cash and cash equivalents at beginning of year	7,229	6,547	7,080
Cash and cash equivalents at end of year	$ 10,626	$ 7,229	$ 6,547

The information on pages A25 through A46 is an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and the supporting and supplemental material are the responsibility of the management of Exxon Mobil Corporation.

The corporation's principal business is energy, involving the worldwide exploration, production, transportation and sale of crude oil and natural gas (upstream) and the manufacture, transportation and sale of petroleum products (downstream). The corporation is also a major worldwide manufacturer and marketer of petrochemicals (chemicals), and participates in electric power generation (upstream).

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain reclassifications to prior years have been made to conform to the 2003 presentation.

1. Summary of Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of those significant subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the corporation, and for which other shareholders do not possess the right to participate in significant management decisions. They also include the corporation's share of the undivided interest in upstream assets and liabilities. Additionally, the corporation consolidates certain affiliates in which it has less than a majority ownership, because of guarantees or other arrangements that create majority economic interests in these affiliates which are greater than the corporation's voting interests.

Amounts representing the corporation's percentage interest in the underlying net assets of other significant subsidiaries and less than majority owned companies in which a significant equity ownership interest is held, are included in "Investments and advances"; the corporation's share of the net income of these companies is included in the consolidated statement of income caption "Income from equity affiliates." The corporation's share of the cumulative foreign exchange translation adjustment for equity method investments is reported in consolidated shareholder's equity. Evidence of loss in value that might indicate impairment, similar to that used for consolidated assets, occurring within companies accounted for on the equity method is assessed to determine if such evidence represents a long term reduction in value of the corporation's investment.

Revenue Recognition. The corporation generally sells crude oil, natural gas and petroleum and chemical products under short-term agreements at prevailing market prices. In some cases (e.g., natural gas), products may be sold under long-term agreements, with periodic price adjustments. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from the production of natural gas properties in which the corporation has an interest with the other producers are recognized on the basis of the company's net working interest. Differences between actual production and net working interest volumes are not significant.

Derivative Instruments. The corporation makes limited use of derivatives. Derivative instruments are not held for trading purposes nor do they have leverage features. When the corporation does enter into derivative transactions, it is to offset exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices. The gains and losses resulting from the changes in fair value of these instruments are recorded in income, except when the instruments are designated as hedging the currency exposure of net investments in foreign subsidiaries, in which case they are recorded in the cumulative foreign exchange translation account, as part of shareholders' equity.

The gains and losses on derivative instruments that are designated as fair value hedges (i.e., those hedging the exposure to changes in the fair value of an asset or a liability or the changes in the fair value of a firm commitment) are offset by the gains and losses from the changes in fair value of the hedged items, which are also recognized in income. Most of these designated hedges are entered into at the same time that the hedged items are transacted, they are fully effective and in combination with the offsetting hedged items, they result in no net impact on income. In some situations, the corporation has chosen not to designate certain immaterial derivatives used for hedging economic exposure as hedges for accounting purposes due to the excessive administrative effort that would be required to account for these items as hedging transactions. These derivatives are recorded on the balance sheet at fair value and the gains and losses arising from changes in fair value are recognized in income. All derivatives activity is immaterial.

Inventories. Crude oil, products and merchandise inventories are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventory costs include expenditures and other charges (including depreciation) directly and indirectly incurred in bringing the inventory to its existing condition and location. Selling expenses and general and administrative expenses are reported as period costs and excluded from inventory cost. Inventories of materials and supplies are valued at cost or less.

Crude oil, products and merchandise as of year-end 2003 and 2002 consist of the following:

	2003	2002
	(billions of dollars)	
Petroleum products	$ 3.2	$ 2.9
Crude oil	2.2	1.9
Chemical products	1.9	1.7
Gas/other	0.4	0.3
Total	$ 7.7	$ 6.8

Property, Plant and Equipment. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration. Maintenance and repairs, including planned major maintenance, are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

The corporation uses the "successful efforts" method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory

expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method for each field.

The corporation continues to carry as an asset the cost of drilling exploratory wells that find sufficient quantities of reserves to justify their completion as producing wells if the required capital expenditure is made and drilling of additional exploratory wells is under way or firmly planned for the near future. Once exploration activities demonstrate that sufficient quantities of commercially producible reserves have been discovered, continued capitalization is dependent on project reviews, which take place at least annually, to ensure that satisfactory progress toward ultimate development of the reserves is being achieved. Exploratory well costs not meeting these criteria are charged to expense.

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves. Significant unproved properties are assessed for impairment individually and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that the corporation expects to hold the properties. The cost of properties that are not individually significant are aggregated by groups and amortized over the average holding period of the properties of the groups. The valuation allowances are reviewed at least annually. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

Unit-of-production depreciation is applied to property, plant and equipment, including capitalized exploratory drilling and development costs, associated with productive depletable extractive properties, all in the upstream segment. Unit-of-production rates are based on proved developed reserves, which are oil, gas and other mineral reserves estimated to be recoverable from existing facilities using current operating methods. Additional oil and gas to be obtained through the application of improved recovery techniques is included when, or to the extent that, the requisite commercial-scale facilities have been installed and the required wells have been drilled.

Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Production costs are expensed as incurred. Production involves lifting the oil and gas to the surface and gathering, treating, field processing and field storage of the oil and gas. The production function normally terminates at the outlet valve on the lease or field production storage tank. Production costs are those incurred to operate and maintain the corporation's wells and related equipment and facilities. They become part of the cost of oil and gas produced. These costs, sometimes referred to as lifting costs, include such items as labor costs to operate the wells and related equipment; repair and maintenance costs on the wells and equipment; materials, supplies and energy costs required to operate the wells and related equipment; and administrative expenses related to the production activity.

Gains on sales of proved and unproved properties are only recognized when there is no uncertainty about the recovery of costs applicable to any interest retained or where there is no substantial obligation for future performance by the corporation. Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value.

Proved oil and gas properties held and used by the corporation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated corporate plan investment evaluation assumptions for crude oil commodity prices and foreign currency exchange rates. Annual volumes are based on individual field production profiles which are also updated annually. Prices for natural gas and other products sold under contract are based on corporate plan assumptions developed annually by major region/contract and also for investment evaluation purposes. Cash flow estimates for impairment testing exclude derivative instruments.

Impairment analyses are generally based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. Impairments are measured by the amount the carrying value exceeds the fair value.

Asset Retirement Obligations and Environmental Costs. The corporation incurs retirement obligations for its upstream assets. The fair values of these obligations are recorded as liabilities on a discounted basis, which is typically at the time the assets are installed. The costs associated with these liabilities are capitalized as part of the related assets and depreciated as the reserves are produced. Over time, the liabilities are accreted for the change in present value. Asset retirement obligations are not recorded for downstream and chemicals facilities, because such potential obligations cannot be measured since it is not possible to estimate the settlement dates.

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties, and projected cash expenditures are not discounted.

Foreign Currency Translation. The "functional currency" for translating the accounts of the majority of downstream and chemicals operations outside the U.S. is the local currency. Local currency is also used for upstream operations that are relatively self-contained and integrated within a particular country, such as in Canada, the United Kingdom, Norway and continental Europe. The U.S. dollar is used for operations in highly inflationary economies, in Singapore which is predominantly export oriented, and for some upstream operations, primarily in Malaysia, Indonesia, Angola, Nigeria, Equatorial Guinea and the Middle East countries. For all operations, gains or losses on remeasuring foreign currency transactions into functional currency are included in income.

Stock Option Accounting. Effective January 1, 2003, the corporation adopted for all employee stock-based awards granted after that date, the recognition provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." In accordance with FAS 123, compensation expense

for awards granted on or after January 1, 2003 will be measured by the fair value of the award at the date of grant and recognized over the vesting period. The fair value of awards in the form of restricted stock is the market price of the stock. The fair value of awards in the form of stock options is estimated using an option-pricing model.

As permitted by FAS 123, the corporation has retained its prior method of accounting for stock-based awards granted before January 1, 2003. Under this method, compensation expense for awards granted in the form of stock options is measured at the intrinsic value of the options (the difference between the market price of stock and the exercise price of the options) on the date of grant. Since these two prices are the same on the date of grant, no compensation expense was recognized in income for these awards. Additionally, compensation expense for awards granted in the form of restricted stock is based on the price of the stock when it is granted and is recognized over the vesting period, which is the same method of accounting as under FAS 123.

If the provisions of FAS 123 had been adopted for all prior years, the impact on compensation expense, net income, and net income per share would have been as follows:

	2003	2002	2001
	(millions of dollars)		
Net income, as reported	$ 21,510	$ 11,460	$ 15,320
Add: Stock-based compensation, net of tax included in reported net income	86	19	8
Deduct: Stock-based compensation, net of tax determined under fair value based method	(93)	(180)	(293)
Pro forma net income	$ 21,503	$ 11,299	$ 15,035
	(dollars per share)		
Net income per share:			
Basic – as reported	$ 3.24	$ 1.69	$ 2.23
Basic – pro forma	3.24	1.67	2.19
Diluted – as reported	3.23	1.68	2.21
Diluted – pro forma	3.23	1.66	2.17

The pro forma amounts that would have been reported if FAS 123 had been in effect for all years are based on the fair value of stock-based awards granted for each of those years and recognized over the vesting period. In 2003 and 2002, the stock-based awards were in the form of restricted common stock and restricted stock units, and the fair value is based on the price of the stock at the date of grant, which was $36.11 and $34.64 in 2003 and 2002, respectively. No stock option awards were made in 2003 and 2002. In 2001, the stock-based awards were primarily stock options and the fair values were estimated using an option-pricing model. The average fair value for each stock option granted during 2001 was $6.89. The weighted average assumptions used to determine this amount for 2001 were: risk-free interest rate of 4.6 percent, expected life of 6 years, volatility of 16 percent and a dividend yield of 2.5 percent.

2. Accounting Change

As of January 1, 2003, the corporation adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations." The primary impact of FAS 143 is to change the method of accruing for upstream site restoration costs. Asset retirement obligations are not recorded for downstream and chemicals facilities because such potential obligations cannot be measured since it is not possible to estimate the settlement dates.

Upstream costs were previously accrued ratably over the productive lives of the assets in accordance with Statement of Financial Accounting Standards No. 19 (FAS 19), "Financial Accounting and Reporting by Oil and Gas Producing Companies." At the end of 2002, the cumulative amount accrued under FAS 19 was approximately $3.5 billion. Under FAS 143, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was after-tax income of $550 million (net of $442 million of income tax effects, including ExxonMobil's share of related equity company income taxes of $51 million), or $0.08 per common share. The effect of this accounting change on the balance sheet was a $0.3 billion increase to property, plant and equipment, a $0.6 billion reduction to the accrued liability and a $0.4 billion increase in deferred income tax liabilities.

This adjustment is due to the difference in the method of accruing site restoration costs under FAS 143 compared with the method required by FAS 19, the accounting standard that the corporation has been required to follow since 1978. Under FAS 19, site restoration costs were accrued on a unit-of-production basis of accounting as the oil and gas is produced. The FAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because FAS 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued toward the end of field life, when production is at the lowest level. The cumulative income adjustment described above resulted from reversing the higher liability accumulated under FAS 19 in order to adjust it to the lower present value amount resulting from transition to FAS 143. This amount being reversed in transition, which was previously charged to operating earnings under FAS 19, will again be charged to those earnings under FAS 143 in future years.

If FAS 143 had been in effect in 2002, net income that would have been reported would not have been materially different from the net income that was reported under FAS 19. The effect of FAS 143 on net income in the current year period is also not material.

3. Discontinued Operations and Extraordinary Item

In 2002, the copper business in Chile and the coal operations in Colombia were sold. Earnings of these businesses are reported as discontinued operations for all years presented in the consolidated statement of income. Income taxes related to discontinued operations were: 2002 – $41 million and 2001 – $47 million. Included in discontinued operations for 2002 are gains on the dispositions of $400 million, net of tax. The assets that were sold were primarily property, plant and

equipment in the amount of $1.3 billion. Revenues of these operations were not material. These businesses were historically reported in the "All Other" column in the segment disclosures located in note 19 on pages A44 and A45.

Net income for 2001 included net after-tax gains from asset management activities in the chemicals segment and regulatory required asset divestitures in the amount of $215 million (including an income tax credit of $21 million), or $0.03

per common share. These net after-tax gains were reported as extraordinary items according to accounting requirements for business combinations accounted for as pooling of interests.

4. Merger Expenses and Reorganization Reserves

In association with the merger between Exxon and Mobil, $410 million pre-tax ($275 million after-tax) and $748 million pre-tax ($525 million after-tax) of costs were recorded as merger-related expenses in 2002 and 2001, respectively. Cumulative charges for the period 1999 to 2002 of $3,189 million included separation expenses of approximately $1,460 million related to workforce reductions (approximately 8,200 employees at year-end 2002), plus implementation costs and merger closing costs. Reflecting the completion of merger-related activities, merger expenses were not reported in 2003.

The separation reserve balance at year-end 2003 of approximately $48 million is expected to be expended mainly in 2004.

The following table summarizes the activity in the reorganization reserves. The 2001 opening balance represents accruals for provisions taken in prior years.

	Opening Balance	Additions	Deductions	Balance at Year End
		(millions of dollars)		
2001	$ 339	$ 187	$ 329	$ 197
2002	197	93	189	101
2003	101	—	53	48

5. Miscellaneous Financial Information

Research and development costs totaled $618 million in 2003, $631 million in 2002 and $603 million in 2001.

Net income included aggregate foreign exchange transaction gains of $11 million in 2003, and losses of $106 million in 2002 and $142 million in 2001.

In 2003, 2002 and 2001, net income included gains of $255 million, $159 million and $238 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $6.8 billion and $6.8 billion at December 31, 2003 and 2002, respectively.

6. Cash Flow Information

The consolidated statement of cash flows provides information about changes in cash and cash equivalents. Highly liquid investments with maturities of three months or less when acquired are classified as cash equivalents.

In 2003, ExxonMobil completed a divestment of interests in shares of Ruhrgas AG, a German gas transmission company. These shares were held in part by BEB Erdgas und Erdoel GmbH (BEB), an investment accounted for by the equity method, and in part by a consolidated affiliate in Germany. In 2002, cash in the amount of $1,466 million was received from BEB, an equity company, and included in cash flows from operating activities (see Ruhrgas transaction line on Statement of Cash Flows, page A24). This cash from BEB was a loan and was part of a restructuring that enabled BEB to transfer its holdings in Ruhrgas AG provided regulatory approval was received. No income was recorded in 2002.

In 2003, upon receipt of regulatory approvals, the Ruhrgas AG shares held by BEB were transferred, cash was received for the shares held by the consolidated affiliate and a one-time gain of $1,700 million after tax was recognized in net income. The $2,240 million reduction in 2003 cash flow from operating activities reflects the pre-tax gains from the transaction. The cash generated from these gains for the BEB portion of the transaction was reported in 2002. For the shares held by the consolidated affiliate, the cash received was reported in cash flows from investing activities in 2003.

Cash payments for interest were: 2003 – $429 million, 2002 – $437 million and 2001 – $562 million. Cash payments for income taxes were: 2003 – $8,149 million, 2002 – $6,106 million and 2001 – $9,855 million.

7. Additional Working Capital Information

	Dec. 31 2003	Dec. 31 2002
	(millions of dollars)	
Notes and accounts receivable		
Trade, less reserves of $358 million and $314 million	$ 16,766	$ 15,317
Other, less reserves of $38 million and $39 million	7,543	5,846
Total	$ 24,309	$ 21,163
Notes and loans payable		
Bank loans	$ 972	$ 987
Commercial paper	1,579	1,870
Long-term debt due within one year	1,903	884
Other	335	352
Total	$ 4,789	$ 4,093
Accounts payable and accrued liabilities		
Trade payables	$ 15,334	$ 13,792
Payables to equity companies	1,584	1,192
Accrued taxes other than income taxes	5,374	4,628
Other	6,153	5,574
Total	$ 28,445	$ 25,186

On December 31, 2003, unused credit lines for short-term financing totaled approximately $4.3 billion. Of this total, $2.6 billion support commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 2003 and 2002 was 2.9 percent and 2.8 percent, respectively.

8. Equity Company Information

The summarized financial information below includes amounts related to certain less than majority owned companies and majority owned subsidiaries where minority shareholders possess the right to participate in significant management decisions (see note 1). These companies are primarily engaged in crude production, natural gas marketing and refining operations in North America; natural gas production, natural gas distribution, and downstream operations in Europe; crude production in Kazakhstan and Abu Dhabi and LNG operations in Qatar. Also included are several power generation, petrochemical/lubes manufacturing and chemical ventures. The corporation's ownership in these ventures is in the form of shares in corporate joint ventures as well as interests in partnerships. The share of total revenues in the table below representing sales to ExxonMobil consolidated companies was 18 percent, 19 percent and 19 percent, respectively, in the years 2003, 2002 and 2001.

	2003	2002	2001
	ExxonMobil	ExxonMobil	ExxonMobil

Equity Company Financial Summary	Total	Share	Total	Share	Total	Share
			(millions of dollars)			
Total revenues	$ 63,651	$ 23,667	$ 47,204	$ 17,230	$ 47,072	$ 17,520
Income before income taxes	$ 11,432	$ 5,356	$ 6,028	$ 2,844	$ 6,952	$ 2,922
Less: Related income taxes	(1,871)	(983)	(1,461)	(778)	(1,562)	(748)
Income from operations	$ 9,561	$ 4,373	$ 4,567	$ 2,066	$ 5,390	$ 2,174
Cumulative effect of accounting change, net of income tax	74	35	—	—	—	—
Net income	$ 9,635	$ 4,408	$ 4,567	$ 2,066	$ 5,390	$ 2,174
Current assets	$ 19,334	$ 7,386	$ 20,162	$ 7,658	$ 18,992	$ 7,369
Property, plant and equipment, less accumulated depreciation	40,895	15,034	39,351	14,254	36,565	13,135
Other long-term assets	5,820	2,694	5,524	2,614	5,127	2,284
Total assets	$ 66,049	$ 25,114	$ 65,037	$ 24,526	$ 60,684	$ 22,788
Short-term debt	$ 3,402	$ 1,336	$ 3,561	$ 1,443	$ 3,142	$ 1,232
Other current liabilities	13,394	5,112	15,529	5,991	16,218	6,349
Long-term debt	7,997	2,815	9,236	3,352	10,496	3,950
Other long-term liabilities	6,738	3,215	8,248	3,881	6,253	2,862
Advances from shareholders	11,092	3,091	10,721	2,927	8,443	2,179
Net assets	$ 23,426	$ 9,545	$ 17,742	$ 6,932	$ 16,132	$ 6,216

In December 2003, the Financial Accounting Standards Board issued a revised Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," replacing the original interpretation issued in January 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities.

The provisions of FIN 46 must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation is required by March 31, 2004.

There have been no variable interest entities created after January 31, 2003 in which the corporation has an interest. The corporation identified three operating entities in which the corporation has variable interests primarily through lease commitments and certain guarantees extended by the corporation. The corporation chose to implement FIN 46 in the fourth quarter 2003 by consolidating these entities, which were previously accounted for under the equity method. There was no effect on net income, because the corporation was already recording its share of net income of these entities. The impact to the balance sheet was to increase both assets and liabilities by about $500 million. However, there was no change to the calculation of return on average capital employed, because the corporation already includes its share of equity company debt in the determination of average capital employed.

9. Investments and Advances

	Dec. 31 2003	Dec. 31 2002
	(millions of dollars)	
Companies carried at equity in underlying assets		
Investments	$ 9,545	$ 6,932
Advances	3,091	2,927
	$ 12,636	$ 9,859
Companies carried at cost or less and stock investments carried at fair value	1,795	1,088
	$ 14,431	$ 10,947
Long-term receivables and miscellaneous investments at cost or less	1,104	1,164
Total	$ 15,535	$ 12,111

10. Property, Plant and Equipment and Asset Retirement Obligations

	Dec. 31, 2003		Dec. 31, 2002	
Property, Plant and Equipment	Cost	Net	Cost	Net
	(millions of dollars)			
Upstream	$ 138,701	$ 58,727	$ 122,210	$ 51,696
Downstream	59,939	29,566	54,032	26,920
Chemicals	20,623	10,115	19,138	9,909
Other	10,052	6,557	9,580	6,415
Total	$ 229,315	$ 104,965	$ 204,960	$ 94,940

In the upstream segment, depreciation is on a unit-of-production basis and so depreciable life will vary by field. In the downstream segment, investments in refinery and lubes basestock manufacturing facilities are generally depreciated on a straight-line basis over a 25-year life and service station buildings and fixed improvements over a 20-year life. In the chemicals segment, investments in process equipment are generally depreciated on a straight-line basis over a 20-year life.

Accumulated depreciation and depletion totaled $124,350 million at the end of 2003 and $110,020 million at the end of 2002. Interest capitalized in 2003, 2002 and 2001 was $490 million, $426 million and $518 million, respectively.

Mineral Interests

Statements of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations," and No. 142 (FAS 142), "Goodwill and Other Intangible Assets," were issued by the Financial Accounting Standards Board (FASB) in June 2001 and became effective for the corporation on July 1, 2001 and January 1, 2002, respectively. Currently, the Emerging Issues Task Force (EITF) is considering the issue of whether FAS 141 and 142 require interests held under oil, gas and mineral leases to be separately classified as intangible assets on the balance sheets of companies in the extractive industries. If such interests were deemed to be intangible assets by the EITF, mineral rights to extract oil and gas for both undeveloped and developed leaseholds would be classified separately from oil and gas properties as intangible assets on the corporation's balance sheet. Historically the corporation has capitalized the cost of oil and gas leasehold interests in accordance with statement of Financial Accounting Standard No. 19 (FAS 19), "Financial Accounting and Reporting by Oil and Gas Producing Companies." Also, consistent with industry practice, the corporation has reported these assets as part of tangible oil and gas property, plant and equipment.

This interpretation of FAS 141 and 142 would only affect the classification of oil and gas leaseholds on the corporation's balance sheet, and would not affect total assets, net worth or cash flows. The corporation's results of operations would not be affected, since these leasehold costs would continue to be amortized in accordance with FAS 19. The amount that is subject to reclassification as of December 31, 2003 was $4.5 billion, and as of December 31, 2002 was $4.6 billion.

The following table summarizes the activity in the liability for asset retirement obligations:

Asset Retirement Obligations	2003
	(millions of dollars)
Beginning balance	$ 3,454
Cumulative effect of accounting change	(622)
Accretion expense and other provisions	174
Payments made	(113)
Liabilities incurred	253
Foreign currency translation/other	294
Ending balance	$ 3,440

Cumulative Effect of Accounting Change	2003
	(millions of dollars)
Increase in net PP&E	$ 284
Decrease in ARO liability	622
Increase in deferred tax liability	(391)
Increase in investments in equity companies	35
Total after-tax earnings	$ 550

11. Leased Facilities

At December 31, 2003, the corporation and its consolidated subsidiaries held noncancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as indicated in the table.

Net rental expenditures for 2003, 2002 and 2001 totaled $2,298 million, $2,322 million and $2,454 million, respectively, after being reduced by related rental income of $141 million, $140 million and $199 million, respectively. Minimum rental expenditures totaled $2,319 million in 2003, $2,378 million in 2002 and $2,562 million in 2001.

	Minimum Commitment	Related Rental Income
	(millions of dollars)	
2004	$ 1,299	$ 51
2005	988	37
2006	732	32
2007	539	29

2008	471	19
2009 and beyond	2,160	110
Total	$ 6,189	$ 278

12. Employee Stock Ownership Plans

In 1989, the Exxon and Mobil employee stock ownership plan trusts borrowed $1,000 million and $800 million, respectively, to finance the purchase of shares of Exxon and Mobil stock. The trusts were merged in late 1999 to create the ExxonMobil leveraged employee stock ownership trust (ExxonMobil ESOP). The ExxonMobil ESOP is a constituent part of the ExxonMobil Savings Plan, which, effective February 8, 2002, is an employee stock ownership plan in its entirety.

Employees eligible to participate in the ExxonMobil Savings Plan may elect to participate in the ExxonMobil ESOP. Corporate contributions to the plan and dividends were used to make principal and interest payments on the ExxonMobil ESOP notes ($65 million outstanding as of December 31, 2002, which was fully repaid in 2003). As corporate contributions and dividends were credited, common shares were allocated to participants' plan accounts. The corporation's contribution to the ExxonMobil ESOP, representing the amount by which debt service exceeded dividends on shares held by the ExxonMobil ESOP, was $59 million, $86 million and $58 million in 2003, 2002 and 2001, respectively.

Accounting for the plans has followed the principles that were in effect for the respective plans when they were established. During the time that the guaranteed ESOP borrowing was outstanding, the borrowing was included in ExxonMobil's debt. The future compensation to be earned by employees was classified in Shareholders' Equity. No guaranteed debt was outstanding at year-end 2003 and there was no future compensation classified in Shareholders' Equity as all compensation was earned. Expense, net of the dividends used for debt service, was recognized as the debt was repaid and shares were earned by employees. The amount of compensation expense related to the plans and recorded by the corporation during the periods was $32 million in 2003, $122 million in 2002 and $83 million in 2001.

13. Capital

On May 30, 2001, the company's Board of Directors approved a two-for-one stock split of common stock for shareholders of record on June 20, 2001. The authorized common stock was increased from 4.5 billion shares without par value to 9 billion shares without par value, and the issued shares were split on a two-for-one basis on June 20, 2001.

In 1989, $1,800 million of benefit related balances were recorded as debt and as a reduction to shareholders' equity, representing Exxon and Mobil guaranteed borrowings by the Exxon ESOP to purchase Exxon Class A Preferred Stock and the Mobil ESOP to purchase Mobil Class B Preferred Stock. All preferred shares were converted to ExxonMobil common stock by year-end 1999. As common shares were earned by employees and the debt was repaid, the benefit plan related balances were reduced. No guaranteed debt was outstanding at year-end 2003 and there was no future compensation classified in shareholders' equity as all compensation was earned.

The table below summarizes the earnings per share calculations.

	2003	2002	2001
<u>Net income per common share</u>			
Income from continuing operations *(millions of dollars)*	$ 20,960	$ 11,011	$ 15,003
Weighted average number of common shares outstanding *(millions of shares)*	6,634	6,753	6,868
Net income per common share *(dollars)*			

Income from continuing operations	$ 3.16	$ 1.62	$ 2.19
Discontinued operations, net of income tax	—	0.07	0.01
Extraordinary gain, net of income tax	—	—	0.03
Cumulative effect of accounting change, net of income tax	0.08	—	—
Net income	$ 3.24	$ 1.69	$ 2.23
Net income per common share – assuming dilution			
Income from continuing operations *(millions of dollars)*	$ 20,960	$ 11,011	$ 15,003
Adjustment for assumed dilution	—	—	(4)
Income available to common shares	$ 20,960	$ 11,011	$ 14,999
Weighted average number of common shares outstanding *(millions of shares)*	6,634	6,753	6,868
Effect of employee stock-based awards	28	50	73
Weighted average number of common shares outstanding – assuming dilution	6,662	6,803	6,941
Net income per common share *(dollars)*			
Income from continuing operations	$ 3.15	$ 1.61	$ 2.17
Discontinued operations, net of income tax	—	0.07	0.01
Extraordinary gain, net of income tax	—	—	0.03
Cumulative effect of accounting change, net of income tax	0.08	—	—
Net income	$ 3.23	$ 1.68	$ 2.21
Dividends paid per common share *(dollars)*	$ 0.98	$ 0.92	$ 0.91

14. Financial Instruments and Derivatives

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value differs materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 2003 and 2002, was $5.6 billion and $7.8 billion, respectively, as compared to recorded book values of $4.8 billion and $6.7 billion.

The corporation's size, geographic diversity and the complementary nature of the upstream, downstream and chemicals businesses mitigate the corporation's risk from changes in interest rates, currency rates and commodity prices. The corporation relies on these operating attributes and strengths to reduce enterprise-wide risk. As a result, the corporation makes limited use of derivatives to offset exposures arising from existing transactions.

The corporation does not trade in derivatives nor does it use derivatives with leveraged features. The corporation maintains a system of controls that includes a policy covering the authorization, reporting and monitoring of derivative activity. The corporation's derivative activities pose no material credit or market risks to ExxonMobil's operations, financial condition or liquidity. Interest rate, foreign exchange rate and commodity price exposures arising from derivative contracts undertaken in accordance with the corporation's policies have not been significant.

The fair value of derivatives outstanding and recorded on the balance sheet was a net payable of $17 million and a net receivable of $20 million at year-end 2003 and 2002, respectively. This is the amount that the corporation would have paid to or received from third parties if these derivatives had been settled. These derivative fair values were substantially offset by the fair values of the underlying exposures being hedged. The corporation recognized a gain of $4 million, a loss of $35 million and a gain of $23 million related to derivative activity during 2003, 2002 and 2001, respectively. The gains/losses included the offsetting amounts from the changes in fair value of the items being hedged by the derivatives.

15. Long-Term Debt

At December 31, 2003, long-term debt consisted of $4,333 million due in U.S. dollars and $423 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $1,903 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 2004, in millions of dollars, are: 2005—$363, 2006—$136, 2007—$104 and 2008—$274. Certain of the borrowings described may from time to time be assigned to other ExxonMobil affiliates. At December 31, 2003, the corporation's unused long-term credit lines were not material.

There was no outstanding balance of defeased debt at year-end 2003. Summarized long-term borrowings at year-end 2003 and 2002 were as shown in the adjacent table:

	2003	2002
	(millions of dollars)	
Exxon Mobil Corporation		
Guaranteed zero coupon notes due 2004		
– Net of unamortized discount	$ —	$ 933
Exxon Capital Corporation (1)		
6.0% Guaranteed notes due 2005	106	106
6.125% Guaranteed notes due 2008	160	160
SeaRiver Maritime Financial Holdings, Inc. (1)		
Guaranteed debt securities due 2005-2011 (2)	85	95
Guaranteed deferred interest debentures due 2012		
– Face value net of unamortized discount plus accrued interest	1,121	1,006
Imperial Oil Limited		
Variable rate notes due 2004 (3)	—	600
Variable rate Canadian dollar notes due 2004 (4)	—	317
ExxonMobil Canada Ltd.		
5.0% U.S. dollar Eurobonds due 2004	—	255
Mobil Producing Nigeria Unlimited		
8.625% notes due 2006	63	104
Mobil Corporation		
8.625% debentures due 2021	248	248
7.625% debentures due 2033	—	204
Industrial revenue bonds due 2007-2033 (5)	1,688	1,530
Other U.S. dollar obligations (6)	640	507
Other foreign currency obligations	275	296
Capitalized lease obligations (7)	370	294

Total long-term debt	$ 4,756	$ 6,655

(1) Additional information is provided for these subsidiaries on pages A34 to A38.
(2) Average effective interest rate of 1.2% in 2003 and 1.8% in 2002.
(3) Average effective interest rate of 1.9% in 2002.
(4) Average effective interest rate of 2.8% in 2002.
(5) Average effective interest rate of 1.7% in 2003 and 1.8% in 2002.
(6) Average effective interest rate of 6.3% in 2003 and 5.7% in 2002.
(7) Average imputed interest rate of 7.0% in 2003 and 6.4% in 2002.

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

ExxonMobil Corporation has fully and unconditionally guaranteed the 6.0% notes due 2005 ($106 million of long-term debt at year-end 2003) and the 6.125% notes due 2008 ($160 million) of Exxon Capital Corporation and the deferred interest debentures due 2012 ($1,121 million) and the debt securities due 2005-2011 ($85 million long-term and $10 million short-term) of SeaRiver Maritime Financial Holdings, Inc. Exxon Capital Corporation and SeaRiver Maritime Financial Holdings, Inc. are 100 percent owned subsidiaries of Exxon Mobil Corporation.

The following condensed consolidating financial information is provided for Exxon Mobil Corporation, as guarantor, and for Exxon Capital Corporation and SeaRiver Maritime Financial Holdings, Inc., as issuers, as an alternative to providing separate financial statements for the issuers. The accounts of Exxon Mobil Corporation, Exxon Capital Corporation and SeaRiver Maritime Financial Holdings, Inc. are presented utilizing the equity method of accounting for investments in subsidiaries.

	Exxon Mobil Corporation Parent Guarantor	Exxon Capital Corporation	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)			
Condensed consolidated statement of income for twelve months ended December 31, 2003						
Revenues and other income						
Sales and other operating revenue, including excise taxes	$ 11,328	$ —	$ —	$ 225,726	$ —	$ 237,054
Income from equity affiliates	18,163	—	1	4,363	(18,154)	4,373
Other income	3,229	—	—	2,082	—	5,311
Intercompany revenue	17,918	33	19	142,930	(160,900)	—
Total revenues and other income	50,638	33	20	375,101	(179,054)	246,738
Costs and other deductions						
Crude oil and product purchases	17,342	—	—	240,908	(150,592)	107,658
Production and manufacturing expenses	6,492	2	1	19,691	(4,926)	21,260
Selling, general and administrative expenses	2,037	2	—	11,526	(169)	13,396
Depreciation and depletion	1,535	5	2	7,505	—	9,047
Exploration expenses, including dry holes	247	—	—	763	—	1,010
Merger related expenses	—	—	—	—	—	—
Interest expense	648	21	121	4,629	(5,212)	207
Excise taxes	1	—	—	23,854	—	23,855

Other taxes and duties	9	—	—	37,636	—	37,645
Income applicable to minority and preferred interests	—	—	—	694	—	694
Total costs and other deductions	28,311	30	124	347,206	(160,899)	214,772
Income before income taxes	22,327	3	(104)	27,895	(18,155)	31,966
Income taxes	1,367	(1)	(37)	9,677	—	11,006
Income from continuing operations	20,960	4	(67)	18,218	(18,155)	20,960
Discontinued operations, net of income tax	—	—	—	—	—	—
Extraordinary gain, net of income tax	—	—	—	—	—	—
Accounting change, net of income tax	550	—	—	481	(481)	550
Net income	$ 21,510	$ 4	$ (67)	$ 18,699	$ (18,636)	$ 21,510

	Exxon Mobil Corporation Parent Guarantor	Exxon Capital Corporation	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)			
Condensed consolidated statement of income for twelve months ended December 31, 2002						
Revenues and other income						
Sales and other operating revenue, including excise taxes	$ 8,711	$ —	$ —	$ 192,238	$ —	$ 200,949
Income from equity affiliates	10,177	—	(16)	2,048	(10,143)	2,066
Other income	580	5	—	906	—	1,491
Intercompany revenue	15,711	41	27	120,836	(136,615)	—
Total revenues and other income	35,179	46	11	316,028	(146,758)	204,506
Costs and other deductions						
Crude oil and product purchases	14,687	—	—	207,709	(131,446)	90,950
Production and manufacturing expenses	5,312	2	1	16,839	(4,323)	17,831
Selling, general and administrative expenses	1,592	2	—	10,898	(136)	12,356
Depreciation and depletion	1,572	5	3	6,730	—	8,310
Exploration expenses, including dry holes	147	—	—	773	—	920
Merger related expenses	70	—	—	356	(16)	410
Interest expense	655	22	112	4,634	(5,025)	398
Excise taxes	—	—	—	22,040	—	22,040
Other taxes and duties	12	—	—	33,560	—	33,572
Income applicable to minority and preferred interests	—	—	—	209	—	209
Total costs and other deductions	24,047	31	116	303,748	(140,946)	186,996
Income before income taxes	11,132	15	(105)	12,280	(5,812)	17,510
Income taxes	121	6	(31)	6,403	—	6,499
Income from continuing operations	11,011	9	(74)	5,877	(5,812)	11,011
Discontinued operations, net of income tax	449	—	—	456	(456)	449

Extraordinary gain, net of income tax	—	—	—	—	—	—
Accounting change, net of income tax	—	—	—	—	—	—
Net income	$ 11,460	$ 9	$ (74)	$ 6,333	$ (6,268)	$ 11,460

Condensed consolidated statement of income for twelve months ended December 31, 2001

Revenues and other income						
Sales and other operating revenue, including excise taxes	$ 28,800	$ —	$ —	$ 179,915	$ —	$ 208,715
Income from equity affiliates	13,094	—	32	2,145	(13,097)	2,174
Other income	333	—	—	1,563	—	1,896
Intercompany revenue	6,252	584	62	106,498	(113,396)	—
Total revenues and other income	48,479	584	94	290,121	(126,493)	212,785
Costs and other deductions						
Crude oil and product purchases	19,483	—	—	174,455	(101,681)	92,257
Production and manufacturing expenses	5,696	3	1	17,192	(5,149)	17,743
Selling, general and administrative expenses	2,158	2	—	10,800	(62)	12,898
Depreciation and depletion	1,584	5	3	6,256	—	7,848
Exploration expenses, including dry holes	125	—	—	1,050	—	1,175
Merger related expenses	89	—	—	771	(112)	748
Interest expense	1,043	531	114	4,924	(6,319)	293
Excise taxes	1,957	—	—	19,950	—	21,907
Other taxes and duties	14	—	—	33,363	—	33,377
Income applicable to minority and preferred interests	—	—	—	569	—	569
Total costs and other deductions	32,149	541	118	269,330	(113,323)	188,815
Income before income taxes	16,330	43	(24)	20,791	(13,170)	23,970
Income taxes	1,327	15	(20)	7,645	—	8,967
Income from continuing operations	15,003	28	(4)	13,146	(13,170)	15,003
Discontinued operations, net of income tax	102	—	—	108	(108)	102
Extraordinary gain, net of income tax	215	—	—	—	—	215
Accounting change, net of income tax	—	—	—	—	—	—
Net income	$ 15,320	$ 28	$ (4)	$ 13,254	$ (13,278)	$ 15,320

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

	Exxon Mobil Corporation Parent Guarantor	Exxon Capital Corporation	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
	(millions of dollars)					

Condensed consolidated balance sheet for year ended December 31, 2003

Cash and cash equivalents	$ 5,647	$ —	$ —	$ 4,979	$ —	$ 10,626
Notes and accounts receivable – net	5,781	—	—	18,528	—	24,309
Inventories	1,027	—	—	7,930	—	8,957
Prepaid taxes and expenses	91	—	—	1,977	—	2,068
Total current assets	12,546	—	—	33,414	—	45,960
Investments and advances	126,568	—	401	357,104	(468,538)	15,535
Property, plant and equipment – net	16,733	98	1	88,133	—	104,965
Other long-term assets	1,714	—	105	5,999	—	7,818
Intercompany receivables	9,463	1,114	1,540	381,683	(393,800)	—
Total assets	$ 167,024	$ 1,212	$ 2,047	$ 866,333	$ (862,338)	$ 174,278
Notes and loans payable	$ 1,104	$ —	$ 10	$ 3,675	$ —	$ 4,789
Accounts payable and accrued liabilities	3,538	6	—	24,901	—	28,445
Income taxes payable	1,457	—	—	3,695	—	5,152
Total current liabilities	6,099	6	10	32,271	—	38,386
Long-term debt	261	266	1,206	3,023	—	4,756
Deferred income tax liabilities	3,643	29	296	16,150	—	20,118
Other long-term liabilities	3,991	16	—	17,096	—	21,103
Intercompany payables	63,115	106	382	330,197	(393,800)	—
Total liabilities	77,109	423	1,894	398,737	(393,800)	84,363
Earnings reinvested	115,956	4	(241)	72,012	(71,775)	115,956
Other shareholders' equity	(26,041)	785	394	395,584	(396,763)	(26,041)
Total shareholders' equity	89,915	789	153	467,596	(468,538)	89,915
Total liabilities and shareholders' equity	$ 167,024	$ 1,212	$ 2,047	$ 866,333	$ (862,338)	$ 174,278

Condensed consolidated balance sheet for year ended December 31, 2002

Cash and cash equivalents	$ 710	$ —	$ —	$ 6,519	$ —	$ 7,229
Notes and accounts receivable – net	3,827	—	—	17,336	—	21,163
Inventories	964	—	—	7,104	—	8,068
Prepaid taxes and expenses	65	—	—	1,766	—	1,831
Total current assets	5,566	—	—	32,725	—	38,291
Investments and advances	101,694	—	400	336,061	(426,044)	12,111
Property, plant and equipment – net	16,922	104	3	77,911	—	94,940
Other long-term assets	2,421	—	121	4,760	—	7,302
Intercompany receivables	16,234	1,395	1,490	295,909	(315,028)	—
Total assets	$ 142,837	$ 1,499	$ 2,014	$ 747,366	$ (741,072)	$ 152,644
Notes and loans payable	$ —	$ 6	$ 10	$ 4,077	$ —	$ 4,093
Accounts payable and accrued liabilities	2,844	6	—	22,336	—	25,186
Income taxes payable	916	1	—	2,979	—	3,896
Total current liabilities	3,760	13	10	29,392	—	33,175
Long-term debt	1,311	266	1,101	3,977	—	6,655
Deferred income tax liabilities	3,163	31	301	12,989	—	16,484
Other long-term liabilities	5,820	—	—	15,913	—	21,733
Intercompany payables	54,186	290	382	260,170	(315,028)	—
Total liabilities	68,240	600	1,794	322,441	(315,028)	78,047
Earnings reinvested	100,961	93	(174)	54,547	(54,466)	100,961
Other shareholders' equity	(26,364)	806	394	370,378	(371,578)	(26,364)
Total shareholders' equity	74,597	899	220	424,925	(426,044)	74,597
Total liabilities and shareholders' equity	$ 142,837	$ 1,499	$ 2,014	$ 747,366	$ (741,072)	$ 152,644

	Exxon Mobil Corporation Parent Guarantor	Exxon Capital Corporation	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)			
Condensed consolidated statement of cash flows for twelve months ended December 31, 2003						
Cash provided by/(used in) operating activities	$ 4,797	$ 23	$ 60	$ 24,945	$ (1,327)	$ 28,498
Cash flows from investing activities						
Additions to property, plant and equipment	(1,691)	—	—	(11,168)	—	(12,859)
Sales of long-term assets	238	—	—	2,052	—	2,290
Net intercompany investing	13,555	281	(50)	(13,523)	(263)	—
All other investing, net	—	—	—	(273)	—	(273)
Net cash provided by/(used in) investing activities	12,102	281	(50)	(22,912)	(263)	(10,842)
Cash flows from financing activities						
Additions to short- and long-term debt	—	—	—	842	—	842
Reductions in short- and long-term debt	—	—	—	(2,644)	—	(2,644)
Additions/(reductions) in debt with less than 90 day maturity	—	(6)	(10)	(306)	—	(322)
Cash dividends	(6,515)	(93)	—	(1,234)	1,327	(6,515)
Common stock acquired	(5,881)	—	—	—	—	(5,881)
Net intercompany financing activity	—	(184)	—	(58)	242	—
All other financing, net	434	(21)	—	(677)	21	(243)
Net cash provided by/(used in) financing activities	(11,962)	(304)	(10)	(4,077)	1,590	(14,763)
Effects of exchange rate changes on cash	—	—	—	504	—	504
Increase/(decrease) in cash and cash equivalents	$ 4,937	$ —	$ —	$ (1,540)	$ —	$ 3,397
Condensed consolidated statement of cash flows for twelve months ended December 31, 2002						
Cash provided by/(used in) operating activities	$ 1,970	$ 17	$ 69	$ 19,905	$ (693)	$ 21,268
Cash flows from investing activities						
Additions to property, plant and equipment	(1,727)	—	—	(9,710)	—	(11,437)
Sales of long-term assets	168	—	—	2,625	—	2,793
Net intercompany investing	9,640	(30)	(59)	(9,646)	95	—
All other investing, net	—	—	—	(1,114)	—	(1,114)
Net cash provided by/(used in) investing activities	8,081	(30)	(59)	(17,845)	95	(9,758)
Cash flows from financing activities						
Additions to short- and long-term debt	—	—	—	1,147	—	1,147
Reductions in short- and long-term						

debt	—	—	(10)	(1,163)	—	(1,173)
Additions/(reductions) in debt with less than 90 day maturity	—	(29)	—	(252)	—	(281)
Cash dividends	(6,217)	—	—	(693)	693	(6,217)
Common stock acquired	(4,798)	—	—	—	—	(4,798)
Net intercompany financing activity	—	42	—	53	(95)	—
All other financing, net	299	—	—	(330)	—	(31)
Net cash provided by/(used in) financing activities	(10,716)	13	(10)	(1,238)	598	(11,353)
Effects of exchange rate changes on cash	—	—	—	525	—	525
Increase/(decrease) in cash and cash equivalents	$ (665)	$ —	$ —	$ 1,347	$ —	$ 682

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

	Exxon Mobil Corporation Parent Guarantor	Exxon Capital Corporation	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)			
Condensed consolidated statement of cash flows for twelve months ended December 31, 2001						
Cash provided by/(used in) operating activities	$ 7,277	$ 12	$ 113	$ 16,239	$ (752)	$ 22,889
Cash flows from investing activities						
Additions to property, plant and equipment	(2,058)	—	—	(7,931)	—	(9,989)
Sales of long-term assets	536	—	—	542	—	1,078
Net intercompany investing	3,152	17,759	(76)	(1,345)	(19,490)	—
All other investing, net	(31)	—	—	731	—	700
Net cash provided by/(used in) investing activities	1,599	17,759	(76)	(8,003)	(19,490)	(8,211)
Cash flows from financing activities						
Additions to short- and long-term debt	—	—	—	1,252	—	1,252
Reductions in short- and long-term debt	(62)	(15)	(7)	(1,634)	—	(1,718)
Additions/(reductions) in debt with less than 90 day maturity	—	(39)	—	(2,267)	—	(2,306)
Cash dividends	(6,254)	—	—	(752)	752	(6,254)
Common stock acquired	(5,721)	—	—	—	—	(5,721)
Net intercompany financing activity	—	(17,717)	(30)	(1,743)	19,490	—
All other financing, net	301	—	—	(595)	—	(294)
Net cash provided by/(used in) financing activities	(11,736)	(17,771)	(37)	(5,739)	20,242	(15,041)
Effects of exchange rate changes on cash	—	—	—	(170)	—	(170)

Increase/(decrease) in cash and cash equivalents	$ (2,860)	$ —	$ —	$ 2,327	$ —	$ (533)

16. Incentive Program

The 2003 Incentive Program provides for grants of stock options, stock appreciation rights (SARs), restricted stock and other forms of award. Awards may be granted to eligible employees of the corporation and those affiliates at least 50 percent owned. The maximum number of shares of stock that may be issued under the 2003 Incentive Program is 220 million. Awards that are forfeited or expire, or are settled in cash, do not count against this maximum limit. The 2003 Incentive Program does not have a specified term. New awards may be made until the available shares are depleted, unless the Board terminates the plan early. Outstanding awards are subject to certain forfeiture provisions contained in the program or award instrument. Shares available for granting under the 2003 Incentive Program were 210,122 thousand at the end of 2003.

As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant and have a maximum life of 10 years. Most of the options and SARs normally first become exercisable one year following the date of grant.

In 2001, stock options were granted under the 1993 Incentive Program. A small number of SARs also were granted to employees outside the U.S. In 2003 and 2002, no stock options or SARs were granted. Instead, long-term incentive awards totaling 10,381 and 11,072 thousand shares of restricted common stock and restricted common stock units were granted in 2003 and 2002, respectively. These shares with a value of $357 million and $361 million at the grant date in 2003 and 2002, respectively, will be issued to employees from treasury stock. The price of the stock on the date of grant was $36.11 and $34.64 in 2003 and 2002, respectively. The total compensation expense of $375 million for 2003 grants (including units with a value of $18 million that will be settled in cash) and of $384 million for 2002 grants (including units with a value of $23 million that will be settled in cash) will be recognized over the vesting period. During the applicable restricted periods, the shares may not be sold or transferred and are subject to forfeiture. The majority of the awards have graded vesting periods, with 50 percent of the shares in each award vesting after three years and the remaining 50 percent vesting after seven years. A small number of awards granted to certain employees have longer vesting periods.

The following table summarizes information about restricted stock and restricted stock units, including those shares from former Mobil plans (shares in thousands):

Restricted Stock and Units	2003	2002	2001
Granted	10,381	11,072	348
Issued and outstanding at end of year	13,089	2,382	2,559

Changes that occurred in stock options in 2003, 2002 and 2001, including the former Mobil plans, are summarized below (shares in thousands):

	2003		2002		2001	
Stock Options	Shares	Avg. Exercise Price	Shares	Avg. Exercise Price	Shares	Avg. Exercise Price
Outstanding at beginning of year	246,995	$ 31.59	265,695	$ 30.54	248,680	$ 28.70
Granted	—	—	—	—	34,717	37.12

Exercised	(22,757)	16.80	(18,334)	16.18	(16,949)	16.63
Expired/canceled	(488)	35.86	(366)	40.47	(753)	39.44
Outstanding at end of year	223,750	33.09	246,995	31.59	265,695	30.54
Exercisable at end of year	222,054	33.06	243,548	31.46	221,405	29.29

The following table summarizes information about stock options outstanding, including those from former Mobil plans, at December 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Avg. Remaining Contractual Life	Avg. Exercise Price	Shares	Avg. Exercise Price
$ 15.12-21.78	36,227	1.9 years	$ 18.41	36,227	$ 18.41
23.10-31.70	66,346	4.1 years	27.51	66,346	27.51
36.18-45.22	121,177	6.6 years	40.53	119,481	40.57
Total	223,750	5.1 years	33.09	222,054	33.06

17. Litigation and Other Contingencies

Litigation

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. The corporation accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. The corporation does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. ExxonMobil will continue to defend itself vigorously in these matters. Based on a consideration of all relevant facts and circumstances, the corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the corporation's operations or financial condition.

A number of lawsuits, including class actions, were brought in various courts against Exxon Mobil Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. The vast majority of the compensatory claims have been resolved. All of the punitive damage claims were consolidated in the civil trial that began in May 1994.

In that trial, on September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. ExxonMobil appealed the judgment. On November 7, 2001, the United States Court of Appeals for the Ninth Circuit vacated the punitive damage award as being excessive under the Constitution and remanded the case to the District Court for it to determine the amount of the punitive damage award consistent with the Ninth Circuit's holding. The Ninth Circuit upheld the compensatory damage award which has been paid. On December 6, 2002, the District Court reduced the punitive damage award from $5 billion to $4 billion. Both the plaintiffs and ExxonMobil appealed that decision to the Ninth Circuit. The Ninth Circuit panel vacated the District Court's $4 billion punitive damage award without argument and sent the case back for the District Court to reconsider in light of the recent U.S. Supreme Court decision in *Campbell v. State Farm*. On January 28, 2004, the District Court reinstated the punitive damage award at $4.5 billion plus interest. ExxonMobil will appeal the decision to the Ninth Circuit.

On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between the corporation and various insurers arising from the Valdez accident. Under terms of this settlement, ExxonMobil received $480 million. Final income statement recognition of this settlement continues to be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

Management believes that the likelihood of the jury verdict being upheld is remote. While it is reasonably possible that a liability may have been incurred arising from the Exxon Valdez grounding, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

On December 19, 2000, a jury in Montgomery County, Alabama, returned a verdict against the corporation in a dispute over royalties in the amount of $87.69 million in compensatory damages and $3.42 billion in punitive damages in the case of *Exxon Corporation v. State of Alabama, et al.* The verdict was upheld by the trial court on May 4, 2001. On December 20, 2002, the Alabama Supreme Court vacated the $3.5 billion jury verdict. The case was retried and on November 14, 2003, a state district court jury in Montgomery, Alabama returned a verdict against Exxon Mobil Corporation. The verdict included $63.5 million in compensatory damages and $11.8 billion in punitive damages. ExxonMobil believes the verdict is not justified by the evidence and that the amount of the award is grossly excessive and unconstitutional. ExxonMobil will appeal the decision. Management believes that the likelihood of the jury verdict being upheld is remote. While it is reasonably possible that a liability may have been incurred by ExxonMobil from this dispute over royalties, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

On May 22, 2001, a state court jury in New Orleans, Louisiana, returned a verdict against the corporation and three other entities in a case brought by a landowner claiming damage to his property. The property had been leased by the landowner to a company that performed pipe cleaning and storage services for customers, including the corporation. The jury awarded the plaintiff $56 million in compensatory damages (90 percent to be paid by the corporation) and $1 billion in punitive damages (all to be paid by the corporation). The damage related to the presence of naturally occurring radioactive material (NORM) on the site resulting from pipe cleaning operations. The award has been upheld at the trial court. ExxonMobil has appealed the judgment to the Louisiana Fourth Circuit Court of Appeals and believes that the judgment should be set aside or substantially reduced on factual and constitutional grounds. Management believes that the likelihood of the jury verdict being upheld is remote. While it is reasonably possible that a liability may have been incurred by ExxonMobil from this dispute over property damages, it is not possible to predict the ultimate outcome or to reasonably estimate any such potential liability.

Issues pending before the U.S. Tax Court for 1979 have been resolved. While issues for 1980-93 remain pending before the court, the ultimate resolution of these issues is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

Other Contingencies

	Equity Company Obligations	Other Third Party Obligations	Total
	(millions of dollars)		
Guarantees of excise taxes/customs duties under reciprocal arrangements	$ —	$ 983	$ 983
Other guarantees	1,872	424	2,296
Total	$ 1,872	$ 1,407	$ 3,279

The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 2003 for $3,279 million, primarily relating to guarantees for notes, loans and performance under contracts. This included $983 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Also included in this amount were guarantees by consolidated affiliates of $1,872 million, representing ExxonMobil's share of obligations of certain equity companies.

Additionally, the corporation and its affiliates have numerous long-term sales and purchase commitments in their various business activities, all of which are expected to be fulfilled with no adverse consequences material to the corporation's operations or financial condition. Unconditional purchase obligations as defined by accounting standards are those long-term commitments that are noncancelable or cancelable only under certain conditions, and that third parties have used to secure financing for the facilities that will provide the contracted goods or services.

	Payments Due by Period			
	2004	2005-2008	2009 and Beyond	2003 Total Amount
	(millions of dollars)			
Unconditional purchase obligations (1)	$ 520	$ 1,703	$ 2,563	$ 4,786

A40

(1) Undiscounted obligations of $4,786 million mainly pertain to pipeline throughput agreements and include $1,887 million of obligations to equity companies. The present value of these commitments, excluding imputed interest of $1,543 million, totaled $3,243 million.

The operations and earnings of the corporation and its affiliates throughout the world have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; price controls; tax increases and retroactive tax claims; expropriation of property; cancellation of contract rights and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the corporation vary greatly from country to country and are not predictable.

18. Annuity Benefits and Other Postretirement Benefits

	Annuity Benefits						Other Postretirement Benefits		
	U.S.			Non-U.S.					
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(millions of dollars)								
Components of net benefit cost									
Service cost	$ 284	$ 224	$ 200	$ 326	$ 257	$ 232	$ 36	$ 30	$ 27
Interest cost	624	577	579	728	621	598	234	220	205
Expected return on plan assets	(418)	(501)	(623)	(552)	(561)	(629)	(31)	(38)	(43)
Amortization of actuarial loss/(gain) and prior service cost	321	121	(25)	384	190	78	96	57	4
Net pension enhancement and curtailment/settlement expense	204	49	14	37	18	27	—	—	—
Net benefit cost	$ 1,015	$ 470	$ 145	$ 923	$ 525	$ 306	$ 335	$ 269	$ 193
Weighted-average assumptions used to determine net benefit cost for years ended December 31									
	(percent)								
Discount rate	6.75	7.25	7.50	2.1-6.5	2.6-6.8	3.0-7.0	6.75	7.25	7.50
Long-term rate of return on funded assets	9.00	9.50	9.50	6.0-8.5	6.5-8.8	6.5-10.0	9.00	9.50	9.50

Long-term rate of compensation increase	3.50	3.50	3.50	2.4-4.2	2.8-4.3	3.0-5.0	3.50	3.50	3.50

Costs for defined contribution plans were $253 million, $191 million and $132 million in 2003, 2002 and 2001, respectively.

The benefit obligations and plan assets associated with the corporation's principal benefit plans are measured on December 31.

	Annuity Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2003	2002	2003	2002	2003	2002
	(millions of dollars)					
Change in benefit obligation *(1)*						
Benefit obligation at January 1	$ 9,139	$ 8,213	$ 13,543	$ 11,206	$ 3,496	$ 3,131
Service cost	284	224	326	257	36	30
Interest cost	624	577	728	621	234	220
Actuarial loss/(gain)	1,060	990	295	860	1,192	207
Benefits paid	(829)	(876)	(929)	(747)	(338)	(302)
Foreign exchange rate changes	—	—	2,184	1,244	53	2
Other	2	11	166	102	287	208
Projected benefit obligation at December 31	$ 10,280	$ 9,139	$ 16,313	$ 13,543	$ 4,960	$ 3,496
Accumulated benefit obligation at December 31	$ 8,764	$ 7,984	$ 14,904	$ 12,352	—	—
Weighted-average assumptions used to determine benefit obligations at December 31			(percent)			
Discount rate	6.00	6.75	2.3-6.9	2.1-6.5	6.00	6.75
Long-term rate of compensation increase	3.50	3.50	1.6-4.2	2.4-4.2	3.50	3.50

(1) The term benefit obligation means "projected benefit obligation" as defined by Statement of Financial Accounting Standards No. 87 (FAS 87), "Employers' Accounting for Pensions," for annuity benefits and "accumulated postretirement benefit obligation" as defined by FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," for other postretirement benefits.

The measurement of the accumulated postretirement benefit obligation assumes a health care cost trend rate of 13 percent for 2004 that declines to 2.5 percent by 2011. The 2003 actuarial loss for other postretirement benefits reflects a change in the health care cost trend rate assumption at year-end 2003. A one-percentage point increase in the health care cost trend rate would increase service and interest cost by $32 million and the postretirement benefit obligation by $358 million. A one-percentage point decrease in the health care cost trend rate would decrease service and interest cost by $26 million and the postretirement benefit obligation by $300 million.

The company offers a Medicare supplement plan to Medicare-eligible retirees which provides prescription drug benefits. Retirees are required to contribute a portion of the cost to participate in the plan. On December 8, 2003, the President of the

United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to employers sponsoring retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with Financial Accounting Standards Board Staff Position No. 106-1, the company elected to defer recognition of the effects of the Act on the year-end 2003 accumulated postretirement benefit obligation. Specific authoritative guidance on the accounting for the subsidy is pending and that guidance, when issued, could require a change in previously reported postretirement benefit information.

	Annuity Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2003	2002	2003	2002	2003	2002
	(millions of dollars)					
Change in plan assets						
Fair value at January 1	$ 4,616	$ 5,415	$ 6,735	$ 6,755	$ 345	$ 395
Actual return on plan assets	1,327	(570)	1,114	(827)	86	(31)
Foreign exchange rate changes	—	—	1,202	647	—	—
Payments directly to participants	133	163	297	259	213	203
Company contribution	2,054	460	779	509	34	33
Benefits paid	(829)	(876)	(929)	(747)	(338)	(302)
Other	—	24	(13)	139	72	47
Fair value at December 31	$ 7,301	$ 4,616	$ 9,185	$ 6,735	$ 412	$ 345

The data on the preceding page conforms with current accounting standards that specify use of a discount rate at which postretirement liabilities could be effectively settled. The discount rate for calculating year-end postretirement liabilities is based on the year-end rate of interest on a portfolio of high quality bonds. The return on the annuity fund's actual portfolio of assets has historically been higher than bonds as the majority of pension assets are invested in equities, as illustrated in the table below, which shows the asset allocation of the U.S. annuity fund. The U.S. long-term expected rate of return of 9.0 percent used in 2003 compares to an actual rate of return for the U.S. annuity fund over the past decade of 11 percent. The U.S. long-term expected rate of return will be 9.0 percent in 2004. The company establishes the long-term expected rate of return by developing a forward-looking long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

	Annuity Assets at December 31		Other Postretirement Assets at December 31	
	2003	2002	2003	2002
	(percent)			
U.S. Funded Benefit Plan Asset Allocation				
Equity securities	71%	74%	76%	63%
Debt securities	25	26	24	37
Other *(1)*	4	—	—	—
Total	100%	100%	100%	100%

(1) Primarily pending equity and debt security sales transactions.

The company's investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes, and broad diversification to reduce the risk of the portfolio. The company primarily invests in funds that follow an index-based strategy to achieve its objectives of diversifying risk while minimizing costs. The funds hold ExxonMobil stock only to the extent necessary to replicate the relevant equity index. Asset-liability studies, or simulations of the interaction of cash flows associated with both assets and liabilities, are periodically used to establish the preferred target asset allocation. The target asset allocation for equity securities of 75 percent for the U.S. benefit plans reflects the long-term nature of the liability. The balance of the fund is targeted to debt securities.

The funding levels of all qualified plans are in compliance with standards set by applicable law or regulation. The corporation contributed $2,054 million to qualified plans in the U.S. in 2003 to maintain the funded status of those plans. Contributions to non-U.S. plans totaled $779 million. In 2004, the company expects to make cash contributions of up to $300 million to U.S. plans, depending upon the outcome of legislative proposals before Congress, and about $450 million to non-U.S. plans. Certain smaller U.S. plans and a number of non-U.S. plans are not funded because local tax conventions and regulatory practices do not encourage funding of these plans. All defined benefit pension obligations, regardless of the funding status of the underlying plans, are fully supported by the financial strength of the corporation or the respective sponsoring affiliate.

A summary comparing the total plan assets to the total projected benefit obligation is shown in the table below.

	Annuity Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2003	2002	2003	2002	2003	2002
	(millions of dollars)					
Assets in excess of/(less than) projected benefit obligation						
Balance at December 31 *(1)*	$ (2,979)	$ (4,523)	$ (7,128)	$ (6,808)	$ (4,548)	$ (3,151)
Unrecognized net transition liability/(asset)	—	—	48	30	—	—
Unrecognized net actuarial loss/(gain)	2,723	3,064	4,330	4,340	1,485	377
Unrecognized prior service cost	199	231	363	323	645	490
Net amount recognized	$ (57)	$ (1,228)	$ (2,387)	$ (2,115)	$ (2,418)	$ (2,284)
Amounts recognized in the consolidated balance sheet consist of:						
Prepaid benefit cost *(2)*	$ 64	$ 60	$ 794	$ 627	$ —	$ —
Accrued benefit cost *(3)*	(1,512)	(3,400)	(6,498)	(6,227)	(2,418)	(2,284)
Intangible assets	281	322	429	317	—	—
Equity of minority shareholders	—	—	146	211	—	—
Accumulated other nonowner changes in equity, minimum pension liability adjustment	1,110	1,790	2,742	2,957	—	—
Net amount recognized	$ (57)	$ (1,228)	$ (2,387)	$ (2,115)	$ (2,418)	$ (2,284)

(1) Fair value of assets less projected benefit obligation shown in the preceding tables.

(2) Included in "Other assets, including intangibles, net" on the Consolidated Balance Sheet.

(3) Long-term portion in "Annuity Reserves" and short-term portion in "Accounts payable and accrued liabilities" on the Consolidated Balance Sheet.

A summary of the change in other nonowner changes in equity related to the minimum pension liability adjustment is shown in the table below.

	Annuity Benefits	
	Total (U.S. and Non-U.S.)	
	2003	2002
	(millions of dollars)	
Increase/(decrease) in accumulated other nonowner changes in equity, before-tax	$ 895	$ (3,798)
Deferred income tax (charge)/credit (see note 20)	(381)	1,373
Increase/(decrease) in accumulated other nonowner changes in equity, after-tax	$ 514	$ (2,425)

(see Consolidated Statement of Shareholders' Equity, page A23)

A summary of pension plans with an accumulated benefit obligation in excess of plan assets is shown in the table below.

	Annuity Benefits			
	U.S.		Non-U.S.	
	2003	2002	2003	2002
	(millions of dollars)			
For funded pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$ 8,999	$ 7,948	$ 9,886	$ 8,719
Accumulated benefit obligation	7,643	6,907	9,172	8,100
Fair value of plan assets	7,141	4,476	6,719	5,158
Accumulated benefit obligation less fair value of plan assets	502	2,431	2,453	2,942
For unfunded plans covered by book reserves:				
Projected benefit obligation	1,168	1,082	4,342	3,446
Accumulated benefit obligation	1,010	970	3,872	3,042

19. Disclosures about Segments and Related Information

The upstream, downstream and chemicals functions best define the operating segments of the business that are reported separately. The factors used to identify these reportable segments are based on the nature of the operations that are undertaken by each segment. The upstream segment is organized and operates to explore for and produce crude oil and natural gas. The downstream segment is organized and operates to manufacture and sell petroleum products and the chemicals segment is organized and operates to manufacture and sell petrochemicals. These segments are broadly understood across the petroleum and petrochemical industries.

These functions have been defined as the operating segments of the corporation because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the corporation's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available.

Earnings include special items and transfers are at estimated market prices. Consistent with a change in internal organization in 2002, earnings from the electric power business, previously reported in the other segment, are now shown within non-U.S. upstream. Earnings from the divested coal and minerals businesses are shown as discontinued operations and are included within the other segment. Corresponding items of segment information have been revised for all earlier periods shown on page A45. In addition to discontinued operations, the other segment includes corporate and financing activities, merger expenses and extraordinary gains from required asset divestitures. The interest revenue amount relates to interest earned on cash deposits and marketable securities. Interest expense includes non-debt related interest expense of $106 million, $207 million and $105 million in 2003, 2002 and 2001, respectively. Non-U.S. upstream after-tax earnings in 2003 include $1,700 million from a gain on the transfer of shares in Ruhrgas AG, a German gas transmission company. All Other after-tax earnings in 2003 include $2,230 million relating to the positive settlement of a long-running U.S. tax dispute. All Other after-tax earnings in 2003 also include a $550 million positive impact for the required adoption of FAS 143 relating to accounting for asset retirement obligations. Non-U.S. upstream after-tax earnings in 2002 include a special charge of $215 million reflecting the impact on deferred taxes from the 10 percent supplementary tax enacted in the United Kingdom in 2002.

	Upstream		Downstream		Chemicals			
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	All Other	Corporate Total
	(millions of dollars)							
As of December 31, 2003								
Earnings after income tax	$ 3,905	$ 10,597	$ 1,348	$ 2,168	$ 381	$ 1,051	$ 2,060	$ 21,510
Earnings of equity companies included above	525	3,335	36	240	16	409	(188)	4,373
Sales and other operating revenue	5,942	15,388	56,373	139,138	7,792	12,398	23	237,054
Intersegment revenue	5,479	15,782	5,627	18,752	3,403	3,237	310	—
Depreciation and depletion expense	1,571	4,072	601	1,548	410	368	477	9,047
Interest revenue	—	—	—	—	—	—	229	229
Interest expense	—	—	—	—	—	—	207	207
Income taxes	2,175	7,237	757	795	67	325	(350)	11,006
Additions to property, plant and equipment	1,701	7,529	1,159	1,416	313	186	555	12,859
Investments in equity companies	1,266	5,176	316	909	266	1,612	—	9,545
Total assets	19,196	56,237	14,436	46,060	7,722	11,786	18,841	174,278
As of December 31, 2002								
Earnings after income tax	$ 2,524	$ 7,074	$ 693	$ 607	$ 384	$ 446	$ (268)	$ 11,460
Earnings of equity companies included above	391	1,761	(40)	27	24	175	(272)	2,066
Sales and other operating revenue	3,896	12,588	48,865	119,167	6,891	9,517	25	200,949
Intersegment revenue	5,020	12,144	4,540	15,157	2,666	2,486	269	—
Depreciation and depletion								

expense	1,597	3,551	583	1,399	414	348	418	8,310
Interest revenue	—	—	—	—	—	—	297	297
Interest expense	—	—	—	—	—	—	398	398
Income taxes	1,321	5,162	359	44	165	189	(741)	6,499
Additions to property, plant and equipment	1,902	6,122	884	1,357	448	181	543	11,437
Investments in equity companies	1,360	2,867	246	795	265	1,399	—	6,932
Total assets	19,385	47,040	13,562	41,530	7,543	10,581	13,003	152,644
As of December 31, 2001								
Earnings after income tax	$ 3,933	$ 6,803	$ 1,924	$ 2,303	$ 298	$ 409	$ (350)	$ 15,320
Earnings of equity companies included above	482	1,797	89	12	19	118	(343)	2,174
Sales and other operating revenue	5,678	12,889	50,988	123,197	6,918	9,025	20	208,715
Intersegment revenue	5,408	12,322	4,115	16,880	2,186	2,284	178	—
Depreciation and depletion expense	1,447	3,221	598	1,476	408	289	409	7,848
Interest revenue	—	—	—	—	—	—	380	380
Interest expense	—	—	—	—	—	—	293	293
Income taxes	2,089	5,546	1,075	744	82	149	(718)	8,967
Additions to property, plant and equipment	1,985	4,520	827	1,239	390	243	785	9,989
Investments in equity companies	1,371	2,061	329	831	333	1,291	—	6,216
Total assets	18,896	40,901	12,850	37,617	7,495	9,524	15,891	143,174

Geographic

Sales and other operating revenue	2003	2002	2001
	(millions of dollars)		
United States	$ 70,128	$ 59,675	$ 63,603
Non-U.S.	166,926	141,274	145,112
Total	$ 237,054	$ 200,949	$ 208,715
Significant non-U.S. revenue sources include:			
Japan	$ 22,360	$ 19,300	$ 21,788
United Kingdom	19,946	17,701	18,628
Canada	17,897	14,087	14,912
Germany	15,764	14,101	13,489
Italy	13,074	10,727	10,431

Long-lived assets	2003	2002	2001
	(millions of dollars)		
United States	$ 34,585	$ 34,138	$ 33,637
Non-U.S.	70,380	60,802	55,965
Total	$ 104,965	$ 94,940	$ 89,602
Significant non-U.S. long-lived assets include:			
Canada	$ 10,849	$ 8,469	$ 7,862
United Kingdom	9,615	9,030	8,390
Norway	7,047	6,449	4,627
Japan	4,931	4,637	4,458
Nigeria	3,833	2,633	2,156
Australia	3,440	2,690	2,380
Singapore	3,252	3,407	3,553

20. Income, Excise and Other Taxes

2003			2002			2001		
U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
			(millions of dollars)					

Income taxes									
Federal or non-U.S.									
Current	$ 1,522	$ 7,426	$ 8,948	$ 351	$ 5,618	$ 5,969	$ 1,729	$ 6,084	$ 7,813
Deferred – net	996	645	1,641	635	(288)	347	712	122	834
U.S. tax on non-U.S. operations	71	—	71	62	—	62	91	—	91
	2,589	8,071	10,660	1,048	5,330	6,378	2,532	6,206	8,738
State	346	—	346	121	—	121	229	—	229
Total income taxes	2,935	8,071	11,006	1,169	5,330	6,499	2,761	6,206	8,967
Excise taxes	6,323	17,532	23,855	7,174	14,866	22,040	7,030	14,877	21,907
All other taxes and duties									
Other taxes and duties	22	37,623	37,645	35	33,537	33,572	45	33,332	33,377
Included in production and manufacturing expenses	976	812	1,788	914	674	1,588	952	751	1,703
Included in SG&A expenses	211	463	674	171	415	586	180	393	573
Total other taxes and duties	1,209	38,898	40,107	1,120	34,626	35,746	1,177	34,476	35,653
Total	$ 10,467	$ 64,501	$ 74,968	$ 9,463	$ 54,822	$ 64,285	$ 10,968	$ 55,559	$66,527

All other taxes and duties include taxes reported in production and manufacturing, and selling, general and administrative (SG&A) expenses. The above provisions for deferred income taxes include net (charges)/credits for the effect of changes in tax laws and rates of $124 million in 2003, $(194) million in 2002 and $31 million in 2001. Income taxes (charged)/credited directly to shareholders' equity were:

	2003	2002	2001
	(millions of dollars)		
Cumulative foreign exchange translation adjustment	$ (233)	$ (331)	$ 102
Minimum pension liability adjustment	(381)	1,373	139
Unrealized gains and losses on stock investments	(331)	(8)	40
Other components of shareholders' equity	107	86	83

The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 2003, 2002 and 2001, is as follows:

	2003	2002	2001
	(millions of dollars)		
Earnings before Federal and non-U.S. income taxes			
United States	$ 9,438	$ 4,340	$ 8,315
Non-U.S.	22,182	13,049	15,426
Total	$ 31,620	$ 17,389	$ 23,741
Theoretical tax	$ 11,067	$ 6,086	$ 8,309
Effect of equity method accounting	(1,531)	(723)	(761)
Non-U.S. taxes in excess of theoretical U.S. tax	1,635	1,355	1,361
U.S. tax on non-U.S. operations	71	62	91
U.S. tax settlement	(541)	—	—

Other U.S.	(41)	(402)	(262)
Federal and non-U.S. income tax expense	$ 10,660	$ 6,378	$ 8,738
Total effective tax rate	36.4%	39.8%	39.3%

The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $983 million in 2003, $778 million in 2002 and $748 million in 2001, primarily all outside the U.S.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Deferred tax liabilities/(assets) are comprised of the following at December 31:

Tax effects of temporary differences for:	2003	2002
	(millions of dollars)	
Depreciation	$ 16,284	$ 14,254
Intangible development costs	3,821	3,664
Capitalized interest	2,109	2,040
Other liabilities	4,521	3,188
Total deferred tax liabilities	$ 26,735	$ 23,146
Pension and other postretirement benefits	$ (2,365)	$ (3,225)
Tax loss carryforwards	(2,500)	(2,350)
Other assets	(3,453)	(3,047)
Total deferred tax assets	$ (8,318)	$ (8,622)
Asset valuation allowances	854	582
Net deferred tax liabilities	$ 19,271	$ 15,106

Deferred income tax (assets) and liabilities are included in the balance sheet as shown below. Deferred income tax (assets) and liabilities are classified as current or long-term consistent with the classification of the related temporary difference—separately by tax jurisdiction.

Balance sheet classification	2003	2002
	(millions of dollars)	
Prepaid taxes and expenses	$ (919)	$ (689)
Other assets, including intangibles, net	(1,647)	(2,006)
Accounts payable and accrued liabilities	1,719	1,317
Deferred income tax liabilities	20,118	16,484
Net deferred tax liabilities	$ 19,271	$ 15,106

The corporation had $22 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

QUARTERLY INFORMATION

	2003					2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(thousands of barrels daily)									
Volumes										
Production of crude oil and natural gas liquids	2,504	2,477	2,485	2,595	2,516	2,541	2,495	2,453	2,497	2,496
Refinery throughput	5,390	5,491	5,555	5,603	5,510	5,416	5,343	5,478	5,536	5,443
Petroleum product sales	7,859	7,795	7,931	8,237	7,957	7,675	7,569	7,763	8,017	7,757
	(millions of cubic feet daily)									
Natural gas production available for sale	12,046	9,283	8,323	10,858	10,119	11,740	9,192	9,222	11,667	10,452
	(thousands of oil-equivalent barrels daily)									
Oil-equivalent production *(1)*	4,512	4,024	3,872	4,405	4,203	4,498	4,027	3,990	4,442	4,238
	(thousands of metric tons)									
Chemical prime product sales	6,880	6,335	6,660	6,692	26,567	6,634	6,702	6,656	6,614	26,606
	(millions of dollars)									
Summarized financial data										
Sales and other operating revenue	$ 60,188	56,167	58,760	61,939	237,054	$ 42,592	49,972	53,194	55,191	200,949
Gross profit *(2)*	$ 24,588	24,451	24,007	26,043	99,089	$ 18,804	21,138	20,996	22,920	83,858
Income from continuing operations	$ 6,490	4,170	3,650	6,650	20,960	$ 2,063	2,629	2,629	3,690	11,011
Discontinued operations, net of income tax	$ —	—	—	—	—	$ 27	11	11	400	449
Accounting change, net of income tax	$ 550	—	—	—	550	$ —	—	—	—	—
Net income	$ 7,040	4,170	3,650	6,650	21,510	$ 2,090	2,640	2,640	4,090	11,460
	(dollars per share)									
Per share data										
Income from continuing operations	$ 0.97	0.63	0.55	1.01	3.16	$ 0.30	0.39	0.39	0.54	1.62
Discontinued operations, net of income tax	$ —	—	—	—	—	$ —	0.01	—	0.06	0.07
Accounting change, net of income tax	$ 0.08	—	—	—	0.08	$ —	—	—	—	—
Net income per common share	$ 1.05	0.63	0.55	1.01	3.24	$ 0.30	0.40	0.39	0.60	1.69
Net income per common share – assuming dilution	$ 1.05	0.62	0.55	1.01	3.23	$ 0.30	0.39	0.39	0.60	1.68
Dividends per common share	$ 0.23	0.25	0.25	0.25	0.98	$ 0.23	0.23	0.23	0.23	0.92
Common stock prices										
High	$ 36.60	38.45	38.50	41.13	41.13	$ 44.29	44.58	41.10	36.50	44.58
Low	$ 31.58	34.20	34.90	35.05	31.58	$ 37.60	38.50	29.75	32.03	29.75

(1) *Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.*

(2) *Gross profit equals sales and other operating revenue less estimated costs associated with products sold.*

The price range of ExxonMobil common stock is as reported on the composite tape of the several U.S. exchanges where ExxonMobil common stock is traded. The principal market where ExxonMobil common stock (XOM) is traded is the New York Stock Exchange, although the stock is traded on other exchanges in and outside the United States.

There were 659,444 registered shareholders of ExxonMobil common stock at December 31, 2003. At January 31, 2004, the registered shareholders of ExxonMobil common stock numbered 658,249.

On January 28, 2004, the corporation declared a $0.25 dividend per common share, payable March 10, 2004.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Average sales prices have been calculated by using sales quantities from the corporation's own production as the divisor. Average production costs have been computed by using net production quantities for the divisor. The volumes of crude oil and natural gas liquids (NGL) production used for this computation are shown in the reserves table on page A50 of this report. The net production volumes of natural gas available for sale used in this calculation are shown on page A53 of this report. The volumes of natural gas were converted to oil-equivalent barrels based on a conversion factor of six thousand cubic feet per barrel.

	Consolidated Subsidiaries								
Results of Operations	United States	Canada	Europe	Asia-Pacific	Africa	Other	Total	Non-Consolidated Interests	Total Worldwide
	(millions of dollars)								
2003 – Revenue									
Sales to third parties	$ 4,257	$ 2,221	$ 5,267	$ 2,287	$ 56	$ 459	$ 14,547	$ 4,365	$ 18,912
Transfers	4,619	2,090	4,397	2,066	4,443	306	17,921	1,808	19,729
	$ 8,876	$ 4,311	$ 9,664	$ 4,353	$ 4,499	$ 765	$ 32,468	$ 6,173	$ 38,641
Production costs excluding taxes	1,435	1,054	1,688	558	564	194	5,493	725	6,218
Exploration expenses	257	92	144	146	217	152	1,008	25	1,033
Depreciation and depletion	1,456	782	1,833	727	459	138	5,395	368	5,763
Taxes other than income	540	39	658	447	528	4	2,216	1,697	3,913
Related income tax	2,017	738	2,902	1,046	1,496	94	8,293	1,219	9,512
Results of producing activities	$ 3,171	$ 1,606	$ 2,439	$ 1,429	$ 1,235	$ 183	$ 10,063	$ 2,139	$ 12,202
Other earnings (1)	209	(78)	1,889	(13)	4	(74)	1,937	363	2,300
Total earnings	$ 3,380	$ 1,528	$ 4,328	$ 1,416	$ 1,239	$ 109	$ 12,000	$ 2,502	$ 14,502
2002 – Revenue									
Sales to third parties	$ 2,499	$ 1,441	$ 4,856	$ 1,994	$ 18	$ 343	$ 11,151	$ 3,426	$ 14,577
Transfers	4,176	1,617	3,334	2,022	3,046	273	14,468	1,296	15,764
	$ 6,675	$ 3,058	$ 8,190	$ 4,016	$ 3,064	$ 616	$ 25,619	$ 4,722	$ 30,341
Production costs excluding taxes	1,405	766	1,493	592	455	192	4,903	561	5,464
Exploration expenses	222	66	109	88	177	257	919	38	957
Depreciation and depletion	1,512	681	1,737	651	354	150	5,085	349	5,434
Taxes other than income	459	31	360	403	345	4	1,602	1,179	2,781
Related income tax	1,153	486	2,399	939	972	(122)	5,827	918	6,745
Results of producing activities	$ 1,924	$ 1,028	$ 2,092	$ 1,343	$ 761	$ 135	$ 7,283	$ 1,677	$ 8,960

Other earnings *(1)*	207	(31)	151	(47)	81	(69)	292	346	638
Total earnings	$ 2,131	$ 997	$ 2,243	$ 1,296	$ 842	$ 66	$ 7,575	$ 2,023	$ 9,598
2001 – Revenue									
Sales to third parties	$ 4,045	$ 1,784	$ 5,017	$ 1,269	$ 17	$ 342	$ 12,474	$ 3,326	$ 15,800
Transfers	4,547	1,203	3,927	1,917	2,894	250	14,738	1,306	16,044
	$ 8,592	$ 2,987	$ 8,944	$ 3,186	$ 2,911	$ 592	$ 27,212	$ 4,632	$ 31,844
Production costs excluding taxes	1,389	633	1,425	549	414	210	4,620	580	5,200
Exploration expenses	215	109	117	103	217	412	1,173	18	1,191
Depreciation and depletion	1,392	570	1,644	557	318	148	4,629	354	4,983
Taxes other than income	545	54	484	410	375	5	1,873	1,160	3,033
Related income tax	1,957	543	2,567	622	1,023	(98)	6,614	1,037	7,651
Results of producing activities	$ 3,094	$ 1,078	$ 2,707	$ 945	$ 564	$ (85)	$ 8,303	$ 1,483	$ 9,786
Other earnings *(1)*	355	(37)	132	(42)	33	(66)	375	575	950
Total earnings	$ 3,449	$ 1,041	$ 2,839	$ 903	$ 597	$ (151)	$ 8,678	$ 2,058	$ 10,736

Average sales prices and production costs per unit of production

During 2003									
Average sales prices									
Crude oil and NGL, per barrel	$ 25.74	$ 23.84	$ 27.15	$ 29.03	$ 28.29	$ 24.18	$ 26.66	$ 26.51	$ 26.64
Natural gas, per thousand cubic feet	5.06	4.61	3.76	2.84	—	1.04	3.98	4.18	4.02
Average production costs, per barrel *(2)*	4.48	6.17	4.34	2.84	3.49	5.18	4.31	3.03	4.11
During 2002									
Average sales prices									
Crude oil and NGL, per barrel	$ 20.80	$ 20.73	$ 22.95	$ 24.26	$ 24.19	$ 19.43	$ 22.30	$ 21.88	$ 22.25
Natural gas, per thousand cubic feet	2.67	2.34	3.08	2.26	—	0.48	2.65	3.23	2.77
Average production costs, per barrel *(2)*	3.97	4.53	3.82	2.72	3.57	5.03	3.78	2.44	3.58
During 2001									
Average sales prices									
Crude oil and NGL, per barrel	$ 19.92	$ 15.95	$ 22.79	$ 24.36	$ 23.34	$ 20.21	$ 21.30	$ 19.64	$ 21.10
Natural gas, per thousand cubic feet	4.36	3.71	3.28	1.80	—	1.44	3.37	3.48	3.39
Average production costs, per barrel *(2)*	3.68	3.88	3.40	2.98	3.32	5.85	3.54	2.53	3.39

(1) *Includes earnings from transportation operations, tar sands operations, LNG operations, coal and power operations, technical services agreements, other non-operating activities and adjustments for minority interests.*

(2) *Production costs exclude depreciation and depletion and all taxes. Natural gas included by conversion to crude oil equivalent.*

Oil and Gas Exploration and Production Costs (unaudited)

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,961 million less at year-end 2003 and $5,969 million less at year-end 2002 than the amounts reported as investments in property, plant and equipment for the upstream in note 10. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the tar sands and LNG operations, all as required in Statement of Financial Accounting Standards No. 19. Part of the increase in net capitalized costs at year-end 2003 reflects the adoption of FAS 143 (note 2 on page A27).

The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Costs incurred also include new asset retirement obligations established in the current year, as well as increases or decreases to the asset retirement obligation resulting from changes in cost estimates or abandonment date. Total worldwide costs incurred in 2003 were $10,647 million, up $1,492 million from 2002, due primarily to higher development costs. 2002 costs were $9,155 million, up $1,352 million from 2001, due primarily to higher development costs.

Capitalized costs	Consolidated Subsidiaries United States	Canada	Europe	Asia-Pacific	Africa	Other	Total	Non-Consolidated Interests	Total Worldwide
	(millions of dollars)								
As of December 31, 2003									
Property (acreage) costs – Proved	$ 4,188	$ 3,174	$ 219	$ 918	$ 116	$ 1,018	$ 9,633	$ 59	$ 9,692
– Unproved	663	251	46	1,025	545	475	3,005	1	3,006
Total property costs	$ 4,851	$ 3,425	$ 265	$ 1,943	$ 661	$ 1,493	$ 12,638	$ 60	$ 12,698
Producing assets	35,737	9,925	39,371	14,478	6,158	2,057	107,726	8,237	115,963
Support facilities	614	113	476	1,083	290	71	2,647	378	3,025
Incomplete construction	1,201	381	1,174	1,133	4,477	1,073	9,439	1,214	10,653
Total capitalized costs	$ 42,403	$ 13,844	$ 41,286	$ 18,637	$ 11,586	$ 4,694	$ 132,450	$ 9,889	$ 142,339
Accumulated depreciation and depletion	26,903	7,401	26,719	11,749	2,980	1,932	77,684	4,780	82,464
Net capitalized costs	$ 15,500	$ 6,443	$ 14,567	$ 6,888	$ 8,606	$ 2,762	$ 54,766	$ 5,109	$ 59,875
As of December 31, 2002									
Property (acreage) costs – Proved	$ 4,433	$ 2,604	$ 202	$ 745	$ 106	$ 1,018	$ 9,108	$ 56	$ 9,164
– Unproved	657	205	35	900	610	568	2,975	1	2,976
Total property costs	$ 5,090	$ 2,809	$ 237	$ 1,645	$ 716	$ 1,586	$ 12,083	$ 57	$ 12,140
Producing assets	34,850	7,404	33,385	12,789	4,701	1,983	95,112	7,251	102,363
Support facilities	533	93	489	953	212	85	2,365	335	2,700
Incomplete construction	910	310	2,210	940	2,818	514	7,702	720	8,422
Total capitalized costs	$ 41,383	$ 10,616	$ 36,321	$ 16,327	$ 8,447	$ 4,168	$ 117,262	$ 8,363	$ 125,625
Accumulated depreciation and depletion	26,729	5,497	24,111	10,625	2,692	1,881	71,535	4,326	75,861
Net capitalized costs	$ 14,654	$ 5,119	$ 12,210	$ 5,702	$ 5,755	$ 2,287	$ 45,727	$ 4,037	$ 49,764

Costs incurred in property acquisitions, exploration and development activities

During 2003									
Property acquisition costs – Proved	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
– Unproved	17	7	4	—	17	—	45	—	45
Exploration costs	252	102	153	138	264	243	1,152	29	1,181
Development costs	1,636	644	1,755	929	3,117	558	8,639	782	9,421
Total	$ 1,905	$ 753	$ 1,912	$ 1,067	$ 3,398	$ 801	$ 9,836	$ 811	$ 10,647
During 2002									
Property acquisition costs – Proved	$ 18	$ 8	$ —	$ —	$ —	$ —	$ 26	$ 1	$ 27
– Unproved	13	12	—	—	10	125	160	—	160
Exploration costs	276	109	127	82	301	216	1,111	52	1,163
Development costs	1,676	653	1,785	936	1,708	360	7,118	687	7,805
Total	$ 1,983	$ 782	$ 1,912	$ 1,018	$ 2,019	$ 701	$ 8,415	$ 740	$ 9,155
During 2001									
Property acquisition costs – Proved	$ —	$ —	$ —	$ —	$ 2	$ —	$ 2	$ —	$ 2
– Unproved	95	17	1	(1)	—	10	122	—	122
Exploration costs	352	141	144	148	281	459	1,525	35	1,560
Development costs	1,648	664	1,498	666	995	219	5,690	429	6,119
Total	$ 2,095	$ 822	$ 1,643	$ 813	$ 1,278	$ 688	$ 7,339	$ 464	$ 7,803

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 2001, 2002 and 2003.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. In certain deepwater fields, proved reserves are recorded in a limited number of cases before flow tests are conducted because of the safety and cost implications of conducting the tests. In those situations, other industry accepted analyses are used. Historically, proved reserves recorded using these methods have been immaterial when compared to the corporation's total proved reserves and have also been validated by subsequent flow tests or actual production levels.

Proved reserves include 100 percent of each majority owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

Reserves reported under production sharing and other non-concessionary agreements are based on the economic interest as defined by the specific fiscal terms in the agreement. The percentage of conventional liquids and natural gas proved reserves at year-end 2003 that were associated with production sharing contract arrangements was 19 percent of liquids, 12 percent of natural gas and 16 percent on an oil-equivalent basis (gas converted to oil-equivalent at 6 billion cubic feet = 1 million barrels).

	Consolidated Subsidiaries								
Crude Oil and Natural Gas Liquids	United States	Canada	Europe	Asia-Pacific	Africa	Other *(1)*	Total	Non-Consolidated Interests	Total Worldwide
					(millions of barrels)				
Net proved developed and undeveloped reserves									
January 1, 2001	2,986	1,330	1,558	690	2,384	702	9,650	1,911	11,561
Revisions	89	(9)	68	(1)	94	15	256	8	264
Purchases	—	—	—	—	—	—	—	—	—
Sales	(6)	—	—	—	—	—	(6)	(3)	(9)
Improved recovery	57	5	5	—	34	—	101	20	121
Extensions and discoveries	112	53	79	23	74	—	341	112	453
Production	(210)	(102)	(234)	(90)	(125)	(29)	(790)	(109)	(899)
December 31, 2001	3,028	1,277	1,476	622	2,461	688	9,552	1,939	11,491
Revisions	31	74	59	40	73	26	303	52	355
Purchases	—	—	—	—	—	—	—	—	—
Sales	(13)	—	—	—	—	—	(13)	—	(13)
Improved recovery	3	—	—	—	75	—	78	16	94
Extensions and discoveries	60	40	11	124	145	100	480	297	777
Production	(200)	(106)	(213)	(95)	(128)	(33)	(775)	(106)	(881)
December 31, 2002	2,909	1,285	1,333	691	2,626	781	9,625	2,198	11,823
Revisions	31	14	50	67	176	3	341	34	375
Purchases	1	—	—	—	—	—	1	—	1
Sales	(14)	—	(2)	—	—	—	(16)	—	(16)
Improved recovery	16	3	1	—	66	—	86	25	111
Extensions and discoveries	27	6	10	12	36	491	582	92	674
Production	(178)	(114)	(208)	(86)	(162)	(31)	(779)	(114)	(893)
December 31, 2003	2,792	1,194	1,184	684	2,742	1,244	9,840	2,235	12,075
Developed reserves, included above									
At December 31, 2001	2,567	593	881	477	1,022	232	5,772	1,440	7,212
At December 31, 2002	2,461	685	797	487	1,057	208	5,695	1,505	7,200
At December 31, 2003	2,348	750	805	473	1,107	181	5,664	1,508	7,172

(1) Middle East, the Caspian region and South America

(unaudited)

Net proved developed reserves are those volumes which are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those volumes which are expected to be recovered as a result of future investments to drill new wells, to recomplete existing wells and/or to install facilities to collect and deliver the production from existing and future wells.

Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from ExxonMobil's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page A53 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 406 billion cubic feet in 2001, 420 billion cubic feet in 2002 and 351 billion cubic feet in 2003.

	Consolidated Subsidiaries								
Natural Gas	United States	Canada	Europe	Asia-Pacific	Africa	Other (1)	Total	Non-Consolidated Interests	Total Worldwide
	(billions of cubic feet)								
Net proved developed and undeveloped reserves									
January 1, 2001	13,045	3,516	11,170	8,546	375	667	37,319	18,547	55,866
Revisions	612	(51)	564	(198)	8	(5)	930	(94)	836
Purchases	—	1	—	—	—	—	1	—	1
Sales	(57)	—	(2)	(8)	—	—	(67)	(2)	(69)
Improved recovery	4	15	11	—	2	—	32	7	39
Extensions and discoveries	242	120	360	590	8	120	1,440	1,991	3,431
Production	(1,114)	(418)	(1,172)	(629)	(14)	(54)	(3,401)	(757)	(4,158)
December 31, 2001	12,732	3,183	10,931	8,301	379	728	36,254	19,692	55,946
Revisions	206	30	600	258	17	42	1,153	294	1,447
Purchases	—	2	—	—	—	—	2	—	2
Sales	(43)	—	—	—	—	—	(43)	—	(43)
Improved recovery	1	3	—	—	—	—	4	—	4
Extensions and discoveries	209	83	115	212	52	9	680	1,917	2,597
Production	(1,043)	(419)	(1,138)	(813)	(12)	(44)	(3,469)	(766)	(4,235)
December 31, 2002	12,062	2,882	10,508	7,958	436	735	34,581	21,137	55,718
Revisions	124	(199)	411	23	157	(2)	514	948	1,462
Purchases	10	—	—	—	—	—	10	—	10
Sales	(90)	—	(3)	—	—	—	(93)	(27)	(120)
Improved recovery	9	1	—	—	—	—	10	15	25
Extensions and discoveries	156	45	333	22	1	239	796	923	1,719
Production	(999)	(388)	(1,103)	(718)	(11)	(49)	(3,268)	(777)	(4,045)
December 31, 2003	11,272	2,341	10,146	7,285	583	923	32,550	22,219	54,769
Developed reserves, included above									
At December 31, 2001	10,366	2,517	7,824	6,005	122	404	27,238	8,784	36,022

At December 31, 2002	9,991	2,294	7,326	5,887	112	402	26,012	8,731	34,743
At December 31, 2003	9,513	1,962	7,196	5,764	155	352	24,942	11,292	36,234

(1) *Middle East, the Caspian region and South America*

INFORMATION ON CANADIAN TAR SANDS PROVEN RESERVES NOT INCLUDED ABOVE

In addition to conventional liquids and natural gas proved reserves, ExxonMobil has significant interests in proven tar sands reserves in Canada associated with the Syncrude project. For internal management purposes, ExxonMobil views these reserves and their development as an integral part of total upstream operations. However, for financial reporting purposes, these reserves are required to be reported separately from the oil and gas reserves.

The tar sands reserves are not considered in the standardized measure of discounted future cash flows for conventional oil and gas reserves, which is found on page A52.

Tar Sands Reserves	Canada
	(millions of barrels)
At December 31, 2001	821
At December 31, 2002	800
At December 31, 2003	781

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices, costs and legislated tax rates and a discount factor of 10 percent to net proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The corporation believes the standardized measure does not provide a reliable estimate of the corporation's expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including year-end prices, which represent a single point in time and therefore may cause significant variability in cash flows from year to year as prices change.

	Consolidated Subsidiaries								
	United States	Canada	Europe	Asia-Pacific	Africa	Other	Total	Non-Consolidated Interests	Total Worldwide
	(millions of dollars)								
As of December 31, 2001									
Future cash inflows from sales of oil and gas	$ 68,713	$ 19,573	$ 58,394	$ 24,452	$ 42,806	$ 10,370	$ 224,308	$ 87,828	$ 312,136
Future production costs	20,008	6,711	15,807	7,801	10,341	3,217	63,885	31,839	95,724
Future development costs	4,613	2,695	5,252	3,262	7,839	831	24,492	3,043	27,535

Future income tax expenses	16,620	3,908	17,416	4,325	13,485	2,091	57,845	22,046	79,891
Future net cash flows	$ 27,472	$ 6,259	$ 19,919	$ 9,064	$ 11,141	$ 4,231	$ 78,086	$ 30,900	$ 108,986
Effect of discounting net cash flows at 10%	15,065	2,377	7,338	3,552	6,087	2,553	36,972	18,766	55,738
Discounted future net cash flows	$ 12,407	$ 3,882	$ 12,581	$ 5,512	$ 5,054	$ 1,678	$ 41,114	$ 12,134	$ 53,248
As of December 31, 2002									
Future cash inflows from sales of oil and gas	$ 118,905	$ 38,528	$ 68,111	$ 36,917	$ 76,407	$ 18,321	$ 357,189	$ 127,089	$ 484,278
Future production costs	26,601	7,910	14,781	9,889	13,673	3,438	76,292	41,463	117,755
Future development costs	5,545	3,157	5,983	3,433	10,454	1,789	30,361	5,583	35,944
Future income tax expenses	34,289	10,261	23,580	8,254	28,190	3,921	108,495	27,633	136,128
Future net cash flows	$ 52,470	$ 17,200	$ 23,767	$ 15,341	$ 24,090	$ 9,173	$ 142,041	$ 52,410	$ 194,451
Effect of discounting net cash flows at 10%	28,930	6,792	7,788	5,857	11,658	5,634	66,659	31,233	97,892
Discounted future net cash flows	$ 23,540	$ 10,408	$ 15,979	$ 9,484	$ 12,432	$ 3,539	$ 75,382	$ 21,177	$ 96,559
As of December 31, 2003									
Future cash inflows from sales of oil and gas	$ 127,459	$ 35,637	$ 71,937	$ 37,006	$ 76,969	$ 28,232	$ 377,240	$ 146,197	$ 523,437
Future production costs	26,777	11,451	16,090	10,860	15,017	4,438	84,633	51,457	136,090
Future development costs	4,537	3,659	6,966	3,740	7,576	3,801	30,279	5,120	35,399
Future income tax expenses	38,690	7,835	25,080	8,819	29,808	5,587	115,819	33,688	149,507
Future net cash flows	$ 57,455	$ 12,692	$ 23,801	$ 13,587	$ 24,568	$ 14,406	$ 146,509	$ 55,932	$ 202,441
Effect of discounting net cash flows at 10%	31,107	4,688	7,970	5,290	10,868	9,894	69,817	33,378	103,195
Discounted future net cash flows	$ 26,348	$ 8,004	$ 15,831	$ 8,297	$ 13,700	$ 4,512	$ 76,692	$ 22,554	$ 99,246

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries	2003	2002	2001
		(millions of dollars)	
Value of reserves added during the year due to extensions, discoveries, improved recovery and net purchases less related costs	$ 4,013	$ 5,481	$ 2,660
Changes in value of previous-year reserves due to:			
Sales and transfers of oil and gas produced during the year, net of production (lifting) costs	(25,012)	(19,242)	(20,748)
Development costs incurred during the year	8,299	6,994	5,577
Net change in prices, lifting and development costs	4,052	57,506	(79,693)
Revisions of previous reserves estimates	2,247	4,665	2,520
Accretion of discount	10,513	5,837	12,293
Net change in income taxes	(2,802)	(26,973)	32,780
Total change in the standardized measure during the year	$ 1,310	$ 34,268	$ (44,611)

OPERATING SUMMARY

	2003	2002	2001	2000	1999
	(thousands of barrels daily)				
Production of crude oil and natural gas liquids					
Net production					
United States	610	681	712	733	729
Canada	363	349	331	304	315
Europe	579	592	653	704	650
Asia-Pacific	237	260	247	253	307
Africa	442	349	342	323	326
Other Non-U.S.	285	265	257	236	190
Worldwide	2,516	2,496	2,542	2,553	2,517
	(millions of cubic feet daily)				
Natural gas production available for sale					
Net production					
United States	2,246	2,375	2,598	2,856	2,871
Canada	943	1,024	1,006	844	683
Europe	4,498	4,463	4,595	4,463	4,438
Asia-Pacific	1,803	2,019	1,547	1,755	2,027
Other Non-U.S.	629	571	533	425	289
Worldwide	10,119	10,452	10,279	10,343	10,308
	(thousands of oil-equivalent barrels daily)				
Oil-equivalent production *(1)*	4,203	4,238	4,255	4,277	4,235
	(thousands of barrels daily)				
Refinery throughput					
United States	1,806	1,834	1,811	1,862	1,930
Canada	450	447	449	451	441
Europe	1,566	1,539	1,563	1,578	1,782
Asia-Pacific	1,390	1,379	1,436	1,462	1,537
Other Non-U.S.	298	244	283	289	287
Worldwide	5,510	5,443	5,542	5,642	5,977
Petroleum product sales					
United States	2,729	2,731	2,751	2,669	2,918
Canada	602	593	585	577	587
Europe	2,061	2,042	2,079	2,129	2,597
Asia-Pacific and other Eastern Hemisphere	2,075	1,889	2,024	2,090	2,223
Latin America	490	502	532	528	562

Worldwide	7,957	7,757	7,971	7,993	8,887
Gasoline, naphthas	3,238	3,176	3,165	3,122	3,428
Heating oils, kerosene, diesel oils	2,432	2,292	2,389	2,373	2,658
Aviation fuels	662	691	721	749	813
Heavy fuels	638	604	668	694	706
Specialty petroleum products	987	994	1,028	1,055	1,282
Worldwide	7,957	7,757	7,971	7,993	8,887
	(thousands of metric tons)				
Chemical prime product sales					
United States	10,740	11,386	11,078	11,736	11,719
Non-U.S.	15,827	15,220	14,702	13,901	13,564
Worldwide	26,567	26,606	25,780	25,637	25,283

Operating statistics include 100 percent of operations of majority owned subsidiaries; for other companies, crude production, gas, petroleum product and chemical prime product sales include ExxonMobil's ownership percentage, and refining throughput includes quantities processed for ExxonMobil. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

APPENDIX B
2004 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

I. Purposes

This Plan is intended to help the Corporation attract and retain highly qualified individuals to serve as non-employee directors of the Corporation and to align further the interests of the non-employee directors with the interests of the Corporation's shareholders by paying a substantial portion of non-employee director compensation in the form of restricted stock or restricted stock units.

II. Definitions

The following definitions apply:

(1) "Administrator" means the Secretary of the Corporation.

(2) "Award" means a grant of restricted stock or restricted stock units under this Plan.

(3) "Board" means the Board of Directors of the Corporation.

(4) "Corporation" means Exxon Mobil Corporation, a New Jersey corporation, or its successors.

(5) "Non-employee director" means any member of the Board who is not an employee of the Corporation or any affiliate of the Corporation.

(6) "Participant" means each non-employee director to whom an award is granted under this Plan.

(7) "Plan" means this Exxon Mobil Corporation 2004 Non-Employee Director Restricted Stock Plan, as it may be amended from time to time.

(8) "Restricted period" means the period of time an award is subject to restrictions as set forth in Section VII.

(9) "Restricted stock" means shares granted under this Plan subject to restrictions on transfer and potential forfeiture during the applicable restricted period.

(10) "Restricted stock unit" means a stock unit granted under this Plan with a value equal to the value of a share and subject to restrictions on transfer and potential forfeiture during the applicable restricted period.

(11) "Retirement age" means the age after which a non-employee director is no longer eligible to stand for election in accordance with the Corporation's Corporate Governance Guidelines.

(12) "Share" means a share of common stock of the Corporation, no par value.

III. Administration

The Board has ultimate authority to administer this Plan, including authority to grant or amend awards; to determine, subject to the limitations contained in this Plan, the terms and conditions of awards; and to construe and interpret Plan provisions. Subject to the oversight of

---

the Board, the administrator has authority to establish procedures and forms, and to take other actions assigned to the administrator under this Plan.

IV. Effective Date; Term

This Plan will become effective when approved by the shareholders of the Corporation and will terminate when there are no longer any outstanding awards under the Plan.

V. Available Shares

(1) The maximum number of shares issued pursuant to awards under this Plan may not exceed 1,000,000.

(2) If an award is forfeited, the shares subject to that award will not be considered to have been issued and will not count against the Plan maximum under clause (1) of this Section.

VI. Grants of Awards; Eligibility

Subject to the terms and conditions of this Plan, the Board may grant restricted stock or restricted stock units under this Plan at such times, in such amounts, and upon such terms and conditions as the Board determines. The Board may establish standing resolutions for this purpose. Awards under this Plan may only be made to a person who, at the time of grant, is serving as a non-employee director.

VII. Restrictions on Transfer; Forfeiture

(1) Unless the Board specifies otherwise in an award, the restricted period for an award under this Plan will commence on the date the award is granted and will expire on the earliest to occur of the following:

(a) the participant leaves the Board after reaching retirement age;

(b) the participant leaves the Board before reaching retirement age and the Board, with the participant abstaining, votes to lift the restrictions on the participant's awards; or

(c) the participant dies.

(2) During the restricted period, awards may not be sold, assigned, transferred, pledged, or otherwise disposed of or encumbered. The designation of a beneficiary pursuant to Section XII will not be considered a disposition or encumbrance for this purpose.

(3) If the participant ceases to be a member of the Board and the restricted period for the participant's awards does not expire as provided in paragraph (1) of this Section, all the participant's awards under this Plan will be forfeited and all right, title, and interest of the participant to receive any shares or amounts in connection with such awards will terminate without further obligation on the part of the Corporation.

VIII. Shareholder Status; Dividends and Dividend Equivalents

(1) During the restricted period, a participant to whom restricted stock is issued will have customary rights of a shareholder with respect to such shares, including the rights to vote

the shares and receive cash dividends (subject to the applicable restrictions on transfer and events of forfeiture). Cash dividends on restricted stock will be paid currently or, if the Board so determines, reinvested in additional shares of restricted stock.

(2) During the restricted period, a participant to whom restricted stock units are credited will not be a shareholder of the Corporation with respect to such units. However, the Corporation will credit each restricted stock unit with dividend equivalents corresponding in amount and timing to cash

dividends that would be payable with respect to an outstanding share. Dividend equivalents will be paid currently or, if the Board so determines, will be deemed to be reinvested in additional restricted stock units.

IX. Form of Awards

(1) During the restricted period, shares of restricted stock will be registered in the name of the participant but will be held by or on behalf of the Corporation in certificate or book-entry form as the administrator determines. Each participant agrees by accepting an award of restricted stock that the Corporation may give stop transfer instructions to its transfer agent or custodian with respect to the restricted stock and that, during the restricted period, any restricted stock issued in certificate form may bear an appropriate legend noting the restrictions, risk of forfeiture, and other conditions. If required by the administrator, awards of restricted stock may be subject to execution by the participant of a stock power with respect to such shares in favor of the Corporation.

(2) During the restricted period, restricted stock units will be evidenced by book-entry credits in records maintained by or on behalf of the Corporation. Restricted stock units will represent only an unfunded and unsecured contractual right to receive shares or cash, if any, payable in settlement of the award.

X. Settlement of Awards

(1) If and when the restricted period expires with respect to an award of restricted stock, the Corporation will, subject to Section XIII, deliver shares free of restriction to or for the account of the participant, or the participant's estate, or designated beneficiary, if applicable.

(2) Restricted stock units will be settled in shares or, if so provided in the award, in cash. If and when the restricted period expires with respect to an award of restricted stock units, the Corporation will, subject to Section XIII, deliver one share free of restriction or pay an amount in cash equal to the fair market value of one share in settlement of each unit to or for the account of the participant, or the participant's estate, or designated beneficiary, if applicable.

(3) Shares will be delivered in certificate or book-entry form and cash (including dividends or dividend equivalents) will be paid by check, wire transfer, or direct deposit, in each case in accordance with the procedures of the administrator in effect at the time.

(4) The issuance or delivery of any shares may be postponed by the Corporation for such period as may in the determination of the administrator be required to comply with any

applicable requirements under the federal securities laws (including, without limitation, the exemptions provided in Rule 16b-3 under the Securities Exchange Act of 1934), any applicable listing requirements of any national securities exchange, or any other requirements or exemptions applicable to the issuance or delivery of such shares. The Corporation will not be obligated to issue or deliver any shares if the issuance or delivery would constitute a violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

XI. Change in Capitalization; Adjustments

If a stock split, stock dividend, merger, or other relevant change in capitalization occurs, the administrator will adjust the terms of outstanding awards, including the number of restricted stock units credited to a participant's account or the securities issuable in settlement of such units, as well as the maximum number of shares issuable under Section V, as appropriate to prevent dilution or enlargement of the rights of non-employee directors under this Plan. Any new shares or securities issued with respect to outstanding restricted stock will be delivered to and held by or on behalf of the Corporation, and will be subject to the same provisions, restrictions, and requirements as such restricted stock.

XII. Beneficiary Designation

Participants may designate a beneficiary to whom shares or cash in settlement of outstanding awards under this Plan may be delivered or paid on the death of the participant, *provided* that such designation will only be given effect if the designation is expressly authorized as a non-testamentary transfer under applicable laws of descent and distribution as determined by the administrator. Beneficiary designations will be subject to such forms, requirements, and procedures as the administrator may establish.

XIII. Withholding Taxes

The Corporation has the right, in its sole discretion, to deduct or withhold at any time shares or cash subject to or otherwise deliverable or payable in connection with an award (including cash payable as dividends or dividend equivalents) as may in the determination of the administrator be necessary to satisfy any required withholding or similar taxes with respect to such awards. Withheld shares may be retained by the Corporation or sold on behalf of the participant.

XIV. Amendments to the Plan; Shareholder Approval

(1) The Board may from time to time amend or cease granting awards under this Plan; *provided* that approval of the shareholders of the Corporation will be required for any amendment:

   (a) To increase the total number of shares issuable under the Plan under Section V (except for adjustments under Section XI); or

   (b) That would otherwise constitute a "material revision" within the meaning of applicable rules of the New York Stock Exchange in effect at the time.

(2) An amendment of this Plan will, unless the amendment provides otherwise, be immediately and automatically effective for all outstanding awards.

(3) The Board may also amend any outstanding award under this Plan, provided the award, as amended, contains only such terms and conditions as would be permitted or required for a new award under this Plan.

XV. General Provisions

(1) Shares subject to awards under this Plan may either be authorized but unissued shares or previously issued shares that have been reacquired by the Corporation.

(2) The administrator is authorized to establish forms of agreement between the Corporation and each participant to evidence awards under this Plan, and to require execution of such agreements as a condition to a participant's receipt of an award.

(3) The grant of an award under this Plan does not give a participant any right to remain a director of the Corporation.

(4) This Plan will be governed by the laws of the State of New York and the United States of America, without regard to any conflict of law rules.

APPENDIX C
CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the "Board") of Exxon Mobil Corporation ("ExxonMobil" or the "Corporation") has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board

The business and affairs of ExxonMobil are managed by or under the direction of its Board in accordance with New Jersey law. The directors' fiduciary duty is to exercise their business judgment in the best interests of ExxonMobil's shareholders.

Board Structure

Board Size. The size of the Board will provide for sufficient diversity among non-employee directors while also facilitating substantive discussions in which each director can participate meaningfully. The Board size will be within the limits prescribed by ExxonMobil's By-Laws, which currently provide that the Board may have no fewer than 10 and no more than 19 members.

Independent Directors. A substantial majority of the Board will consist of directors whom the Board has determined to be independent. In general, an independent director must have no material relationship with ExxonMobil, directly or indirectly, except as a director. The Board will determine independence on the basis of the standards specified in the corporate governance rules of the New York Stock Exchange and other facts and circumstances the Board considers relevant.

Election of Directors. All directors will stand for election at the annual meeting of shareholders.

Chairman and CEO. The Board believes it is appropriate and efficient for ExxonMobil's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Presiding and Lead Directors. The presiding director for non-employee director executive sessions will be determined as described below under *Non-Employee Director Executive Sessions*. The Board does not believe it is useful or appropriate to designate a lead non-employee director.

Term Limits. The Board believes that experience as an ExxonMobil director is a valuable asset, especially in light of the size and global scope of the Corporation's operations. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age.

Mandatory Retirement. No director may stand for election after reaching age 70.

Other Directorships. Recognizing the substantial time commitment required of directors, it is expected that directors will serve on the boards of other public companies only to the extent that, in the judgment of the Board, such services do not detract from the directors' ability to

devote the necessary time and attention to ExxonMobil. The Board Affairs Committee will, at least annually, review all directors' service on the boards of other public companies.

Change in Status. To avoid any potential conflict of interest, directors will not accept a seat on any additional public company board without first reviewing the matter with the Board Affairs Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Board in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities.

Former Officers. The Board does not believe that former officers of ExxonMobil should continue to serve on the Board after they no longer hold that officer position.

Director Selection; Qualifications; Education

Selection. The Board, acting on the recommendation of the Board Affairs Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings.

Qualifications. The Board maintains separate guidelines describing the desired qualifications for non-employee directors. At least annually, the Board Affairs Committee will review these guidelines and make such recommendations to the Board as the Committee may deem appropriate.

Orientation. New non-employee directors will receive a comprehensive orientation from appropriate executives regarding ExxonMobil's business and affairs.

Continuing Education. It is expected that, at least annually, all directors will participate in a continuing education event (which may coincide with a regular Board meeting) addressing, among other things, current developments and best practices in corporate governance. Reviews of aspects of ExxonMobil's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site visit to an ExxonMobil facility other than the corporate headquarters in conjunction with a regular Board meeting at least once every other year.

Board Meetings; Director Responsibilities

Number of Regular Meetings. The Board normally holds eight regular meetings per year. Additional meetings may be scheduled as required.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director approximately one week prior to each meeting. The Chairman will normally set the agenda for Board meetings. Any director may request the inclusion of specific items.

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Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary.

Director Preparedness. Each director should be familiar with the agenda for each meeting, have carefully reviewed all other materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting, and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director, and the CEO will speak for the Corporation.

Non-Employee Director Executive Sessions

An executive session of the non-employee directors will normally be held immediately following each meeting of the full Board. If the Board includes non-employee directors who are not independent, at least one executive session per year will include only the independent directors. The Chair of the Board Affairs Committee and the Chair of the Compensation Committee will preside at the executive sessions on an alternating basis, unless, taking into account the subject matter under discussion, the non-employee directors select another presider for a particular session. Any non-employee director may raise issues for discussion at an executive session. The non-employee directors will maintain such records of executive sessions as they deem appropriate, including records to enable the CEO to satisfy applicable certification requirements of the New York Stock Exchange.

Board Self-Evaluation

At least annually, the Board will evaluate its performance and effectiveness.

Committees

Committees. The Board will appoint from among its members committees it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Executive Committee, Audit Committee, Board Affairs Committee (which serves as the nominating and corporate governance committee), Advisory Committee on Contributions, Compensation Committee, Finance Committee, and Public Issues Committee.

Committee Composition. The Board Affairs Committee, Audit Committee, and Compensation Committee will consist solely of independent directors. With the exception of the Executive Committee and Finance Committee where the Chairman of the Board will also be the Chair, the Board Affairs Committee will recommend committee Chairs to the full Board for approval.

Committee Charters. Each of the committees will have a written charter outlining its responsibilities. Charters will be adopted by the Board based on the recommendation of the applicable committee.

Committee Assignments and Rotation. Membership of each committee will be determined by the Board after receiving the recommendation of the Board Affairs Committee. Consideration will be given to rotating committee memberships from time to time.

Committee Funding. The Corporation will provide each Board committee with sufficient funds to discharge the committee's responsibilities in accordance with its charter.

Committee Self-Evaluation. At least annually, each of the Board committees will conduct an evaluation of its performance and effectiveness, and will consider whether any changes to the committee's charter are appropriate.

Committee Reports. The Chair of each Board committee will report to the full Board on the activities of his or her committee, including the results of the committee's self-evaluation and any recommended changes to the committee's charter.

CEO Performance Review

At least annually, the independent directors will, in conjunction with the Compensation Committee, review the performance of the CEO in light of the Corporation's goals and objectives.

Succession Planning

At least annually, the Board will review succession plans for the CEO and other senior executives. Succession planning will address both succession in the ordinary course of business and contingency planning in case of unexpected events.

Board Resources

Access to Employees. Non-employee directors will have full access to senior management of the Corporation and other employees on request to discuss the business and affairs of the Corporation. The Board expects that there will be regular opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

Authority to Retain Advisors. It is normally expected that information regarding the Corporation's business and affairs will be provided to the Board by ExxonMobil management and staff and by the Corporation's independent auditors. However, the Board has the authority to retain such outside advisors, including accountants, legal counsel, or other experts, as it deems appropriate. The fees and expenses of any such advisors will be paid by the Corporation.

Standards of Business Conduct

ExxonMobil has adopted comprehensive standards of business conduct. Each director is expected to be familiar with and to follow these standards. The Board Affairs Committee will review any issues arising under the applicable standards of business conduct with respect to an executive officer or director and will report its findings to the full Board. The Board does not envision that any waivers will be authorized.

Communication by Interested Parties with Non-Employee Directors

The Board Affairs Committee will maintain procedures for interested parties to communicate with the non-employee directors. Contact information and a description of the procedures for handling these communications will be published in the proxy statement for each annual meeting of shareholders and posted on ExxonMobil's internet site.

Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the Board on the recommendation of the Board Affairs Committee and will be reviewed annually. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. A substantial portion of the compensation paid to non-employee directors for service on the Board will be paid in stock of the Corporation which must be held until the director retires from the Board.

Shareholder Matters

Voting Rights. Each share of the Corporation's common stock is entitled to one vote. ExxonMobil's charter and By-Laws will not impose voting requirements for actions by holders of its common stock higher than the minimum requirements of New Jersey law and will not restrict the ability of shareholders to act by written consent.

Confidential Voting. In accordance with the resolution previously adopted by shareholders with the recommendation of the Board, a shareholder's vote will be counted by independent inspectors and will be kept confidential from management unless special circumstances exist. For example, proxy cards will be forwarded to the Corporation for appropriate response if a shareholder writes comments on the card.

Annual Meeting Attendance. It is expected that each director will make every effort to attend each annual meeting of shareholders.

Ratification of Auditors. The appointment of independent auditors will be submitted for ratification by the shareholders at each annual meeting.

Shareholder Proposals Receiving Majority Approval. If a shareholder proposal that is not supported by the Board receives a majority of the votes cast at a meeting at which a quorum is present, the proposal will be reconsidered by the Board. Action taken on the proposal will be reported to shareholders in a timely manner.

Corporate Governance Guidelines Revision

The Board Affairs Committee and the Board will review and revise these Corporate Governance Guidelines and related documents as and when appropriate.

APPENDIX D
GUIDELINES FOR THE SELECTION OF NON-EMPLOYEE DIRECTORS

Candidates for non-employee director of Exxon Mobil Corporation should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex business situations including those with worldwide scope. ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation such as management, finance, marketing, technology, law, international business, or public service. The Board must include members with the particular experience required for service on key Board committees, as described in the committee charters.

Candidates should bring integrity, insight, energy, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to oversee the affairs of a corporation as large and complex as ExxonMobil. ExxonMobil recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of the individual directors; their commitment; and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities.

As a matter of law, the Corporation is generally precluded from having as a member of the Board of Directors anyone who is an officer or director of a corporation which is in substantial competition with Exxon Mobil Corporation in the United States. Recognizing that this is a matter which may require the advice of legal counsel in specific instances, the Board Affairs Committee will not consider as a candidate any person who is a director or officer of such a corporation.

A substantial majority of the Board must meet the independence standards described in the Corporation's Corporate Governance Guidelines, and all candidates must be free from any relationship with management or the Corporation which would interfere with the exercise of independent judgement. Candidates should be committed to representing the interests of all shareholders and not any particular constituency, and must be willing to challenge and stimulate management.

The Corporate Governance Guidelines provide that no director may stand for reelection after age 70. Since the Board believes a director should serve at least five years, new candidates should normally be of an age to allow five or more years of Board membership.

The Board Affairs Committee considers suggestions for possible director candidates from current directors, shareholders, and other sources. All suggestions will be considered in the same manner.

APPENDIX E
AUDIT COMMITTEE CHARTER

I. Purposes of the Committee

The primary purpose of the Audit Committee (the "Committee") is oversight. The Committee shall assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee:

- Management's conduct of the Corporation's financial reporting process;
- The integrity of the financial statements and other financial information provided by the Corporation to the Securities and Exchange Commission (the "SEC") and the public;
- The Corporation's system of internal accounting and financial controls;
- The Corporation's compliance with legal and regulatory requirements;
- The performance of the Corporation's internal audit function;
- The independent auditors' qualifications, performance, and independence; and
- The annual independent audit of the Corporation's financial statements.

The Committee shall have direct authority and responsibility to appoint (subject to shareholder ratification), compensate, retain, and oversee the independent auditors.

The Committee shall also prepare the report that the SEC rules require be included in the Corporation's annual proxy statement.

The Corporation's management is responsible for preparing the Corporation's financial statements. The independent auditors are responsible for auditing those financial statements. Management, including the internal audit function, and the independent auditors, have more time, knowledge, and detailed information about the Corporation than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation's financial statements, or any professional certification as to the independent auditors' work, including with respect to auditor independence. Each member of the Committee shall be entitled to rely on the integrity of people and organizations from whom the Committee receives information and the accuracy of such information, including representations by management and the independent auditors regarding non-audit services provided by the independent auditors.

II. Committee Membership

The Committee shall consist of not less than four nor more than seven members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

Accordingly, each member of the Committee shall be financially literate within a reasonable period of time after appointment to the Committee; must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934; and may not serve on

more than two other public company audit committees unless the Board determines that such simultaneous service would not impair the ability of the member to serve effectively on the Committee. In addition, at least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC.

The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Audit Committee, unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees to carry out such duties as the Committee may assign.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Appoint the independent auditors to audit the consolidated financial statements of the Corporation and its subsidiaries for the coming year; approve the engagement fees and terms; and recommend ratification of that appointment by the shareholders.

2. Pre-approve all audit and non-audit services to be provided by the independent auditors to the Corporation in accordance with the Committee's policies and procedures, and regularly review (a) the adequacy of the Committee's policies and procedures for pre-approving the use of the independent auditors for audit and non-audit services with a view to auditor independence; (b) the audit and non-audit services pre-approved in accordance with the Committee's policies and procedures; and (c) fees paid to the independent auditors for pre-approved audit and non-audit

services.

3. Regularly review with the independent auditors (a) the arrangements for and the scope of the independent auditors' audit of the Corporation's consolidated financial statements; (b) the results of the audit by the Corporation's independent auditors of the Corporation's consolidated financial statements; (c) any audit problems or difficulties encountered by the

independent auditors and management's response; (d) any significant deficiency in the design or the operation of the Corporation's internal accounting controls identified by the independent auditors and any resulting recommendations; (e) all critical accounting policies and practices used by the Corporation; (f) all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures, and the treatment preferred by the independent auditors; and (g) other material written communications between the independent auditors and management. The Committee shall have ultimate authority to resolve any disagreement between management and the independent auditors regarding financial reporting.

4. Review major changes to the Corporation's auditing and accounting principles and practices based on advice of the independent auditors, the Controller, the General Auditor, or management.

5. At least annually, obtain and review a report by the independent auditors describing (a) the firm's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (c) all relationships between the independent auditors and the Corporation consistent with Independence Standards Board Standard Number 1. The Committee shall discuss such report with the independent auditors, which may include issues that impact the independent auditors' qualifications, performance, or independence.

6. Evaluate, along with the other members of the Board, management, the Controller, and the General Auditor, the qualifications, performance, and independence of the independent auditors, including the performance of the lead audit partner.

7. Monitor regular rotation of audit partners by the independent auditors as required by law.

8. The Committee, along with the other members of the Board, shall discuss with management and the independent auditors the audited financial statements to be included in the Corporation's Annual Report on Form 10-K, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Committee shall review and consider with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 ("SAS No. 61"), including deficiencies in internal controls, fraud, illegal acts, management judgments and estimates, audit adjustments, audit difficulties, and the independent auditors' judgments about the quality of the Corporation's accounting practices.

9. Discuss with the independent auditors and management the Corporation's interim financial results to be included in each quarterly report on Form 10-Q, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Each such review shall include any matters required to be discussed by SAS No. 61, and shall occur prior to the Corporation's filing of the related Form 10-Q with the SEC.

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10. Maintain and periodically review the Corporation's procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation, of concerns regarding questionable accounting or auditing matters.

11. Confer with the Controller, the General Auditor, the General Counsel, management, and the independent auditors as requested by any of them or by the Committee, at least annually, and review their reports with respect to the functioning, quality, and adequacy of programs for compliance with the Corporation's policies and procedures regarding business ethics, financial controls, internal auditing, and compliance with legal and regulatory requirements, including information regarding violations or probable violations of such policies.

12. Discuss from time to time the Corporation's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

13. Discuss from time to time the Corporation's policies with respect to risk assessment and risk management.

14. Maintain hiring policies for employees and former employees of the independent auditors.

15. Review the expenses of officers of the Corporation who are also members of the Board and such other officers as it may deem appropriate.

16. Review with the Controller and the General Auditor, at least annually, the activities, budget, staffing, and structure of the internal auditing function of the Corporation and its subsidiaries, including their evaluations of the performance of that function and any recommendations with respect to improving the performance of or strengthening of that function. As appropriate, the Committee shall review the reports of any internal auditor on a financial safeguard problem that has not resulted in corrective action or has not otherwise been resolved to the auditor's satisfaction at any intermediate level of audit management.

17. From time to time, meet separately with management, the internal auditors, and the independent auditors to discuss issues warranting attention by the Committee.

18. Prepare any report or other disclosure by the Committee required to be included in any proxy statement for the election of the Corporation's directors under the rules of the SEC.

19. Take other such actions and do other such things as may be referred to it from time to time by the

Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has exclusive authority with respect to the retention of the independent auditors described in Section IV of this charter. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation. The Committee also has the authority to retain outside advisors, including legal counsel, auditors, or other experts, as it deems appropriate; to approve the fees and expenses of such advisors; and to incur such other ordinary administrative expenses as are necessary or appropriate in carrying out its duties.

APPENDIX F
AUDIT COMMITTEE PRE-APPROVAL POLICY AND PROCEDURE MEMORANDUM

ExxonMobil's Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of the independent auditors. In fulfilling this responsibility, the Audit Committee pre-approves audit and non-audit services provided by the independent auditors in order to ensure the services do not impair the auditors' independence. The Securities and Exchange Commission (SEC) has issued rules specifying the permissible services independent auditors may provide to audit clients, as well as the Audit Committee's responsibility for administering the engagement of the independent auditors, including pre-approval of fees. Accordingly, ExxonMobil's Audit Committee has adopted the following Pre-Approval Policy and Procedure.

Under the Audit Committee's approach, an annual program of work will be approved each October for the following categories of services: *Audit, Audit-Related*, and *Tax*. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the Audit Committee sufficient understanding of the services provided. Additional engagements may be brought forward from time to time for pre-approval by the Audit Committee.

The Audit Committee will consider whether any service to be obtained from the independent auditors is consistent with the SEC's rules on auditor independence. Also, the Audit Committee will consider the level of Audit and Audit-Related fees in relation to all other fees paid to the independent auditors, and will review such level each year. In carrying out this responsibility, the Audit Committee may obtain input from ExxonMobil management on the general level of fees, and the process for determining and reporting fees from the numerous locations where ExxonMobil operates and the independent auditors provide services.

The term of any pre-approval applies to ExxonMobil's financial year. Thus, Audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for Audit-Related and Tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

Audit Services

Audit services include the annual financial statement audit engagement (including required quarterly reviews), affiliate and subsidiary statutory audits, and other procedures required to be performed by the independent auditors to render an opinion on ExxonMobil's consolidated financial statements. Audit services also include information systems reviews, tests performed on the system of internal controls, and other procedures necessary to support the independent auditors' attestation of management's report on internal controls for financial reporting consistent with Section 404 of the Sarbanes-Oxley Act of 2002.

The independent auditors are responsible for cost-effectively providing audit services and confirming that audit services are not undertaken prior to review and pre-approval by the Audit Committee. The independent auditors and ExxonMobil management will jointly manage a process for collecting and reporting Audit fees billed by the independent auditors to ExxonMobil each year.

Audit-Related Services

Audit-Related services include services that are reasonably related to the review of ExxonMobil's financial statements. These services include benefit plan and joint venture audits, attestation procedures related to cost certifications and government compliance, consultations on accounting issues, and due diligence procedures. Each year the Audit Committee will review the proposed services to ensure the independence of the independent auditors is not impaired.

Pre-approval will occur in October of each year coincident with pre-approval of Audit services. ExxonMobil management will monitor the engagement of the independent auditors for Audit-Related services using designated process owners. This process will help provide assurance that the aggregate dollar amount of services obtained does not exceed pre-approval amounts at any time, and that new engagements not identified in October are pre-approved prior to commitment.

Tax Services

The Audit Committee concurs that the independent auditors may provide certain Tax services without impairing independence. These services include preparing local tax filings and related tax services, tax planning, preparing individual employee expatriate tax returns, and other services permitted by SEC regulations. The Audit Committee will not permit engaging the independent auditors (1) in connection with a transaction, the sole purpose of which may be impermissible tax avoidance, or (2) for any tax services that may be prohibited by SEC rules now or in the future.

Significant engagements of outside accounting firms for *Tax services* (other than Expatriate Tax services) require the endorsement of the Exxon Mobil Corporation General Tax Counsel. An Associate General Tax Counsel within the ExxonMobil Tax Department, acting as primary contact on behalf of the General Tax Counsel, will monitor the engagement of the independent auditors or other firms for such Tax services to help provide assurance that aggregate dollar amounts of services obtained from the independent auditors do not exceed pre-approval amounts at any time.

For *Expatriate Tax services*, the Global Human Resources Expatriate Services Manager will manage the engagement, and confirm that fees do not exceed the pre-approved amount. These services will be subject to a periodic competitive bidding process.

All Other Services

ExxonMobil does not envision obtaining other services from the independent auditors, except for the Audit, Audit-Related, and Tax services described previously. If permissible other services are requested by ExxonMobil business units, each engagement must be pre-approved by the Audit Committee. Such requests should be supported by endorsement of the Exxon Mobil Corporation Controller and the Exxon Mobil Corporation General Auditor prior to review with the Audit Committee.

Prohibited Services

SEC regulations specify that independent auditors may not provide the following prohibited services: Bookkeeping, Financial Information Systems Design and Implementation, Appraisals or Valuation (other than Tax), Fairness Opinions, Actuarial Services, Internal Audit Outsourcing, Management Functions, Human Resources such as Executive Recruiting, Broker-Dealer Services, Legal Services, or Expert Services such as providing expert testimony or opinions where the purpose of the engagement is to advocate the client's position in an adversarial proceeding. ExxonMobil personnel may not under any circumstances engage the independent auditors for prohibited services. Potential engagements not clearly permissible should be referred to the Exxon Mobil Corporation Controller or the Exxon Mobil Corporation General Auditor.

APPENDIX G
COMPENSATION COMMITTEE CHARTER

I. Purposes of the Committee

The primary purposes of the Compensation Committee (the "Committee") are to discharge the Board of Directors' (the "Board") responsibilities relating to the evaluation and compensation of the Corporation's Chief Executive Officer (the "CEO") and other senior executives, and to produce an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. The Committee also makes recommendations to the Board regarding succession planning and development for senior executives and positions as needed.

II. Committee Membership

The Committee shall consist of not less than three nor more than six members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. Accordingly, each member must qualify as a "non-employee director" under rule 16b-3 of the Securities and Exchange Commission (the "SEC"); may not be part of a compensation committee interlock within the meaning of SEC Regulation S-K; and may not be eligible to participate in any of the compensation plans they administer. Members of the Committee should be suitably knowledgeable in matters pertaining to executive compensation. The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Compensation Committee will fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Compensation Committee unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees consisting of one or more members to carry out such duties as the Committee may assign.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Review and approve the corporate goals and objectives relevant to the compensation of the CEO.

2. At least annually, at a meeting to which all independent directors are invited, evaluate the CEO's performance as measured against the goals and objectives outlined above.

3. Set the salary and other cash and equity compensation for the CEO based on the evaluation described in paragraph 2. In determining the long term incentive component of the CEO's compensation, the Committee should also consider the Company's performance based on criteria established by the Committee.

4. At least annually, at a meeting to which all independent directors are invited, review succession planning and development strategies for senior level positions and executives of the Corporation.

5. Make recommendations to the Board with respect to incentive compensation plans and equity-based plans.

6. Review and act upon proposed terms of any new plans, programs, and arrangements for the benefit of employees of the Corporation that are modified and made available only to certain executives of the Corporation, or, as appropriate, make such recommendations to the Board with respect thereto as it may deem advisable.

7. Set the salaries of employees of the Corporation who are members of the Board and of U.S. dollar-paid employees who are officers of the Corporation (other than assistant officers) elected by the Board; review salaries of U.S. dollar-paid employees who are presidents of the functional organizations; and set, review or make recommendations with respect to the salaries of such other employees as may be from time to time referred to the Committee by the Chairman of the Board, or President of the Corporation.

8. Administer the Corporation's 1993 Incentive Program and any similar prior plan, and make the determinations and interpretations and take other such action as contemplated by said Programs for the granting authorities, insofar as applicable to employees who are subject to the reporting requirements of Section 16 under the Securities Exchange Act of 1934 with respect to equity securities of the Corporation, and other such eligible employees as may be from time to time referred to the Committee by the Chairman of the Board, or the President of the Corporation.

9. Administer the 1995 Mobil Incentive Compensation and Stock Ownership Plan and any similar prior plan.

10. Pursuant to the Corporation's 2003 Incentive Program, a) administer said Program; b) establish in respect to each year a ceiling, subject to the limitations in said Program, on the aggregate number of shares of Corporation common stock that can be awarded under said Program; c) determine, from time to time, the rate of interest to be credited to

grantees pursuant to said Program; d) have the exclusive right to make or, on behalf of the Corporation, amend any grants of awards under said Program to eligible employees constituting the group referred to in paragraph 8 above, and with respect to grants to such persons, make all decisions concerning the timing, pricing, and amount of such awards and all other determinations and interpretations as contemplated by said Program; and e) set the consideration for any shares of the common stock of the Corporation used in meeting the Corporation's obligations arising from time to time for awards under said Program granted by this Committee.

11. Pursuant to the Corporation's Short Term Incentive Program, a) administer said Program; b) establish in respect to each year a ceiling, subject to the limitations in said Program, on the aggregate dollar amount that can be awarded thereunder; c) determine, from time to time, the rate of interest to be credited to grantees pursuant to said Program; and d) make or, on behalf of the Corporation, amend any grants of awards under said Program to eligible employees constituting the group referred to in paragraph 7 above, and with respect to grants to such persons, make all decisions concerning the timing, pricing, and amount of such awards and all other determinations and interpretations as contemplated by said Program.

12. Review proposed terms of any new Incentive Program and any major amendment of an existing program, and make such recommendations to the Board with respect thereto as it may deem advisable.

13. Report on compensation policies and practices with respect to the Corporation's executive officers as required by SEC rules.

14. Take such other actions and do other such things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness, and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors. Without limiting the foregoing, the Committee will have sole authority to retain and terminate any compensation consultant to be used to assist the Committee in the evaluation of CEO or senior executive compensation.

APPENDIX H

BOARD AFFAIRS COMMITTEE CHARTER

I. Purposes of the Committee

The primary purposes of the Board Affairs Committee (the "Committee") are to monitor compliance with good corporate governance standards; to identify individuals qualified to become Board members; to recommend to the Board director nominees for election at the annual meeting of shareholders or for election by the Board to fill open seats between annual meetings; to recommend to the Board committee appointments for directors; to review and make recommendations to the Board regarding non-employee director compensation; and to develop and recommend to the Board corporate governance guidelines applicable to the Corporation.

II. Committee Membership

The Committee shall consist of not less than three nor more than seven members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. Members of the Committee should be suitably knowledgeable in matters pertaining to corporate governance. The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Board Affairs Committee unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish subcommittees consisting of one or more members to carry out such duties as the Committee may delegate.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Review the Corporation's Corporate Governance Guidelines and related documents at least annually, and make such recommendations to the Board with respect thereto as it may deem advisable.

2. Review the Corporation's Guidelines for Selection of Non-Employee Directors at least annually, and make such recommendations to the Board with respect thereto as it may deem advisable.

3. Review qualifications of individuals suggested as potential candidates for director of the Corporation, including candidates suggested by shareholders, and consider for nomination such said individuals who are deemed qualified.

4. Recommend to the Board the nominees to be proposed by the Board for election as directors of the Corporation at the annual meeting of shareholders.

5. Recommend to the Board candidates for election as directors of the Corporation to fill open seats on the Board between annual meetings, including vacancies created by an increase in the authorized number of directors.

6. Review requests by directors to accept a seat on any additional public company board and refer the matter to the Board with the Committee's recommendation whether such request should be approved.

7. Review at least annually the service of all directors on the boards of other public companies with consideration to the substantial time commitment required of directors and make such recommendations to the Board as it may deem advisable.

8. Consider resignations tendered by directors in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities and refer the matter to the Board with the Committee's recommendation whether such resignation should be accepted.

9. Review the remuneration of non-employee directors and make such recommendations to the Board with respect thereto as it may deem advisable.

10. Review present plans, programs or arrangements, and any proposed terms of any new plans, programs or arrangements, for the benefit of non-employee directors, and make such recommendations to the Board with respect thereto as it may deem advisable.

11. Provide comments and suggestions to the Board concerning committee structure of the Board, committee operations, committee member qualifications, and committee member appointment.

12. Establish and maintain procedures for interested parties to communicate with the non-employee directors.

13. Review any allegation that an executive officer or director may have violated the Corporation's *Standards of Business Conduct* and report its findings to the Board.

14. Provide oversight of the performance and effectiveness of the self-evaluation process for the Board and its committees.

15. Take such other actions and do such other things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness, and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors. Without limiting the foregoing, the Committee will have sole authority to retain and terminate any search firm to be used by the Committee to identify director candidates and any consultant used by the Committee to evaluate non-employee director compensation.

APPENDIX I
CODE OF ETHICS AND BUSINESS CONDUCT

Ethics Policy

The policy of Exxon Mobil Corporation is to comply with all governmental laws, rules, and regulations applicable to its business.

The Corporation's Ethics policy does not stop there. Even where the law is permissive, the Corporation chooses the course of highest integrity. Local customs, traditions, and mores differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. Shades of dishonesty simply invite demoralizing and reprehensible judgments. A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Corporation cares how results are obtained, not just that they are obtained. Directors, officers, and employees should deal fairly with each other and with the Corporation's suppliers, customers, competitors, and other third parties.

The Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of law or who deal unscrupulously. The Corporation's directors and officers support, and expect the Corporation's employees to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Corporation's policy that all transactions will be accurately reflected in its books and records. This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank accounts are strictly prohibited. Employees are expected to record all transactions accurately in the Corporation's books and records, and to be honest and forthcoming with the Corporation's internal and independent auditors.

The Corporation expects candor from employees at all levels and adherence to its policies and internal controls. One harm which results when employees conceal information from higher management or the auditors is that other employees think they are being given a signal that the Corporation's policies and internal controls can be ignored when they are inconvenient. That can result in corruption and demoralization of an organization. The Corporation's system of management will not work without honesty, including honest bookkeeping, honest budget proposals, and honest economic evaluation of projects.

It is the Corporation's policy to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with the United States Securities and Exchange Commission, and in other public communications. All employees are responsible for reporting material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

Conflicts of Interest Policy

It is the policy of Exxon Mobil Corporation that directors, officers, and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests

of the Corporation. A conflict of interest can arise when a director, officer, or employee takes actions or has personal interests that may interfere with his or her objective and effective performance of work for the Corporation. For example, directors, officers, and employees are expected to avoid actual or apparent conflict in dealings with suppliers, customers, competitors, and other third parties. Directors, officers, and employees are expected to refrain from taking for themselves opportunities discovered through their use of corporate assets or through their positions with the Corporation. Directors, officers, and employees are expected to avoid securities transactions based on material, nonpublic information learned through their positions with the Corporation. Directors, officers, and employees are expected to refrain from competing with the Corporation.

Corporate Assets Policy

It is the policy of Exxon Mobil Corporation that directors, officers, and employees are expected to protect the assets of the Corporation and use them efficiently to advance the interests of the Corporation. Those assets include tangible assets and intangible assets, such as confidential information of the Corporation. No director, officer, or employee should use or disclose at any time during or subsequent to employment or other service to the Corporation, without proper authority or mandate, confidential information obtained from any source in the course of the Corporation's business. Examples of confidential information include nonpublic information about the Corporation's plans, earnings, financial forecasts, business forecasts, discoveries, competitive bids, technologies, and personnel.

Directorships Policy

It is the policy of Exxon Mobil Corporation to restrict the holding by officers and employees of directorships in nonaffiliated, for-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation. Any officer or employee may hold directorships in nonaffiliated, nonprofit organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation, or obligate the Corporation to provide support to the nonaffiliated, nonprofit organizations. Officers and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by directors of the Corporation are subject to review and approval by the Board of Directors of the Corporation. In all other cases, directorships in nonaffiliated, for-profit organizations are subject to review and approval by the management of the Corporation, as directed by the Chairman.

Procedures and Open Door Communication

Exxon Mobil Corporation encourages employees to ask questions, voice concerns, and make appropriate suggestions regarding the business practices of the Corporation. Employees are expected to report promptly to management suspected violations of law, the Corporation's policies, and the Corporation's internal controls, so that management can take appropriate

corrective action. The Corporation promptly investigates reports of suspected violations of law, policies, and internal control procedures.

Management is ultimately responsible for the investigation of and appropriate response to reports of suspected violations of law, policies, and internal control procedures. Internal Audit has primary responsibility for investigating violations of the Corporation's internal controls, with assistance from others, depending on the subject matter of the inquiry. The persons who investigate suspected violations are expected to exercise independent and objective judgment.

Normally, an employee should discuss such matters with the employee's immediate supervisor. Each supervisor is expected to be available to subordinates for that purpose. If an employee is dissatisfied following review with the employee's immediate supervisor, that employee is encouraged to request further reviews, in the presence of the supervisor or otherwise. Reviews should continue to the level of management appropriate to resolve the issue.

Depending on the subject matter of the question, concern, or suggestion, each employee has access to alternative channels of communication, for example, the Controller's Department; Internal Audit; the Human Resources Department; the Law Department; the Safety, Health and Environment Department;

the Security Department; and the Treasurer's Department.

Suspected violations of law or the Corporation's policies involving a director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to the General Auditor of the Corporation. The Board Affairs Committee of the Board of Directors of the Corporation will initially review all issues involving directors or executive officers, and will then refer all such issues to the Board of Directors of the Corporation.

Employees may also address communications to individual nonemployee directors or to the nonemployee directors as a group by writing them at Exxon Mobil Corporation, 5959 Las Colinas Boulevard, Irving, Texas 75039, U.S.A., or such other addresses as the Corporation may designate and publish from time to time.

Employees wishing to make complaints without identifying themselves may do so by telephoning 1-800-963-9966 or 1-972-444-1990, or by writing the Global Security Manager, Exxon Mobil Corporation, P.O. Box 142106, Irving, Texas 75014, U.S.A., or such other telephone numbers and addresses as the Corporation may designate and publish from time to time. All complaints to those telephone numbers and addresses concerning accounting, internal accounting controls, or auditing matters will be referred to the Audit Committee of the Board of Directors of the Corporation.

All persons responding to employees' questions, concerns, complaints, and suggestions are expected to use appropriate discretion regarding anonymity and confidentiality, although the preservation of anonymity and confidentiality may or may not be practical, depending on the circumstances. For example, investigations of significant complaints typically necessitate

---

revealing to others information about the complaint and complainant. Similarly, disclosure can result from government investigations and litigation.

No action may be taken or threatened against any employee for asking questions, voicing concerns, or making complaints or suggestions in conformity with the procedures described above, unless the employee acts with willful disregard of the truth.

Failure to behave honestly, and failure to comply with law, the Corporation's policies, and the Corporation's internal controls may result in disciplinary action, up to and including separation.

No one in the Corporation has the authority to make exceptions or grant waivers to the Corporation's foundation policies. It is recognized that there will be questions about the application of the policies to specific activities and situations. In cases of doubt, directors, officers, and employees are expected to seek clarification and guidance. In those instances where the Corporation, after review, approves an activity or situation, the Corporation is not granting an exception or waiver but is determining that there is no policy violation. If the Corporation determines that there is or would be a policy violation, appropriate action is taken.

[LOGO] ***Printed on recycled paper***3300-PS-04

ExxonMobil

2004 ANNUAL MEETING

ADMISSION TICKET

This ticket will admit shareholder and one guest.

c/o EquiServe Trust Company, N.A.
P.O. Box 8587
Edison, NJ 08818-8587

ANNUAL MEETING OF SHAREHOLDERS

TIME:	Wednesday, May 26, 2004, 9:00 a.m. central daylight time
PLACE:	Morton H. Meyerson Symphony Center Dallas, Texas *(map on back)*
AUDIOCAST:	Live on the internet at **www.exxonmobil.com.** Instructions appear on the internet site one week prior to the event.
ADMISSION:	Valid admission ticket and government-issued picture identification required.

Your vote is important. Please vote immediately.

Vote-by-Internet

1. Log on to the internet and go to www.eproxyvote.com/xom.
2. Follow the easy steps outlined on the secure internet site.

OR

Vote-by-Telephone

1. Call toll-free 1-877-779-8683 (within the U.S. and Canada) or 1-201-536-8073 (outside the U.S. and Canada).
2. Follow the easy recorded instructions.

If you vote over the internet or by telephone, please do not mail your card.

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

☒ **Please mark votes as in this example.**

The Board of Directors recommends a vote FOR item 1.

	FOR	WITHHELD
1. Election of directors (page 7).	☐	☐

For all nominees except as noted above

The Audit Committee recommends a vote FOR item 2.

	FOR	AGAINST	ABSTAIN
2. Ratification of independent auditors (page 27).	☐	☐	☐

The Board of Directors recommends a vote FOR item 3.

	FOR	AGAINST	ABSTAIN
3. Approval of 2004 Non-Employee Director Restricted Stock	☐	☐	☐

Plan (page 28).

The Board of Directors recommends a vote AGAINST shareholder proposal items 4 through 11.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
4. Political contributions (page 30).	☐	☐	☐	8. Executive compensation (page 39).	☐	☐	☐
5. Political contributions report (page 32).	☐	☐	☐	9. Equity compensation report (page 40).	☐	☐	☐
6. Media response on Equatorial Guinea (page 34).	☐	☐	☐	10. Amendment of EEO policy (page 42).	☐	☐	☐
7. Board Chairman and CEO (page 37).	☐	☐	☐	11. Climate science report (page 44).	☐	☐	☐

Mark box to discontinue annual report mailing for this account. ☐

Mark box if comments appear on this card or an attachment. ☐

Signature: ______________________ Date: ____________ 2004 Signature: ______________________ Date: ____________ 2004

NOTE: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee, or guardian, please give full name as such.

ExxonMobil 2004 Annual Meeting
Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201


N
DFW AIRPORT
LOVE FIELD
MEYERSON SYMPHONY CENTER


DALLAS
Free Parking
Parking Entrance
N
McKINNEY
MEYERSON SYMPHONY CENTER
WOODALL RODGERS
FRWY.
PEARL
FIELD
ST. PAUL
HARWOOD
FLORA
FAIRMOUNT
ROUTH
ROSS AVE.
SAN JACINTO
LEONARD
ARTS DISTRICT GARAGE

- From I-45/Hwy.75 – Take I-35E exit (Woodall Rodgers Frwy) to Pearl St. exit or St. Paul exit (follow frontage road east to Pearl St.), turn south and continue to Ross Ave., turn left to Arts District Garage
- From I-35E – Take I-45/Hwy.75 exit (Woodall Rodgers Frwy) to Pearl St. exit, continue to Ross Ave., turn left to Arts District Garage.
- From DFW Airport – Take South Exit to Hwy.183 east (merges with I-35E), follow directions from I-35E (above).
- From Love Field – Exit airport on Mockingbird Ln. west to I-35E south, follow directions from I-35E (above).

Free parking is available in the Arts District Garage. Have your parking ticket validated at the annual meeting. Traffic in the area may cause a delay; please allow extra time for parking.

ExxonMobil

c/o EquiServe Trust Company, N.A.
P.O. Box 8587
Edison, NJ 08818-8587

PROXY/VOTING INSTRUCTION
SOLICITED BY BOARD OF DIRECTORS

ANNUAL MEETING, MAY 26, 2004
DALLAS, TEXAS

The undersigned hereby appoints, and instructs the appropriate account trustee(s), if any, to appoint, J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson, and L.R. Raymond, or each or any of them, with power of substitution, proxies to act and vote shares of common stock of the undersigned at the 2004 annual meeting of shareholders of Exxon Mobil Corporation and at any adjournments thereof, as indicated, upon all matters referred to on the reverse side and described in the proxy statement for the meeting and, at their discretion, upon any other matters that may properly come before the meeting.

Election of Directors [1]
Nominees:

(01) M.J. Boskin	(04) R.C. King	(07) H.A. McKinnell, Jr.	(10) W.V. Shipley
(02) J.R. Houghton	(05) P.E. Lippincott	(08) M.C. Nelson	(11) R.W. Tillerson
(03) W.R. Howell	(06) H.J. Longwell	(09) L.R. Raymond	

This proxy covers shares of common stock registered in the name of the undersigned and held in the name of the undersigned in the ExxonMobil Shareholder Investment Program. This proxy also provides voting instructions for any shares held in the name of the undersigned in the ExxonMobil Savings Plan and/or ExxonMobil Shareholder Investment Program IRA (SIP IRA).

If no other indication is made, the proxies/trustees shall vote: (a) for the election of the director nominees; and (b) in accordance with the recommendations of the Board of Directors and the Audit Committee on the other matters referred to on the reverse side.

(OVER)

[1] See Item 1 on reverse side. The numbers in front of the nominees' names are provided to assist in telephone voting.





Guidelines for the Selection of Non-Employee Directors

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As revised by the Board of Directors on September 29, 2004

Candidates for non-employee director of Exxon Mobil Corporation should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex business situations including those with worldwide scope. ExxonMobil seeks candidates with diverse backgrounds who possess knowledge and skills in areas of importance to the Corporation such as management, finance, marketing, technology, law, international business, or public service. The Board must include members with the particular experience required for service on key Board committees, as described in the committee charters.

Candidates should bring integrity, insight, energy, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to oversee the affairs of a corporation as large and complex as ExxonMobil. ExxonMobil recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of the individual directors; their commitment; and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities.

As a matter of law, the Corporation is generally precluded from having as a member of the Board of Directors anyone who is an officer or director of a corporation which is in substantial competition with Exxon Mobil Corporation in the United States. Recognizing that this is a matter which may require the advice of legal counsel in specific instances, the Board Affairs Committee will not consider as a candidate any person who is a director or officer of such a corporation.

A substantial majority of the Board must meet the independence standards described in the Corporation's Corporate Governance Guidelines, and all candidates must be free from any relationship with management or the Corporation which would interfere with the exercise of independent judgment. Candidates should be committed to representing the interests of all shareholders and not any particular constituency, and must be willing to challenge and stimulate management.

The Corporate Governance Guidelines provide that no director may stand for reelection after age 72. Since the Board believes a director should serve at least five years, new candidates should normally be of an age to allow five or more years of Board membership.

The Board Affairs Committee considers suggestions for possible director candidates from current directors, shareholders, and other sources. All suggestions will be considered in the same manner.



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Compensation Committee Charter

As revised by the Board of Directors on February 25, 2004

Please click here for a printer-friendly version of this document in PDF format.

I. Purposes of the Committee

The primary purposes of the Compensation Committee (the "Committee") are to discharge the Board of Directors' (the "Board") responsibilities relating to the evaluation and compensation of the Corporation's Chief Executive Officer (the "CEO") and other senior executives, and to produce an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. The Committee also makes recommendations to the Board regarding succession planning and development for senior executives and positions as needed.

II. Committee Membership

The Committee shall consist of not less than three nor more than six members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. Accordingly, each member must qualify as a "non-employee director" under rule 16b-3 of the Securities and Exchange Commission (the "SEC"); may not be part of a compensation committee interlock within the meaning of SEC Regulation S-K; and may not be eligible to participate in any of the compensation plans they administer. Members of the Committee should be suitably knowledgeable in matters pertaining to executive compensation. The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Compensation Committee will fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Compensation Committee unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees consisting of one or more members to carry out such duties as the Committee may assign.





IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Review and approve the corporate goals and objectives relevant to the compensation of the CEO.

2. At least annually, at a meeting to which all independent directors are invited, evaluate the CEO's performance as measured against the goals and objectives outlined above.

3. Set the salary and other cash and equity compensation for the CEO based on the evaluation described in paragraph 2. In determining the long term incentive component of the CEO's compensation, the Committee should also consider the Company's performance based on criteria established by the Committee.

4. At least annually, at a meeting to which all independent directors are invited, review succession planning and development strategies for senior level positions and executives of the Corporation.

5. Make recommendations to the Board with respect to incentive compensation plans and equity-based plans.

6. Review and act upon proposed terms of any new plans, programs, and arrangements for the benefit of employees of the Corporation that are modified and made available only to certain executives of the Corporation, or, as appropriate, make such recommendations to the Board with respect thereto as it may deem advisable.

7. Set the salaries of employees of the Corporation who are members of the Board and of U.S. dollar-paid employees who are officers of the Corporation (other than assistant officers) elected by the Board; review salaries of U.S. dollar-paid employees who are presidents of the functional organizations; and set, review or make recommendations with respect to the salaries of such other employees as may be from time to time referred to the Committee by the Chairman of the Board, or President of the Corporation.

8. Administer the Corporation's 1993 Incentive Program and any similar prior plan, and make the determinations and interpretations and take other such action as contemplated by said Programs for the granting authorities, insofar as applicable to employees who are subject to the reporting requirements of Section 16 under the Securities Exchange Act of 1934 with respect to equity securities of the Corporation, and other such eligible employees as may be from time to time referred to the Committee by the Chairman of the Board, or the President of the Corporation.

9. Administer the 1995 Mobil Incentive Compensation and Stock Ownership Plan and any similar prior plan.

10. Pursuant to the Corporation's 2003 Incentive Program, a) administer said Program; b) establish in respect to each year a ceiling, subject to the limitations in said Program, on the aggregate number of shares of Corporation common stock that can be awarded under said Program; c) determine, from time to time, the rate of interest to be credited to grantees pursuant to said Program; d) have the exclusive right to make or, on behalf of the Corporation, amend any grants of awards under said Program to eligible employees constituting the group referred to in paragraph 8 above, and with respect to grants to such persons, make all decisions concerning the timing, pricing, and amount of such awards and all other determinations and interpretations as contemplated by said Program; and e) set the consideration for any shares of the common stock of the Corporation used in meeting the Corporation's obligations arising from time to time for awards under said Program granted by this Committee.

11. Pursuant to the Corporation's Short Term Incentive Program, a) administer said Program; b) establish in respect to each year a ceiling,

subject to the limitations in said Program, on the aggregate dollar amount that can be awarded thereunder; c) determine, from time to time, the rate of interest to be credited to grantees pursuant to said Program; and d) make or, on behalf of the Corporation, amend any grants of awards under said Program to eligible employees constituting the group referred to in paragraph 7 above, and with respect to grants to such persons, make all decisions concerning the timing, pricing, and amount of such awards and all other determinations and interpretations as contemplated by said Program.

12. Review proposed terms of any new Incentive Program and any major amendment of an existing program, and make such recommendations to the Board with respect thereto as it may deem advisable.

13. Report on compensation policies and practices with respect to the Corporation's executive officers as required by SEC rules.

14. Take such other actions and do other such things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness, and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors. Without limiting the foregoing, the Committee will have sole authority to retain and terminate any compensation consultant to be used to assist the Committee in the evaluation of CEO or senior executive compensation.



Audit Committee Charter

As revised by the Board of Directors on
February 25, 2004

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I. Purposes of the Committee

The primary purpose of the Audit Committee (the "Committee") is oversight. The Committee shall assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee:

- Management's conduct of the Corporation's financial reporting process;
- The integrity of the financial statements and other financial information provided by the Corporation to the Securities and Exchange Commission (the "SEC") and the public;
- The Corporation's system of internal accounting and financial controls;
- The Corporation's compliance with legal and regulatory requirements;
- The performance of the Corporation's internal audit function;
- The independent auditors' qualifications, performance, and independence; and
- The annual independent audit of the Corporation's financial statements.

The Committee shall have direct authority and responsibility to appoint (subject to shareholder ratification), compensate, retain, and oversee the independent auditors.

The Committee shall also prepare the report that the SEC rules require be included in the Corporation's annual proxy statement.

The Corporation's management is responsible for preparing the Corporation's financial statements. The independent auditors are responsible for auditing those financial statements. Management, including the internal audit function, and the independent auditors, have more time, knowledge, and detailed information about the Corporation than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation's financial statements, or any professional certification as to the independent auditors' work, including with respect to auditor independence. Each member of the Committee shall be entitled to rely on the integrity of people and organizations from whom the Committee receives information and the accuracy of such information, including representations by management and the independent auditors regarding non-audit services provided by the independent auditors.

II. Committee Membership

The Committee shall consist of not less than four nor more than seven members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as





the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

Accordingly, each member of the Committee shall be financially literate within a reasonable period of time after appointment to the Committee; must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934; and may not serve on more than two other public company audit committees unless the Board determines that such simultaneous service would not impair the ability of the member to serve effectively on the Committee. In addition, at least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC.

The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Audit Committee, unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees to carry out such duties as the Committee may assign.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Appoint the independent auditors to audit the consolidated financial statements of the Corporation and its subsidiaries for the coming year; approve the engagement fees and terms; and recommend ratification of that appointment by the shareholders.
2. Pre-approve all audit and non-audit services to be provided by the independent auditors to the Corporation in accordance with the Committee's policies and procedures, and regularly review (a) the adequacy of the Committee's policies and procedures for pre-approving the use of the independent auditors for audit and non-audit services with a view to auditor independence; (b) the audit and non-audit services pre-approved in accordance with the Committee's policies and procedures; and (c) fees paid to the independent auditors for pre-approved audit and non-audit services.
3. Regularly review with the independent auditors (a) the arrangements for and the scope of the independent auditors' audit of the Corporation's consolidated financial statements; (b) the results of the audit by the Corporation's independent auditors of the Corporation's consolidated financial statements; (c) any audit problems or difficulties encountered by the independent auditors and management's response; (d) any significant deficiency in the design or the operation of the Corporation's internal accounting controls identified by the independent auditors and any resulting recommendations; (e) all critical accounting policies and practices used by the Corporation; (f) all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures, and the treatment preferred by the independent

auditors; and (g) other material written communications between the independent auditors and management. The Committee shall have ultimate authority to resolve any disagreement between management and the independent auditors regarding financial reporting.

4. Review major changes to the Corporation's auditing and accounting principles and practices based on advice of the independent auditors, the Controller, the General Auditor, or management.
5. At least annually, obtain and review a report by the independent auditors describing (a) the firm's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (c) all relationships between the independent auditors and the Corporation consistent with Independence Standards Board Standard Number 1. The Committee shall discuss such report with the independent auditors, which may include issues that impact the independent auditors' qualifications, performance, or independence.
6. Evaluate, along with the other members of the Board, management, the Controller, and the General Auditor, the qualifications, performance, and independence of the independent auditors, including the performance of the lead audit partner.
7. Monitor regular rotation of audit partners by the independent auditors as required by law.
8. The Committee, along with the other members of the Board, shall discuss with management and the independent auditors the audited financial statements to be included in the Corporation's Annual Report on Form 10-K, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Committee shall review and consider with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 ("SAS No. 61"), including deficiencies in internal controls, fraud, illegal acts, management judgments and estimates, audit adjustments, audit difficulties, and the independent auditors' judgments about the quality of the Corporation's accounting practices.
9. Discuss with the independent auditors and management the Corporation's interim financial results to be included in each quarterly report on Form 10-Q, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Each such review shall include any matters required to be discussed by SAS No. 61, and shall occur prior to the Corporation's filing of the related Form 10-Q with the SEC.
10. Maintain and periodically review the Corporation's procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation, of concerns regarding questionable accounting or auditing matters.
11. Confer with the Controller, the General Auditor, the General Counsel, management, and the independent auditors as requested by any of them or by the Committee, at least annually, and review their reports with respect to the functioning, quality, and adequacy of programs for compliance with the Corporation's policies and procedures regarding business ethics, financial controls, internal auditing, and compliance with legal and regulatory requirements, including information regarding violations or probable violations of such policies.
12. Discuss from time to time the Corporation's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.
13. Discuss from time to time the Corporation's policies with respect to risk assessment and risk management.
14. Maintain hiring policies for employees and former employees of the independent auditors.
15. Review the expenses of officers of the Corporation who are also

members of the Board and such other officers as it may deem appropriate.

16. Review with the Controller and the General Auditor, at least annually, the activities, budget, staffing, and structure of the internal auditing function of the Corporation and its subsidiaries, including their evaluations of the performance of that function and any recommendations with respect to improving the performance of or strengthening of that function. As appropriate, the Committee shall review the reports of any internal auditor on a financial safeguard problem that has not resulted in corrective action or has not otherwise been resolved to the auditor's satisfaction at any intermediate level of audit management.
17. From time to time, meet separately with management, the internal auditors, and the independent auditors to discuss issues warranting attention by the Committee.
18. Prepare any report or other disclosure by the Committee required to be included in any proxy statement for the election of the Corporation's directors under the rules of the SEC.
19. Take other such actions and do other such things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has exclusive authority with respect to the retention of the independent auditors described in Section IV of this charter. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation. The Committee also has the authority to retain outside advisors, including legal counsel, auditors, or other experts, as it deems appropriate; to approve the fees and expenses of such advisors; and to incur such other ordinary administrative expenses as are necessary or appropriate in carrying out its duties.

RESTATED

CERTIFICATE OF INCORPORATION

of

EXXON MOBIL CORPORATION

(As Amended Effective June 20, 2001)

Exxon Mobil Corporation, a corporation organized and existing under the laws of the State of New Jersey, restates and integrates its Certificate of Incorporation, as heretofore restated and amended, to read in full as herein set forth:

FIRST. The name of the corporation is:

EXXON MOBIL CORPORATION

SECOND. The address of the corporation's registered office is 830 Bear Tavern Road, West Trenton, New Jersey 08628-1020. The name of the corporation's registered agent at such address, upon whom process against the corporation may be served, is Corporation Service Company.

THIRD. The purposes for which the corporation is organized are to engage in any or all activities within the purposes for which corporations now or at any time hereafter may be organized under the New Jersey Business Corporation Act and under all amendments and supplements thereto, or any revision thereof or any statute enacted to take the place thereof, including but not limited to the following:

(1) To do all kinds of mining, manufacturing and trading business; transporting goods and merchandise by land or water in any manner; to buy, sell, lease and improve lands; to build houses, structures, vessels, cars, wharves, docks and piers; to lay and operate pipelines; to erect and operate telegraph and telephone lines and lines for conducting electricity; to enter into and carry out contracts of every kind pertaining to its business; to acquire, use, sell and grant licenses under patent rights; to purchase or otherwise acquire, hold, sell, assign and transfer shares of capital stock and bonds or other evidences of indebtedness of corporations, and to exercise all the privileges of ownership including voting upon the securities so held; to carry on its business and have offices and agencies therefor in all parts of the world; and to hold, purchase, mortgage and convey real estate and personal property within or without the State of New Jersey;

(2) To engage in any activities encompassed within this Article Third directly or through a subsidiary or subsidiaries and to take any and all acts deemed appropriate to promote the interests of such subsidiary or subsidiaries, including, without limiting the foregoing, the following: making contracts and incurring liabilities for the benefit of such subsidiary or subsidiaries; transferring or causing to be transferred to any such subsidiary or

subsidiaries assets of this corporation; guaranteeing dividends on any shares of the capital stock of any such subsidiary; guaranteeing the principal and interest or either of the bonds, debentures, notes or other evidences of indebtedness issued or obligations incurred by any such subsidiary or subsidiaries; securing said bonds, debentures, notes or other evidences of indebtedness so guaranteed by mortgage of or security interest in the property of this corporation; and contracting that said bonds, debentures, notes or other evidences of indebtedness so guaranteed, whether secured or not, may be convertible into shares of this corporation upon such terms and conditions as may be approved by the board of directors;

(3) To guarantee the bonds, debentures, notes or other evidences of indebtedness issued, or obligations incurred, by any corporation, partnership, limited partnership, joint venture or other association in which this corporation at the time such guarantee is made has a substantial interest or where such guarantee is otherwise in furtherance of the interests of this corporation; and

(4) To exercise as a purpose or purposes each power granted to corporations by the New Jersey Business Corporation Act or by any amendment or supplement thereto or by any statute enacted to take the place thereof, insofar as such powers authorize or may hereafter authorize corporations to engage in activities.

FOURTH. The aggregate number of shares which the corporation shall have authority to issue is nine billion two hundred million (9,200,000,000) shares, divided into two hundred million (200,000,000) shares of preferred stock without par value and nine billion (9,000,000,000) shares of common stock without par value.

(1) The board of directors of the corporation is authorized at any time or from time to time (i) to divide the shares of preferred stock into classes and into series within any class or classes of preferred stock; (ii) to determine for any such class or series its designation, relative rights, preferences and limitations; (iii) to determine the number of shares in any such class or series (including a determination that such class or series shall consist of a single share); (iv) to increase the number of shares of any such class or series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such class or series then outstanding; (v) to change the designation or number of shares, or the relative rights, preferences and limitations of the shares, of any theretofore established class or series no shares of which have been issued; and (vi) to cause to be executed and filed without further approval of the shareholders such amendment or amendments to the Restated Certificate of Incorporation as may be required in order to accomplish any of the foregoing. In particular, but without limiting the generality of the foregoing, the board of directors is authorized to determine with respect to the shares of any class or series of preferred stock:

(a) whether the holders thereof shall be entitled to cumulative, non-cumulative or partially cumulative dividends or to no dividends and, with respect to shares entitled to dividends, the dividend rate or rates (which may be fixed or variable and may be made dependent upon facts ascertainable outside of the Restated Certificate of Incorporation) and any other terms and conditions relating to such dividends;

(b) whether the holders thereof shall be entitled to receive dividends payable on a parity with or subordinate or in preference to the dividends payable on any other class or series of shares of the corporation;

(c) whether, and if so to what extent and upon what terms and conditions, the holders thereof shall be entitled to preferential rights upon the liquidation of, or upon any distribution of the assets of, the corporation;

(d) whether, and if so upon what terms and conditions, such shares shall be convertible into other securities;

(e) whether, and if so upon what terms and conditions, such shares shall be redeemable;

(f) the terms and amount of any sinking fund provided for the purchase or redemption of such shares; and

(g) the voting rights, if any, to be enjoyed by such shares and the terms and conditions for the exercise thereof.

(2) Each holder of shares of common stock shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which holders of shares of common stock are entitled to vote.

(3) No holder of any shares of common or preferred stock of the corporation shall have any right as such holder (other than such right, if any, as the board of directors in its discretion may determine) to purchase, subscribe for or otherwise acquire any unissued or treasury shares, or any option rights, or securities having conversion or option rights, of the corporation now or hereafter authorized.

(4) The relative voting, dividend, liquidation and other rights, preferences and limitations of the shares of the class of preferred stock designated "Class A Preferred Stock" and the class of preferred stock designated "Class B Preferred Stock" are as set forth in this Article FOURTH and in Exhibit A to this Restated Certificate of Incorporation.

FIFTH. The following is a list of the names and residences of the original shareholders, and of the number of shares held by each:

H.M. Flagler	of New York City,	One share.
Paul Babcock, Jr.	of Jersey City,	One share.
James McGee	of Plainfield, New Jersey,	One share.
Thos. C. Bushnell	of Morristown, New Jersey,	One share.
John D. Rockefeller	of Cleveland, Ohio,	}
Wm. Rockefeller	of New York City,	}
J.A. Bostwick	of New York City,	}
John D. Archbold	of New York City,	}
O.H. Payne	of Cleveland, Ohio,	}
Wm. G. Warden	of Philadelphia, Pa.,	}
Benj. Brewster	of New York City,	}
Chas. Pratt	of Brooklyn, N.Y.,	}
and H.M. Flagler	of New York City.	}

Trustees of Standard Oil Trust, twenty-nine thousand nine hundred and ninety-six shares (29,996), of which twenty-one thousand seven hundred and twenty-four shares (21,724) were issued for property purchased and necessary for the business of this corporation.

SIXTH. The number of directors of the corporation as of November 30, 1999 is 19 and their names and business office addresses are:

Dr. Michael J. Boskin
Hoover Institution
Stanford University
Stanford, California 94305-6010

Mr. René Dahan
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Mr. William T. Esrey
Sprint Corporation
2330 Shawnee Mission Pkwy.
Westwood, Kansas 66205

Mr. Donald V. Fites
100 N. E. Adams Street
Peoria, IL 61629-9210

Mr. Jess Hay
Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2764

Mr. Charles A. Heimbold, Jr.
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Mr. James R. Houghton
80 East Market Street
Corning, New York 14830

Mr. William R. Howell
6501 Legacy Drive
Plano, Texas 75024-3698

Mrs. Helene L. Kaplan
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, NY 10022-3897

Dr. Reatha Clark King
General Mills Foundation
One General Mills Boulevard
Minneapolis, Minnesota 55426

Mr. Phillip E. Lippincott
P.O. Box 2159
Park City, Utah 84060

Mr. Harry J. Longwell
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Mrs. Marilyn Carlson Nelson
Carlson Companies, Inc.
1405 Xenium Lane North
Plymouth, Minnesota 55441

Mr. J. Richard Munro
Time Warner Cable
290 Harbor Drive
Stamford, CT 06902

Mr. Lucio A. Noto
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Mr. Lee R. Raymond
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Mr. Eugene A. Renna
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Mr. Walter V. Shipley
The Chase Manhattan Corporation
270 Park Avenue
New York, New York 10017-2070

Mr. Robert E. Wilhelm
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

SEVENTH. The number of directors at any time may be increased or diminished by vote of the board of directors, and in case of any such increase the board of directors shall have power to elect each such additional director to hold office until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified.

The board of directors, by the affirmative vote of a majority of the directors in office, may remove a director or directors for cause where, in the judgment of such majority, the continuation of the director or directors in office would be harmful to the corporation and may suspend the director or directors for a reasonable period pending final determination that cause exists for such removal.

The board of directors from time to time shall determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation, or any of them, shall be open to the inspection of the shareholders; and no shareholder shall have any right of inspecting any account or book or document of the corporation, except as conferred by statute or authorized by the board of directors, or by a resolution of the shareholders.

EIGHTH. The following action may be taken by the affirmative vote of a majority of the votes cast by the holders of shares of the corporation entitled to vote thereon:

(1) The adoption by the shareholders of a proposed amendment of the certificate of incorporation of the corporation;

(2) The adoption by the shareholders of a proposed plan of merger or consolidation involving the corporation;

(3) The approval by the shareholders of a sale, lease, exchange, or other disposition of all, or substantially all, the assets of the corporation otherwise than in the usual and regular course of business as conducted by the corporation; and

(4) Dissolution.

NINTH. Except as otherwise provided by statute or by this certificate of incorporation or the by-laws of the corporation as in each case the same may be amended from time to time, all corporate powers may be exercised by the board of directors. Without limiting the foregoing, the board of directors shall have power, without shareholder action:

(1) To authorize the corporation to purchase, acquire, hold, lease, mortgage, pledge, sell and convey such property, real, personal and mixed, without as well as within the State of New Jersey, as the board of directors may from time to time determine, and in payment for any property to issue, or cause to be issued, shares of the corporation, or bonds, debentures, notes or other obligations or evidence of indebtedness thereof secured by pledge, security interest or mortgage, or unsecured; and

(2) To authorize the borrowing of money, the issuance of bonds, debentures, notes and other obligations or evidences of indebtedness of the corporation, secured or unsecured, and the inclusion of provisions as to redeemability and convertibility into shares of

stock of the corporation or otherwise, and, as security for money borrowed or bonds, debentures, notes and other obligations or evidences of indebtedness issued by the corporation, the mortgaging or pledging of any property, real, personal, or mixed, then owned or thereafter acquired by the corporation.

TENTH. To the full extent from time to time permitted by law, no director or officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders. Neither the amendment or repeal of this Article, nor the adoption of any provision of this certificate of incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director or officer of the corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arisen, prior to such amendment, repeal or adoption.

EXHIBIT A

PART I

Class A Preferred Stock

Section 1. Designation and Amount; Special Purpose Restricted Transfer Issue.

(A) The shares of this class of preferred stock shall be designated as "Class A Preferred Stock" (referred to herein as the "Class A Preferred Stock") and the aggregate number of shares constituting such class which the Corporation shall have the authority to issue is 16,500,000. The shares of this class shall have a stated value of $61.50 per share (the "Stated Value").

(B) Shares of Class A Preferred Stock shall be issued only to a trustee acting on behalf of the Plan (as defined in Section 9(F)(vii)). In the event of any transfer of shares of Class A Preferred Stock to any person other than the Corporation or the trustee of the Plan, the shares of Class A Preferred Stock so transferred, upon such transfer and without any further action by the Corporation or the holder, shall be automatically converted into shares of the Corporation's Common Stock without par value (the "Common Stock") pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Class A Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Class A Preferred Stock shall be so converted. In the event of such a conversion, the transferee of the shares of Class A Preferred Stock shall be treated for all purposes as the record holder of the shares of Common Stock into which such shares of Class A Preferred Stock have been automatically converted as of the date of such transfer; provided, however, that the pledge of Class A Preferred Stock as collateral under any credit agreement for the financing or refinancing of the initial purchase of the Class A Preferred Stock by the Plan shall not constitute a transfer for purposes of this Section 1. Certificates representing shares of Class A Preferred Stock shall be legended to reflect such restrictions on transfer. Notwithstanding the foregoing provisions of this Section 1 (B), shares of Class A Preferred Stock (i) upon allocation to the account of a participant in the Plan, shall be converted into shares of Common Stock pursuant to Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Corporation upon the terms and conditions provided by Sections 6, 7 and 8 hereof.

Section 2. Dividends and Distributions.

(A) Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Class A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds available under applicable law and the Certificate of Incorporation, cumulative cash dividends ("Preferred Dividends") in an amount per share equal to $4.68 per annum and no more, payable (x) monthly in arrears, one-twelfth on the 20th day of each month, commencing on July 20, 1989 and ending on June 20, 1990, and thereafter (y) quarterly in arrears, one-quarter on the 20th day of each March, June, September and December in each year (each such monthly and quarterly date a "Dividend Payment Date"), to holders of record at the start of business on such Dividend Payment Date. In the event that any Dividend Payment Date shall occur on any day other than a "Business Day" (as defined in Section 9(F)(i)), the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately succeeding such Dividend Payment Date. Preferred Dividends shall begin to accrue on outstanding shares of Class A Preferred Stock from the date of issuance of such shares of Class A Preferred Stock. Preferred Dividends shall accrue on a daily basis whether or not the Corporation shall have earnings or surplus at the time. Preferred Dividends accrued after the date of issuance for any period less than a full monthly or quarterly period, as the case may be, between Dividend Payment Dates shall be computed on the basis of a 360-day year consisting of twelve 30-day months and such a proportional dividend shall accrue for the period from the date of issuance until the end of the dividend payment period in which such issuance occurs. Accumulated but unpaid Preferred Dividends shall accumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends.

(B) So long as any Class A Preferred Stock shall be outstanding, no dividend shall be declared or paid or set apart for payment on any other class of stock ranking on a parity with the Class A Preferred Stock as to dividends ("Parity Stock"), unless there shall also be or have been declared and paid or set apart for payment on the Class A Preferred Stock dividends ratably in proportion to the respective amounts of dividends (a) accumulated and unpaid through all dividend payment periods for the Class A Preferred Stock ending on or before the dividend payment date of such Parity Stock and (b) accumulated and unpaid on such Parity Stock through the dividend payment period on such Parity Stock next preceding such dividend payment date. So long as any Class A Preferred Stock shall be outstanding, in the event that full cumulative dividends on the Class A Preferred Stock have not been declared and paid or set apart for payment for all prior dividend payment periods, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or other retirement of, any other class of stock or series thereof of the Corporation ranking as to dividends junior to the Class A Preferred Stock ("Junior Stock") until full cumulative and unpaid dividends on the Class A Preferred Stock shall have been paid or declared and set apart for payment; provided, however, that the foregoing shall not apply to (i) any dividend payable solely in any shares of any Junior Stock, or (ii) the acquisition of shares of any Junior Stock either (x) pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted or (y) in exchange solely for shares of any other Junior Stock.

Section 3. Voting Rights. The holders of shares of Class A Preferred Stock shall have the following voting rights:

(A) The holders of Class A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation, voting together as one class with the holders of Common Stock and any other class or series of preferred stock so voting as one class. Each share of the Class A Preferred Stock shall entitle the holder thereof to a number of votes equal to the number of shares of Common Stock into which such share of Class A Preferred Stock could be converted pursuant to the first sentence of Section 5(A) hereof on the record date for determining the shareholders entitled to vote, rounded to the nearest one-tenth of a vote; it being understood that whenever the "Conversion Ratio" (as defined in Section 5 hereof) is adjusted pursuant to Section 9 hereof, the voting rights of the Class A Preferred Stock shall also be similarly adjusted.

(B) Except as otherwise required by law, holders of Class A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.

Section 4. Liquidation, Dissolution or Winding-Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of Class A Preferred Stock shall be entitled to receive out of assets of the Corporation which remain after satisfaction in full of all valid claims of creditors of the Corporation and which are available for payment to shareholders, and subject to the rights of the holders of any class of stock of the Corporation ranking senior to or on a parity with the Class A Preferred Stock in respect of distributions upon liquidation, dissolution or winding-up of the Corporation, before any amount shall be paid or distributed among the holders of Common Stock or any other class of stock ranking junior to the Class A Preferred Stock in respect of distributions upon liquidation, dissolution or winding-up of the Corporation, liquidating distributions in an aggregate amount of $61.50 per share of Class A Preferred Stock plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, and no more. If upon any liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the Class A Preferred Stock and any other class of stock ranking as to any such distribution on a parity with the Class A Preferred Stock are not paid in full, the holders of the Class A Preferred Stock and such other class of stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount to which they are entitled as provided by the foregoing provisions of this Section 4(A), the holders of shares of Class A Preferred Stock shall not be entitled to any further right or claim to any of the remaining assets of the Corporation.

(B) Neither the merger, consolidation or combination of the Corporation with or into any other corporation, nor the sale, lease, transfer or other exchange of all or any portion of the assets of the Corporation (or any purchase or redemption of some or all of the shares of any class or series of stock of the Corporation), shall be deemed to be a dissolution, liquidation or winding-up of the affairs of the Corporation for purposes of this Section 4, but the holders of Class A Preferred Stock shall nevertheless be entitled in the event of any such transaction to the rights provided by Section 8 hereof.

(C) Written notice of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Class A Preferred Stock and any other class or series of preferred stock in such circumstances shall be payable, and stating that, except in the case of Class A Preferred Stock represented by uncertificated shares, such payment will be made only after the surrender (or submission for notation of any partial payment) of such holder's certificates representing shares of Class A Preferred Stock, shall be given by first class mail, postage prepaid, mailed not less than twenty (20) days prior to any payment date stated therein, to the holders of Class A Preferred Stock, at the address shown on the books of the Corporation or any transfer agent for the Class A Preferred Stock.

Section 5. Conversion into Common Stock.

(A) A holder of shares of Class A Preferred Stock shall be entitled at any time, but not later than the close of business on the Redemption Date (as hereinafter defined) of such shares pursuant to Section 6, 7 or 8 hereof, to cause any or all of such shares to be converted into a number of shares of Common Stock for each share of Class A Preferred Stock which initially shall be one and which shall be adjusted as hereinafter provided (and, as so adjusted, is hereinafter sometimes referred to as the "Conversion Ratio"). In addition to the foregoing and subject to Section 5(B) hereof, a holder of shares of Class A Preferred Stock upon allocation of such shares to the account of a participant in the Plan shall be required to convert each such share of Class A Preferred Stock into the greater of (i) that number of shares of Common Stock which shall be the quotient obtained by dividing the Stated Value of each share of Class A Preferred Stock by the greater of (x) $15 divided by the Conversion Ratio or (y) the average of the high and low sales prices for a share of Common Stock on the trading day next preceding the Conversion Date (as hereinafter defined) on which one or more sales of shares of Common Stock occur, all as reported on the Composite Tape (as hereinafter defined), or (ii) that number of shares of Common Stock equal to the Conversion Ratio. The Corporation's determination in good faith in respect of the number of shares to be issued upon any and all conversions pursuant to the preceding sentence shall be conclusive.

(B) Any holder of shares of Class A Preferred Stock desiring or required to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the shares of Class A Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) in case of a request for registration in a name other than that of such holder, at the offices of the Corporation or the transfer agent for the Common Stock accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Class A Preferred Stock to be converted, and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any shares of Class A Preferred Stock not to be so converted to be issued (or the name or names in which ownership of such shares is to be registered in the event that they are to be uncertificated), (ii) the address or addresses to which such holder wishes delivery to be made of such new certificates to be issued upon such conversion, and (iii) whether the conversion is being effected pursuant to the second sentence of Section 5(A) hereof.

(C) A conversion of shares of Class A Preferred Stock into shares of Common Stock pursuant to Section 5(A) shall be effective immediately before the close of business on the day of the later of (i) the surrender to the Corporation of the certificate or certificates for the shares of Class A Preferred Stock to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) in case of a request for registration in a name other than that of such holder and (ii) the giving of the notice of conversion as provided herein (the "Conversion Date"). On and after such Conversion Date, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock.

(D) Promptly after the Conversion Date for shares of Class A Preferred Stock to be converted, the Corporation or the transfer agent for the Common Stock shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder of such shares or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing shares of Class A Preferred Stock only part of which are to be converted, the Corporation or the transfer agent for the Common Stock shall issue and deliver to such holder or such holder's designee a new certificate or certificates representing the number of shares of Class A Preferred Stock which shall not have been converted.

(E) The Corporation shall not be obligated to deliver to holders of Class A Preferred Stock any fractional share or shares of Common Stock issuable upon any conversion of such shares of Class A Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law. The determination in good faith by the Corporation of the amount of any such cash payments shall be conclusive.

(F) The Corporation shall at all times reserve and keep available out of its authorized and unissued and/or treasury Common Stock solely for issuance upon the conversion of shares of Class A Preferred Stock as herein provided, free from any preemptive rights, the maximum number of shares of Common Stock as shall from time to time be issuable upon the conversion of all shares of Class A Preferred Stock then outstanding.

Section 6. Redemption at the Option of the Corporation.

(A) The Class A Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation at any time at the Stated Value, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption (the close of business on such date being referred to as the "Redemption Date"); provided that such redemption may be made on or after December 20, 1990 and prior to July 20, 1995 only if (i) the Corporation shall have requested that the trustee of the Plan repay the indebtedness incurred by such trustee to purchase the shares of Class A Preferred Stock and (ii) either (x) Section 404(k) of the Code (as hereinafter defined) is repealed or amended or the Internal Revenue Service or the Treasury Department promulgates a Revenue Ruling or Regulation or a federal Court of Appeals issues a decision involving the Corporation, at any time on or after December 20, 1990 and prior to July 20, 1995 with the effect that less than 100% of the dividends payable on the shares of any capital stock of the Corporation including, without limitation, Class A Preferred Stock or Common Stock held in the Plan is deductible by the Corporation, when paid to participants in the Plan or their beneficiaries or used to repay indebtedness as described in Section 404(k) of the Code, from its gross income for purposes of determining its liability for the federal income tax imposed by Section 11 of the Code or (y) the Code is amended at any time on or after December 20, 1990 and prior to July 20, 1995 (other than to change the rate of any existing tax imposed by the Code) or the Internal Revenue Service or the Treasury Department promulgates a Revenue Ruling or Regulation or a federal Court of Appeals issues a decision involving the Corporation, with the effect that the Corporation's liability for the alternative minimum tax imposed by Section 55 of the Code, the general federal income tax imposed by Section 11 of the Code or any other tax hereafter imposed by the Code is increased solely by reason of its claiming a deduction in respect of dividends paid on the shares of any capital stock of the Corporation including, without limitation, Class A Preferred Stock or Common Stock held in the Plan in a manner consistent with Section 404(k) of the Code. Payment of the redemption price shall be made by the Corporation in cash or shares of Common Stock or a combination thereof, as permitted by paragraph (C) of this Section 6. From and after the Redemption Date, dividends on shares of Class A Preferred Stock called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding and all rights in respect of such shares of the Corporation shall cease, except the right to receive the redemption price. No interest shall accrue at the redemption price after the Redemption Date. If less than all of the outstanding shares of Class A Preferred Stock are to be redeemed, the Corporation shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed by lot or as may be otherwise determined by the Board of Directors of the Corporation.

(B) Unless otherwise required by law, notice of redemption pursuant to paragraph (A) of this Section 6 will be sent to the holders of Class A Preferred Stock at the address shown on the books of the Corporation or any transfer agent for the Class A Preferred Stock by first class mail, postage prepaid, mailed not less than thirty (30) days nor more than sixty (60) days prior to the Redemption Date. Such Class A Preferred Stock shall continue to be entitled to the conversion rights provided in Section 5 hereof through such Redemption Date. Each such notice shall state: (i) the Redemption Date; (ii) the total number of shares of the Class A Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price and the intended form of payment; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such Redemption Date; and (vi) a summary of the conversion rights of the shares to be redeemed, the period within which conversion rights may be exercised, and the Conversion Ratio in effect at the time. Upon surrender of the certificate for any shares so called for redemption and not previously converted (or upon giving the notice of redemption in the case of uncertificated shares), but not earlier than the Redemption Date, the Corporation shall pay to the holder of such shares or its designee the redemption price set forth pursuant to this Section 6.

(C) The Corporation, at its option, may make payment of the redemption price required upon redemption of shares of Class A Preferred Stock pursuant to Section 6 or 7 hereof in cash or in shares of Common Stock or in a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value (as defined in Section 9(F)(iii)) on the Redemption Date. Any shares of Common Stock so issued or delivered (or issued or delivered pursuant to Section 7) shall be deemed to have been issued or delivered to the holder of the Class A Preferred Stock as of the Redemption Date and such holder shall be deemed to have become the record holder thereof as of the Redemption Date.

Section 7. Other Redemption Rights.

Shares of Class A Preferred Stock shall be redeemed by the Corporation for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares and cash (any such shares of Common Stock to be valued for such purpose in accordance with Section 6(C)), at a redemption price equal to the Stated Value plus accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) Business Days prior to the Redemption Date fixed by the holder in such notice (i) in the event that the Plan is determined by the Internal Revenue Service not to be qualified within the meaning of Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended from time to time (the "Code") or (ii) in the event that the Plan is terminated in accordance with its terms.

Section 8. Consolidation, Combination, Merger, Etc.

(A) In the event that the Corporation shall consummate any consolidation, combination, merger or substantially similar transaction, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting corporation (including the Corporation) that constitutes "qualifying employer securities" with respect to a holder of Class A Preferred Stock within the meaning of Section 409(l) of the Code and Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, or any successor provisions of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, the shares of Class A Preferred Stock of such holder shall in connection therewith be exchanged for or converted into preferred stock of such successor or resulting corporation, having in respect of such corporation insofar as possible the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7 and 8 hereof), and the qualifications, limitations or restrictions thereon, that the Class A Preferred Stock had immediately prior to such transaction, except that after such transaction each share of the Class A Preferred Stock shall be convertible, otherwise on the terms and conditions provided by Section 5 hereof, into the number and kind of qualifying employer securities so receivable by a holder of the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted pursuant to the first sentence of Section 5(A) hereof immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, such holder of shares of Class A Preferred Stock shall be entitled to make an equivalent election as to the nature and kind of consideration it shall receive, and if such election cannot practicably be made by the holders of the Class A Preferred Stock, then the shares of Class A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be convertible into or exchangeable for the aggregate amount of qualifying employer securities (payable in like kind and proportion) receivable by a holder of the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of qualifying employer securities receivable upon such transaction (provided that, if the kind or amount of qualifying employer securities receivable upon such transaction is not the same for each non-electing share, then the kind and amount of qualifying employer securities receivable upon such transaction for each such non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares). The conversion rights of the class of preferred stock of such successor or resulting corporation for which the Class A Preferred Stock is exchanged or into which it is converted, shall successively be subject to adjustments pursuant to Section 9 hereof after any such transactions as nearly equivalent as practicable to the adjustments provided for by such Section prior to such transaction. The Corporation shall not consummate any such merger, consolidation or similar transaction unless the successor or resulting corporation shall have agreed to recognize and honor the rights of the holders of Class A Preferred Stock set forth in this Section 8(A).

(B) In the event that the Corporation shall consummate any consolidation, combination, merger or substantially similar transaction, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other stock or securities or cash or any other property, or any combination thereof, other than solely qualifying employer securities (as referred to in Section 8(A)) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Class A Preferred Stock shall, without any action on the part of the Corporation or any holder thereof (but subject to Section 8(C)), be deemed to have been converted pursuant to the first sentence of Section 5(A) hereof immediately prior to the consummation of such merger, consolidation, combination or similar business combination transaction into the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted pursuant to the first sentence of Section 5(A) hereof at such time so that each share of Class A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind and proportion) receivable by a holder of the number of shares of Common Stock into which such share of Class A Preferred Stock could have been converted pursuant to the first sentence of Section 5(A) hereof immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, the holder of Class A Preferred Stock shall be entitled to make an equivalent election as to the kind of consideration it shall receive, and if such election cannot practicably be made by the holders of the Class A Preferred Stock, then the shares of Class A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind and proportion) receivable by a holder of the number of shares of Common Stock into which such shares of Class A Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each such non-electing share shall be the kind and amount so receivable per share by a plurality of the non- electing shares).

(C) In the event the Corporation shall enter into any agreement providing for any consolidation, combination, merger or substantially similar transaction described in Section 8(B), then the Corporation shall as soon as practicable thereafter (and in any event at least twenty (20) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of Class A Preferred Stock and each holder shall have the right to elect, by written notice to the Corporation, to receive, upon consummation of such transaction (if and when such transaction is consummated), from the Corporation or the successor of the Corporation, in redemption and retirement of such Class A Preferred Stock, a cash payment equal to the amount payable in respect of shares of Class A Preferred Stock upon redemption pursuant to Section 6(A) hereof as if the date of the consummation of such transaction was the Redemption Date. No such notice of redemption shall be effective unless given to the Corporation prior to the close of business on the second Business Day prior to consummation of such transaction, unless the Corporation or the successor of the Corporation shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Corporation prior to the close of business on the second Business Day prior to consummation of such transaction.

Section 9. Anti-dilution Adjustments.

(A) In the event the Corporation shall, at any time or from time to time while any of the shares of the Class A Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Corporation (including a recapitalization effected by a merger or consolidation to which Section 8 hereof does not apply) or otherwise, the Conversion Ratio in effect immediately prior to such action shall be adjusted by multiplying such Conversion Ratio by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock outstanding immediately before such event. An adjustment made pursuant to this Section 9(A) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

(B) In the event the Corporation shall, at any time or from time to time while any shares of Class A Preferred Stock are outstanding, issue rights, options or warrants to all holders of its outstanding Common Stock, without any charge to such holders, entitling them (for a period expiring within forty-five (45) days after the record date mentioned below) to subscribe for or purchase shares of Common Stock at a price per share which is more than 2% lower at the record date mentioned below than the then Current Market Price per share of Common Stock, the Conversion Ratio in effect immediately prior to such action shall, subject to paragraphs (D) and (E) of this Section 9, be adjusted by multiplying such Conversion Ratio by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of additional shares of Common Stock issued upon exercise thereof, and (ii) the denominator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so issued would purchase at the then Current Market Price per share of Common Stock. Such adjustment shall be made whenever such rights, options or warrants have expired, and shall become effective retroactively immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants on the basis of the number of rights, options or warrants actually exercised.

(C) In the event the Corporation shall, at any time or from time to time while any of the shares of Class A Preferred Stock are outstanding, make an Extraordinary Distribution (as defined in Section 9(F)(ii)) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Corporation (other than a recapitalization or reclassification effected by a merger, combination or consolidation to which Section 8 hereof applies), the Conversion Ratio in effect immediately prior to such Extraordinary Distribution shall, subject to paragraphs (D) and (E) of this Section 9, be adjusted by multiplying such Conversion Ratio by a fraction, the numerator of which shall be the product of (i) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution and (ii) the Fair Market Value of a share of Common Stock on the Valuation Date (as defined in Section 9(F)(vi)) with respect to an Extraordinary Distribution, and the denominator of which shall be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution and (y) the Fair Market Value of a share of Common Stock on the Valuation Date with respect to an Extraordinary Distribution, minus (ii) the Fair Market Value of the Extraordinary Distribution on the Valuation Date. The Corporation shall send each holder of Class A Preferred Stock notice of its intent to make any Extraordinary Distribution at the same time as, or as soon as practicable after, such intent is first communicated (including by announcement of a record date in accordance with the rules of the principal stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, and the Conversion Ratio in effect at such time.

(D) Notwithstanding any other provisions of this Section 9, the Corporation shall not be required to make any adjustment of the Conversion Ratio unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Ratio. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) in the Conversion Ratio.

(E) The Corporation shall be entitled to make such additional adjustments in the Conversion Ratio, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Corporation, subdivision, reclassification or combination of shares of stock of the Corporation or any recapitalization of the Corporation shall not be taxable to holders of the Common Stock.

(F) For purposes of this Exhibit A, the following definitions shall apply:

(i) "Business Day" shall mean each day that is not a Saturday, Sunday or a day which state or federally chartered banking institutions in New York are required or authorized to be closed.

(ii) "Extraordinary Distribution" shall mean any dividend or other distribution (effected while any of the shares of Class A Preferred Stock are outstanding) of (x) cash to the extent that such dividend or distribution when added to the amount of all cash dividends and distributions paid during the preceding period of twelve (12) calendar months exceeds fifteen percent (15%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the declaration date for such Extraordinary Distribution and/or (y) any shares of capital stock of the Corporation (other than shares of Common Stock), other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including shares of any subsidiary of the Corporation), or any combination thereof, but excluding rights, options or warrants to which Section 9(B) refers (without regard to the subscription or purchase price provided for therein).

(iii) "Fair Market Value" shall mean, as to shares of Common Stock or any other class of publicly traded capital stock or securities of the Corporation or any other issuer which are publicly traded, the average of the Current Market Prices of such shares or securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property, which firm shall be selected in good faith by the Board of Directors of the Corporation or a committee thereof, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors or such committee available to make such determination, as determined in good faith by the Board of Directors of the Corporation or such committee.

(iv) "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Corporation or any other issuer shall mean (I) the last reported sales price, regular way, or, if no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the Composite Tape for New York Stock Exchange transactions (the "Composite Tape") or, (II) if such security is not listed or admitted to trading on the New York Stock Exchange (the "NYSE"), on the principal national securities exchange on which such security is listed or admitted to trading or, (III) if not listed or admitted to trading on any national securities exchange, on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ National Market System") or, (IV) if such security is not quoted on the NASDAQ National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, (V) if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any NYSE member firm regularly making a market in such security selected for such purposes by the Board of Directors of the Corporation or a committee thereof, in each case, on each trading day during the Adjustment Period; provided, however, in determining the Current Market Price, the value (as reasonably determined by the Board of Directors of the Corporation or a committee thereof) of any "due-bill" or similar instrument which is then associated with a share of Common Stock or any other class of capital stock or other security, shall be deducted.

(v) "Adjustment Period" shall mean the period of five (5) consecutive trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined.

(vi) "Valuation Date" with respect to an Extraordinary Distribution shall mean the date that is five (5) Business Days prior to the record date for such Extraordinary Distribution.

(vii) "Plan" shall mean collectively the Corporation's Thrift and ESOP plans and its Thrift and ESOP Trust.

(G) Whenever an adjustment to the Conversion Ratio and the related voting rights of the Class A Preferred Stock is required pursuant hereto, the Corporation shall forthwith deliver to the transfer agent(s) for the Common Stock and the Class A Preferred Stock and file with the Secretary of the Corporation, a statement signed by an officer of the Corporation stating the adjusted Conversion Ratio determined as provided herein, and the voting rights (as appropriately adjusted), of the Class A Preferred Stock. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the Conversion Ratio and the related voting rights of the Class A Preferred Stock, the Corporation shall mail a notice thereof and of the then prevailing Conversion Ratio to each holder of Class A Preferred Stock.

Section 10. Ranking; Cancellation of Shares.

(A) The Class A Preferred Stock shall rank senior to the Common Stock as to the payment of dividends and senior to the Common Stock as to the distribution of assets on liquidation, dissolution and winding-up of the Corporation, and, unless otherwise provided in the Certificate of Incorporation, as the same may be amended, the Class A Preferred Stock shall rank on a parity with all other classes or series of the Corporation's preferred stock, as to payment of dividends and the distribution of assets on liquidation, dissolution or winding-up.

(B) Any shares of Class A Preferred Stock acquired by the Corporation by reason of the conversion or redemption of such shares as provided hereby, or otherwise so acquired, shall be cancelled as shares of Class A Preferred Stock and restored to the status of authorized but unissued shares of preferred stock of the Corporation, undesignated as to classes or series, and may thereafter be reissued as part of a new class or series of such preferred stock as permitted by law.

Section 11. Miscellaneous.

(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered mail (unless first class mail shall be specifically permitted for such notice under the terms of this Exhibit A) with postage prepaid, addressed: (i) if to the Corporation, to its office at 5959 Las Colinas Boulevard, Irving, TX 75039 (Attention: Treasurer) or to the transfer agent (if any) for the Class A Preferred Stock or (ii) if to any holder of the Class A Preferred Stock or the Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Class A Preferred Stock or the Common Stock, as the case may be) or (iii) to such other address as the Corporation shall have designated by notice similarly given.

(B) In the event that, at any time as a result of an adjustment made pursuant to Section 8 or 9, the holder of any share of the Class A Preferred Stock upon thereafter surrendering such shares for conversion shall become entitled to receive any shares or other securities of the Corporation other than shares of Common Stock, the Conversion Ratio in respect of such other shares or securities so receivable upon conversion of shares of Class A Preferred Stock shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Sections 8 or 9, and the provisions of each of the other Sections hereof with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities. Any determination in good faith by the Corporation as to any adjustment of the Conversion Ratio pursuant to this Section 11 (B) shall be conclusive.

(C) The Corporation shall pay any and all issuance, stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Class A Preferred Stock or Common Stock or other securities issued upon conversion of Class A

Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock or other securities in a name other then that in which the shares of Class A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax for issuance, transfer or documentary stamp taxes or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(D) In the event that a holder of shares of Class A Preferred Stock shall not by written notice designate the name in which (i) shares of Common Stock or (ii) any other securities in accordance with this Exhibit A, to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Class A Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares, and make such payment, in the name of the holder of such Class A Preferred Stock as shown on the records of the Corporation and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

(E) Unless otherwise provided in the Certificate of Incorporation, as the same may be amended, all payments of (x) dividends upon the shares of any class of stock and upon any other class of stock ranking on a parity with such first class of stock with respect to such dividends shall be made pro rata, so that amounts paid per share on such first class of stock and such other class of stock shall in all cases bear to each other the same ratio that the required dividends then payable per share on the shares of such first class of stock and such other class of stock bear to each other and (y) distributions on voluntary or involuntary dissolution, liquidation or winding-up or otherwise made upon the shares of any class of stock and upon any other class of stock ranking on a parity with such first class of stock with respect to such distributions shall be made pro rata, so that amounts paid per share on such first class of stock and such other class of stock shall in all cases bear to each other the same ratio that the required distributions then payable per share on the shares of such first class of stock and such other class of stock bear to each other.

(F) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Class A Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first class mail, postage prepaid, to each holder of record of Class A Preferred Stock. So long as there is a transfer agent for a class of stock, a holder thereof shall give any notices to the Corporation required hereunder to the transfer agent at the address of the transfer agent last given by the Corporation.

(G) If the Corporation and the holder so agree, any shares of Class A Preferred Stock or any shares of Common Stock into which the shares of Class A Preferred Stock shall be converted, may be uncertificated shares, <u>provided</u> that the names of the holders of all uncertificated shares and the number of such shares held by each holder shall be registered at the offices of the Corporation or the transfer agent for such shares. In the event that any shares shall be uncertificated, all references herein to the surrender or issuance of stock certificates shall have no application to such uncertificated shares.

PART II

Class B Preferred Stock

1. Designation and Issuance

(A) The shares of such class shall be designated CLASS B PREFERRED STOCK (hereinafter referred to as "Class B Preferred Stock") and the number of shares constituting such class shall be 165,800. Such number of shares may be increased or decreased by resolution of the Board of Directors, but no such decrease shall reduce the number of shares of Class B Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of any rights, options or warrants or upon conversion of outstanding securities issued by the Corporation. All shares of Class B Preferred Stock redeemed or purchased by the Corporation shall be retired and shall be restored to the status of authorized but unissued shares of preferred stock without designation.

(B) Shares of Class B Preferred Stock shall be issued only to a trustee or trustees acting on behalf of an employee stock ownership trust or plan or other employee benefit plan ("Plan") of Mobil Corporation or Mobil Oil Corporation (collectively, "Mobil Oil"). In the event of any sale, transfer or other disposition (hereinafter a "transfer") of shares of Class B Preferred Stock to any person other than (x) any trustee or trustees of the Plan and (y) any pledgee of such shares acquiring such shares as security for any loan or loans made to the Plan or to any trustee or trustees acting on behalf of the Plan, the shares of Class B Preferred Stock so transferred, upon such transfer and without any further action by the Corporation or the holder shall be automatically converted into shares of the Common Stock (as defined in Section 10) at the Conversion Price (as hereinafter defined) and on the terms otherwise provided for the conversion of shares of Class B Preferred Stock into shares of Common Stock pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Class B Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Class B Preferred Stock shall be so converted, provided, however, that in the event of a foreclosure or other realization upon shares of Class B Preferred Stock pledged as security for any loan or loans made to the Plan or to the trustee or the trustees acting on behalf of the Plan, the pledged shares so foreclosed or otherwise realized upon shall (subject to the holder's right of redemption set forth in Section 7(B) hereof) be automatically converted into shares of Common Stock at the Conversion Price and on the terms otherwise provided for conversions of shares of Class B Preferred Stock into shares of Common Stock pursuant to Section 5 hereof. In the event of such a conversion, such transferee shall be treated for all purposes as the record holder of the shares of Common Stock into which the Class B Preferred Stock shall have been converted as of the date of such conversion. Certificates representing shares of Class B Preferred Stock shall be legended to reflect such restrictions on transfer. Notwithstanding the foregoing provisions of this Section 1, shares of Class B Preferred Stock (i) may be converted into shares of Common Stock as provided by Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Corporation upon the terms and conditions provided by Sections 6, 7 and 8 hereof.

2. Dividends and Distributions.

(A)(1) Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Class B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends ("Regular Preferred Dividends") in an amount per share initially equal to $300 per share per annum, subject to adjustment from time to time as hereinafter provided, and no more, except as provided in Section 2(A)(2) (such amount, as adjusted from time to time, being hereinafter referred to as the "Regular Preferred Dividend Rate"), payable semiannually in arrears, one-half on the last day of February, and one-half on the last day of August of each year (each a "Dividend Payment Date") to holders of record at the start of business on such Dividend Payment Date. The first dividend payable on each share of Class B Preferred Stock shall accrue from the date of original issuance thereof, except that the first dividend payable on shares of Class B Preferred Stock issued on conversion of Mobil Corporation Series B ESOP Convertible Preferred Stock ("Mobil Series B Stock") shall accrue and be cumulative from the last dividend payment date of the Mobil Series B Stock and shall include any arrearage on the Mobil Series B Stock. Regular Preferred Dividends shall accrue on a daily basis, based on the Regular Preferred Dividend Rate in effect on such date, whether or not the Corporation shall have earnings or surplus at the time, computed on the basis of a 360-day year of 30-day months in case of any period less than a full semiannual period. Accrued but unpaid Regular Preferred Dividends, shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Regular Preferred Dividends.

(2) In the event that for any period of six (6) months preceding any Dividend Payment Date (each such period, a "Dividend Period") the aggregate fair value (as determined by the Board of Directors) of all dividends and other distributions declared per share of Common Stock during such Dividend Period multiplied by the number of shares of Common Stock into which a share of Class B Preferred Stock was convertible on the appropriate dividend payment date for the Common Stock shall exceed the amount of the Regular Preferred Dividends accrued on a share of Class B Preferred Stock during such Dividend Period, the holders of shares of the Class B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends (the "Supplemental Preferred Dividends") in an amount per share (with appropriate adjustments to reflect any stock split or combination of shares or other adjustment provided for in Section 9) equal to the amount of such excess up to but not exceeding (x) the product of twelve and one-half per cent (12.5%) times the average of the Fair Market Values of the number of shares of Common Stock into which a share of Class B Preferred Stock was convertible on the day next preceding the ex-dividend date for each such dividend and the distribution date for each such distribution on the Common Stock of the Corporation minus (y) such amount of accrued Regular Preferred Dividends. The calculation of each Supplemental Preferred Dividend shall be subject to adjustment corresponding to the adjustments provided in Section 9 hereof. Supplemental Preferred Dividends shall accrue and cumulate as of the close of each relevant Dividend Period and shall be payable on the Dividend Payment Date next following the close of any such Dividend Period, but no interest shall accrue on accumulated but unpaid Supplemental Preferred Dividends and no Supplemental Preferred Dividends shall accrue in respect of any period of less than six months.

(B)(1) No full dividends shall be declared or paid or set apart for payment on any shares ranking, as to dividends, on a parity with or junior to the Class B Preferred Stock, for any period unless full cumulative dividends (which for all purposes of this resolution shall include Regular Preferred Dividends and Supplemental Preferred Dividends) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Class B Preferred Stock for all Dividend Payment Dates occurring on or prior to the date of payment of such full dividends. When dividends are not paid in full, as aforesaid, upon the shares of Class B Preferred Stock and any other shares ranking, as to dividends, on a parity with Class B Preferred Stock, all dividends declared upon shares of Class B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on Class B Preferred Stock and such other parity shares shall in all cases bear to each other the same ratio that accumulated dividends per share on the shares of Class B Preferred Stock and such other parity shares bear to each other. Except as otherwise provided herein, holders of shares of Class B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends, as herein provided, on Class B Preferred Stock.

(2) So long as any shares of Class B Preferred Stock are outstanding, no dividend (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Common Stock or other shares ranking junior to Class B Preferred Stock as to dividends and upon liquidation and other than as provided in Section 2(B)(1)) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other shares ranking junior to or on a parity with Class B Preferred Stock as to dividends or upon liquidation, nor shall any Common Stock or any other shares of the Company ranking junior to or on a parity with Class B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for shares of the Corporation ranking junior to Class B Preferred Stock as to dividends and upon liquidation) unless, in each case, the full cumulative dividends on all outstanding shares of Class B Preferred Stock shall have been paid.

(3) Any dividend payment made on shares of Class B Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to shares of Class B Preferred Stock.

3. Liquidation Preference

(A) In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of any series or classes of stock of the Corporation ranking junior to Class B Preferred Stock upon liquidation, dissolution or winding-up, the holders of Class B Preferred Stock shall be entitled to receive the Liquidation Price (as hereinafter defined) per share in effect at the time of liquidation, dissolution or winding-up plus an amount equal to all dividends accrued (whether or not accumulated) and unpaid thereon to the date of final distribution to such holders, but such holders shall not be entitled to any further payments. The Liquidation Price per share which holders of Class B Preferred Stock shall receive upon liquidation, dissolution or winding-up shall be $3,887.50, subject to adjustment as hereinafter provided. If, upon any liquidation, dissolution or winding-up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Class B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares ranking as to liquidation, dissolution or winding-up, on a parity with Class B Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Class B Preferred Stock and any such other shares ratably in accordance with the respective amounts which would be payable on such shares of Class B Preferred Stock and any such other shares if all amounts payable thereon were paid in full. For the purposes of this Section 3, a consolidation or merger of the Corporation with one or more corporations shall not be deemed to be a liquidation, dissolution or winding-up, voluntary and involuntary.

(B) Subject to the rights of the holders of shares of any series or class or classes of stock ranking on a parity with or prior to Class B Preferred Stock upon liquidation, dissolution or winding-up, upon any liquidation, dissolution or winding-up of the Corporation, after payment shall have been made in full to the holders of Class B Preferred Stock as provided in this Section 3, but not prior thereto, any other series or class or classes of stock ranking junior to Class B Preferred Stock upon liquidation, dissolution or winding-up shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of Class B Preferred Stock shall not be entitled to share therein.

4. Ranking and Voting of Shares.

(A) Any shares of the Corporation shall be deemed to rank:

(1) prior to Class B Preferred Stock as to dividends or as to distribution of assets upon liquidation, dissolution or winding-up, if the holders of such class shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up, as the case may be, in preference or priority to the holders of Class B Preferred Stock,

(2) on a parity with Class B Preferred Stock as to dividends or as to distribution of assets upon liquidation, dissolution or winding-up, whether or not the dividend rates, dividend payment dates, or redemption or liquidation prices per share thereof be different from those of Class B Preferred Stock, if the holders of such class of stock and Class B Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up, as the case may be, in proportion to their respective dividend or liquidation amounts, as the case may be, without preference or priority one over the other, and

(3) junior to Class B Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding-up, if such shares shall be Common Stock or if the holders of Class B Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up, as the case may be, in preference or priority to the holders of such shares. Unless otherwise provided in the Restated Certificate of Incorporation of the Corporation, as the same may be amended, including an amendment relating to any subsequent class or series of preferred stock, the Class B Preferred Stock shall rank junior to all classes or series of the Corporation's preferred stock as to dividends and the distribution of assets upon liquidation, dissolution or winding-up.

(B) The holders of shares of Class B Preferred Stock shall have the following voting rights:

(1) The holders of Class B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each share of Class B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such Class B Preferred Stock could be converted on the record date for determining the shareholders entitled to vote; it being understood that whenever the "Conversion Price" (as defined in Section 5 hereof) is adjusted as provided in Section 9 hereof, the number of votes of the Class B Preferred Stock shall also be correspondingly adjusted.

(2) Except as otherwise required by law or set forth herein, holders of Class B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action, including the issuance of any preferred stock now or hereafter authorized, provided, however, that the vote of at least 66-2/3% of the outstanding shares of Class B Preferred Stock, voting separately as a class, shall be necessary to approve any alteration, amendment or repeal of any provision of the Restated Certificate of Incorporation or any alteration, amendment or repeal of any provision of the resolutions relating to the designation, preferences and rights of Class B Preferred Stock (including any such alteration, amendment or repeal effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation), if such amendment, alteration or repeal would alter or change the powers, preferences, or special rights of the Class B Preferred Stock so as to affect them adversely.

5. Conversion into Common Stock.

(A) A holder of shares of Class B Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Sections 6, 7 or 8 hereof, to cause any or all of such shares to be converted into shares of Common Stock. The number of shares of Common Stock into which each share of the Class B Preferred Stock may be converted shall be determined by dividing the Liquidation Price in effect at the time of conversion by the Conversion Price (as hereinafter defined) in effect at the time of conversion. The Conversion Price per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of Class B Preferred Stock shall be $29.447411 subject to adjustment as hereinafter provided; that is, a conversion rate initially equivalent to 132.015 shares of Common Stock for each share of Class B Preferred Stock, which is subject to adjustment as hereinafter provided.

(B) Any holder of shares of Class B Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender, if certificated, the certificate or certificates representing the shares of Class B Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or if uncertificated, a duly executed stock power relating thereto, at the principal executive office of the Corporation or the offices of the transfer agent for the Class B Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Class B Preferred Stock by the Corporation or the transfer agent for the Class B Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Class B Preferred Stock to be converted and the name or names in which such holder wishes the Common Stock and any shares of Class B Preferred Stock not to be so converted to be issued, and (ii) the address to which such holder wishes delivery to be made of a confirmation of such conversion, if uncertificated, or any new certificate which may be issued upon such conversion if certificated.

(C) Upon surrender, if certificated, of a certificate representing a share or shares of Class B Preferred Stock for conversion, or if uncertificated, of a duly executed stock power relating thereto, the Corporation shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder thereof or to such holder's designee, at the address designated by such holder, if certificated, a certificate or certificates for, or if uncertificated, confirmation of, the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered shares of Class B Preferred Stock, only part of which are to be converted, the Corporation shall issue and deliver to such holder or such holder's designee, if certificated, a new certificate or certificates representing the number of shares of Class B Preferred Stock which shall not have been converted, or if uncertificated, confirmation of the number of shares of Class B Preferred Stock which shall not have been converted.

(D) The issuance by the Corporation of shares of Common Stock upon a conversion of shares of Class B Preferred Stock into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of (i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof if certificated or confirmation if uncertificated or (ii) the commencement of business on the second business day after the surrender of the certificate or certificates, if certificated, or a duly executed stock power, if uncertificated, for the shares of Class B Preferred Stock to be converted. On and after the effective date of conversion, the person or persons entitled to receive Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustment shall be made in respect of dividends payable to holders of Common Stock of record on any date prior to such effective date. The Corporation shall not be obligated to pay any dividends which shall have been declared and shall be payable to holders of shares of Class B Preferred Stock on a Dividend Payment Date if such Dividend Payment Date for such dividend shall be on or subsequent to the effective date of conversion of such shares.

(E) The Corporation shall not be obligated to deliver to holders of Class B Preferred Stock any fractional share or shares of Common Stock issuable upon any conversion of such shares of Class B Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

(F) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock or treasury Common Stock, solely for issuance upon the conversion of shares of Class B Preferred Stock as herein provided, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Class B Preferred Stock then outstanding.

6. Redemption at the Option of the Corporation.

(A) The Class B Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation, out of funds legally available therefor, at any time after November 22, 1999 at 100% of the Liquidation Price per share in effect on the date fixed for redemption, plus an amount equal to all accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption. The Class B Preferred Stock shall be redeemable, in whole or in part, out of funds legally available therefor, on or before November 22, 1999 only if permitted by Section 6 (C) or (D) at a price per share equal to, (i) if pursuant to Section 6(C), the redemption price set forth therein, or (ii) if pursuant to Section 6(D), 100.775% of the Liquidation Price in effect on the date fixed for redemption, plus, in each case, an amount equal to all accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Corporation in cash or shares of Common Stock, or a combination thereof, as permitted by Section 6(E). From and after the date fixed for redemption, dividends on shares of Class B Preferred Stock called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding and all rights in respect of such shares of the Corporation shall cease, except for the right to receive the redemption price. If less than all of the outstanding shares of Class B Preferred Stock are to be redeemed, the Corporation shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed by lot, as may be determined by the Board of Directors of the Corporation.

(B) Unless otherwise required by law, notice of redemption will be sent to the holders of Class B Preferred Stock at the address shown on the books of the Corporation or any transfer agent for Class B Preferred Stock by first class mail, postage prepaid, mailed not less than twenty (20) days nor more than sixty (60) days prior to the redemption date. Each notice shall state: (i) the redemption date; (ii) the total number of shares of the Class B Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where certificates, if certificated, for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; (vi) the conversion rights of the shares to be redeemed, the period within which such conversion rights may be exercised, and the Conversion Price and number of shares of Common Stock issuable upon conversion of a share of Class B Preferred Stock at the time. Upon surrender of the certificates, if certificated, for any shares so called for redemption, or upon the date fixed for redemption if uncertificated such shares if not previously converted shall be redeemed by the Corporation on the date fixed for redemption and at the redemption price set forth in this Section 6.

(C) In the event (i) of a change in the federal tax law or regulations of the United States of America or of an interpretation or application of such law or regulations or of a determination by a court of competent jurisdiction, which in any case has the effect of precluding the Corporation from claiming (other than for purposes of calculating any alternative minimum tax) any of the tax deductions for dividends paid on the Class B Preferred Stock when such dividends are used as provided under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the "Code") as in effect on the date shares of Class B Preferred Stock are initially issued, or (ii) that the Corporation certifies to the holders of the Class B Preferred Stock that the Corporation has determined in good faith that the Plan either is not qualified within the meaning of Section 401(a) of the Code or is not an "employee stock ownership plan" within the meaning of 4975(e)(7) of the Code, the Corporation may, in its sole discretion and notwithstanding anything to the contrary in Section 6(A), at any time within one year of the occurrence of such event, elect either to (a) redeem any or all of such Class B Preferred Stock for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, as permitted by Section 6(B), at a redemption price equal to the higher of (x) the

Liquidation Price per share on the date fixed for redemption or (y) the Fair Market Value (as defined in Section 9(G)(2)) of the number of shares of Common Stock into which each share of Class B Preferred Stock is convertible at the time the notice of such redemption is given, plus in either case an amount equal to accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption, or (b) exchange any or all of such shares of Class B Preferred Stock for securities of comparable value (as determined by an independent appraiser) that constitute "qualifying employer securities" with respect to a holder of Class B Preferred Stock within the meaning of Section 409(1) of the Code and Section 407(d)(5) of the Employment Retirement Income Security Act of 1974, as amended ("ERISA") or any successor provisions of law.

(D) Notwithstanding anything to the contrary in Section 6(A), in the event that the Employees Savings Plan of Mobil Oil is terminated or the Employee Stock Ownership Plan incorporated therein is terminated or eliminated from such Plan, the Corporation may, in its sole discretion, call for redemption of any or all of the then outstanding Class B Preferred Stock at a redemption price calculated on the basis of the redemption prices provided in Section 6(A), increased by 50% of the amount thereof in excess of 100% of the Liquidation Price in effect on the date fixed for redemption.

(E) The Corporation, at its option, may make payment of the redemption price required upon redemption of shares of Class B Preferred Stock in cash or in shares of Common Stock, or in a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value (as defined in Section 9(G)(2)); provided, however, that in calculating their Fair Market Value the Adjustment Period shall be deemed to be the five (5) consecutive trading days preceding the date of redemption.

7. Redemption at the Option of the Holder.

(A) Unless otherwise provided by law, shares of Class B Preferred Stock shall be redeemed by the Corporation out of funds legally available therefor for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose as provided by Section 6(E), at a redemption price equal to the higher of (x) the Liquidation Price per share in effect on the date fixed for redemption or (y) the Fair Market Value of the number of shares of Common Stock into which each share of Class B Preferred Stock is convertible at the time the notice of such redemption is given plus in either case an amount equal to accrued (whether or not accumulated) and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice of redemption, when and to the extent necessary for such holder to provide for distributions required to be made under, or to satisfy an investment election provided to participants in accordance with, the Employee Stock Ownership Plan incorporated in the Employees Savings Plan of Mobil Oil, or any successor plan or when the holder elects to redeem shares of Class B Preferred Stock in respect of any Regular or Supplemental Preferred Dividend (a "Dividend Redemption"). In the case of any Dividend Redemption, such holder shall give the notice specified above within five (5) business days after the related Dividend Payment Date and such redemption shall be effective as to such number of shares of Class B Preferred Stock as shall equal (x) the aggregate amount of such Regular or Supplemental Preferred Dividend with respect to shares of Class B Preferred Stock allocated or credited to the accounts of participants in the Employee Stock Ownership Plan incorporated in the Employees Savings Plan of Mobil Oil, or any successor plan divided by (y) the redemption price specified above.

(B) Shares of Class B Preferred Stock shall be redeemed by the Corporation out of funds legally available therefor for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, any such shares of Common Stock to be valued for such purpose as provided by Section 6(E), at a redemption price equal to the Liquidation Price plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice for such redemption, upon certification by such holder to the Corporation of the following events: (i) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable (whether as scheduled, upon acceleration or otherwise) upon any obligations of the trust established under the Employee Stock Ownership Plan incorporated in the Employees Savings Plan of Mobil Oil in connection with the acquisition of Class B Preferred Stock or any indebtedness, expenses or costs incurred by the holder for the benefit of the Plan; or (ii) when and if it shall be established to the satisfaction of the holder that the Plan has not initially been determined by the Internal Revenue Service to be qualified as a stock bonus plan and an employee stock ownership plan within the meaning of Sections 401(a) or 4975(e)(7) of the Code, respectively.

8. Consolidation, Merger, etc.

(A) In the event that the Corporation shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into shares of any successor or resulting company (including the Corporation) that constitute "qualifying employer securities" that are common stock with respect to a holder of Class B Preferred Stock within the meanings of Section 409(1) of the Code and Section 407(d)(5) of ERISA, or any successor provision of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, then, in such event, the terms of such consolidation or merger or similar transaction shall provide that the shares of Class B Preferred Stock of such holder shall be converted into or exchanged for and shall become preferred shares of such successor or resulting company, having in respect of such company insofar as possible the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7, and 8 hereof), and the qualifications, limitations or restrictions thereon, that the Class B Preferred Stock had immediately prior to such transaction; provided, however, that after such transaction each share of stock into which the Class B Preferred Stock is so converted or for which it is exchanged shall be convertible, pursuant to the terms and conditions provided by Section 5 hereof, into the number and kind of qualifying employer securities receivable by a holder of the number of shares of Common Stock into which such shares of Class B Preferred Stock could have been converted pursuant to Section 5 hereof immediately prior to such transaction and provided, further, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holders of the Class B Preferred Stock, then such election shall be deemed to be solely for "qualifying employer securities" (together, if applicable, with a cash payment in lieu of fractional shares) with the effect provided above on the basis of the number and kind of qualifying employer securities receivable by a holder of the number of shares of Common Stock into which the shares of Class B Preferred Stock could have been converted pursuant to Section 5 hereof immediately prior to such transaction (it being understood that if the kind or amount of qualifying employer securities receivable in respect of each share of Common Stock upon such transaction is not the same for each such share, then the kind and amount of qualifying employer securities deemed to be receivable in respect of each share of Common Stock for purposes of this proviso shall be the kind and amount so receivable per share of Common Stock by a plurality of such shares). The rights of the Class B Preferred Stock as preferred shares of such successor resulting company shall successively be subject to adjustments pursuant to Section 9 hereof after any such transaction as nearly equivalent to the adjustments provided for by such Section prior to such transaction. The Corporation shall not consummate any such merger, consolidation or similar transaction unless all the terms of this Section 8(A) are complied with.

(B) In the event that the Corporation shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other shares or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities that are common stock (as referred to in Section 8(A)) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Class B Preferred Stock shall, without any action on the part of the Corporation or any holder thereof (but subject to Section 8(C)), be automatically converted immediately prior to the consummation of such merger, consolidation or similar transaction into shares of Common Stock at the conversion rate then in effect so that each share of Class B Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of shares, securities, cash or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such shares of Class B Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of shares, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of shares, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of shares, securities, cash or other property receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of non-electing shares).

(C) In the event the Corporation shall enter into any agreement providing for any consolidation or merger or similar transaction described in Section 8(B), then the Corporation shall as soon as practicable thereafter (and in any event at least ten (10) business days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of Class B Preferred Stock and each such holder shall have the right to elect, by written notice to the Corporation, to receive, upon consummation of such transaction (if and when such transaction is consummated), out of funds legally available therefor, from the Corporation or the successor of the Corporation, in redemption and retirement of such Class B Preferred Stock, in lieu of any cash or other securities which such holder would otherwise be entitled to receive under Section 8(B) hereof, a cash payment equal to the redemption price specified in Section 6(A) in effect on the date of the consummation of such transaction plus an amount equal to all accrued (whether or not accumulated) and unpaid dividends. No such notice of redemption shall be effective unless given to the Corporation prior to the close of business of the fifth business day prior to consummation of such transaction, unless the Corporation or the successor of the Corporation shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Corporation prior to the close of business on the fifth business day prior to consummation of such transaction.

9. Anti-dilution Adjustments.

(A)(1) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of the Class B Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock or (ii) subdivide the outstanding shares of Common Stock into a greater number of shares, in each case whether by reclassification of shares, recapitalization of the Corporation (excluding a recapitalization or reclassification effected by a merger or consolidation to which Section 8 hereof applies) or otherwise, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a dividend in respect of the Class B Preferred Stock in shares of Class B Preferred Stock (a "Special Dividend") in such a manner that a holder of Class B Preferred Stock will become a holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(A) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately before such event. A Special Dividend declared pursuant to this Section 9(A)(1) shall be effective, upon payment of such dividend or distribution in respect of the Common Stock, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis), and in the case of a subdivision shall become effective immediately as of the effective date thereof. Concurrently with the declaration of the Special Dividend pursuant to this Section 9(A)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such event by the Sec. 9(A) Non-Dilutive Share Fraction.

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(A)(1) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to the Special Dividend provided in Section 9(A)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(A) Non-Dilutive Share Fraction and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(A)(2) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of holders entitled to receive such dividend or distribution (on a retroactive basis), and in the case of a subdivision shall become effective immediately as of the effective date thereof. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(A)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions

of Section 9(A)(1) and the adjustment in the Conversion Price as provided in this Section 9(A)(2) will automatically be reversed and nullified prospectively.

(3) Subject to the provisions of Section 9(E) hereof, in the event the Corporation shall, at any time or from time to time while any of the shares of the Class B Preferred Stock are outstanding, combine the outstanding shares of Common Stock into a lesser number of shares, whether by reclassification of shares, recapitalization of the Corporation (excluding a recapitalization or reclassification effected by a merger, consolidation or other transaction to which Section 8 hereof applies) or otherwise, then, in such event, the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before such event by the Sec. 9(A) Non-Dilutive Share Fraction and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(A)(3) shall be given effect immediately as of the effective date of such combination.

(B)(1) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of Class B Preferred Stock are outstanding issue to holders of shares of Common Stock as a dividend or distribution, including by way of reclassification of shares or a recapitalization of the Corporation, any right or warrant to purchase shares of Common Stock (but not including as a right or warrant for this purpose any security convertible into or exchangeable for shares of Common Stock) for a consideration having a Fair Market Value (as defined in Section 9 (G)(2) hereof) per share less than the Fair Market Value of a share of Common Stock on the date of issuance of such right or warrant, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become a holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(B) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants and the denominator of which is the number of shares of Common Stock outstanding immediately before such issuance of warrants or rights plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights and warrants. A Special Dividend declared pursuant to this Section 9(B)(1) shall be effective upon such issuance of rights or warrants. Concurrently with the declaration of the Special Dividend pursuant to this Section 9(B)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such event by the Sec. 9(B) Non-Dilutive Share Fraction.

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(B)(1) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to the Special Dividend provided in Section 9(B)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately

before the event by the Sec. 9(B) Non-Dilutive Share Fraction and the Liquidation Price and the Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(B)(2) shall be given effect upon issuance of rights or warrants. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(B)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(B)(1) and the adjustment in the Conversion Price as provided in this Section 9(B)(2) will automatically be reversed and nullified prospectively.

(C)(1)(i) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of Class B Preferred Stock are outstanding, issue, sell or exchange shares of Common Stock (other than pursuant to (x) any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), or (y) any employee or director incentive, compensation or benefit plan or arrangement of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted) at a purchase price per share less than the Fair Market Value of a share of Common Stock on the date of such issuance, sale or exchange, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become the holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(C)(1)(i) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately before such issuance, sale or exchange plus the number of shares of Common Stock so issued, sold or exchanged and the denominator of which is the number of shares of Common Stock outstanding immediately before such issuance, sale or exchange plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance, sale or exchange for the maximum aggregate consideration paid therefor.

(ii) In the event that the Corporation shall, at any time or from time to time while any Class B Preferred Stock is outstanding, issue, sell or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock other than pursuant to (x) any employee or director incentive, compensation or benefit plan or arrangement of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted and (y) any dividend or distribution on shares of Common Stock contemplated in Section 9(A)(1)) for a consideration having a Fair Market Value, on the date of such issuance, sale or exchange, less than the Non-Dilutive Amount (as defined in Section 9(G)(3) hereof), then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become the holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(C)(1)(ii) Non-Dilutive Share Fraction"), the numerator of which is the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants and the denominator of which is the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the total of (x) the maximum aggregate consideration payable at the time of the issuance, sale or exchange of such right or warrant and (y) the maximum aggregate consideration payable upon exercise in full of all such rights or warrants.

(iii) A Special Dividend declared pursuant to this Section 9(C)(1) shall be effective upon the effective date of such issuance, sale or exchange. Concurrently with the declaration of the Special Dividend pursuant to this Section 9(C)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such event by the Sec. 9(C)(1)(i) or Sec. 9(C)(1)(ii) Non-Dilutive Share Fraction, as the case may be.

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(C)(1)(i) or (ii) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to any Special Dividend provided in Section 9(C)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(C)(1)(i) or Sec. 9(C)(1)(ii) Non-Dilutive Share Fraction, as the case may be, and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. An adjustment to the Conversion Price made pursuant to this Section 9(C)(2) shall be given effect upon the effective date of such issuance, sale or exchange. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(C)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(C)(1) and the adjustment in the Conversion Price as provided in this Section 9(C)(2) will automatically be reversed and nullified prospectively.

(D)(1) Subject to the provisions of Section 9(E), in the event the Corporation shall, at any time or from time to time while any of the shares of Class B Preferred Stock are outstanding, make an Extraordinary Distribution (as defined in Section 9(G)(1) hereof) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Corporation (including capitalization or reclassification effected by a merger or consolidation to which Section 8 hereof does not apply) or effect a Pro Rata Repurchase (as defined in Section 9(G)(4) hereof) of Common Stock, then, in such event, the Board of Directors shall, to the extent legally permissible, declare a Special Dividend in such a manner that a holder of Class B Preferred Stock will become a holder of that number of shares of Class B Preferred Stock equal to the product of the number of such shares held prior to such event times a fraction (the "Sec. 9(D) Non-Dilutive Share Fraction"), the numerator of which is the product of (a) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase minus, in the case of a Pro Rata Repurchase, the number of shares of Common Stock repurchased by the Corporation multiplied by (b) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, and the denominator of which is (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase multiplied by (y) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, minus (ii) the Fair Market Value of the Extraordinary Distribution or the aggregate purchase price of the Pro Rata Repurchase, as the case may be. The Corporation shall send each holder of Class B Preferred Stock (i) notice of its intent to make an Extraordinary Distribution and (ii) notice of any offer by the Corporation to make a Pro Rata Repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated to holders of Common Stock or, in the case of an Extraordinary Distribution, the announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a Pro Rata Repurchase and the purchase price payable by the Corporation pursuant to such offer, as well as the Conversion Price and the number of shares of Common Stock into which a share of Class B Preferred Stock may be converted at such time. Concurrently with the Special Dividend paid pursuant to this Section 9(D)(1), the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate of all shares of Class B Preferred Stock shall be adjusted by dividing the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate, respectively, in effect immediately before such Extraordinary Distribution or Pro Rata Repurchase by the Sec. 9(D) Non-Dilutive Share Fraction determined pursuant to this Section 9(D)(1).

(2) The Corporation and the Board of Directors shall each use its best efforts to take all necessary steps or to take all actions as are reasonably necessary or appropriate for declaration of the Special Dividend provided in Section 9(D)(1) but shall not be required to call a special meeting of shareholders in order to implement the provisions thereof. If for any reason the Board of Directors is precluded from giving full effect to the Special Dividend provided in Section 9(D)(1), then no such Special Dividend shall be declared, but instead the Conversion Price shall automatically be adjusted by dividing the Conversion Price in effect immediately before the event by the Sec. 9(D) Non-Dilutive Share Fraction, and the Liquidation Price and the Regular Preferred Dividend Rate will not be adjusted. If subsequently the Board of Directors is able to give full effect to the Special Dividend as provided in Section 9(D)(1), then such Special Dividend will be declared and other adjustments will be made in accordance with the provisions of Section 9(D)(1) and the adjustment in the Conversion Price as provided in this Section 9(D)(2) will automatically be reversed and nullified prospectively.

(E) Notwithstanding any other provision of this Section 9, the Corporation shall not be required to make (i) any Special Dividend or any adjustment of the Conversion Price, the Liquidation Price or the Regular Preferred Dividend Rate unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of Class B Preferred Stock outstanding, or, (ii) if no additional shares of Class B Preferred Stock are issued, any adjustment of the Conversion Price unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) of the number of shares of Class B Preferred Stock outstanding or, if no additional shares of Class B Preferred Stock are being issued, an increase or decrease of at least one percent (1%) of the Conversion Price, whichever the case may be.

(F) If the Corporation shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Corporation or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the number of shares of Class B Preferred Stock outstanding or the Conversion Price pursuant to the foregoing provisions of this Section 9, the Board of Directors of the Corporation may, in its sole discretion, consider whether such action is of such a nature that some type of equitable adjustment should be made in respect of such transaction. If in such case the Board of Directors of the Corporation determines that some type of adjustment should be made, an adjustment shall be made effective as of such date as determined by the Board of Directors of the Corporation. The determination of the Board of Directors of the Corporation as to whether some type of adjustment should be made pursuant to the foregoing provisions of this Section 9(F), and, if so, as to what adjustment should be made and when, shall be final and binding on the Corporation and all shareholders of the Corporation. The Corporation shall be entitled to make such additional adjustments, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Corporation, subdivision, reclassification or combination of shares of the Corporation or any recapitalization of the Corporation shall not be taxable to holders of the Common Stock.

(G) For purposes hereof, the following definitions shall apply:

(1) "Extraordinary Distribution" shall mean any dividend or other distribution to holders of Common Stock effected while any of the shares of Class B Preferred Stock are outstanding of (i) cash or (ii) any shares of capital stock of the Corporation (other than shares of Common Stock), other securities of the Corporation (other than securities of the type referred to in Section 9(B)), evidences of indebtedness of the Corporation or any other person or any other property (including shares of any subsidiary of the Corporation), or any combination thereof, where the aggregate amount of such cash dividend or other distribution together with the amount of all cash dividends and other distributions made during the preceding period of twelve (12) months, when combined with the aggregate amount of all Pro Rata Repurchases (for this purpose, including only that portion of the aggregate purchase price of such Pro Rata Repurchase which is in excess of the Fair Market Value of the Common Stock repurchased as determined on the applicable expiration date (including all extensions thereof) of any tender offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other Pro Rata Repurchase which is not a tender offer or exchange offer) made during such period, exceeds twelve and one-half percent (12.5%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the day before the ex-dividend date with respect to such Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash. The Fair Market Value of an Extraordinary Distribution for purposes of Section 9(D) shall be the sum of the Fair Market Value of such Extraordinary Distribution plus the aggregate amount of any cash dividends or

other distributions which are not Extraordinary Distributions made during such twelve month period and not previously included in the calculation of an adjustment pursuant to Section 9(D), but shall exclude the aggregate amount of regular quarterly dividends declared by the Board of Directors and paid by the Corporation in such twelve month period.

(2) "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Corporation or any other issuer which are publicly traded, the average of the Current Market Prices (as hereinafter defined) of such shares or securities for each day of the Adjustment Period (as hereinafter defined). "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Corporation or any other issuer for a day shall mean the last reported sales price, regular way, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors of the Corporation on each trading day during the Adjustment Period. "Adjustment Period" shall mean the period of five consecutive trading days, selected by the Board of Directors of the Corporation, during the twenty (20) trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors available to make such determination, as determined in good faith by the Board of Directors of the Corporation.

(3) "Non-Dilutive Amount" in respect of an issuance, sale or exchange by the Corporation of any right or warrant to purchase or acquire shares of Common Stock (including any security convertible into or exchangeable for shares of Common Stock) shall mean the difference between (i) the product of the Fair Market Value of a share of Common Stock on the day preceding the first public announcement of such issuance, sale or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights or warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, and (ii) the aggregate amount payable pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the Non-Dilutive Amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the Fair Market Value of such security on the date of the issuance, sale or exchange of such security by the Corporation.

(4) "Pro Rata Repurchase" shall mean any purchase of shares of Common Stock by the Corporation or any subsidiary thereof, whether for cash, shares of capital stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including shares of a subsidiary of the Corporation), or any combination thereof, effected while any of the shares of Class B Preferred Stock are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision of law, or pursuant to any other offer available to substantially all holders of Common Stock, provided, however, that no purchase of shares by the Corporation or any subsidiary thereof made in open market transactions shall be deemed a Pro Rata Repurchase. For purposes of this Section 9(G), shares shall be deemed to have been purchased by the Corporation or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act on the date shares of Class B Preferred Stock are initially issued by the Corporation or on such other terms and conditions as the Board of Directors of the Corporation shall have determined are reasonably designed to prevent such purchases from having a material effect on the trading market for the Common Stock.

(H) Whenever an adjustment increasing the number of shares of Class B Preferred Stock outstanding is required pursuant hereto, the Board of Directors shall take action as is necessary so that a sufficient number of shares of Class B Preferred Stock are designated with respect to such increase resulting from such adjustment. Whenever an adjustment to the Conversion Price, the Liquidation Price or the Regular Preferred Dividend Rate of the Class B Preferred Stock is required pursuant hereto, the Corporation shall forthwith place on file with the transfer agent for the Common Stock and the Class B Preferred Stock, if there be one, and with the Treasurer of the Corporation, a statement signed by the Treasurer or any Assistant Treasurer of the Corporation stating the adjusted Conversion Price, Liquidation Price and Regular Preferred Dividend Rate determined as provided herein. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment, including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the number of shares of Class B Preferred Stock outstanding, the Conversion Price, the Liquidation Price or the Regular Preferred Dividend Rate, the Corporation shall mail a notice thereof and of the then prevailing number of shares of Class B Preferred Stock outstanding, the Conversion Price, the Liquidation Price and the Regular Preferred Dividend Rate to each holder of shares of Class B Preferred Stock.

10. Miscellaneous.

(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) business days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms hereof) with postage prepaid, addressed: (i) if to the Corporation, to its office at 5959 Las Colinas Boulevard, Irving, Texas 75039 (Attention: Treasurer) or to the transfer agent for the Class B Preferred Stock, or other agent of the Corporation designated as permitted hereby or (ii) if to any holder of the Class B Preferred Stock or Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Class B Preferred Stock or Common Stock, as the case may be) or (iii) to such other address as the Corporation or any such holder, as the case may be, shall have designated by notice similarly given.

(B) The term "Common Stock" as used herein means the Corporation's no par value common stock, as the same exists at the Effective Date, or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to without par value, or from without par value to par value. In the event that, at any time as a result of an adjustment made pursuant to Section 9 hereof, the holder of any shares of the Class B Preferred Stock upon thereafter surrendering such shares for conversion shall become entitled to receive any shares or other securities of the Corporation other than shares of Common Stock, the anti-dilution provisions contained in Section 9 hereof shall apply in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock, and the provisions of Sections 1 through 8 and 10 hereof with respect to the Common Stock shall apply on like or similar terms to any such other shares of securities.

(C) The term "Effective Date" shall mean the date of effectiveness of the Certificate of Merger of Lion Acquisition Subsidiary Corporation with and into Mobil Corporation filed in the office of the Secretary of State of the State of Delaware.

(D) The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Class B Preferred Stock or shares of Common Stock or other securities issued on account of Class B Preferred Stock pursuant thereto or certificate representing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Class B Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Class B Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(E) In the event that a holder of shares of Class B Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Class B Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares, and make such payment, in the name of the holder of such Class B Preferred Stock as shown on the records of the Corporation and to send the certificate or certificates or other documentation representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

(F) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Class B Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first-class mail, postage prepaid, to each holder of record of Class B Preferred Stock.

(G) Any shares of Common Stock into which the shares of Class B Preferred Stock shall be converted, may be uncertificated shares, provided that the names of the holders of all uncertificated shares and the number of such shares held by each holder shall be registered at the offices of the Corporation or the transfer agent for such shares. In the event that any shares shall be uncertificated, all references herein to surrender or issuance of stock certificates shall have no application to such uncertificated shares.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 17, 2005

The proposal urges the board of directors to take the necessary steps to amend the bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the chief executive officer.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Daniel Greenspan
Attorney-Advisor